  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1998

                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                       CLARK REFINING & MARKETING, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    2911                    43-1491230
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                             8182 MARYLAND AVENUE
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-9696
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                           KATHERINE D. KNOCKE, ESQ.
                       CLARK REFINING & MARKETING, INC.
                             8182 MARYLAND AVENUE
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-9696
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
                             WILSON S. NEELY, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 455-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                                     PROPOSED       PROPOSED
                                                     MAXIMUM        MAXIMUM
     TITLE OF EACH CLASS OF         AMOUNT TO BE  OFFERING PRICE   AGGREGATE       AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED      PER UNIT    OFFERING PRICE REGISTRATION FEE
------------------------------------------------------------------------------------------------
8 5/8% New Senior Notes due 2008.   $110,000,000       100%       $110,000,000     $32,450.00
------------------------------------------------------------------------------------------------

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                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR THE TIME THE REGISTRATION STATEMENT BECOMES +
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH EACH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
LOGO            PRELIMINARY PROSPECTUS DATED SEPTEMBER 25, 1998
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT
                        CLARK REFINING & MARKETING, INC.
                       FOR ANY AND ALL OF ITS OUTSTANDING
                             OFFER TO EXCHANGE ITS
                          8 5/8% SENIOR NOTES DUE 2008
                        8 5/8% NEW SENIOR NOTES DUE 2008

 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON 1998, UNLESS EXTENDED.

  Clark Refining & Marketing, Inc., a Delaware corporation ("Clark" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal") to exchange (the "Exchange Offer") $1,000 principal amount of its 8 5/8% New Senior Notes due 2008 (the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Registration Statement of which this Prospectus is a part, for each $1,000 principal amount at maturity of its outstanding 8 5/8% Senior Notes due 2008 (the "Old Notes"). The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and therefore will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits under the indenture governing the Old Notes (the "Indenture"). The offering of the Old Notes is referred to herein as the "Debt Offering." The Old Notes and the New Notes are collectively referred to herein as the "Notes." See "The Exchange Offer" and "Description of the New Notes."

  Clark will accept for exchange any and all Old Notes validly tendered and not
withdrawn prior to 5:00 p.m., New York City time, on             , 1998, unless
extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer." Old Notes may be tendered only in integral multiples of $1,000.

  Interest on the New Notes will be payable on February 15 and August 15 of each year, commencing February 15, 1999. The New Notes will mature on August 15, 2008. The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after August 15, 2003 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, up to 35% in aggregate principal amount of the New Notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more Equity Offerings (as defined herein) at any time prior to August 15, 2002 at a redemption price equal to 108.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

  Upon the occurrence of a Change of Control that results in a Rating Decline (each as defined herein), the Company will be required to offer to purchase all of the New Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

  The New Notes will rank pari passu with all unsubordinated indebtedness of the Company, including indebtedness under the Credit Agreement, the 8 3/8% Notes, the 9 1/2% Notes and the Amended and Restated Term Loan Agreement (each as defined herein). The obligations of the Company under the Credit Agreement, however, are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product and other inventories and trademarks and other intellectual property and, accordingly, such indebtedness will effectively rank senior in right of payment to the New Notes to the extent of such assets.
                                                                     (Continued)


  SEE "RISK FACTORS" ON PAGES 18-25 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE NOTES.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   COMMISSION  AND  OR  ANY  STATE  SECURITIES COMMISSION  PASSED  UPON  THE
    ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION  TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

             The date of this Preliminary Prospectus is       1998.

(Continuation of cover page)


  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in several no-action letters to third parties, the Company believes that the New Notes issued in exchange for Old Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any Holders (as defined herein) thereof (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such Holder that is an "affiliate" of the Company, within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the Holder is acquiring such New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in any distribution of the New Notes. Persons wishing to exchange Old Notes in the Exchange Offer must represent to the Company that such conditions have been met. However, any Holder who is an "affiliate" of the Company or who tenders in the Exchange Offer with the intention to participate or for the purpose of participating, in a distribution of the New Notes cannot rely on the interpretation by the staff of the Commission set forth in the above-referenced no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes. See "Risk Factors--Consequences to Non-Tendering Holders of Old Notes." In addition, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus, meeting the requirements of the Securities Act, in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and not acquired directly from the Company. The Company has agreed that for a period of up to 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." EXCEPT AS DESCRIBED IN THIS PARAGRAPH, THIS PROSPECTUS MAY NOT BE USED FOR AN OFFER TO RESELL, RESALE OR OTHER TRANSFER OF NEW NOTES.

 No person has been authorized in connection with the offering made hereby to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     4
Incorporation of Certain Documents by Reference...........................     5
Prospectus Summary........................................................     6
Risk Factors..............................................................    18
Use of Proceeds...........................................................    25
The Lima Acquisition......................................................    26
The Exchange Offer........................................................    34
Capitalization............................................................    42
Selected Consolidated Financial and Other Data............................    43
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    45
Quarterly Financial Information...........................................    57
Business..................................................................    58
Management................................................................    78
Security Ownership of Certain Owners and Management.......................    85
Certain Transactions......................................................    85
Description of the New Notes..............................................    87
Book Entry; Delivery and Form.............................................   112
Certain United States Federal Income Tax Consequences of the Exchange.....   115
Certain United States Federal Income Tax Considerations for Non-United
 States Holders...........................................................   115
Description of Certain Debt Instruments...................................   118
Plan of Distribution......................................................   123
Legal Matters.............................................................   123
Experts...................................................................   124
Index to Financial Statements and Schedules...............................   F-1
Opinion and Summary Report of Turner, Mason & Company.....................   A-1

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith has filed reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

  The Company has agreed that, if at any time while the New Notes are "restricted securities" within the meaning of the Securities Act, the Company is not subject to the informational requirements of the Exchange Act, the Company will furnish to holders of the New Notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the New Notes.

  Each report attached as an Appendix is current only as of the date of the report, and the delivery of such reports as Appendices hereto shall not create any implication that there has been no change in the affairs of the Company since the date thereof or that the information contained therein is current as of any time subsequent to its date. Any statement contained herein shall be deemed to be modified or suspended for the purpose of this Prospectus to the extent that a subsequent statement contained herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. In addition, any statement contained in any such report attached as an Appendix shall be deemed to be superseded for the purpose of this Prospectus to the extent that a discussion contained herein relating to the same subject matter omits such statement. Any such statement omitted shall not be deemed to constitute a part of this Prospectus.

                          FORWARD-LOOKING STATEMENTS

  THE STATEMENTS IN THIS PROSPECTUS THAT ARE NOT HISTORICAL INFORMATION ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WORDS SUCH AS "EXPECTS," "INTENDS," "PLANS," "PROJECTS," "BELIEVES," "ESTIMATES" AND SIMILAR EXPRESSIONS ARE USED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. ANY FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.

  AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CHANGES IN INDUSTRY-WIDE REFINING MARGINS, CHANGES IN CRUDE OIL AND OTHER RAW MATERIAL COSTS, AND WORLD AND REGIONAL EVENTS THAT COULD SIGNIFICANTLY INCREASE VOLATILITY IN THE MARKETPLACE. THE COMPANY'S CRUDE OIL SUPPLY COULD BE AFFECTED BY FACTORS BEYOND ITS CONTROL, SUCH AS EMBARGOES, THE CONTINUED DISCOVERY AND PRODUCTION OF LIGHT SWEET CRUDE OIL, OR MILITARY CONFLICTS BETWEEN (OR INTERNAL INSTABILITY IN) ONE OR MORE OIL-PRODUCING COUNTRIES. THE COMPANY'S BUSINESS IS ALSO AFFECTED BY THE CONTINUED AVAILABILITY OF DEBT AND EQUITY FINANCING, CHANGES IN LABOR RELATIONS, GENERAL ECONOMIC CONDITIONS (INCLUDING RECESSIONARY TRENDS, INFLATION AND INTEREST RATES), MARKET SUPPLY AND DEMAND FOR THE COMPANY'S PRODUCTS, THE RELIABILITY AND EFFICIENCY OF THE COMPANY'S OPERATING FACILITIES, THE LEVEL OF OPERATING EXPENSES AND HAZARDS COMMON TO OPERATING FACILITIES (INCLUDING EQUIPMENT MALFUNCTIONS, PLANT

CONSTRUCTION/REPAIR DELAYS, EXPLOSIONS, FIRES, OIL SPILLS AND SEVERE WEATHER EFFECTS), ACTIONS TAKEN BY COMPETITORS (INCLUDING BOTH PRICING AND EXPANSION AND RETIREMENT OF REFINERY CAPACITY IN RESPONSE TO MARKET CONDITIONS), AND CIVIL, CRIMINAL, REGULATORY OR ADMINISTRATIVE ACTIONS, CLAIMS OR PROCEEDINGS (INCLUDING DOMESTIC AND INTERNATIONAL POLITICAL, LEGISLATIVE, REGULATORY AND LEGAL ACTIONS AND REGULATIONS DEALING WITH PROTECTION OF THE ENVIRONMENT, INCLUDING GASOLINE COMPOSITION AND CHARACTERISTICS). UNPREDICTABLE OR UNKNOWN FACTORS NOT DISCUSSED HEREIN COULD ALSO HAVE MATERIAL ADVERSE EFFECTS ON FORWARD-LOOKING STATEMENTS.

  ALTHOUGH THE COMPANY BELIEVES THAT ITS EXPECTATIONS REGARDING FUTURE EVENTS ARE BASED ON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCE THAT THESE ARE ALL THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS OR THAT ITS EXPECTATIONS REGARDING FUTURE DEVELOPMENTS WILL PROVE TO BE CORRECT.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Current Report on Form 8-K filed August 21, 1998 with the Commission is incorporated by reference in this Prospectus.

  All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date the Exchange Offer is terminated are incorporated by reference in this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements, and related notes, appearing elsewhere in this Prospectus. Unless the context otherwise requires, prior to the Lima Acquisition (as defined herein), the term "Company" refers to the Company and its subsidiaries and after the Lima Acquisition, the term refers to the Company and its subsidiaries including the Lima Refinery (as defined herein). The Lima Refinery will be operated as a part of the refining division of the Company. Unless otherwise specified herein, or the context otherwise requires, all information relating to the Lima Refinery and its historical operations is based on information supplied to the Company by the seller, which has not been independently verified. Certain other information relating to the Lima Refinery is based on the Company's best estimates of operating results it would have achieved at the Lima Refinery had the Company purchased the Lima Refinery on January 1, 1997 and operated it and the related assets in the proposed manner from January 1, 1997 through December 31, 1997. See "Risk Factors--Company Estimates Regarding the Lima Acquisition" elsewhere herein.

                                  THE COMPANY

  The Company is one of the five largest independent refiners and marketers of petroleum products in the United States ("U.S."), with one Texas Gulf Coast refinery, one Ohio refinery and two Illinois refineries representing over 540,000 barrels per day ("bpd") of rated crude oil throughput capacity. The Company is also currently one of the ten largest direct operators of gasoline and convenience stores in the U.S. with 692 retail outlets in six Midwestern states (as of June 30, 1998). The Company also distributes its products through an additional 170 independently operated Clark branded outlets. The Company's retail network has conducted operations under the Clark brand name for over 65 years. The Company also markets gasoline, diesel fuel and other petroleum products on a wholesale unbranded basis.

  The Company has focused its business objectives with an entrepreneurial orientation towards cost reduction, productivity improvements, selective capital investments and growth through acquisitions. Important initiatives include the August 1998 acquisition of British Petroleum's Lima, Ohio refinery and certain other assets; the acquisition of Chevron U.S.A. Inc.'s ("Chevron") Port Arthur, Texas, refinery and certain other assets; retail acquisitions and divestitures intended to strengthen the Company's position in core markets; the marketing division's store re-imaging program; and the refining division's productivity enhancement programs. The Company believes it is well positioned to benefit from improving refining industry fundamentals and to take advantage of growth opportunities in the marketing and refining sectors.

  The Company is a wholly-owned subsidiary of Clark USA, Inc. ("Clark USA"), which is controlled by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") through a 78.5% voting interest (68.0% economic interest). Clark USA's other principal shareholder is an affiliate of Occidental Petroleum Corporation with a 19.9% voting interest (30.7% economic interest).

REFINING

  The Company operates four refineries and 17 product terminals located in its Midwest and Gulf Coast market areas, two crude oil terminals, an LPG terminal and has minority equity interests in certain crude oil pipelines. See "-- Pipeline Sales." The refining division is the largest business division of the Company in terms of total assets and has significant operating leverage to crack spreads and crude oil differentials, which provides the potential for the Company to significantly increase its operating cash flow if these variables continue to improve. Recent improvements in industry conditions and productivity gains contributed to the refining division's record contribution to operating income of $167.9 million in fiscal 1997, excluding certain inventory and other related special items ("Operating Contribution"). For additional cash flow disclosures, see "Selected Consolidated Financial and Other Data."

  The Port Arthur refinery is located in Port Arthur, Texas. The refinery has the ability to process 100% sour crude oil, including up to 20% heavy sour crude oil, and has coking capabilities. Heavy sour crude oil has historically been available at substantially lower costs when compared to light sweet crude oil such as West Texas Intermediate ("WTI"). The Port Arthur refinery has the ability to produce jet fuel, 100% low-sulfur diesel fuel, 55% summer reformulated gasoline ("RFG") and 75% winter RFG. The refinery's Texas Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources, and its products can be sold in the Midcontinent and Eastern U.S., as well as in export markets. Since acquiring the Port Arthur refinery in early 1995, the Company has increased crude oil throughput capability from approximately 178,000 bpd to its current 225,000 bpd and has lowered operating expenses by approximately 50c per barrel. From the date of the acquisition through June 30, 1998, the Port Arthur refinery has generated an Operating Contribution of approximately $281.0 million. For additional cash flow disclosures, see "Selected Consolidated Financial and Other Data."

  The Company's Illinois refineries, Blue Island (near Chicago, Illinois) and Hartford (near St. Louis, Missouri), are supplied by common carrier crude oil pipelines and are located on inland waterways with barge access. The refineries have access to multiple sources of foreign and domestic crude oil and benefit from crude oil input flexibility. Recent pipeline expansions, including the new capacity of the Express Pipeline and expanded capacity on the Interprovincial Pipeline, have served to increase the availability of lower cost crude oil to the Company's Illinois refineries. The two refineries are connected by product pipelines, increasing flexibility relative to stand-alone operations. The Company's product terminals allow efficient distribution of refinery production through pipeline systems. The Company believes that the Midwest location of these refineries has provided relatively high refining margins with less volatility than comparable operations located in other regions of the U.S., principally because demand for refined product has exceeded production in the region. This excess demand has been satisfied by imports from other regions, providing Midwest refineries with a transportation advantage.

MARKETING

  The Company markets gasoline and convenience products in six Midwestern states through a retail network of Company-operated stores and also markets refined petroleum products through a wholesale program to distributors, chain retailers and industrial consumers. The Company's wholesale operation markets petroleum products in both the Midwest and Gulf Coast regions of the U.S. The Company's retail presence is focused in the Great Lakes region of the U.S. where Company-operated stores market value-oriented gasoline products, cigarettes and a mix of On The Go (R) (non-tobacco) convenience products. As noted above, the Company operates a high proportion of Clark-branded retail locations, which the Company believes enables it to respond more quickly and uniformly to changing market conditions than many of its competitors, including major oil companies that generally operate their stores through dealer or jobber networks. Of the Company-operated retail locations, approximately 75% are located on Company-owned real estate and 25% are on leased locations. In 1997, the Company sold approximately 1 billion gallons of fuel (representing approximately 27% of current refining production) and over $280 million of convenience products through approximately 200 million retail transactions and sold an additional 1.1 billion gallons of fuel to wholesale customers including Clark-branded retailers, major transportation companies and commercial companies.

  Over the past several years, the Company has focused on building core markets where it believes it can maintain or develop market shares of 7.5% to 15% in order to leverage brand recognition, promotions and other marketing and operating activities. In part due to this focus, the Company's core market monthly gasoline sales per store averaged 115,800 gallons in 1997, which exceeded the 1997 national industry average of 86,400 gallons, while monthly sales per square foot averaged approximately $50 for convenience products versus the industry average of approximately $26. The Company believes its low operating costs rank it in the first quartile of its industry, providing it with an important competitive advantage. Chicago, Central Illinois, Southern Michigan, Cleveland, Milwaukee and Toledo currently are the Company's six highest volume core metropolitan markets, with market shares of 5% to 15%. A current trend toward consolidation in the marketing sector is viewed positively by the Company due to growth and other opportunities that may develop.

  The Company currently sells gasoline and diesel fuel on an unbranded basis to approximately 400 distributors and chain retailers. The Company believes these sales offer higher profitability than spot market alternatives. Wholesale sales are also made to the transportation and commercial sector, including airlines, railroads, barge lines and other industrial end-users. During 1997 and 1998, the Company has continued to expand its new branded jobber program, increasing to 170 the number of outlets owned and operated by branded jobbers as of June 30, 1998. The Company believes that a branded distributor program, new business franchise marketing, and further focus on the transportation and commercial sectors offer significant opportunities for incremental sales volumes and earnings in the future.

                              THE LIMA ACQUISITION

  On August 10, 1998, the Company completed the purchase from BP Exploration & Oil Inc., The Standard Oil Company, BP Oil Pipeline Company and BP Chemicals Inc. (collectively, "BP") of BP's Lima, Ohio refinery, Buckeye Road crude oil terminal and Vine Street products terminal (collectively, the "Lima Refinery") for a purchase price of $175 million plus approximately $40 million for the hydrocarbon inventory at the Lima Refinery on August 10, 1998 (the "Lima Acquisition"). In addition, an estimated $70 million will be paid for crude oil in transit currently owned by BP, the payment for which will occur over the two months following August 10, 1998 as the crude oil is delivered to the Lima Refinery. Approximately $50 million of this amount will be funded through proceeds from the sale of finished products over the same period. The Lima Refinery was purchased with limited representations, warranties and closing conditions. Subject to the terms and limitations set forth in the Agreement for the Purchase and Sale of Lima Oil Refinery, dated July 1, 1998 (the "Purchase Agreement"), BP has agreed to indemnify the Company for all environmental and other liabilities and obligations arising from the ownership and operation of the Lima Refinery prior to Closing. See "The Lima Acquisition--The Purchase Agreement." The Company believes that the Lima Refinery:

  . is a high quality, profitable refinery;
  . is located in the Company's existing core retail and wholesale markets; . provides the opportunity for improved results of operations and cash flow;
  . is being acquired at an attractive acquisition price based on recent refinery transactions;
  . enhances the Company's scale and competitive position; and . improves the Company's and Clark USA's ability to access the public equity markets.

  The Lima Refinery is a single train, fully integrated coking refinery that has a rated crude oil throughput capacity of approximately 170,000 bpd, which increased the Company's crude oil throughput capacity from 370,000 bpd to approximately 540,000 bpd. The Lima Refinery is a highly automated, modern oil refinery with a Nelson complexity rating of 8.7 and an estimated replacement cost of $1.2 billion. The Midwest location of the Lima Refinery has historically provided it with a transportation cost advantage and less gross margin volatility than refineries in other regions since demand for refined products has exceeded supply in the region. The Lima Refinery complements the Company's existing assets in the region as it is located in existing core retail and wholesale markets where the Company already has distribution capability.

  The Lima Refinery, which is located on a 650 acre site, was designed to process light sweet crude oil and has historically run a predominantly domestic sweet crude oil slate. In addition to over five million barrels of on-site storage and a rail products loading and unloading system, the Lima Refinery also has access to a system of crude oil and product pipelines and terminals. At approximately 170,000 bpd, the Lima Refinery is large enough to realize economies of scale and other efficiencies. According to a 1994 industry study, the Lima Refinery ranked in the 2nd quartile in terms of fixed costs and in the 1st quartile in operational availability, turnaround index and maintenance index.

  On August 10, 1998, the Company entered into an amended and restated term loan agreement with certain lenders and Goldman Sachs Credit Partners L.P., as agent, pursuant to which the Company borrowed an additional $115 million (the "Amended and Restated Term Loan Agreement"). Borrowings under the Amended and Restated Term Loan Agreement are senior unsecured obligations of the Company. On August 10, 1998, the Company also sold $110 million aggregate principal amount of its Old Notes to the Initial Purchasers (as defined herein), which then placed the Old Notes with institutional investors. The Company used the proceeds from the additional borrowings under the Amended and Restated Term Loan Agreement and from the sale of the Old Notes, along with available cash, to fund the Lima Acquisition and related costs.

  Also in connection with the Lima Acquisition, the Company amended its revolving credit facility, to increase its size to the lesser of $700 million or the amount available under a borrowing base, as defined, representing specified percentages of cash, investments, accounts receivable, inventory and other working capital items.

                               BUSINESS STRATEGY

  The Company's business strategy focuses on improving productivity, selectively adding scale through the acquisition of low-cost, quality assets, optimizing capital investments, promoting an entrepreneurial culture where employee incentives are aligned with performance objectives, and maintaining strong liquidity and financial flexibility.

  . Improving Productivity. The Company continues to implement relatively low-cost projects in its refining and marketing operations designed to increase production, sales volumes and production yields and to improve its sales mix while reducing input costs and operating expenses. Examples of these types of initiatives include improvements at the Port Arthur refinery, increased yields and crude oil throughput capability at its Illinois refineries and improved monthly fuel volumes, convenience product sales and margins in the retail division.

  . Adding Scale Through Acquisitions. The Company intends to continue to selectively add scale to its refining and marketing operations through the acquisition of low-cost, quality assets. Since 1994, the Company has almost quadrupled its refining capacity by acquiring the Lima and Port Arthur refineries and has strengthened its Northern Illinois and Southern Michigan presence by acquiring retail stores in these core markets.

  . Optimizing Capital Investment. The Company seeks to optimize capital investments by linking discretionary capital investment to internally generated cash flow and minimizing investment risk while maximizing project returns. As an example, in response to weak 1995 and 1996 industry refining market conditions, discretionary capital expenditures were scaled back significantly from historical levels. Due to improved results in 1997 and a more robust refining industry environment, the Company implemented several low risk, high payback discretionary capital projects.

  . Promoting Entrepreneurial Culture. The Company emphasizes an entrepreneurial management approach which uses employee incentives to enhance financial performance and safety. All of the Company's employees participate in its performance management, profit sharing or other incentive plans, and the Company has a stock incentive plan for certain key employees.

     . Maintaining Strong Liquidity and Financial Flexibility. The Company and Clark USA will continue to seek to improve their capital structure. The Company has historically maintained significant liquidity and, as of June 30, 1998, had a cash balance of approximately $190 million. The equity recapitalization and the debt refinancing and repayment completed in October and November 1997 were designed to strengthen the balance sheet of Clark USA and the Company by extending debt maturities, increasing prepayment flexibility and lowering the overall borrowing cost. The sale of the Offered Pipelines (as defined below), if consummated, would add approximately $74 million of cash to the Company's balance sheet. The Company believes the Lima Acquisition provides the opportunity to increase earnings and cash flows which, in turn, better positions the Company to access the public equity markets and further improve its capital structure.

                                PIPELINE SALES

  In 1997, the Company determined that its minority interests in the Southcap Pipe Line Company, Chicap Pipe Line Company, Wolverine Pipe Line Company and Westshore Pipe Line Company (collectively, the "Offered Pipelines") were not strategic since the Company's shipping rights are assured due to the pipelines' operation as common carrier pipelines and the Company's historical throughput. During July 1998, the Company sold its interest in the Westshore Pipe Line Company and the Wolverine Pipe Line Company for net proceeds of approximately $17 million, resulting in an after tax book gain of approximately $12 million. The Company has signed definitive agreements to sell its interests in the remaining two pipeline companies, subject to regulatory approval, for net proceeds of approximately $57 million that, if consummated, would result in an estimated after tax book gain of approximately $56 million. Although the Company expects to close the remaining two transactions by September 30, 1998, there can be no assurance that it will be able to do so by such time or at all. The Offered Pipelines contributed approximately $8 million of dividends for the fiscal year ended December 31, 1997.

                          PORT ARTHUR UPGRADE PROJECT

  In March 1998, the Company announced that it had entered into a long-term crude oil supply agreement with P.M.I. Comercio Internacional, S.A. de C.V., an affiliate of Petroleos Mexicanos, the Mexican state oil company. The terms of the contract provide the Company with the foundation necessary to continue developing a project to upgrade the Port Arthur refinery to process primarily lower-cost, heavy sour crude oil. Under the agreement, the Company expects to purchase in the range of 150,000 to 210,000 bpd of heavy, sour Maya crude oil for use at the Port Arthur refinery. The supply contract would also assist in stabilizing earnings and cash flows from the project. The contract period would run for a minimum of eight years from the completion of the project, which could be as early as January 2001. The Port Arthur refinery has several important characteristics that make it attractive for this type of arrangement. Its Gulf Coast location provides excellent access to waterborne Mexican crude oil. Additionally, the refinery already has some of the infrastructure and processing capability necessary to support an upgraded operation.

  The project, which the Company expects to generate attractive returns, is currently projected to cost approximately $600-$700 million and is currently expected to be financed on a non-recourse basis to the Company and Clark USA. The project will include construction of an 80,000 bpd delayed coker and a 35,000 bpd hydrocracking unit and expansion of the crude unit capacity to approximately 250,000 bpd. If the project is completed, the Port Arthur refinery will have the ability to process heavy, sour crude oil up to an estimated 80% of its capacity. The implementation of the project is subject to certain conditions, such as final determination of economic and technical feasibility, arrangement of suitable financing, and securing appropriate tax abatements. The Company currently expects to begin construction of the project in the fourth quarter of 1998 and to have the financing in place early in 1999.

                  THE AMENDED AND RESTATED TERM LOAN AGREEMENT

  On August 10, 1998, the Company entered into the Amended and Restated Term Loan Agreement. The Amended and Restated Term Loan Agreement amends and restates a credit agreement, dated as of November 21, 1997 and provides for an additional unsecured term loan of $115 million. The proceeds of the loan were used to fund a portion of the purchase price of the Lima Acquisition. Interest under the term loan is based on the London Interbank Offered Rate plus 2.75%. The new loans are scheduled to be repaid by November 15, 2004.

                               THE DEBT OFFERING

  On August 10, 1998, the Company sold $110,000,000 aggregate principal amount of its Old Notes to the Initial Purchasers (as defined herein), which then placed the Old Notes with institutional investors (the "Debt Offering"). The net proceeds of the Debt Offering were used to pay a portion of the purchase price for the Lima Acquisition.

                            THE CONSENT SOLICITATION

  In connection with the Debt Offering, the Amended and Restated Term Loan Agreement and expansion of the Company's Working Capital Facility, Clark USA solicited and received consents from the holders of its 10 7/8% Senior Notes due 2005 (the "10 7/8% Notes") and its 11 1/2% Senior Cumulative Exchangeable Preferred Stock (the "11 1/2% Preferred Stock") to modify the terms of certain covenants under the instruments governing such securities to enable the Company to incur indebtedness to finance the Lima Acquisition (the "Consent Solicitation").

                               THE EXCHANGE OFFER

Registration Agreement........ The Old Notes were sold by the Company on August
                               10, 1998 to Goldman, Sachs & Co., J.P. Morgan &
                               Co., Salomon Smith Barney and Wasserstein Perella
                               Securities, Inc., as initial purchasers (the
                               "Initial Purchasers"), which then placed the Old
                               Notes with institutional investors. In connection
                               therewith, the Company executed and delivered for
                               the benefit of the Holders of the Old Notes an
                               exchange and registration rights agreement (the
                               "Registration Agreement") providing for the Ex-
                               change Offer.
The Exchange Offer............ $1,000 principal amount at maturity of New Notes in exchange for each $1,000 principal amount of
                               Old Notes.
                               As of the date hereof, $110.0 million aggregate
                               principal amount at maturity of Old Notes are
                               outstanding. The Company will issue the New Notes
                               to holders on or promptly after the Expiration
                               Date.
                               Based on an interpretation by the staff of the
                               Commission set forth in no-action letters issued
                               to third parties, the Company believes that New
                               Notes issued in exchange for Old Notes pursuant
                               to the Exchange Offer may be offered for resale,
                               resold and otherwise trans-

                              ferred by any Holder thereof (other than (i) a
                              broker-dealer who purchases such New Notes di-
                              rectly from the Company to resell pursuant to
                              Rule 144A or any other available exemption under
                              the Securities Act or (ii) any such Holder that
                              is an "affiliate" of the Company within the mean-
                              ing of Rule 405 under the Securities Act) without
                              compliance with the registration and prospectus
                              delivery provisions of the Securities Act; pro-
                              vided that the Holder is acquiring such New Notes
                              in its ordinary course of business and is not
                              participating, and has no arrangement or under-
                              standing with any person to participate, in any
                              distribution of the New Notes. Persons wishing to
                              exchange Old Notes in the Exchange Offer must
                              represent to the Company that such conditions
                              have been met. However, any Holder who is an
                              "affiliate" of the Company or who tenders in the
                              Exchange Offer for the purpose of distributing
                              the New Notes cannot rely on the interpretation
                              of the staff of the Commission set forth in the
                              above-referenced no-action letters and must com-
                              ply with the registration and prospectus delivery
                              requirements of the Securities Act in connection
                              with any sale or transfer of the Old Notes. See
                              "Risk Factors--Consequences to Non-Tendering
                              Holders of Old Notes."
                              Each broker-dealer that receives New Notes for
                              its own account pursuant to the Exchange Offer
                              must acknowledge that it will deliver a prospec-
                              tus in connection with any resale of such New
                              Notes. The Letter of Transmittal states that by
                              so acknowledging and by delivering a prospectus,
                              a broker-dealer will not be deemed to admit that
                              it is an "underwriter" within the meaning of the
                              Securities Act. This Prospectus, as it may be
                              amended or supplemented from time to time, may be
                              used by a broker-dealer in connection with re-
                              sales of New Notes received in exchange for Old
                              Notes where such Old Notes were acquired by such
                              broker-dealer as a result of market-making activ-
                              ities or other trading activities and not ac-
                              quired directly from the Company. The Company has
                              agreed that for a period of up to 90 days after
                              the Expiration Date, it will make this Prospectus
                              available to any broker-dealer for use in connec-
                              tion with any such resale. See "Plan of Distribu-
                              tion."
Expiration Date.............. 5:00 p.m., New York City time, on            ,
                              1998, unless the Exchange Offer is extended, in
                              which case the term "Expiration Date" means the
                              latest date and time to which the Exchange Offer
                              is extended.
Conditions to the Exchange    The Exchange Offer is subject to certain custom-
 Offer....................... ary conditions which may be waived by the Compa-
                              ny. See "The Exchange Offer--Conditions."

Procedures for Tendering Old  Each Holder of Old Notes wishing to accept the
 Notes....................... Exchange Offer must complete, sign and date the
                              Letter of Transmittal, or a facsimile thereof, in
                              accordance with the instructions contained herein
                              and therein, and mail or otherwise deliver such
                              Letter of Transmittal, or such facsimile, to-
                              gether with the Old Notes and any other required
                              documentation to the Exchange Agent (as defined
                              herein) at the address set forth herein. By exe-
                              cuting the Letter of Transmittal, each Holder
                              will represent to the Company that, among other
                              things, the New Notes acquired pursuant to the
                              Exchange Offer are being obtained in the ordinary
                              course of business of the person receiving such
                              New Notes, whether or not such person is the
                              Holder, that neither the Holder nor any such
                              other person has an arrangement or understanding
                              with any person to participate in the distribu-
                              tion of such New Notes and that neither the
                              Holder nor any such other person is an "affili-
                              ate," as defined under Rule 405 of the Securities
                              Act, of the Company. See "The Exchange Offer--
                              Procedures for Tendering." Each broker-dealer
                              that receives New Notes for its own account in
                              exchange for Old Notes, where such Old Notes were
                              acquired by such broker-dealer as a result
                              of market-making activities or other trading ac-
                              tivities, must acknowledge that it will deliver a
                              prospectus in connection with any resale of such
                              New Notes. See "The Exchange Offer--Procedures
                              for Tendering" and "Plan of Distribution."
Special Procedures for Bene-  Any beneficial owner whose Old Notes are regis-
 ficial Owners............... tered in the name of a broker, dealer, commercial bank, trust company or other nominee and who
                              wishes to tender
                              should contact such registered Holder promptly
                              and instruct such registered Holder to tender on
                              such beneficial owner's behalf. If such benefi-
                              cial owner wishes to tender on such owner's own
                              behalf, such owner must, prior to completing and
                              executing the Letter of Transmittal and deliver-
                              ing his Old Notes, either make appropriate ar-
                              rangements to register ownership of the Old Notes
                              in such owner's name or obtain a properly com-
                              pleted bond power from the registered Holder. The
                              transfer of registered ownership may take consid-
                              erable time. See "The Exchange Offer--Procedures
                              for Tendering."
Guaranteed Delivery Proce-    Holders of Old Notes who wish to tender their Old
 dures....................... Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes,
                              the Letter of Transmittal or any other documents
                              required by the Letter of Transmittal to the Ex-
                              change Agent prior to the Expiration Date, must
                              tender their Old Notes according

                              to the guaranteed delivery procedures set forth
                              in "The Exchange Offer--Guaranteed Delivery Pro-
                              cedures."
Withdrawal Rights............ Tenders may be withdrawn at any time prior to
                              5:00 p.m., New York City time, on the Expiration
                              Date.
Acceptance of Old Notes and   The Company will accept for exchange any and all
 Delivery of New Notes....... Old Notes which are properly tendered in the Ex-
                              change Of-
                              fer prior to 5:00 p.m., New York City time, on
                              the Expiration Date. The New Notes issued pursu-
                              ant to the Exchange Offer will be delivered
                              promptly following the Expiration Date. See "The
                              Exchange Offer--Terms of the Exchange Offer."
Certain Federal Income Tax
 Consequences................ The exchange pursuant to the Exchange Offer should not be treated as a taxable exchange for
                              federal income tax purposes. See "Certain Federal
                              Income Tax Considerations--Consequences of the
                              Exchange Offer to Exchanging and Nonexchanging
                              Holders."
Exchange Agent
 Old Notes................... Bankers Trust Company is serving as Exchange
                              Agent in connection with the exchange offer of
                              New Notes for Old Notes.

                         SUMMARY OF TERMS OF NEW NOTES

  The Exchange Offer applies to $110.0 million aggregate principal amount of Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes, and will be entitled to the benefits of the Indenture. See "Description of the New Notes."

Securities Offered........  $110 million aggregate principal amount of 8 5/8%
                            New Senior Notes due 2008.

Issuer....................  Clark Refining & Marketing, Inc.

Maturity Date.............  August 15, 2008.

Interest Payment Dates....  February 15 and August 15 of each year, commencing
                            February 15, 1999.

Mandatory Redemption......  None.

Optional Redemption.......  The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after August 15, 2003 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, up to 35% in aggregate principal amount of New Notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more Equity Offerings at any time prior to August 15, 2002 at a redemption price equal to 108.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Ranking...................  The New Notes will rank pari passu in right of payment with all senior indebtedness of the Company, which at on the issue date of the New Notes will consist solely of the Company's 9 1/2% Senior Notes due 2004 (the "9 1/2% Notes"), the Company's 8 3/8% Senior Notes due 2007 (the "8 3/8% Notes") and obligations under the Credit Agreement (as defined) and the Amended and Restated Term Loan Agreement. Because the New Notes are unsecured, obligations under the Credit Agreement will effectively rank senior to the New Notes to the extent of the security in respect of the Credit Agreement.

Change of Control.........  Following a Change of Control that results in a
                            Rating Decline (as defined herein), the Company will be required to offer to purchase all of the New Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance, however, that the Company will have sufficient funds with which to purchase the New Notes at that time, and certain provisions of the Company's other debt agreements (including the Credit Agreement) may further limit the Company's ability to make such purchases. See "Risk Factors--Change of Control Provisions in the New Notes" and "Description of the New Notes."

Certain Covenants Prior
 to an Investment Grade
 Rating Event.............
                            The indenture contains certain covenants that, among other things, limit the ability of the Company to incur or guarantee additional indebtedness, pay dividends on and redeem capital stock, sell assets and capital stock, enter into transactions with affiliates, create liens, engage in mergers and consolidations or transfer substantially all of its assets to another person. However, all of these covenants are subject to a number of important qualifications and exceptions. See "Description of the New Notes."

Certain Covenants After
 an Investment Grade
 Rating Event.............
                            After the occurrence of an Investment Grade Rating Event (as defined herein), certain of the covenants described in the preceding paragraph will cease to exist or will be modified. The Indenture at such time will contain covenants that, among other things, limit the Company's ability to create liens with respect to certain assets, enter into sale-leaseback transactions and engage in mergers and consolidations.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the issuance of the New Notes offered in the Exchange Offer.

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered before tendering any Old Notes.

              SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

  The summary consolidated financial data set forth below for the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 are derived from the audited financial statements included elsewhere herein. The summary financial data set forth below for the Company as of December 31, 1993, 1994 and 1995 and for each of the two years in the period ended December 31, 1994 are derived from audited financial statements not included herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere herein. The summary historical data as of June 30, 1998 and for the six-month periods ended June 30, 1997 and 1998 are derived from the unaudited financial statements included elsewhere herein.

                                                                               SIX MONTHS
                                                                                  ENDED
                                    YEAR ENDED DECEMBER 31,                     JUNE 30,
                          ------------------------------------------------  ------------------
                            1993      1994      1995      1996      1997      1997      1998
                          --------  --------  --------  --------  --------  --------  --------
                                 (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
STATEMENT OF EARNINGS
 DATA:
 Net sales and operating
  revenues..............  $2,263.4  $2,440.0  $4,486.1  $5,072.7  $4,335.7  $2,172.7  $1,801.1
 Cost of sales..........   1,936.6   2,092.5   4,018.3   4,560.0   3,705.7   1,874.7   1,483.8
 Operating expenses(a)..     202.6     220.1     373.5     418.9     432.3     211.5     218.2
 General and
  administrative
  expenses(a)...........      43.0      51.2      52.1      59.1      65.5      29.0      35.1
 Depreciation and
  amortization(b).......      35.3      37.3      43.5      48.4      61.2      27.8      31.5
 Inventory (recovery of)
  write-down to market
  value.................      26.5     (26.5)      --        --       19.2       --       30.9
 Recapitalization, asset
  writeoffs and other
  charges...............       --        --        --        --       49.0       --        --
                          --------  --------  --------  --------  --------  --------  --------
 Operating income
  (loss)................  $   19.4  $   65.4  $   (1.3) $  (13.7) $    2.8  $   29.7  $    1.6
 Interest and financing
  costs, net(c).........      29.9      37.6      39.9      38.7      39.8      17.5      22.0
 Other income
  (expense)(d)..........      11.4       --        --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Earnings (loss) from
  continuing operations
  before taxes,
  extraordinary items
  and cumulative effect
  of change in
  accounting
  principles............  $    0.9  $   27.8  $  (41.2) $  (52.4) $  (37.0) $   12.2  $  (20.4)
 Income tax provision
  (benefit).............      (0.5)      9.7     (15.7)    (13.9)     10.5       7.0       0.2
                          --------  --------  --------  --------  --------  --------  --------
 Earnings (loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effect of change in
  accounting
  principles............  $    1.4  $   18.1  $  (25.5) $  (38.5) $  (47.5) $    5.2  $  (20.6)
                          ========  ========  ========  ========  ========  ========  ========
BALANCE SHEET DATA:
 Cash, cash equivalents
  and short-term
  investments...........  $  212.1  $  134.1  $  106.6  $  334.3  $  244.6  $  271.9  $  190.3
 Total assets...........     829.1     859.5   1,188.3   1,393.3   1,260.9   1,331.6   1,205.1
 Long-term debt.........     401.0     400.7     420.4     417.6     587.4     416.1     582.4
 Stockholder's equity...     146.0     162.9     304.1     534.1     260.9     539.3     230.8
SELECTED FINANCIAL DATA:
 Cash flows from
  operating activities..  $   68.4  $   53.7  $  (85.6) $   16.9  $   94.9  $    6.9  $   (8.0)
 Cash flows from
  investing activities..     (19.8)    (21.2)   (134.1)    212.0    (123.6)    (67.7)    (31.7)
 Cash flows from
  financing activities..      (1.1)     (5.4)    174.7      30.0     (61.0)     (1.5)    (14.6)
 Ratio of earnings to
  fixed charges(e)(f)...       --       1.56x      --        --        --       1.41x      --
 EBITDA(g)..............  $   54.7  $  102.7  $   42.2  $   34.7  $   64.0  $   57.5  $   33.1
 EBITDA, as adjusted(h).      81.2      76.2      42.2      34.7     132.2      57.5      64.0
 Expenditures for
  turnaround............  $   20.6  $   11.2  $    6.5  $   13.9  $   47.4  $   30.0  $   11.1
 Expenditures for
  property, plant and
  equipment.............      67.9     100.3      42.1      45.0      81.7      39.9      34.5
 Refinery acquisition
  expenditures..........       --       13.5      71.8       --        --        --        --
OPERATING DATA:
Refining Division:
 Port Arthur Refinery
  (acquired February 27,
  1995) Production (m
  bbls/day).............       --        --      207.7     210.8     213.5     198.5     230.2
 Gross margin (per
  bbl)(a)...............       --        --   $   2.28  $   2.78  $   3.84  $   3.99  $   4.00
 Operating
  expenses(mm)(a).......       --        --      121.6     164.7     170.7      83.7      88.0

                                                                   SIX MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              JUNE 30,
                          --------------------------------------  --------------
                           1993    1994    1995    1996    1997    1997    1998
                          ------  ------  ------  ------  ------  ------  ------
                          (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
OPERATING DATA
 (CONTINUED):
Refining Division
 (continued):
 Blue Island, Hartford
  and other refining
 Production (m
  bbls/day).............   134.7   140.3   136.5   134.2   135.8   141.2   120.5
 Gross margin (per
  bbl)(a)...............  $ 3.68  $ 3.35  $ 2.51  $ 2.56  $ 3.79  $ 3.92  $ 4.08
 Operating expenses
  (mm)(a)...............   104.3   115.0   130.2   126.6   123.2    63.3    64.2
 Refining Operating
  Contribution (mm).....    63.0    38.8    (2.3)   25.6   167.9    85.9    89.5
Retail Division(a):
 Number of core market
  stores (average)(i)...     547     553     595     620     666     663     670
 Gasoline volume (mm
  gals).................   726.6   763.3   838.1   858.7   912.4   434.7   451.1
 Gasoline volume (m gals
  per month per store)..   110.7   115.0   117.4   115.4   115.8   110.6   113.7
 Gasoline gross margin
  (cents/gal)...........    11.4c   11.3c   11.9c   10.6c   10.5c   10.2c   10.4c
 Convenience product
  sales (mm)............  $143.6  $158.0  $189.9  $201.8  $244.3  $115.5  $129.8
 Convenience product
  sales (m pmps)........    21.9    23.8    26.6    27.1    30.6    29.0    32.3
 Convenience product
  gross margin and other
  income (mm)...........  $ 36.4  $ 39.8  $ 46.5  $ 52.2  $ 64.6  $ 30.4  $ 34.4
 Convenience product
  gross margin (m
  pmps).................     5.5     6.0     6.5     7.0     8.1     7.7     8.6
 Operating expenses
  (mm)(a)...............  $ 64.5  $ 70.6  $ 90.3  $101.8  $118.4  $ 55.1  $ 60.9
 Core market store
  contribution (mm).....    35.0    35.3    38.3    20.5    19.8     8.7     8.9
 Non-core stores, bus.
  development & other
  (mm)..................    14.6     9.1     6.9     4.7     3.1     1.4     --
 Retail Operating
  Contribution (mm).....  $ 49.6  $ 44.4  $ 45.2  $ 25.2  $ 22.9  $ 10.1  $  8.9

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.
(b) Amortization includes amortization of turnaround costs and organizational costs.
(c) Interest and financing costs, net, included amortization of debt issuance costs of $1.2 million, $1.2 million, $5.2 million, $6.5 million and $7.0 million for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, and $3.5 million and $1.0 million for the six months ended June 30, 1997 and 1998, respectively. Interest and financing costs, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(d) Other income in 1993 included the final settlement of litigation with Drexel Burnham Lambert Incorporated of $8.5 million and a gain from the sale of non-core stores of $2.9 million.
(e) The ratio of earnings to fixed charges is computed by dividing (i) earnings before income taxes (adjusted to recognize only distributed earnings from less than 50% owned persons accounted for under the equity method) plus fixed charges, excluding capitalized interest by (ii) fixed charges, excluding capitalized interest. Fixed charges consisted of interest on indebtedness, including amortization of discount and debt issuance costs and the estimated interest components (one-third) of rental and lease expense.
(f) As a result of the losses for the years ended December 31, 1993, 1995, 1996 and 1997, earnings were insufficient to cover fixed charges by $1.7 million, $44.0 million, $53.6 million and $29.0 million, respectively. As a result of the losses for the six months ended June 30, 1998, earnings were insufficient to cover fixed charges by $19.8 million.
(g) Earnings before interests, taxes, depreciation and amortization ("EBITDA") is a commonly used non-GAAP financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")).
(h) EBITDA, as adjusted, does not reflect cash necessary or available to fund cash requirements. EBITDA, as adjusted, in 1993 and 1994 excluded the write-down in 1993 and the recovery in 1994 of a $26.5 million inventory valuation adjustment. EBITDA, as adjusted in 1997 and for the six months ended June 30, 1998 excluded the write-down of $19.2 million and $30.9 million, respectively, for inventory valuation adjustments and EBITDA, as adjusted, in 1997 also excluded recapitalization charges, asset writeoffs and other special charges of $49.0 million.
(i) Ten stores included in 1997 and 1998 operated exclusively as convenience stores and did not sell fuel.

                                 RISK FACTORS

  The New Notes involve certain risks. Holders of the Old Notes should consider the following risk factors, as well as the other information contained in this Prospectus, before tendering any Old Notes.

CONSEQUENCES TO NON-TENDERING HOLDERS OF OLD NOTES

  Upon consummation of the Exchange Offer, the Company will have no further obligation to register the Old Notes. Thereafter, any Holder of Old Notes who does not tender its Old Notes in the Exchange Offer, including any Holder which is an "affiliate" (as that term is defined in Rule 405 of the Securities
Act) of the Company which cannot tender its Old Notes in the Exchange Offer, will continue to hold restricted securities which may not be offered, sold or otherwise transferred, pledged or hypothecated except pursuant to Rule 144 and Rule 144A under the Securities Act or pursuant to any other exemption from registration under the Securities Act relating to the disposition of securities, provided that an opinion of counsel is furnished to the Company that such an exemption is available.

SUBSTANTIAL LEVERAGE, HISTORY OF NET LOSSES AND INSUFFICIENCY OF EARNINGS TO COVER FIXED CHARGES

  The Company has consolidated indebtedness that is substantial in relation to its stockholder's equity. As of June 30, 1998, the Company had outstanding long-term indebtedness (including current portions) of approximately $585.7 million. As of June 30, 1998, on a pro forma basis after giving effect to the consummation of the Offering, the Amended and Restated Term Loan Agreement (as defined herein) and the application of the net proceeds therefrom, and the sale of the Offered Pipelines, the Company would have had outstanding long-term indebtedness (including current portions) of approximately $810.4 million and stockholder's equity of approximately $298.6 million. See "Capitalization." The Credit Agreement, the Amended and Restated Term Loan Agreement, the indentures governing the 9 1/2% Notes, the 8 3/8% Notes and the Company's 8 7/8% Senior Subordinated Notes due 2007 (the "8 7/8% Senior Subordinated Notes") (collectively, the "Existing Indentures") and the Indenture, permit the incurrence of additional indebtedness by the Company subject to certain limitations specified therein.

  The Company had net losses before extraordinary items of $25.5 million, $38.5 million and $47.5 million for the years ended December 31, 1995, December 31, 1996 and December 31, 1997, respectively. As a result of these losses, earnings were insufficient to cover fixed charges by $44.0 million, $53.6 million and $29.0 million for such periods, respectively. The Company may experience net losses in the future.

  The level of the Company's indebtedness could have several important consequences for holders of the New Notes, including, but not limited to, the following: (i) a significant portion of the Company's cash flow from operations will be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited; (iii) the Company's leveraged position and the covenants contained in the Existing Indentures, the Credit Agreement, the Amended and Restated Term Loan Agreement and the Indenture could limit the Company's ability to compete, as well as its ability to expand and make capital improvements; and (iv) the Company's level of indebtedness could make it more vulnerable to economic downturns and more sensitive to volatility in the petroleum industry, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions.

  The Company's ability to pay interest on the New Notes and to satisfy its debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that available cash, together with borrowings under the Credit Agreement and other sources of liquidity will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments through at least the end of 1999. There can be no assurance, however, that the Company will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures. If unable to do so, the Company may be required to reduce or delay planned capital expenditures, seek additional financing, dispose of certain assets and/or seek to refinance some or all of its debt. There can be no assurance that any of these alternatives could be effected, if at all, on satisfactory terms.

  Additionally, if the Company were to sustain a decline in its operating results or available cash, it could experience difficulty in complying with the covenants contained in the Credit Agreement, the Amended and Restated Term Loan Agreement, the Existing Indentures, the Indenture or any other agreements governing future indebtedness of the Company. The failure to comply with such covenants could result in an event of default under these agreements, thereby permitting acceleration of such indebtedness as well as indebtedness under other instruments that contain cross-acceleration and cross-default provisions.

  In addition, the Company's sole stockholder, Clark USA, has substantial indebtedness. As of June 30, 1998, Clark USA had outstanding long-term indebtedness of approximately $175.0 million and Exchangeable Preferred Stock with an aggregate liquidation preference of $66.6 million ($68.5 million as of June 30, 1998). Clark USA has no significant independent operations and relies on receipt of funds from the Company to meet its debt and dividend obligations. Failure of Clark USA to meet its debt and dividend obligations could have a material adverse effect on the Company.

VOLATILITY OF REFINING AND MARKETING MARGINS

  The Company's earnings and cash flow from operations are primarily dependent upon processing crude oil and selling quantities of refined products at refining and marketing margins sufficient to cover fixed and variable expenses. Oil refining is a complex process that is subject to scheduled and unscheduled downtime.

  Crude oil costs and refined product prices depend on numerous factors beyond the Company's control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, political affairs and production levels, the availability of imports, the marketing of competitive fuels, the extent of government regulation and expected and actual weather conditions. The prices received by the Company for its refined products are affected by regional factors such as product pipeline capacity, local market conditions and the level of operations of competing refineries. A large, rapid increase in crude oil prices would adversely affect the Company's operating margins if the increased cost of raw materials could not be passed on to the Company's customers. Alternatively, a large rapid decrease in crude oil prices may adversely affect the Company's operating margins since feedstock costs are fixed on average two to three weeks prior to the manufacture and sale of the finished products. The Company currently purchases approximately 74% of its crude oil requirements in the spot market, where prices are subject to market fluctuations. Because of the Port Arthur refinery's U.S. Gulf Coast location and the two Illinois refineries' and the Lima Refinery's locations on major crude oil pipelines, the Company believes that adequate supplies of crude oil will be available in the spot market. No assurance can be given, however, that the Company will be able to negotiate favorable prices for crude oil in the spot market or that adequate supplies will be available during times of shortages. See "Business--Refining--Inventory Management." In recent years, crude oil costs and prices of refined products have fluctuated substantially. Accordingly, the Company's earnings are subject to substantial fluctuations, as reflected by losses incurred in the fiscal years of 1995, 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." On occasion, the Company utilizes U.S. Gulf Coast based derivatives, such as forward future and option contracts on crack spreads with respect to a portion of the production of the Port Arthur refinery. While this hedging strategy is intended to provide an acceptable profit margin on a portion of the Port Arthur refinery production, the use of such a strategy could limit the Company's ability to participate in an improvement in Gulf Coast crack spreads. See "Business--Refining--Inventory Management."

THE LIMA ACQUISITION

  The Lima Acquisition will have significant effects on all of the Company's operations. The Lima Acquisition increased the Company's refining capacity from 370,000 bpd to 540,000 bpd. As a result, the Company will experience corresponding increases in (i) working capital requirements, (ii) demands on management resources, (iii) requirements for crude oil feedstock supply and
(iv) quantities of refined product output which must be stored, transported and marketed by the Company. There can be no assurance that the Company will be able to successfully implement its business strategy with respect to the Lima Refinery.

  The Lima Refinery was purchased on an "as is" basis, with limited representations, warranties and closing conditions. While BP will indemnify the Company for all liabilities and obligations arising from the ownership and operation of the Lima Refinery prior to August 10, 1998 subject to certain terms and limitations contained in the Purchase Agreement (including the requirement that certain environmental indemnity claims be made within 17 years of Closing), the ownership and operation of the facility post-August 10, 1998 may subject the Company in the future to risks of substantial liability for environmental matters, for which the Company has agreed to indemnify BP.

  The Company has offered employment to the employees of the Lima Refinery. However, because BP had previously announced that the Lima Refinery was to be closed, many of such employees have accepted offers of employment with other operations of BP. While BP has agreed to assist the Company in its efforts to retain the Lima Refinery's employees, the Company will assume the risks associated with attracting and retaining an appropriate work force.

COMPANY ESTIMATES REGARDING THE LIMA ACQUISITION

  The Company's estimates for the Lima Refinery included herein represent the Company's best estimates of the operating results it would have achieved at the Lima Refinery, had the Company purchased the Lima Refinery on January 1, 1997 and operated it and the related assets in the proposed manner from January 1, 1997 through December 31, 1997. The estimates are based upon a number of assumptions, some of which may not materialize. Other assumptions may materialize but in a subsequent period. Unanticipated events may occur which could affect actual results achieved by the Company after the Lima Acquisition. The Lima Refinery's actual results after the Lima Acquisition will vary from the estimates and these variations may be material. Prospective investors are cautioned not to place undue reliance on the estimates. The Company does not intend to update or otherwise revise the estimates to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The estimates were not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Company's or Turner, Mason & Company's estimates regarding the Lima Acquisition contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the aforementioned estimates. See "Summary of Company Estimates Regarding the Lima Acquisition."

INTEREST RATES

  The Credit Agreement and the Amended and Restated Term Loan Agreement provide for interest at rates that fluctuate quarterly and could increase. An increase in interest rates will increase the

Company's interest expense and adversely affect the Company's income and cash flow available to make payments on the Notes and the Company's other indebtedness. See "Description of Certain Debt Instruments."

COMPETITION

  The refining and marketing segment of the oil industry is highly competitive. Many of the Company's principal competitors are integrated multinational oil companies that are substantially larger and better known than the Company. Because of their diversity, integration of operations, larger capitalization and greater resources, the major oil companies may be better able to withstand volatile market conditions, compete on the basis of price and more readily obtain crude oil in times of shortages. See "Business-- Competition."

LIQUIDITY

  The Company's cash, cash equivalents and short-term investments as of June 30, 1998 totalled $190.3 million. In addition, the Company had $400.0 million available (subject to customary borrowing conditions) under the Credit Agreement for the issuance of letters of credit and short-term cash borrowings (subject to a $50.0 million sublimit). As of June 30, 1998, on a pro forma basis after giving effect to the Lima Acquisition, the Offering, the Amended and Restated Term Loan Agreement, the application of the net proceeds therefrom and the payment of fees and expenses in connection therewith, and the sale of the Offered Pipelines, the Company's cash and short-term investments would have been $259.3 million. As a result of the increased indebtedness of the Company resulting from the Offering, annual interest expense will increase. There are a number of other factors which may have a material effect on the Company's liquidity, including the following.

  The Company's short-term working capital requirements (primarily letter of credit issuances to support crude oil requirements) fluctuate with the pricing and sourcing of crude oil. Historically, the Company's internally generated cash flows have been sufficient to meet its needs. The Credit Agreement is a revolving line of credit for short-term cash borrowings and for the issuance of letters of credit. In connection with the Lima Acquisition, the Credit Agreement was amended on August 10, 1998 to increase the facility to the lesser of $700.0 million or a borrowing base calculated with reference to cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories, provided that direct borrowings are limited to the principal amount of $150 million. As of June 30, 1998 and prior to the Lima Acquisition, the maximum commitment under the Credit Agreement was $372.0 million, of which $197.2 million was used for letters of credit; there were no direct borrowings as of such date. The Credit Agreement is currently due to expire December 31, 1999. To the extent the Company is unable to refinance its working capital facility on a timely basis and on satisfactory terms, there can be no assurance that the Company will have adequate liquidity. In addition, the Company is required to comply with certain financial covenants contained in the Credit Agreement. There can be no assurance that the Company will remain in compliance with such covenants if industry conditions weaken and continue for an extended period of time, which would have a direct impact on the Company.

  The Company also has a number of longer term needs for cash. The Company estimates that mandatory capital and turnaround expenditures, including environmental and regulatory expenditures and other nondiscretionary expenditures, from 1998 through 2000 will be approximately $95.0 million per year. While the Company expects that internally generated cash flows will be sufficient to support such capital expenditures, there can be no assurance in this regard. The Company links discretionary capital spending to cash flow generated and, as of June 30, 1998, did not have any material long-term commitments for discretionary capital expenditures. If internally generated cash flows are insufficient to support such mandatory and discretionary capital expenditures, the Company may be required to seek additional financing or postpone such capital expenditures. There can be no assurance that any such additional financing could be obtained or, if obtained, that the terms of any such financing would be satisfactory to the Company.

  The Company's 1997 term loan under the Amended and Restated Term Loan Agreement becomes due in 2004 (25% becomes due in 2003). In addition, the Company's 9 1/2% Notes become due in 2004, with an $87.5 million sinking fund payment required to be made in September 2003, the Company's 8 3/8% Notes become due in 2007, and the full amount of the 1998 term loan under the Amended and Restated Term Loan Agreement becomes due in 2004. The Company may not have sufficient funds to repay in full the entire amount of such obligations when they become due and would therefore be required to refinance all or a portion of such obligations at or prior to their maturity.

  In connection with the Port Arthur refinery acquisition, the Company agreed to make contingent payments to Chevron of up to $125.0 million over a five-year period beginning in February 1995 in the event that certain refining industry margin indicators exceed certain escalating levels. Such contingent payments were not payable based upon these industry margin indicators for the first three measurement periods through September 30, 1995, 1996 and 1997. The Company believes that, even if such contingent payments would be required to be made, they would not have a material adverse effect on the Company's financial position or results of operations since the Company would also benefit from such increased margins.

  The Lima Refinery will require maintenance capital expenditures of approximately $20 million per year and the scheduled turnaround at the Lima Refinery in 1999 is currently estimated to require capital expenditures of approximately $30 million. See "Summary of Company Estimates Regarding the Lima Acquisition."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The Existing Indentures, the Credit Agreement, the Amended and Restated Term Loan Agreement and the Indenture contain certain covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales or asset swaps, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments, enter into sale and leaseback transactions, conduct businesses other than their current business, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets. The Credit Agreement also requires the Company to satisfy certain financial condition tests. The ability of the Company to meet these financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet such tests. A breach of any of these covenants could result in a default under the Existing Indentures, the Credit Agreement, the Amended and Restated Term Loan Agreement or the Indenture. Upon an occurrence of an event of default under the Existing Indentures, the Credit Agreement, the Amended and Restated Term Loan Agreement or the Indenture, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Credit Agreement, if the Company were unable to repay such amounts, the lenders thereunder could proceed against the collateral granted to them to secure such indebtedness. If the Credit Agreement indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. See "Description of Certain Debt Instruments."

CARRYOVER TAX ATTRIBUTES--RESTRICTIONS ON AVAILABILITY

  The Company files a consolidated U.S. federal income tax return with Clark USA. A substantial portion of the carryover tax attributes of the Clark USA consolidated tax return group (the "Group") was contributed by the Company. The members of the Group, including the Company, have entered into a tax sharing agreement with Clark USA which provides for cash payments in the event carryover tax attributes are used to reduce the Group's consolidated tax liability.

  As of December 31, 1997, the Group has made net cumulative payments of $12.6 million (Company--$12.0 million) under the federal alternative minimum tax system which are available (in the form of a minimum tax credit) to reduce future regular income tax payments. As of December 31, 1997, the Group had a federal net operating loss carryforward of $294.0 million (Company--$216.6 million) and federal business tax credit carryforwards in the amount of $3.3 million (Company--$3.3 million). Such net operating losses and business tax credit carryforwards have carryover periods of 15 years and are available to reduce future taxable income and tax liabilities through the years ending December 31, 2012 and 2011, respectively.

  Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, restrict the utilization of net operating losses and other carryover tax attributes (including business tax credit and minimum tax credit carryforwards) upon the occurrence of an "ownership change" for federal income tax purposes. Blackstone's acquisition of a majority interest in Clark USA on November 3, 1997 resulted in an ownership change of the Group for this purpose. Accordingly, it is possible that the Company's ability to utilize such net operating loss and business tax credit carryforwards over the carryforward periods could be significantly limited.

CHANGE OF CONTROL PROVISIONS IN THE NEW NOTES

  The Change of Control feature of the New Notes may, in certain circumstances, make it more difficult or discourage a takeover of Clark USA and, as a result, may make removal of incumbent management more difficult. The Change of Control purchase feature, however, is not the result of the Company's knowledge of any specific effort to accumulate Clark USA's stock or to obtain control of Clark USA or the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Clark USA has no present intention to engage in a transaction involving a Change of Control, although it is possible that Clark USA could decide to do so in the future.

ENVIRONMENTAL LIABILITIES AND GOVERNMENTAL REGULATIONS

  The Company's operations are subject to comprehensive and frequently changing federal, state and local environmental laws and regulations. These laws, and the regulations promulgated thereunder, set forth stringent environmental standards for the Company's operations and provide for civil and criminal penalties for violations. Any new environmental initiatives, more vigorous regulatory enforcement policies or stricter interpretation of existing laws could have a material adverse effect on the financial condition or results of operations of the Company. Any such development could require significant additional expenditures to achieve compliance with such requirements or policies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Environmental Matters" and "Business--Legal Proceedings."

  The Company's operations also are subject to liability for the investigation and cleanup of environmental contamination at properties that it owns and operates and at off-site locations where the Company arranged for the disposal of hazardous substances. The Company is involved in several proceedings relating to its liability for the investigation and cleanup of such sites. There can be no assurance that the Company will not become involved in further litigation or other proceedings or that, if the Company were to be held responsible for damages in any litigation or proceedings (including existing ones), such costs would be covered by insurance or would not be material. See "Business--Environmental Matters" and "Business--Legal Proceedings." In addition, the Company believes that there is extensive contamination at the site on which the Port Arthur Refinery is located. Pursuant to the purchase agreement governing the Port Arthur Refinery acquisition (the "Port Arthur Purchase Agreement"), Chevron retained primary responsibility for remediation of most pre-closing contamination and the Company retained responsibility for the remediation under the active operating units (the "Excluded Areas"). If Chevron should be unable to meet its obligations under the Port Arthur Purchase Agreement regarding remediation of contamination on the remainder of the site, on account of bankruptcy or otherwise, the Company may become responsible for such remediation.

  In addition, the Company believes that there may be contamination at the Lima Refinery as well as liability under CERCLA (as defined herein) for the disposal of hazardous waste generated by the Lima Refinery. In connection with the Lima Acquisition, however, BP has agreed to indemnify the Company for all environmental liabilities and obligations (subject to the requirement that certain environmental claims be made within 17 years after the August 10, 1998 completion of the Lima Acquisition) arising from the ownership and operation of the Lima Refinery prior to Closing. If BP should be unable to meet such obligations, on account of bankruptcy or otherwise, the Company may become responsible for such environmental liabilities and obligations. See "The Lima Acquisition--The Purchase Agreement."

  In addition to liability for the cleanup of environmental contamination, the Company is also subject to liability for violations of environmental, health and safety laws that regulate its current operations. The Illinois Attorney General, the U.S. Attorney and the United States Environmental Protection Agency (the "EPA") have filed or have threatened to file a number of enforcement actions relating to the Blue Island refinery. The Hartford refinery is also the subject of a Clean Air Act enforcement by the EPA. See "Business--Environmental Matters" and "Business--Legal Proceedings."

  While it is not possible at this time to estimate the ultimate amount of liability with respect to the currently identified environmental matters described above, the Company is of the opinion that the aggregate amount of such liability will not have a material adverse effect on its financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

  The Company's operations are large and complex. The numerous environmental regulations to which the Company is subject are complicated, sometimes ambiguous, and often changing. In addition, the Company may not have detected certain violations of environmental laws and regulations because the conditions that constitute such violations may not be apparent. It is therefore possible that certain of the Company's operations are not currently in compliance with state or federal environmental laws and regulations. Accordingly, the Company may be required to make additional expenditures to comply with existing environmental requirements. Such expenditures, along with fines or other penalties for noncompliance with environmental requirements, could have a material adverse effect on the Company's financial condition, results of operations, cash flow or liquidity.

  Cigarette sales account for approximately 56% of the Company's convenience product sales. In recent years, governmental entities in the U.S. at all levels have taken or have proposed actions that may have the effect of reducing sales of cigarettes in general or sales of cigarettes through convenience stores. A significant reduction in the consumption of cigarettes or in the ability of convenience stores to market cigarettes, may have a significant, adverse effect on the Company's convenience product sales.

INFLUENCE OF PRINCIPAL STOCKHOLDER

  Blackstone beneficially owns approximately 78.5% of the total voting power of all classes of Clark USA's capital stock. Currently, three of Clark USA's six directors and three of the Company's five directors are affiliated with Blackstone. Accordingly, Blackstone is in a position to exert a controlling influence over Clark USA and the Company. The relationship with Blackstone creates the potential for conflicts of interest between the Company and Blackstone. See "Management--Security Ownership of Certain Owners and Management" and "Certain Transactions."

LACK OF PUBLIC MARKET

  The New Notes are being offered to the holders of the Old Notes. The Old Notes were issued to a small number of institutional investors on August 10, 1998. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes or the ability of holders of the New Notes to sell their New Notes or the price at which such holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than the principal amount of the New Notes depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or that an active public market for the New Notes will develop. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

  Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the New Notes.

                                USE OF PROCEEDS

  The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Agreement. The Company will not receive any proceeds from the issuance of the New Notes offered in the Exchange Offer. In consideration for issuing the New Notes, the Company will receive in exchange Old Notes in like principal amount, the form and terms of which are the same in all material respects as the form and terms of the New Notes except that the New Notes have been registered under the Securities Act and, therefore, do not include restrictions on transfer or rights to registration thereunder. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company.

  The net proceeds from the Offering of Old Notes and from additional borrowings under the Amended and Restated Term Loan Agreement were used to pay the purchase price for the Lima Refinery and certain related assets acquired from BP as described herein.

                             THE LIMA ACQUISITION

OVERVIEW

  On August 10, 1998, the Company acquired the Lima Refinery for a purchase price of $175 million plus the market value of the hydrocarbon inventory at the Lima Refinery at Closing, which was approximately $40 million. In addition, an estimated $70 million will be paid for crude oil in transit currently owned by BP, the payment for which will occur over the two months following August 10, 1998 as the crude oil is delivered to the Lima Refinery. Approximately $50 million of this amount will be funded through proceeds from the sale of finished products over the same period. The Lima Refinery was purchased with limited representations, warranties and closing conditions. Subject to the terms and limitations set forth in the Purchase Agreement (including the requirement that certain environmental claims be made within 17 years after Closing), BP has indemnified the Company for all environmental and other liabilities and obligations arising from the ownership and operation of the Lima Refinery prior to Closing. The Company believes that the Lima
Refinery:

  . is a high quality, profitable refinery;
  . is located in the Company's existing core retail and wholesale markets; . provides the opportunity for improved results of operations and cash flow;
  . is being acquired at an attractive acquisition price based on recent refinery transactions;
  . enhances the Company's scale and competitive position; and . improves the Company's and Clark USA's ability to access the public equity markets.

  The Lima Refinery is a single train, fully integrated coking refinery that has a rated crude oil throughput capacity of approximately 170,000 bpd, which increased the Company's crude oil throughput capacity from 370,000 bpd to approximately 540,000 bpd. The Lima Refinery is a highly automated, modern oil refinery with a Nelson complexity rating of 8.7 and an estimated replacement cost of $1.2 billion. The Midwest location of the Lima Refinery has historically provided it with a transportation cost advantage and less gross margin volatility than refineries in other regions since demand for refined products has exceeded supply in the region. The Lima Refinery complements the Company's existing assets in the region as it is located in existing core retail and wholesale markets where the Company already has distribution capability.

HISTORY

  Originally known as the Solar Refinery, the first refinery on the Lima Refinery's site was constructed in 1886 by The Standard Oil Company to take advantage of what was to become the world's greatest oil producing area until 1910. Following the break-up of Standard Oil in 1911 by U.S. anti-trust litigation, the Standard Oil Company of Ohio (Sohio as it was known in the Midwest) did not own the Lima Refinery. However, in 1931, Sohio acquired the Lima Refinery and invested heavily to ensure that it would remain a technologically modern refinery. Most of the processing units in the Lima Refinery have been rebuilt since 1970, making the Lima Refinery relatively young among Midwest refineries. BP gained control of the Lima Refinery when Standard Oil merged with BP in 1987.

  In 1996, BP announced its intention to sell the Lima Refinery. The Company participated in BP's sale process at such time and performed extensive due diligence during 1996, including the review of information provided by BP, presentations from BP's management, interviews of key Lima Refinery personnel, a visit to the Lima Refinery and the modification of BP's linear programming model of the Lima Refinery. However, the Company did not make an offer to purchase the Lima Refinery at that time. In late 1996, BP announced that it could not locate a suitable buyer for the Lima Refinery and would close the Lima Refinery in two years. Despite such announcement, BP continued to invest at near historical levels for maintenance operating expenses and mandatory capital expenditures at the Lima Refinery during 1997. In May 1998, the Company expressed an interest to BP to purchase the Lima Refinery and was provided with updated operating information on the Lima Refinery.

THE LIMA REFINERY

  The Lima Refinery, which is located on a 650 acre site, was designed to process light sweet crude oil and has historically run a predominately domestic sweet crude oil slate. In addition to over five million barrels of on-site storage and a rail products loading and unloading system, the Lima Refinery also has access to a system of crude oil and product pipelines and terminals. At approximately 170,000 bpd, the Lima Refinery is large enough to realize economies of scale and other efficiencies. According to a 1994 industry study, the Lima Refinery ranked in the 2nd quartile in terms of fixed costs and in the 1st quartile in operational availability, turnaround index and maintenance index.

  The Lima Refinery's major processing units and associated current capabilities are listed below:

                                                      CAPACITY (BARRELS PER DAY,
     PROCESSING UNIT                                       EXCEPT AS NOTED)
     ---------------                                  --------------------------
     Crude unit......................................          170,000
     Vacuum unit.....................................           54,000
     FCC unit........................................           40,000
     Coker unit......................................           22,500
     Reformer........................................           56,000
     HDS.............................................           60,000
     Isocracker......................................           26,000
     Isomerization...................................           18,500
     Aromatics.......................................           25,500
     Trolumen........................................            1,200
     Hydrogen purification unit......................     1.2 mm scfh 90% H2
     Sulfur recovery unit............................        54 long tons

CRUDE OIL SUPPLY AND REFINED PRODUCT DISTRIBUTION

  Crude oil for the Lima Refinery can be obtained from a variety of sources and transported through several crude oil pipelines. The Lima Refinery receives 100% of its crude oil supply via pipeline. Delivery routes include the Mid-Valley, Salem-Stoy-Lima (SSL) and the Marathon pipeline systems as the three crude pipeline systems with final delivery capability to the refinery, with connections to Capline, Mobil, Ozark, IPL and other pipeline systems. Historically, the Lima Refinery has been supplied by domestic crude oil moving via the Mesa and West Texas Gulf pipeline into the Mid-Valley pipeline system. Gulf Coast sourced foreign crude oil can be supplied to the Lima Refinery via the LOOP/LOCAP system into Capline and then into the Lima Refinery either through the SSL or Marathon pipeline systems. Canadian crude oil can be supplied to the refinery through the IPL system which connects to the Marathon pipeline system.

  The Lima Refinery distributes products through several refined product pipeline systems and by rail, truck or the adjacent Vine Street terminal. Most refinery products are distributed by using the Buckeye or Inland Pipeline Systems. The Buckeye Pipeline System is a publicly held, common carrier, interstate pipeline system with connections throughout the Midwest. Through Buckeye, the Lima Refinery has access to markets in Northern/Central Ohio, Indiana, Michigan and Western Pennsylvania. The Inland Pipeline System is a private intra-state system jointly owned by BP, Shell, Unocal and Sun and available solely for their use.

THE MIDWEST MARKET

  The Lima Refinery is located in the U.S. Midwest PADD II (Petroleum Area for Defense District), where demand for light products (gasoline and distillates) has historically exceeded refining production by approximately 800,000 bpd. This light products shortfall has historically been even more acute in Ohio. Ohio refining capacity is approximately 500,000 bpd. However, even with this refining capacity, there are movements of approximately 130,000 bpd of light products into the state. Some of this additional light product supply comes from refineries in adjoining states, including Michigan and Kentucky. Historically there has been strong enough demand in Ohio to justify the cost of importing production from other markets. Transportation costs for refined products from the Gulf Coast to the Ohio market have averaged approximately $1.10 per barrel.

THE PURCHASE AGREEMENT

  The Purchase Agreement provided that BP sold all of the following to the
Company: (i) the Lima Refinery, including all machinery and equipment used in the operation of the Lima Refinery; (ii) the real property on which the Lima Refinery is located, and certain related leased property; (iii) four crude oil storage and blending tanks and the real property on which they are situated;
(iv) all hydrocarbon and non-hydrocarbon inventories at the Lima Refinery; (v) a paid-up, nonexclusive, royalty-free license to use certain technology and intellectual property of BP and its affiliates in the operation of the Lima Refinery; and (vi) certain other assets as described in the Purchase Agreement (collectively, the "Purchased Assets"). The purchase price for the Purchased Assets was $175 million plus the market value of the hydrocarbon inventory at the Lima Refinery at Closing, which was approximately $40 million. In addition, an estimated $70 million will be paid for crude oil in transit currently owned by BP, the payment for which will occur over the two months following the consummation of the Lima Acquisition as the crude oil is delivered to the Lima Refinery. Approximately $50 million of this amount will be funded through proceeds from the sale of finished products over the same period. The Company also agreed to assume and indemnify BP for all liabilities arising from the ownership and operation of the Lima Refinery after the Closing.

  The Purchase Agreement provided for the Lima Refinery to be purchased with limited representations, warranties and closing conditions. Subject to certain terms and limitations set forth in the Purchase Agreement, BP agreed to indemnify the Company for all environmental and other liabilities and obligations arising from the ownership and operation of the Lima Refinery prior to the Closing or from the breach by BP of any representation, warranty or covenant contained in the Purchase Agreement. Indemnity claims for breaches of representations and warranties (other than environmental matters) and certain pre-Closing covenants must be brought within one year after the Closing. Certain environmental indemnity claims (including for breaches of representations and warranties) must be brought within 17 years after the Closing. Except for environmental matters, the Company will not have a claim against BP for breaches of representations and warranties and certain pre-Closing covenants until the aggregate of all losses for such matters exceeds $3.5 million and BP's aggregate liability for such losses will not exceed $25 million.

  The Company agreed to offer employment to the employees of the Lima Refinery. However, because BP had previously announced that the Lima Refinery was to be closed, many of such employees have accepted offers of employment with other operations of BP. While BP has agreed to assist the Company in its efforts to retain the Lima Refinery's employees, the Company will assume the risks associated with attracting and retaining an appropriate work force.

  The Company has agreed to convey to BP Chemicals Inc. ("BP Chemicals") 15 acres of the Lima Refinery's property in order to permit BP Chemicals to proceed with the previously announced construction of a 1:4 Butanediol Plant ("BDO Plant") at the Lima Refinery site. The specific location of the BDO Plant will be mutually agreed upon by the Company and BP Chemicals. In addition, the Company will assume certain agreements with BP Chemicals and BP Oil Pipeline Company providing for the purchase and sale by the Lima Refinery of propylene and certain other chemicals. The Company and the parties to such agreements have agreed to negotiate in good faith to seek to enter into new long-term agreements for the purchase and sale of propylene and such other chemicals.

          SUMMARY OF COMPANY ESTIMATES REGARDING THE LIMA ACQUISITION

INTRODUCTION

  BP has historically operated the Lima Refinery as a component of its integrated global system and especially its Midwest refining and marketing system. As a result, the Company believes that decisions such as those relating to crude slate, yield, total throughput and capital expenditures were likely made to optimize the performance of BP's entire integrated system, as opposed to that of the Lima Refinery specifically. The Company is not acquiring the Lima Refinery's sources of crude oil and other feedstocks, sales force, customer base or trade names. There are no historical financial statements covering the Lima Refinery on a stand-alone basis. Further, the Company believes any such financial statements would not be meaningful for the reasons set forth above.

COMPANY ESTIMATES

  The Company believes that the Lima Acquisition will provide an opportunity to improve the Company's operating results and cash flow. The Company and Turner, Mason & Company, an independent energy consulting firm ("Turner, Mason"), reviewed the historical and proposed operation of the Lima Refinery. The Company's estimates represent the operating results of the Lima Refinery as if the Company had acquired the assets on January 1, 1997 and operated them during 1997 in accordance with the Company's proposed operation of the Lima Refinery. The Company believes 1997 market prices are appropriate since it is the last full year for which market prices are available.

  The Company's estimates, set forth below, were developed as follows: (i) feedstocks and refined product yields were based on BP's linear program and modified by the Company during due diligence based on the assets being acquired, and results of the linear program were then compared to actual charges and yield data (which resulted in higher crude oil throughput, but yields which were more conservative than the actual yields generated by BP in
1997), (ii) gross margin was calculated using the applicable 1997 market prices, (iii) operating expenses were based on actual historical performance with adjustments for higher crude oil throughput and the Company's expected mode of operation and (iv) general and administrative costs were estimated for those services previously provided by BP's corporate staff. As discussed above under "The Lima Acquisition--The Purchase Agreement," because BP had previously announced that the Lima Refinery was to be closed, many employees have accepted offers of employment with other operations of BP. While BP has agreed to assist the Company in its efforts to retain the Lima Refinery's employees, the Company will assume the risks associated with attracting and retaining an appropriate workforce and may thus incur higher employment-related costs initially.

  The Company's estimates for the Lima Refinery included herein were not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Company's or Turner, Mason's estimates regarding the Lima Acquisition contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the aforementioned estimates. These figures represent the Company's best estimates of the operating and financial results of the Lima Refinery had the Company operated it and the related assets in 1997 and assuming the Company had been successful in implementing its anticipated changes and expected mode of operation.

  The Company's estimates and underlying assumptions were independently reviewed and confirmed by Turner, Mason. Turner, Mason was furnished with information concerning the Lima Refinery available to the Company, conducted a site visit and discussed the operations of the Lima Refinery with management of BP and of the Company. The Company did not place any limitations upon Turner, Mason with respect to procedures followed or factors considered by Turner, Mason in rendering its opinion. In Turner, Mason's opinion, the assumptions underlying the Company's estimates provide a reasonable basis for the Company's estimates, and the Company's estimates are reasonable. Turner, Mason's opinion and summary report are included elsewhere herein.

  The success of the Company's planned operation of the Lima Refinery is subject to uncertainties and contingencies beyond the Company's control, including business, economic, regulatory and competitive uncertainties and contingencies. No assurance can be given that the planned operations and anticipated benefits would have been realized had the Company actually operated the Lima Refinery in 1997. The gross margin and operating expense estimates are based on various assumptions. Some of these assumptions may not materialize. Other assumptions may materialize but in a subsequent period. Unanticipated events may occur subsequent to the date of this document. The actual results achieved by the Company at the Lima Refinery will vary from those set forth below and the variations may be material. Consequently, the inclusion of the estimates herein should not be regarded as a representation by the Company, Turner, Mason or any other person that the estimates would have been achieved in 1997 or will be achieved in the future. Holders are cautioned not to place undue reliance on these estimates.

  The Company does not intend to update or otherwise revise the estimates to reflect circumstances existing after the date hereof or to reflect the occurrence of unanticipated events, even in the event that any or all of the assumptions are shown to be in error. Furthermore, the Company does not intend to update or revise the estimates to reflect changes in general economic or industry conditions. The Company's regular quarterly and annual financial statements will be included in the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, which will be filed with the Securities and Exchange Commission. Information contained in such financial statements will be deemed to supersede the estimates.

ESTIMATED 1997 LIMA REFINERY CONTRIBUTION

  The Company estimates that the Lima Refinery would have generated $64.6 million of cash flow from operating activities before working capital changes and income taxes in 1997 after giving effect to the estimated processing rates, yields and operating expenses. This estimate was based on (i) 1997 spot market prices for crude oil and refined products adjusted for transportation differentials, (ii) feedstocks and refined product yields based on the modification of BP's linear programming model (which resulted in higher crude oil throughput, but yields which were more conservative than the actual yields generated by BP in 1997), (iii) actual historical operating expenses adjusted for higher throughput and the Company's mode of operation and (iv) general and administrative costs estimated for those services previously provided by BP's corporate staff.

  The Company's estimates for the Lima Refinery based on 1997 market prices are as follows:

                                                                1997 ESTIMATE
                                                               ----------------
                                                               ($ IN MILLIONS,
                                                               EXCEPT AS NOTED)
     Crude oil throughput (m bbls/day)........................       160.5
     Production (m bbls/day)..................................       165.0
     Gross margin ($/bbl of production).......................      $ 2.82
     Operating expenses ($/bbl of production).................        1.73
     Gross margin.............................................       170.1
     Operating expenses.......................................       104.3
     General and administrative costs.........................         1.2
     Refinery Cash Flow from operating activities before
      working capital changes and income taxes (a)............      $ 64.6

--------
(a) A $0.10 per barrel change in the realized gross margin or operating expenses would have increased or decreased this amount by approximately $6 million.

  Refinery Feedstocks:

                                                       1997 ACTUAL 1997 ESTIMATE
                                                       ----------- -------------
                                                       (THOUSANDS OF BARRELS PER
                                                                 DAY)
     Light sweet crude oil............................    140.9        153.5
     Light sour crude oil.............................     12.5          7.0
     Other............................................      7.7          3.6
                                                          -----        -----
       Total..........................................    161.1        164.1
                                                          =====        =====

  Refinery Production:

                                                       1997 ACTUAL 1997 ESTIMATE
                                                       ----------- -------------
                                                       (THOUSANDS OF BARRELS PER
                                                                 DAY)
     Gasoline.........................................     82.6         81.7
     Diesel fuel......................................     36.9         36.4
     Jet fuel.........................................     17.1         20.2
     Petrochemical products...........................      7.7          7.7
     Other............................................     18.7         19.0
                                                          -----        -----
       Total..........................................    163.0        165.0
                                                          =====        =====

SUMMARY OF COMPANY ESTIMATE ASSUMPTIONS

  In connection with the execution of the Purchase Agreement, the Company performed limited due diligence on the Lima Refinery, including the review of information provided by BP, discussions with the Lima Refinery manager and a preliminary visit to the Lima Refinery. The results of this limited due diligence, together with the more extensive due diligence performed in 1996, are the basis for the Company's assumptions. The assumptions underlying the anticipated changes in processing rates, yields and operating expenses are described below. The estimates assume that (i) the Lima Acquisition occurred at January 1, 1997; (ii) the Company successfully implemented its planned changes in processing rates, yields and operating expenses; and (iii) BP assumed responsibility for pre-Closing environmental remediation. Pursuant to the terms of the Purchase Agreement, the Company conducted a more extensive due diligence review, including visits to the Lima Refinery and interviews with key Lima Refinery personnel, between July 6 and July 10, 1998.

 Feedstocks

  The Company assumed that domestic and foreign crude oil would have been purchased at market prices and transported via available pipeline routes at published tariff rates for delivery to the Lima Refinery, which is consistent with historical operation. The mix of foreign and domestic crude oil feedstocks was consistent with historical throughputs. From 1995 to 1997, the Lima Refinery averaged approximately 152,000 bpd of crude oil throughput and approximately 159,000 bpd of total feedstocks. However, the Company believes the processing rates were limited during this period due to the Lima Refinery's pending sale and closure. The crude unit has a design capacity of approximately 170,000 bpd and processed 174,000 bpd for one week in November 1995. Therefore, the Company believes it can achieve crude oil throughput of 160,500 bpd and total production of 165,000 bpd.

  The Company believes there may be a further opportunity to improve the crude oil inputs into the Lima Refinery by selecting more optimal crude oil types, but such opportunity was not included in the Company's estimates.

 Yields

  The Lima Refinery has historically been optimized as part of an integrated system with BP's nearby Toledo refinery, the adjacent BP chemical operation and the BP light product marketing network. As a result, the Company believes there is an opportunity to optimize the Lima Refinery as a stand-alone operation to take full advantage of the Lima Refinery's asset capability. The Company assumed the products generated according to the linear programming model were sold at spot market prices. The estimated product yields are more conservative than the actual yields generated by BP in 1997.

 Operating and General and Administrative Expenses

  The Company adjusted historical operating expense levels of the Lima Refinery principally for higher throughput levels and the replacement of self-insurance with premium-based insurance. Incremental general and administrative costs were added for functions previously provided by BP's corporate staff and not allocated to the Lima Refinery.

 Capital Investment

  From 1991-1997, BP invested an aggregate of approximately $212 million in the Lima Refinery. Based on initial due diligence, the Company expects mandatory capital expenditures to average approximately $20 million per year for the period from 1999 to 2002 and turnaround expenses to cost approximately $30 million once every five years. The Lima Refinery is scheduled to have the first such major maintenance turnaround in 1999. The Company expects cash flows from the Lima Refinery to be adequate to cover incremental financing and mandatory capital and turnaround costs.

                           THE CONSENT SOLICITATION

  In connection with the Offering, Clark USA solicited and received consents from the holders of its 10 7/8% Notes and from the holders of its 11 1/2% Preferred Stock, to modify the terms of certain covenants under the indentures governing these securities in order to enable the Company to incur indebtedness to finance the Lima Acquisition (the "Amendments"). The above described solicitation on the part of Clark USA is hereinafter referred to as the "Consent Solicitation."

  The purpose of the Consent Solicitation was to facilitate the closing of the Lima Acquisition. The consent payment was $20 in cash for each $1,000 in principal amount of the 10 7/8% Notes and $20 in cash for each share ($1,000 liquidation preference) of 11 1/2% Preferred Stock. The Company reimbursed Clark USA for the consent payments.

  The Amendments amended the instruments governing the 10 7/8% Notes and the 11 1/2% Preferred Stock to, among other things, provide an express exception for the incurrence of indebtedness in an aggregate amount not to exceed $250 million to finance the Lima Acquisition.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were sold by the Company on August 10, 1998 to the Initial Purchasers, which then placed the Old Notes with institutional investors. In connection therewith, the Company entered into the Registration Agreement, which required that, within 90 days following the issuance of the Old Notes, the Company file with the Commission a registration statement under the Securities Act with respect to the issuance of New Notes, use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of that registration statement, offer to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by such Holders without restrictions or limitations under the Securities Act. A copy of the Registration Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person (i) in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder or (ii) whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder thereof (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the Holder is acquiring such New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Persons wishing to exchange Old Notes in the Exchange Offer must represent to the Company that such conditions have been met. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes could not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Further, any Holder who may be deemed an "affiliate" of the Company cannot rely on the interpretation by the staff of the Commission set forth in the above-referenced no-action letters with respect to resales of the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

  In addition, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

  The Old Notes were issued to a small number of institutional investors on August 10, 1998 and there is no public market for them at present. To the extent Old Notes are tendered and accepted in the exchange, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, Holders of Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture (as defined herein).

  As of the date hereof, $110.0 million aggregate principal amount at maturity of the Old Notes are outstanding. This Prospectus, together with the Letter of
Transmittal, is being sent to all such registered Holders as of      , 1998.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes from the Company.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
     , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under "--Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five (5) to ten (10) business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five (5) to ten (10) business day period.

  Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

  Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. The term "Agent's Message" means a message, transmitted by DTC to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.

  Book-Entry Delivery of the Old Notes. Within two business days after the date of this Exchange Offer, the Exchange Agent will establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer. Any financial institution that is a participant in the DTC system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer through the DTC Automatic Tender Offer Program ("ATOP")) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date at one of its addresses set forth in "--Exchange Agent." DELIVERY OF SUCH DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  The tender by a Holder will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder. Instead of delivery by mail, it is recommended that Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such Holders.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

  If the Letter of Transmittal or any Old Notes or bond power are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "--Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, that neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the Holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, such Holder by tendering will acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may affect a tender if:

    (a) the tender is made through an Eligible Institution;

    (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or a confirmation of a book-transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer to be tendered in proper form for transfer (or a confirmation of a book-transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five (5) New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

  Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Old Notes for, any New Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

    (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (d) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Company determines in its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "--Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five (5) to ten (10) business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five (5) to ten (10) business day period.

EXCHANGE AGENT

  Exchange Agent for New Notes. Bankers Trust Company has been appointed as Exchange Agent for the exchange of New Notes for Old Notes, pursuant to the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

   By Registered or Certified Mail:             By Overnight Courier:


      BT Services Tennessee, Inc.            BT Services Tennessee, Inc.
          Reorganization Unit              Corporate Trust & Agency Group
            P.O. Box 292737                      Reorganization Unit
    Nashville, Tennessee 37229-2737            648 Grassmere Park Road
                                             Nashville, Tennessee 37211

                                   By Hand:

                        Attn: Reorganization Department
                             Bankers Trust Company
                        Corporate Trust & Agency Group
                             Confirm by Telephone
                                (615) 835-3572
                           Receipt & Delivery Window
                       123 Washington Street, 1st Floor
                           New York, New York 10006

                                 By Facsimile:

                                (615) 835-3701

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and will pay the reasonable fees and expenses of one firm acting as counsel for the Holders of Old Notes should such Holders deem it advisable to appoint such counsel.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $300,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized upon consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1998, and as adjusted to give effect to the Lima Acquisition, the payment of fees and expenses associated with the Lima Acquisition and the Consent Solicitation, the Offering, the Amended and Restated Term Loan Agreement and the application of a portion of the net proceeds therefrom and the sale of the Offered Pipelines. This table should be read in conjunction with the Consolidated Financial Statements of the Company, and the notes thereto, appearing elsewhere in this Prospectus.

                                                                  AS OF
                                                              JUNE 30, 1998
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------  -----------
                                                              (IN MILLIONS)
Cash, cash equivalents and short term investments(a)....... $190.3   $  259.3
                                                            ======   ========
LONG-TERM DEBT (b):
  9 1/2% Notes............................................. $171.7   $  171.7
  1997 Term Loan Agreement.................................  125.0      125.0
  8 3/8% Notes.............................................   99.3       99.3
  8 7/8% Senior Subordinated Notes.........................  173.8      173.8
  8 5/8% Senior Notes......................................    --       109.7
  Amended and Restated Term Loan Agreement.................    --       115.0
  Capital leases and other.................................   12.6       12.6
                                                            ------   --------
    Total long-term debt................................... $582.4   $  807.1
                                                            ------   --------
STOCKHOLDER'S EQUITY:
  Common, $0.01 par value (100 shares issued and
   outstanding)............................................ $  --    $    --
  Paid-in-capital..........................................  239.7      239.7
  Retained earnings (a)....................................   (8.9)      58.9
                                                            ------   --------
    Total stockholder's equity............................. $230.8   $  298.6
                                                            ------   --------
    Total capitalization................................... $813.2   $1,105.7
                                                            ======   ========

--------
(a) Pro forma amount gives effect to the sale of the Offered Pipelines for net proceeds of $74.0 million, which would result in an estimated after-tax book gain of $67.8 million.
(b) Does not reflect the utilization of $197.2 million at June 30, 1998 under the Credit Agreement to support outstanding letters of credit.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected consolidated financial data set forth below for the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 are derived from the audited financial statements included elsewhere herein. The selected financial data set forth below for the Company as of December 31, 1993, 1994 and 1995 and for each of the two years in the period ended December 31, 1994 are derived from audited financial statements not included herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere herein. The selected historical data as of June 30, 1998 and for the six-month periods ended June 30, 1997 and 1998 are derived from the unaudited financial statements included elsewhere herein.

                                                                               SIX MONTHS
                                                                                  ENDED
                                    YEAR ENDED DECEMBER 31,                     JUNE 30,
                          ------------------------------------------------  ------------------
                            1993      1994      1995      1996      1997      1997      1998
                          --------  --------  --------  --------  --------  --------  --------
                                 (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
STATEMENT OF EARNINGS
 DATA:
 Net sales and operating
  revenues..............  $2,263.4  $2,440.0  $4,486.1  $5,072.7  $4,335.7  $2,172.7  $1,801.1
 Cost of sales..........   1,936.6   2,092.5   4,018.3   4,560.0   3,705.7   1,874.7   1,483.8
 Operating expenses(a)..     202.6     220.1     373.5     418.9     432.3     211.5     218.2
 General and
  administrative
  expenses(a)...........      43.0      51.2      52.1      59.1      65.5      29.0      35.1
 Depreciation and
  amortization(b).......      35.3      37.3      43.5      48.4      61.2      27.8      31.5
 Inventory (recovery of)
  write-down to market
  value.................      26.5     (26.5)      --        --       19.2       --       30.9
 Recapitalization, asset
  writeoffs and other
  charges...............       --        --        --        --       49.0       --        --
                          --------  --------  --------  --------  --------  --------  --------
 Operating income
  (loss)................  $   19.4  $   65.4  $   (1.3) $  (13.7) $    2.8  $   29.7  $    1.6
 Interest and financing
  costs, net(c).........      29.9      37.6      39.9      38.7      39.8      17.5      22.0
 Other income
  (expense)(d)..........      11.4       --        --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Earnings (loss) from
  continuing operations
  before taxes,
  extraordinary items
  and cumulative effect
  of change in
  accounting
  principles............  $    0.9  $   27.8  $  (41.2) $  (52.4) $  (37.0) $   12.2  $  (20.4)
 Income tax provision
  (benefit).............      (0.5)      9.7     (15.7)    (13.9)     10.5       7.0       0.2
                          --------  --------  --------  --------  --------  --------  --------
 Earnings (loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effect of change in
  accounting
  principles............  $    1.4  $   18.1  $  (25.5) $  (38.5) $  (47.5) $    5.2  $  (20.6)
                          ========  ========  ========  ========  ========  ========  ========
BALANCE SHEET DATA:
 Cash, cash equivalents
  and short-term
  investments...........  $  212.1  $  134.1  $  106.6  $  334.3  $  244.6  $  271.9  $  190.3
 Total assets...........     829.1     859.5   1,188.3   1,393.3   1,260.9   1,331.6   1,205.1
 Long-term debt.........     401.0     400.7     420.4     417.6     587.4     416.1     582.4
 Stockholder's equity...     146.0     162.9     304.1     534.1     260.9     539.3     230.8
SELECTED FINANCIAL DATA:
 Cash flows from
  operating activities..  $   68.4  $   53.7  $  (85.6) $   16.9  $   94.9  $    6.9  $   (8.0)
 Cash flows from
  investing activities..     (19.8)    (21.2)   (134.1)    212.0    (123.6)    (67.7)    (31.7)
 Cash flows from
  financing activities..      (1.1)     (5.4)    174.7      30.0     (61.0)     (1.5)    (14.6)
 Ratio of earnings to
  fixed charges(e)(f)...       --      1.56x       --        --        --      1.41x       --
 EBITDA(g)..............  $   54.7  $  102.7  $   42.2  $   34.7  $   64.0  $   57.5  $   33.1
 EBITDA, as adjusted(h).      81.2      76.2      42.2      34.7     132.2      57.5      64.0
 Expenditures for
  turnaround............      20.6      11.2       6.5      13.9      47.4      30.0      11.1
 Expenditures for
  property, plant and
  equipment.............      67.9     100.3      42.1      45.0      81.7      39.9      34.5
 Refinery acquisition
  expenditures..........       --       13.5      71.8       --        --        --        --
OPERATING DATA:
Refining Division:
 Port Arthur Refinery
  (acquired February 27,
  1995)
 Production (m
  bbls/day).............       --        --      207.7     210.8     213.5     198.5     230.2
 Gross margin (per
  bbl)(a)...............       --        --   $   2.28  $   2.78  $   3.84  $   3.99  $   4.00
 Operating expenses
  (mm)(a)...............       --        --      121.6     164.7     170.7      83.7      88.0

                                                                   SIX MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              JUNE 30,
                          --------------------------------------  --------------
                           1993    1994    1995    1996    1997    1997    1998
                          ------  ------  ------  ------  ------  ------  ------
                          (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
OPERATING DATA
 (CONTINUED):
Refining Division
 (continued):
 Blue Island, Hartford
  and other refining
  Production
  (m bbls/day)..........   134.7   140.3   136.5   134.2   135.8   141.2   120.5
 Gross margin (per
  bbl)(a)...............  $ 3.68  $ 3.35  $ 2.51  $ 2.56  $ 3.79  $ 3.92  $ 4.08
 Operating expenses
  (mm)(a)...............   104.3   115.0   130.2   126.6   123.2    63.3    64.2
 Refining Operating
  Contribution (mm).....    63.0    38.8    (2.3)   25.6   167.9    85.9    89.5
Retail Division(a):
 Number of core market
  stores (average)(i)...     547     553     595     620     666     663     670
 Gasoline volume (mm
  gals).................   726.6   763.3   838.1   858.7   912.4   434.7   451.1
 Gasoline volume (m gals
  per month per store)..   110.7   115.0   117.4   115.4   115.8   110.6   113.7
 Gasoline gross margin
  (cents/gal)...........    11.4c   11.3c   11.9c   10.6c   10.5c   10.2c   10.4c
 Convenience product
  sales (mm)............  $143.6  $158.0  $189.9  $201.8  $244.3  $115.5  $129.8
 Convenience product
  sales (mpmps).........    21.9    23.8    26.6    27.1    30.6    29.0    32.3
 Convenience product
  gross margin and other
  income (mm)...........  $ 36.4  $ 39.8  $ 46.5  $ 52.2  $ 64.6  $ 30.4  $ 34.4
 Convenience product
  gross margin (mpmps)..     5.5     6.0     6.5     7.0     8.1     7.7     8.6
 Operating expenses
  (mm)(a)...............  $ 64.5  $ 70.6  $ 90.3  $101.8  $118.4  $ 55.1  $ 60.9
 Core market store
  contribution to
  operating income
  (mm)..................    35.0    35.3    38.3    20.5    19.8     8.7     8.9
 Non-core stores, bus.
  development & other
  (mm)..................    14.6     9.1     6.9     4.7     3.1     1.4     --
 Retail Operating
  Contribution (mm).....  $ 49.6  $ 44.4  $ 45.2  $ 25.2  $ 22.9  $ 10.1  $  8.9

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.
(b) Amortization includes amortization of turnaround costs and organizational costs.
(c) Interest and financing costs, net, included amortization of debt issuance costs of $1.2 million, $1.2 million, $5.2 million, $6.5 million and $7.0 million for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, and $3.5 million and $1.0 million for the six-months ended June 30, 1997 and 1998, respectively. Interest and financing costs, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(d) Other income in 1993 included the final settlement of litigation with Drexel Burnham Lambert Incorporated of $8.5 million and a gain from the sale of non-core stores of $2.9 million.
(e) The ratio of earnings to fixed charges is computed by dividing (i) earnings before income taxes (adjusted to recognize only distributed earnings from less than 50% owned persons accounted for under the equity method) plus fixed charges, excluding capitalized interest by (ii) fixed charges, excluding capitalized interest. Fixed charges consisted of interest on indebtedness, including amortization of discount and debt issuance costs and the estimated interest components (one-third) of rental and lease expense.
(f) As a result of the losses for the years ended December 31, 1993, 1995, 1996 and 1997, earnings were insufficient to cover fixed charges by $1.7 million, $44.0 million, $53.6 million and $29.0 million, respectively. As a result of the losses for the six months ended June 30, 1998, earnings were insufficient to cover fixed charges by $19.8 million.
(g) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a commonly used non-GAAP financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")).
(h) EBITDA, as adjusted, does not reflect cash necessary or available to fund cash requirements. EBITDA, as adjusted, in 1993 and 1994 excluded the write-down in 1993 and the recovery in 1994 of a $26.5 million inventory valuation adjustment. EBITDA, as adjusted, in 1997 and for the six months ended June 30, 1998 excluded the write-down of $19.2 million and $30.9 million, respectively, for inventory valuation adjustments and EBITDA, as adjusted, in 1997 also excluded recapitalization charges, asset writeoffs and other special charges of $49.0 million.
(i) Ten stores included in 1997 and 1998 operated exclusively as convenience stores and did not sell fuel.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

 OVERVIEW

  The Company's results are significantly affected by a variety of factors beyond its control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. Although margins are significantly affected by industry and regional factors, the Company can influence its margins through the efficiency of its operations. While the Company's net sales and operating revenues fluctuate significantly with movements in industry crude oil prices, such prices do not generally have a direct long-term relationship to net earnings. Crude oil price movements may impact net earnings in the short term because of fixed price crude oil purchase commitments which average approximately five million barrels. See "--Refining." The effect of changes in crude oil prices on the Company's operating results is determined more by the rate at which the prices of refined products adjust to reflect such changes. The Company believes that, in general, low crude oil prices indirectly benefit operating results over the longer term due to increased demand and decreased working capital requirements. Conversely, the Company believes that high crude oil prices generally result in decreased demand and increased working capital requirements over the long term. Increased refinery production is typically associated with improved results of operations, while reduced production, which generally occurs during scheduled refinery maintenance turnarounds, negatively affects results of operations.

  The following table illustrates the potential pre-tax earnings impact based on historical operating rates estimated by the Company resulting from changes in several key market indicators: (i) sweet crude oil cracking margins--the spread between gasoline and diesel fuel prices and input (e.g., a benchmark light sweet crude oil) costs; (ii) sweet/sour differentials--the spread between a benchmark light sour crude oil and a benchmark light sweet crude oil; (iii) heavy/light differentials--the spread between a benchmark light sweet crude oil and a benchmark heavy sour crude oil; and (iv) retail margins--the spread between product prices at the retail level and wholesale product costs.

                                              PRE-TAX EARNINGS IMPACT ON THE COMPANY
                                          ----------------------------------------------
EARNINGS SENSITIVITY          CHANGE      BEFORE LIMA ACQUISITION AFTER LIMA ACQUISITION
--------------------     ---------------- ----------------------- ----------------------
Refining margins (a)
  Sweet crude cracking
   margin............... $0.10 per barrel       $13 million            $20 million
  Sweet sour
   differentials........  0.10 per barrel         9 million              9 million
  Heavy light
   differentials........  0.10 per barrel         3 million              3 million
Retail margins.......... $0.01 per gallon       $10 million            $10 million

--------
(a) Based on an assumed production of approximately 225,000 bpd for the Port Arthur refinery, 170,000 bpd for the Lima refinery and 145,000 bpd for the Illinois refineries.

  The following tables provide supplementary data in a format that is not intended to represent an income statement presented in accordance with generally accepted accounting principles. Certain reclassifications have also been made to prior periods to conform to current period presentation. The Company considers certain items in each of the periods discussed to be special items. These items are discussed separately.

 SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997:

                                                        FOR THE SIX MONTHS
                                                          ENDED JUNE 30,
                                                     --------------------------
                                                         1997          1998
                                                     ------------  ------------
                                                     (IN MILLIONS, UNAUDITED)
OPERATING INCOME:
Refining contribution to operating income........... $       85.9  $       89.5
Retail contribution to operating income.............         10.1           8.9
Corporate general and administrative expenses.......         (7.4)         (9.9)
                                                     ------------  ------------
  Operating Contribution............................ $       88.6  $       88.5
Inventory timing adjustments loss(a)................         31.1          24.5
Inventory write-down to market......................          --           30.9
Depreciation and amortization.......................         27.8          31.5
                                                     ------------  ------------
  Operating income.................................. $       29.7  $        1.6
                                                     ============  ============

--------
(a) Includes adjustments to inventory costs caused by timing differences between when crude oil is actually purchased and refined products are actually sold, and a daily "market in, market out" operations measurement methodology for the refining division.

  The Company recorded an Operating Contribution (earnings before interest, taxes, depreciation, amortization and inventory-related charges) of $88.5 million for the six months ended June 30, 1998 which compared to $88.6 million in the first six months of 1997. The Company recorded a net loss of $20.6 million in the first half of 1998 compared to net earnings of $5.2 million in the same period of 1997.

  A decrease in crude oil prices of approximately $3.50 per barrel for the year to date resulted in a negative impact on net earnings of $55.4 million for the first half of 1998 as compared to a negative impact of $31.1 million in the same period a year ago. These inventory-related charges in 1998 included a non-cash accounting charge of $30.9 million to write down inventory carrying costs to current market value. The Company believes it may recover these charges if hydrocarbon prices increase.

  Net sales and operating revenues decreased approximately 17% in the six months ended June 30, 1998 as compared to the same period of 1997 principally as a result of lower worldwide crude oil and product prices in the current year which reduced both sales and cost of goods sold.

REFINING

                             FOR THE SIX MONTHS
                               ENDED JUNE 30,
                            ------------------------
                               1997          1998
                            ----------    ----------
                            (IN MILLIONS, EXCEPT
                              PER BARREL DATA)
REFINING DIVISION
 OPERATING STATISTICS:
PORT ARTHUR REFINERY
  Crude oil throughput (m
   bbls/day)..............       192.6(a)      227.7
  Production (m
   bbls/day)..............       198.5(a)      230.2
  Gross margin ($ per
   barrel of production)..  $     3.99    $     4.00
  Operating expenses......        83.7          88.0
  Net margin..............        59.7          78.5
BLUE ISLAND, HARTFORD AND
 OTHER REFINING
  Crude oil throughput (m
   bbls/day)..............       135.3         118.8(b)
  Production (m
   bbls/day)..............       141.2         120.5(b)
  Gross margin ($ per
   barrel of production)..  $     3.92    $     4.08
  Operating expenses......        63.3          64.2
  Net margin..............  $     36.8    $     24.7
Divisional general and
 administrative expenses..        10.6          13.7
                            ----------    ----------
Refining contribution to
 operating income.........  $     85.9    $     89.5
                            ==========    ==========

--------
(a) Crude oil throughput and production reflected scheduled downtime on most processing units for approximately one month during a maintenance turnaround in the six months ended June 30, 1997.
(b) Crude oil throughput and production reflected scheduled downtime on most processing units at the Blue Island refinery for approximately one month during a maintenance turnaround in the six months ended June 30, 1998.

  Refining division contribution to operating income of $89.5 million in the first half of 1998 exceeded year-ago levels of $85.9 million principally because there was less total scheduled downtime in 1998. In the first six months of 1997 a maintenance turnaround at the Port Arthur refinery reduced refining contribution by an estimated $16 million versus a total impact of scheduled downtime of approximately $9 million during 1998. During the Blue Island refinery turnaround, improvements were made to the Blue Island refinery's vacuum unit that are designed to upgrade approximately 2,000 barrels per day of asphalt-type material to diesel fuel. During the second quarter and first half of 1998, the Port Arthur refinery continued its significant productivity improvements under Clark's ownership with record throughput rates achieved on the crude and FCC units.

  Weaker margins for gasoline and distillates in the first half of 1998 versus the same period of 1997 were largely offset by favorable discounts for heavy and medium sour crude oil. Industry margin indicators for the Gulf Coast and Chicago markets were each down approximately 40 cents per barrel in the first half of 1998 as compared to the same period of 1997. Warmer-than-normal weather and the Asian financial crisis reduced world-wide demand, and when combined with high industry inventory levels, resulted in ample supply and a squeeze on light products margins.

RETAIL

                                                           FOR THE SIX MONTHS
                                                             ENDED JUNE 30,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
RETAIL DIVISION OPERATING STATISTICS:
Core Market Stores
  Gasoline volume (mm gals.)..............................     434.7      451.1
  Gasoline gross margin (cents/gal.)......................      10.2c      10.4c
  Gasoline gross margin................................... $    44.4  $    46.9
  Convenience product sales............................... $   115.5  $   129.8
  Convenience product margin and other income.............      30.4       34.4
  Operating expenses......................................      55.1       60.9
  Divisional general and administrative expenses..........      11.0       11.5
                                                           ---------  ---------
Core market store contribution............................ $     8.7  $     8.9
Non-core store contribution and other.....................       1.4         --
                                                           ---------  ---------
Retail contribution to operating income................... $    10.1  $     8.9
                                                           =========  =========
Core Market Stores--Per Month Per Store
  Company operated stores (average) (a)...................       663        670
  Gasoline volume (m gals.)...............................     110.6      113.7
  Convenience product sales (thousands)................... $    29.0  $    32.3
  Convenience product gross margin (thousands)............       7.7        8.6

--------
(a) Ten stores were operated as convenience stores only.

  Retail contribution to operating income from core market stores of $8.9 million for the first six months of 1998 was relatively flat with the year-ago contribution. Improvements in retail fuel and convenience product gross margins were offset by higher operating expenses associated with increased advertising and labor costs. Total retail contribution was reduced principally due to less contribution for non-core stores. The Company has sold 110 non-core stores principally to Clark branded marketers in the first half of 1998 generating approximately $13.9 million of proceeds. As of June 30, 1998, the Company's program to reposition its assets in non-core markets was substantially complete.

Other Financial Highlights

  Corporate general and administrative expenses increased in the first half of 1998 over the comparable period in 1997 principally because of increased consulting services and increased information services costs related to year 2000 upgrades.

  Interest and finance costs, net for the six months ended June 30, 1998 increased over the comparable period in 1997 principally because of the addition of the 8 7/8% Senior Subordinated Notes, due 2007 in late 1997. This increase was only partially offset by reduced borrowing rates and reduced deferred financing cost amortization resulting from the Company's other financing activities in late 1997.

  Depreciation and amortization expense increased in the first six months of 1998 over the comparable period in 1997 principally because of amortization related to the Port Arthur maintenance turnaround performed in the first quarter of 1997.

 1997 COMPARED WITH 1996 AND 1995:

FINANCIAL RESULTS:

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1995      1996      1997
                                                   -------  --------  --------
                                                         (IN MILLIONS)
OPERATING INCOME:
Refining contribution to operating income......... $  (2.3) $   25.6  $  167.9
Retail contribution to operating income...........    45.2      25.2      22.9
Corporate general and administrative expenses.....    12.8      14.6      17.4
                                                   -------  --------  --------
Operating Contribution............................ $  30.1  $   36.2  $  173.4
Inventory timing adjustments gain (loss)..........    12.1      (1.5)    (41.2)
Inventory write-down to market....................     --        --       19.2
Recapitalization, asset write-offs and other
 costs............................................     --        --       49.0
Depreciation and amortization.....................    43.5      48.4      61.2
                                                   -------  --------  --------
Operating income (loss)........................... $  (1.3) $  (13.7) $    2.8
                                                   =======  ========  ========

  The Company recorded an Operating Contribution of $173.4 million in 1997 which was improved over the Operating Contribution of $36.2 million and $30.1 million in 1996 and 1995, respectively. Refining industry conditions improved in 1997 from the previous two years and the Company had strong operations despite two major scheduled maintenance turnarounds during the year. However, principally due to several significant items the Company considers special, it reported a net loss of $58.2 million in 1997 compared to net losses of $38.5 million and $25.5 million in 1996 and 1995, respectively. Net sales and operating revenues and cost of goods sold were higher in 1996 than 1997 or 1995 principally because of higher hydrocarbon prices in that period.

  Special items totaled $120.1 million in 1997 of which $109.4 million reduced operating income and $10.7 million was recorded as an extraordinary item for early retirement of debt. See Note 8 "Long Term Debt" and Note 14 "Recapitalization, Asset Write-offs and Other Charges" to the Consolidated Financial Statements. The inventory timing adjustment loss of $41.2 million in 1997 was principally due to the timing impact of an over $8 per barrel decrease in crude oil prices on crude oil purchases, and refined product sale commitments. Gains in 1996 resulting from rising crude oil prices were offset by the volatility of the crude oil market principally related to the uncertainty associated with Iraq's pending reentry into the world markets. These gains and losses resulted from the fact that feedstock acquisition costs are fixed on average two to three weeks prior to the manufacture and sale of the finished products. The Company does not currently hedge this price risk because of the cost of entering into appropriate hedge-related derivatives and the long-term nature of such risk. A non-cash accounting charge of $19.2 million was recorded in 1997 to reflect the decline in the value of petroleum inventories below carrying value caused by the substantial drop in petroleum prices. Recapitalization, asset write-offs and other costs totaled $49.0 million in 1997. This item included a non-cash charge of $21.8 million principally to writedown the value of an idled refining capital project that is being dismantled for more productive use. A non-cash charge of $16.5 million was also recorded in 1997 due to a change in strategic direction principally for certain legal, environmental and other accruals related to existing actions. In addition, the Company incurred costs of $10.7 million in connection with affiliates of Blackstone acquiring a controlling interest in Clark USA.

REFINING

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
                                                       (IN MILLIONS, EXCEPT
                                                          OPERATING DATA)
OPERATING STATISTICS:
PORT ARTHUR REFINERY (ACQUIRED FEBRUARY 27, 1995)
Crude oil throughput (m bbls/day)....................   198.9    199.8    206.6
Production (m bbls/day)..............................   207.7    210.8    213.5
Gross margin (per barrel of production).............. $  2.28  $  2.78  $  3.84
Operating expenses...................................   121.6    164.7    170.7
  Net margin.........................................    24.2     49.7    128.6
BLUE ISLAND, HARTFORD AND OTHER REFINING
Crude oil throughput (m bbls/day)....................   133.6    132.7    128.5
Production (m bbls/day)..............................   136.5    134.2    135.8
Gross margin (per barrel of production).............. $  2.51  $  2.56  $  3.79
Operating expenses...................................   130.2    126.6    123.2
  Net margin.........................................    (4.9)    (0.9)    64.9
Divisional general and administrative expenses.......    21.6     23.2     25.6
                                                      -------  -------  -------
Refining contribution to operating income............ $  (2.3) $  25.6  $ 167.9
                                                      =======  =======  =======

  Refining division contribution to operating income in 1997 was $167.9 million, significantly higher than the 1996 ($25.6 million) or 1995 (negative $2.3 million) contribution. Contribution increased in 1997 due to improved yields and throughput and wider crude oil quality differentials. Crude oil quality differential market indicators for light sour crude oil improved from $1.02 per barrel and $1.24 per barrel in 1995 and 1996, respectively, to $1.71 per barrel in 1997. Market indicators for the benefit for heavy sour crude oil improved from $4.03 per barrel and $4.78 per barrel in 1995 and 1996, respectively, to $5.63 per barrel in 1997. The Company believes these crude oil quality differential indicators improved primarily due to increased production of heavy and sour crude oil, increased availability of Canadian light and heavy sour crude oil from the Express and Interprovincial pipelines, higher levels of industry refinery maintenance turnarounds and milder winter weather in the first quarter of 1997. Hartford refinery results in 1997 particularly benefited from improved access to lower-cost Canadian heavy crude oil. Port Arthur refinery results in 1997 were also buoyed by the operational benefits realized from a first quarter maintenance turnaround. Refining operating contribution improved in 1996 over 1995 principally because of an improvement in the Port Arthur refinery's gross margin resulting from improvements in operating rates, reliability and yields. More normal winter weather, and corresponding demand, contributed to a 2.4% increase in fuels demand from 1995 to 1996. However, these positive market trends were more than offset by reduced by-product margins.

  The major scheduled maintenance turnarounds in 1997 at the Port Arthur refinery and the Hartford refinery resulted in an opportunity cost from lost production of $19.3 million. Unscheduled downtime at the Blue Island refinery in 1995 and 1996 reduced gross margins by an estimated $5.5 million and $3.1 million, respectively, in these years.

  Operating expenses increased at the Port Arthur refinery from 1995 to 1996 and 1997 principally due to the refinery being owned for a full year in the last two years versus only 10 months in 1995.

Refinery fuel costs were also much higher in the past two years due to higher natural gas prices. Operating expenses for the Illinois refineries were higher in 1995 due to expenses ($6.5 million) associated with unplanned downtime at the Blue Island refinery. Divisional general and administrative expenses increased in 1996 and 1997 principally because of the full year inclusion of administrative functions located at the Port Arthur refinery and higher incentive pay in 1997 due to a stronger Operating Contribution.

RETAIL

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
                                                       (IN MILLIONS, EXCEPT
                                                          OPERATING DATA)
OPERATING STATISTICS:
Core Market Stores
  Gasoline volume (mm gals)..........................   838.1    858.7    912.4
  Gasoline gross margin (cents/gal)..................    11.9c    10.6c    10.5c
  Gasoline gross margin.............................. $  99.8  $  91.4  $  96.1
  Convenience product sales..........................   189.9    201.8    244.3
  Convenience product margin and other income........    46.5     52.2     64.6
  Operating expenses.................................    90.3    101.8    118.4
  Divisional general and administrative expenses.....    17.7     21.3     22.5
                                                      -------  -------  -------
Core market store contribution....................... $  38.3  $  20.5  $  19.8
Non-core store contribution and other................     6.9      4.7      3.1
                                                      -------  -------  -------
Retail contribution to operating income.............. $  45.2  $  25.2  $  22.9
                                                      =======  =======  =======
Core Market Stores--Per Month Per Store
  Company operated stores (average)(a)...............     595      620      666
  Gasoline volume (m gals)...........................   117.4    115.4    115.8
  Convenience product sales (thousands).............. $  26.6  $  27.1  $  30.6
  Convenience product gross margin (thousands).......     6.5      7.0      8.1

--------
(a) Ten stores included in 1997 operated as convenience stores only.

  The retail division contributed $22.9 million to operating income in 1997 (1996--$25.2 million; 1995--$45.2 million). The retail division Operating Contribution in 1996 and 1997 was below 1995 levels primarily due to pressure on retail gasoline margins. In 1996, this margin pressure resulted from an increase in wholesale gasoline costs associated with rising and higher crude oil prices that was not fully captured in retail selling prices due to an extremely competitive Midwest retail market environment. Retail margins have historically benefited when crude oil prices fall, but the benefit of the crude oil price decline in 1997 was not fully realized because wholesale prices did not fall as much as crude oil prices and due to highly competitive retail markets. Gross margins on convenience product sales and monthly convenience product sales and gross margins per store improved over the last three years due to the addition of larger stores and an improved mix of higher margin On The Go(R) convenience products. Operating and general and administrative expenses have increased over the last three years principally because of lease expenses and higher operating costs for larger stores acquired during this period and expansion of the Company's credit card program.

  The Company continued to implement its strategy in 1997 to focus its Company-operated retail operations on core markets. Over the past three years, 123 stores have been acquired in core markets; 49 of these stores were acquired in 1997. These stores typically have a much larger convenience store than the "traditional" Clark store. The Company also was actively marketing in 1997 the remaining stores in non-core markets. During 1997 and the first half of 1998, 146 stores were sold to independent operators and it is expected that an additional 32 stores will be sold or closed by year-end 1998. These stores contributed approximately $5 million to operating income in 1997. Many of these stores will be converted to the Company's branded jobber program.

OTHER FINANCIAL MATTERS

  Corporate and divisional general and administrative expenses increased in 1997 over 1996 and 1995 principally because of accruals for higher incentive compensation resulting from the Company's stronger Operating Contribution.

  Depreciation and amortization expenses increased in 1997 over 1996 and 1995 principally because of amortization of the Port Arthur refinery maintenance turnaround performed in the first quarter of 1997. In addition, the Company had higher capital expenditures in 1997.

  Interest and financing costs, net, increased in 1997 over 1996 principally because of incremental debt added by the Company as part of a financial restructuring of the Company and Clark USA. The Company redeemed $225 million of its 10 1/2% Senior Notes due 2001 ("10 1/2% Notes") and returned capital of $215 million to Clark USA so it could repurchase substantially all of its Senior Secured Zero Coupon Notes due 2000 ("Zero Coupon Notes"). The Company issued $100 million of the 8 3/8% Notes and $175 million of the 8 7/8% Senior Subordinated Notes, and entered into the $125 million 1997 Term Loan Agreement (together, the "November Offering"). See Note 8 "Long Term Debt" and Note 14 "Recapitalization, Asset Write-offs and Other Charges" to the Consolidated Financial Statements.

  The Company operates many computer programs that use only two digits to identify a year. If these programs are not modified or replaced by the year 2000, such applications and embedded systems could fail or create erroneous results. Some applications and embedded systems have already been replaced or modified. The Company has hired outside consultants to assist it in evaluating the scope of the remaining required program conversions or replacements. The Company has expended $0.7 million through June 30, 1998 and estimates the cost of such remaining program conversions or replacements to be approximately $5 million to $10 million, and estimates completion by June 30, 1999. Such costs will be expensed as incurred and funded from operations. The Company reviews the progress of its year 2000 program weekly and if it is determined that any item is falling behind schedule the Company has, or will, identify an alternative remediation or replacement approach.

  In addition, the Company is communicating with, and evaluating the systems of, its customers, suppliers, financial institutions and others with which it does business to identify any year 2000 issues. Presently, the Company does not anticipate that the year 2000 problem will have a material adverse effect on the operations or financial performance of the Company. There can be no assurance, however, that the year 2000 problem will not adversely affect the Company and its business. Likewise, there can be no assurance that the Company's customers, suppliers, financial institutions and others will be year 2000 compliant.

ACCOUNTING STANDARDS NOT YET ADOPTED

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes net standards for reporting information about operating segments in annual financial statements and requires selected operating segment information to be reported in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement becomes effective for the Company's financial statements beginning with the year ended December 31, 1998 at which time restatement of prior period segment information presented for comparative purposes is required. Interim period information is not required until the second year of application, at which time comparative information is required.

  In June 1998, the FASB adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company is currently evaluating this new standard, the impact it may have on the Company's accounting and reporting, and planning for when to adopt the standard.

OUTLOOK

  Since most of the Company's products are commodities, supply and demand for crude oil and refined products have a significant impact on the Company's results. Demand for fuel products has grown by an average of 2% per year since 1992, primarily as a result of increased miles driven and little improvement in the fuel efficiency of the U.S. automobile fleet. The Company believes that capital spending in the refining sector is highly correlated to refining industry profitability. As a result of the high capital spending levels of the early 1990s, the industry's ability to produce refined products exceeded demand in recent years. Since then, industry refinery capital spending has declined. The Company expects that there will continue to be volatility in refining margins and the Company's earnings because of the seasonal nature of refined product demand and the commodity nature of the Company's refined products.

  In the short term, retail margins are generally squeezed in periods of rapid oil price increases, as was the case in 1996, and widen as prices stabilize or fall. In late 1998, the deadline for UST compliance will be reached. The Company believes the investment required by these regulations may cause smaller, less competitive locations to close. In the long term, the Company believes retail margins are driven by market share and concentration. The Company believes that, over the last five years, the Company's Midwest market has averaged among the lowest margins in the U.S. due to its relatively high level of fragmentation.

LIQUIDITY AND CAPITAL RESOURCES

                                                               SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,      JUNE 30,
                                      ------------------------ -----------------
                                       1995    1996     1997     1997     1998
                                      ------- -------  ------- -------- --------
                                                    (IN MILLIONS)
FINANCIAL POSITION:
Cash and short-term investments...... $ 106.6 $ 334.3  $ 244.6 $  271.9 $  190.3
Working capital......................   193.1   399.5    263.7    369.6    233.8
Property, plant and equipment........   549.3   555.7    575.6    571.1    574.4
Long-term debt.......................   420.4   417.6    587.4    416.1    582.4
Stockholder's equity.................   304.1   534.1    260.9    539.3    230.8
Operating Cash Flow..................     7.6    (4.6)    72.6     36.7     45.4

  Net cash provided by operating activities, excluding working capital changes ("Operating Cash Flow"), for the six months ended June 30, 1998 was $45.4 million compared to $36.7 million in the year-earlier period. Working capital as of June 30, 1998 was $233.8 million, a 1.70-to-1 current ratio, versus $263.7 million as of December 31, 1997, a 1.74-to-1 current ratio. Total working capital decreased in the first half of 1998 principally due to the non-cash inventory write-down of $30.9 million and debt reduction.

  Operating Cash Flow for the year ended December 31, 1997 was $72.6 million compared with net cash used of $4.6 million in 1996 and Operating Cash Flow of $7.6 million in 1995. Operating Cash Flow improved in 1997 principally because of a stronger refining margin environment and improved refining productivity. Working capital as of December 31, 1997 was $263.7 million, a 1.74 to 1 current ratio, versus $399.5 million, a 2.00 to 1 current ratio, as of December 31, 1996 and $193.1 million, a

1.48 to 1 current ratio, as of December 31, 1995. Working capital decreased during 1997 principally because of the acquisition of 48 retail stores in Michigan, the capital cost of the Port Arthur and Hartford refinery maintenance turnarounds, the return of capital to Clark USA, and lower inventory carrying values caused by the decrease in hydrocarbon prices in 1997. Working capital increased in 1996 as a result of the sale of an advance crude oil purchase receivable contributed by Clark USA for net cash proceeds of $235.4 million.

  As part of its overall inventory management and crude acquisition strategies, the Company routinely buys and sells, in varying degrees, crude oil in the spot market. Such ongoing activities carry various payment terms and require the Company to maintain adequate liquidity and working capital facilities. The Company's short-term working capital requirements fluctuate with the pricing and sourcing of crude oil. Historically, the Company's internally generated cash flows have been sufficient to meet its needs. The Credit Agreement is used for the issuance of letters of credit primarily for the purchase of crude oil and other feedstocks and refined products.

  In September 1997, the Company entered the Credit Agreement which provides for borrowings and the issuance of letters of credit. In connection with the Lima Acquisition, the Credit Agreement was amended on August 10, 1998 to increase the facility to the lesser of $700 million or the amount of a borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories provided that direct borrowings are limited to the principal amount of $150 million. Borrowings under the Credit Agreement are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product inventories and other inventories and trademarks and other intellectual property. The amount available under the borrowing base associated with such facility at June 30, 1998, and prior to the Lima Acquisition, was $372 million and approximately $197 million of the facility was utilized for letters of credit. As of June 30, 1998, there were no direct borrowings under the Credit Agreement and the Company was in compliance with all covenants of the Credit Agreement.

  The Credit Agreement contains covenants and conditions which, among other things, limit dividends, indebtedness, liens, investments, contingent obligations and capital expenditures, and require the Company to maintain its property and insurance, to pay all taxes and comply with all laws, and to provide periodic information and conduct periodic audits on behalf of the lenders. The Company is also required to comply with certain financial covenants. The financial covenants are: (i) maintenance of working capital of at least $150 million; (ii) maintenance of a tangible net worth (as defined) of at least $280 million (subject to adjustment); and (iii) maintenance of minimum levels of balance sheet cash (as defined) of $50 million. The covenants also provide for a cumulative cash flow test, as defined in the Credit Agreement, that, from March 31, 1997, shall not be less than or equal to zero. The Credit Agreement also limits the amount of future additional indebtedness that may be incurred by the Company, subject to certain exceptions, including a general exception for up to $75 million of indebtedness.

  Cash flows used in, and from, investing activities (excluding short-term investment activities which the Company manages similar to cash and cash equivalents) are primarily affected by acquisitions and capital expenditures, including refinery maintenance turnarounds. Cash flows used in investing activities in the first six months of 1998 (excluding short-term investments) were $31.7 million as compared to $67.7 million in the year-earlier period. Cash flows used in investing activities in 1998 were reduced by proceeds of $13.9 million from the sale of certain non-core retail stores. The higher investing activities in 1997 resulted principally from the Port Arthur refinery turnaround ($30.0 million) and the acquisition and subsequent image conversion of 48 retail stores in Michigan ($20.1 million). Refinery capital expenditures totaled $22.6 million in the first half of 1998 (1997--$12.5 million) principally related to a project to increase the throughput of Canadian heavy, sour crude oil at the Hartford refinery, a project to upgrade vacuum tower bottoms at the Blue Island refinery and various mandatory expenditures at the Port Arthur refinery. Turnaround expenditures in the first half of 1998 related to the previously-mentioned Blue Island refinery turnaround and to a Port Arthur refinery turnaround currently scheduled for early 1999. Retail capital expenditures for the first six months of 1998 totaled $10.1 million (1997--$6.3 million, excluding the Michigan acquisition and subsequent image conversion) and were principally for underground storage tank-related work.

  Cash flows used in investing activities (excluding short-term investments) in 1997 were $123.6 million as compared to cash flow generated in 1996 of $180.9 million and cash flow used in 1995 of $118.5 million. Two major refinery maintenance turnarounds and a large retail store acquisition increased cash flow used in investing activities in 1997. Cash flow was generated in 1996 from the sale of an advance crude oil purchase receivable contributed to the Company by Clark USA. Cash flow used in investing activities in 1995 was higher principally because of the Port Arthur refinery acquisition. Capital expenditures for property, plant and equipment totaled $81.7 million in 1997 (1996--$45.0 million; 1995--$42.1 million) and expenditures for refinery maintenance turnarounds totaled $47.4 million (1996--$13.9 million; 1995--$6.5 million). Capital expenditures were reduced in 1996 and 1995 in response to lower Operating Cash Flow. Refining division capital expenditures were $32.0 million in 1997 (1996--$19.4 million, 1995-- $15.8 million). Approximately one-half of 1997 and 1996 expenditures were discretionary, with the balance and most of 1995 expenditures primarily for mandatory maintenance and environmental expenditures. Discretionary refining capital expenditures in 1997 were principally to increase the ability of the Hartford refinery to process heavy, sour Canadian crude oil and debottlenecking improvements to the Port Arthur refinery's FCC unit. Retail capital expenditures in 1997 totaled $45.7 million (1996--$24.6 million; 1995--$25.2 million). Retail capital expenditures increased in 1997 due to the acquisition and subsequent image conversion of 48 retail stores in Michigan ($21 million). Approximately one-half of 1996 and 1995 expenditures were for regulatory compliance, principally underground storage tank-related work and vapor recovery.

  In February 1995, the Company acquired the Port Arthur refinery from Chevron for approximately $70 million, plus inventory and spare parts of approximately $122 million and the assumption of certain liabilities estimated at $19.4 million. The purchase agreement also provided for contingent payments to Chevron of up to $125 million over a five-year period from the closing date of the Port Arthur refinery acquisition in the event that refining industry margin indicators exceed certain escalating levels. The Company believes that even if such contingent payments would be required, they would not have a material adverse effect on the Company since the Company would also benefit from such increased margins. Such contingent payments were not payable for the first three measurement periods ended September 30, 1995, 1996 and 1997, and based on these industry margin indicators from inception through June 30, 1998, the Company had a cumulative benefit of approximately $38.2 million applicable to future calculations.

  The Company classifies its capital expenditures into two categories, mandatory and discretionary. Mandatory maintenance capital expenditures are required to maintain safe and reliable operations, and mandatory environmental expenditures are required to comply with regulations pertaining to ground, water and air contamination and occupational, safety and health issues. The Company estimates that total mandatory capital and turnaround expenditures through 2000 will average approximately $85.0 million per year in the refining division and $10.0 million per year in the retail division. Costs to comply with future regulations cannot be estimated.

  Expenditures to comply with reformulated and low-sulfur fuels regulations are primarily discretionary, subject to market conditions and economic justification. These fuel programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenate content, detergent addition and sulfur content. The regulations regarding these fuel properties vary in markets in which the Company operates, based on attainment of air quality standards and the time of the year. The Company's Port Arthur, Blue Island and Hartford refineries have the capability to produce approximately 60%, 60%, and 25%, respectively, of their gasoline production in RFG. Each refinery's maximum RFG production may be limited based on the clean fuels attainment of the Company's total refining system. The Port Arthur refinery has the capability to produce 100% low-sulfur diesel fuel.

  The Company has a philosophy to link total capital expenditures to cash generated from operations. The Company has a total capital and refinery maintenance turnaround expenditure budget of approximately $130 million for 1998. Total capital expenditures may be under budget if cash flow is less than expected, and higher than budget if cash flow is better than expected.

  Cash flows used in financing activities for six months of 1998 increased as compared to the same period in 1997 principally because of the return of capital to the Company's parent, Clark USA, for its debt service requirements and the repurchase of the Company's 9 1/2% Notes tendered under its required change of control offer ($3.3 million).

  Cash flow used by financing activities was $61.0 million in 1997 as compared to cash flow provided by financing activities of $30.0 million and $174.7 million in 1996 and 1995, respectively. In November 1997, the Company returned capital of $215 million to Clark USA so that it could repurchase for $206.6 million, $259.2 million (value at maturity) of its Zero Coupon Notes tendered pursuant to a tender offer. Clark USA called the remaining outstanding Zero Coupon Notes on February 15, 1998. Also in November 1997, the Company completed an offering of notes, receiving net proceeds of approximately $390 million. On December 24, 1997, the Company redeemed all $225 million of the 10 1/2% Notes outstanding at a price of $1,032.96 for each $1,000.00 principal amount of the Notes. In 1995, financing activities reflected the partial financing of the Port Arthur refinery acquisition with the contribution of capital by Clark USA (the balance was financed with cash on hand), fees related to the larger working capital facility associated with the expanded working capital needs of the Company following the Port Arthur refinery acquisition and two capital leases associated with the sale and leaseback of certain refinery equipment at the Hartford and Port Arthur refineries.

  On November 3, 1997, Blackstone acquired the 13,500,000 shares of Common Stock of Clark USA previously held by TrizecHahn and certain of its subsidiaries, as a result of which Blackstone obtained a controlling interest in Clark USA. This transaction triggered the change of control covenant in Clark USA's Zero Coupon Notes and the Company's 9 1/2% Notes and 10 1/2% Notes and could have triggered the Change of Control covenant in the Clark USA's 10 7/8% Notes had it resulted in a Ratings Decline (as defined) during the 90 days following the change of control. Under such covenants, noteholders had the right to require the Company and Clark USA to repurchase their notes at 101% of face value. However, all of the 10 1/2% Notes and the Zero Coupon Notes were redeemed or repurchased by the Company and Clark USA in late 1997 and early 1998 in connection with the November Offering, and the Company was only required to repurchase $3.3 million of the 9 1/2% Notes during the change of control tender period. In addition, the Blackstone Transaction did not result in a Ratings Decline. The Company's Credit Agreement was amended to permit the acquisition by Blackstone of the Company's Common Stock.

  Funds generated from operating activities together with existing cash, cash equivalents and short-term investments, are expected to be adequate to fund existing requirements for working capital and capital expenditure programs for the next year. Due to the commodity nature of its products, the Company's operating results are subject to rapid and wide fluctuations. While the Company believes that its maintenance of large cash, cash equivalents and short-term investment balances and its operating philosophies will be sufficient to provide the Company with adequate liquidity through the next year, there can be no assurance that market conditions will not be worse than anticipated. Future working capital, discretionary capital expenditures, environmentally mandated spending and acquisitions may require additional debt or equity capital.

  In March 1998, the Company announced that it had entered into a long-term crude oil supply agreement with P.M.I. Comercio Internacional, S.A. de C.V., an affiliate of Petroleos Mexicanos, the

Mexican state oil company. The terms of the contract provide the Company with the foundation necessary to continue developing a project to upgrade the Port Arthur refinery to process primarily lower-cost, heavy sour crude oil. Under the agreement, the Company expects to purchase in the range of 150,000 to 210,000 bpd of heavy, sour Maya crude oil for use at the Port Arthur refinery. The supply contract would assist in stabilizing earnings and cash flows from the project. The contract period would run for a minimum of eight years from the completion of the project, which could be as early as January 2001. The Port Arthur refinery has several important characteristics that make it attractive for this type of arrangement. Its Gulf Coast location provides excellent access to waterborne Mexican crude oil. Additionally, the refinery already has much of the infrastructure and processing capability necessary to support an upgraded operation.

  The project, which the Company expects to generate attractive returns, is currently projected to cost approximately $600-$700 million and is currently expected to be financed on a non-recourse basis to the Company and Clark USA. The project will include construction of an 80,000 bpd delayed coker and a 35,000 bpd hydrocracking unit and expansion of the crude unit capacity to approximately 250,000 bpd. If the project is completed, the Port Arthur refinery will have the ability to process heavy, sour crude oil up to an estimated 80% of its capacity. The implementation of the project is subject to certain conditions, such as final determination of economic and technical feasibility, arrangement of suitable financing, and securing appropriate tax abatements. The Company currently expects to begin construction of the project in the fourth quarter of 1998 and to have the financing in place early in 1999.

  On August 10, 1998, the Company acquired the Lima Refinery for $175 million plus inventory of approximately $40 million. The Company funded the Lima Acquisition and related costs with $5 million of cash on hand and the proceeds from the Old Notes and from an additional $115 million term loan under the Amended and Restated Term Loan Agreement. An additional net working capital investment of $20 million is expected to be incurred in the two months following the acquisition as intransit inventories are purchased and funded from existing cash. From 1991-1997, BP invested an aggregate of approximately $212 million in the Lima Refinery. Based on the Company's due diligence, the Company expects mandatory capital expenditures to average approximately $20 million per year for the period from 1999 to 2002 and turnaround expenses to cost approximately $30 million once every five years. The Lima Refinery is scheduled to have the first such major maintenance turnaround in 1999. The Company expects cash flows from the Lima Refinery to be adequate to cover incremental financing and mandatory capital and turnaround costs.

  In 1997, the Company determined that its minority interests in the Offered Pipelines were not strategic since the Company's shipping rights are assured due to the pipelines' operation as common carrier pipelines and the Company's historical throughput on such pipelines. During July 1998, the Company sold its interest in the Westshore Pipe Line Company and the Wolverine Pipe Line Company for net proceeds of approximately $17 million, resulting in an after-tax book gain of approximately $12 million. The Company has signed definitive agreements to sell its interests in the remaining two pipeline companies, subject to regulatory approval, for net proceeds of approximately $57 million that, if consummated, would result in an estimated after-tax book gain of approximately $56 million. Although the Company expects to close the remaining two transactions by September 1998, there can be no assurance that it will be able to do so by such time or at all. The Offered Pipelines contributed approximately $8 million of dividends for the fiscal year ended December 31, 1997.

                        QUARTERLY FINANCIAL INFORMATION

  The following quarterly financial information has been prepared from the financial records of the Company without audit, and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of the results of operations for the interim periods presented.

                                          FIRST     SECOND    THIRD     FOURTH
                                         QUARTER   QUARTER   QUARTER   QUARTER
                                         --------  --------  --------  --------
                                                    (IN MILLIONS)
1998
  Net sales............................. $  823.5  $  977.6
  Gross profit..........................    134.5     182.8
  Operating income (loss)...............    (31.5)     33.1
  Net earnings (loss)...................    (42.7)     22.1
1997
  Net sales............................. $  999.0  $1,173.7  $1,123.6  $1,039.4
  Gross profit..........................    105.4     192.7     206.9     125.0
  Operating income (loss)...............    (29.3)     59.0      64.6     (91.5)
  Net earnings (loss)...................    (37.4)     42.6      51.2    (114.6)
1996
  Net sales............................. $1,140.2  $1,334.7  $1,249.5  $1,348.3
  Gross profit..........................    115.0     134.8     128.3     134.6
  Operating income (loss)...............    (12.1)      9.0      (4.3)     (6.3)
  Net earnings (loss)...................    (13.6)     (1.0)     (9.3)    (14.6)

                                   BUSINESS

COMPANY OVERVIEW

  The Company is one of the five largest independent refiners and marketers of petroleum products in the U.S., with one Texas Gulf Coast refinery, one Ohio refinery and two Illinois refineries representing over 540,000 bpd of rated crude oil throughput capacity. The Company is also currently one of the ten largest direct operators of gasoline and convenience stores in the U.S., with 692 retail outlets in six Midwestern states (as of June 30, 1998). The Company also distributes its products through an additional 170 independently operated Clark branded outlets. The Company's retail network has conducted operations under the Clark brand name for over 65 years. The Company also markets gasoline, diesel fuel and other petroleum products on a wholesale unbranded basis.

  The Company is a Delaware corporation, with its principal executive offices located at 8182 Maryland Avenue, St. Louis, Missouri 63105, telephone number
(314) 854-9696.

COMPANY HISTORY

  All of the outstanding common stock of the Company is owned by Clark USA. Clark USA was formed in November 1988 by Trizec Hahn Corporation (formerly The Horsham Corporation, "TrizecHahn") and a minority shareholder to acquire substantially all of the assets of Apex Oil Company, Inc., a Wisconsin corporation (formerly OC Oil & Refining Corporation and, prior thereto, Clark Oil & Refining Corporation, a Wisconsin corporation) and its subsidiaries ("Old Clark") and certain other assets and liabilities. In December 1992, TrizecHahn and Clark USA entered into a transaction with the minority shareholder that resulted in TrizecHahn increasing its ownership from 60% to 100% of the outstanding equity of Clark USA at that time.

  On February 27, 1995, Clark USA sold $135 million of common stock to a wholly owned subsidiary of TrizecHahn. The TrizecHahn subsidiary immediately resold $120 million of such stock to certain affiliates (the "Tiger Funds") of Tiger Management Corporation ("Tiger"), representing an equity ownership interest of 40% of Clark USA at that time. As a result of these sales of common stock, the Company received an equity contribution of $150 million from Clark USA and used these proceeds along with existing cash to acquire from Chevron the Port Arthur refinery for approximately $70.0 million, plus approximately $122.0 million for inventory and spare parts, and the assumption of certain liabilities estimated at $19.4 million. The Company is also obligated under certain circumstances to pay to Chevron contingent payments (the "Chevron Contingent Payments") pursuant to a formula based on refining industry margin indicators and the volume of crude oil processed at the Port Arthur refinery over a five-year period. The maximum total amount of the Chevron Contingent Payments is $125 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Port Arthur refinery increased the Company's crude oil throughput capacity by over 140% and expanded its market to the Gulf Coast of the U.S.

  In December 1995, an affiliate of Occidental C.O.B. Partners ("Oxy") acquired approximately 19% of the equity in Clark USA in exchange for the delivery of certain amounts of crude oil over a six-year period ending in 2001. Clark USA contributed the Oxy advance crude oil purchase receivable to the Company in October 1996 and the Company sold the receivable for net cash proceeds of $235.4 million. See "Business--The Oxy Advance Crude Oil Purchase Receivable Transactions."

  On October 1, 1997, Clark USA and its stockholders completed an equity recapitalization whereby all previously issued shares of Class A Common Stock of Clark USA held by the Tiger Funds of Tiger (then representing approximately 31% of the total voting power of all classes of Clark USA stock) were reclassified into Class E Common Stock. TrizecHahn then purchased all of the Class E Common Stock for $7.00 per share in cash, resulting in a total purchase price of $63.0 million. All of such shares of Class E Common Stock were subsequently reclassified into 63,000 shares of the 11 1/2% Preferred Stock of Clark USA and sold to institutional investors.

  In addition, the shares of common stock of Clark USA owned by Oxy were exchanged for an equal number of shares of Class F Common Stock having voting rights limited as a class to the lesser of (a) the aggregate voting power of such shares on a one-vote-per-share basis and (b) 19.9% of the total voting power of all classes of Clark USA's voting stock. The Class F Common Stock is convertible at any time to Common Stock of Clark USA, on a one-for-one basis, at the option of any holder other than Oxy and its affiliates. Clark USA also issued to Oxy an additional 545,455 shares of Class F Common Stock in full satisfaction of Clark USA's obligation to issue shares under its then existing Stockholders' Agreement with Oxy.

  On November 3, 1997, Blackstone acquired all of the 13,500,000 shares of the Company's common stock previously held by TrizecHahn and certain of its subsidiaries (the "Blackstone Transaction"). As a result, Blackstone obtained a 68.0% equity interest (78.5% voting interest) in the Company. The Company's other principal shareholder is Occidental Petroleum Corporation with a 30.7% equity interest (19.9% voting interest).

BUSINESS STRATEGY

  The Company's business strategy focuses on improving productivity, selectively adding scale through the acquisition of low-cost, quality assets, optimizing capital investments, promoting an entrepreneurial culture where employee incentives are aligned with performance objectives, and maintaining strong liquidity and financial flexibility.

  . Improving Productivity. The Company continues to implement relatively low-cost projects in its refining and marketing operations designed to increase production, sales volumes and production yields and to improve its sales mix while reducing input costs and operating expenses. Examples of these types of initiatives include improvements at the Port Arthur refinery, increased yields and crude oil throughput capability at its Illinois refineries and improved monthly fuel volumes, convenience product sales and margins in the retail division.

  . Adding Scale Through Acquisitions. The Company intends to continue to selectively add scale to its refining and marketing operations through the acquisition of low-cost, quality assets. Since 1994, the Company has almost quadrupled its refining capacity by acquiring the Lima and Port Arthur refineries and has strengthened its Northern Illinois and Southern Michigan presence by acquiring retail stores in these core markets.

  . Optimizing Capital Investment. The Company seeks to optimize capital investments by linking discretionary capital investment to internally generated cash flow and minimizing investment risk while maximizing project returns. As an example, in response to weak 1995 and 1996 industry refining market conditions, discretionary capital expenditures were scaled back significantly from historical levels. Due to improved results in 1997 and a more robust refining industry environment, the Company implemented several low risk, high payback discretionary capital projects.

  . Promoting Entrepreneurial Culture. The Company emphasizes an entrepreneurial management approach which uses employee incentives to enhance financial performance and safety. All of the Company's employees participate in its performance management, profit sharing or other incentive plans, and the Company has a stock incentive plan for certain key employees.

  . Maintaining Strong Liquidity and Financial Flexibility. The Company and Clark USA will continue to seek to improve their capital structure. The Company has historically maintained significant liquidity and, as of June 30, 1998, had a cash balance of approximately $190 million. The equity recapitalization and the debt refinancing and repayment completed in October and November 1997 were designed to strengthen the balance sheet of Clark USA and the Company by extending debt maturities, increasing prepayment flexibility and lowering the overall borrowing cost. The sale of the Offered Pipelines (as defined below), if consummated, would add approximately $74 million of cash to the Company's balance sheet. The Company believes the Lima Acquisition provides the opportunity to increase earnings and cash flows which, in turn, better positions the Company to access the public equity markets and further improve its capital structure.

REFINING

 OVERVIEW

  The refining division operates one refinery in Texas, one refinery in Ohio and two refineries in Illinois with a combined crude oil throughput capacity of approximately 540,000 bpd. The Company also owns 17 product terminals located in its Midwest and Gulf Coast market areas, two crude oil terminals, an LPG terminal and crude oil pipeline interests. The Company's refining crude oil throughput capacity ranks it as one of the five largest independent refining and marketing companies in the U.S.

 STRATEGY

  Since the refining division operates in a commodity-based market environment in which market prices for crude oil and refined products fluctuate significantly, the refining division's business strategy focuses on those areas it can control. The refining division's strategy includes the following key elements:

  . Improving Productivity. The refining division focuses on initiatives requiring little or no capital investment that increase production, improve product yields and recoveries or reduce operating costs. Comprehensive plant-level programs focus on comparisons to industry benchmark studies as a tool to develop strategies that improve plant reliability.

  . Adding Scale Through Acquisitions. As part of its growth strategy, the refining division seeks attractive assets that may be acquired at favorable valuations. The Lima Acquisition and Port Arthur Refinery acquisition are examples of this type of strategy. The Company believes current industry conditions may offer similar opportunities in the future.

  . Optimizing Capital Investments. Refining capital expenditures are linked to cash flow generated from operations. The Company emphasizes an entrepreneurial approach to discretionary expenditures, and to perceived mandatory expenditures, such as those required to comply with reformulated and low-sulfur fuels regulations. The Company may seek to comply with regulations through the use of alternative markets for existing products if adequate returns on investment are not assured. Most discretionary capital expenditures in the past three years have had payback periods of less than four years.

  . Promoting Entrepreneurial Culture. Refining division employees are involved in a team-based approach aimed at improving operations. All employees participate in some form of gain-sharing program. The Company believes this philosophy has significantly contributed to past productivity gains.

 PORT ARTHUR REFINERY

  The Port Arthur refinery is located in Port Arthur, Texas, approximately 90 miles east of Houston, and is situated on an approximately 4,000 acre site. The refinery initially began processing oil in 1901 following the first discovery of oil in Texas. The refinery has a rated crude oil throughput capacity of approximately 225,000 bpd and the ability to process 100% sour crude oil, including up to 20% heavy crude oil, and has coking capabilities. Heavy sour crude oil has historically been available at substantially lower cost when compared to light sweet crude oil such as WTI. The Port Arthur refinery has the ability to produce jet fuel, 100% low-sulfur diesel fuel, 55% summer RFG and 75% winter RFG. The refinery's Texas Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources, and its products can be sold in the Midcontinent and Eastern U.S. as well as in export markets.

  Since acquiring the Port Arthur refinery in early 1995, the Company has increased crude oil throughput capability from approximately 178,000 bpd to its current 225,000 bpd and has lowered operating expenses by approximately 50c per barrel. From the date of the acquisition through June 30, 1998, the Port Arthur refinery has generated an Operating Contribution of approximately $281.0 million.

  In March 1998, the Company announced that it had entered into a long-term crude oil supply agreement with P.M.I. Comercio Internacional, S.A. de C.V., an affiliate of Petroleos Mexicanos, the Mexican state oil company. The terms of the contract provide the Company with the foundation necessary to continue developing a project to upgrade the Port Arthur refinery to process primarily lower-cost, heavy sour crude oil. Under the agreement, the Company expects to purchase in the range of 150,000 to 210,000 bpd of heavy, sour Maya crude oil for use at the Port Arthur refinery. The supply contract would also assist in stabilizing earnings and cash flows from the project. The contract period would run for a minimum of eight years from the completion of the project, which could be as early as January 2001. The Port Arthur refinery has several important characteristics that make it attractive for this type of arrangement. Its Gulf Coast location provides excellent access to waterborne Mexican crude oil. Additionally, the refinery already has much of the infrastructure and processing capability necessary to support an upgraded operation.

  The project, which the Company expects to generate attractive returns, is currently projected to cost approximately $600-$700 million and is currently expected to be financed on a non-recourse basis to the Company and Clark USA. The project will include construction of an 80,000 bpd delayed coker and a 35,000 bpd hydrocracking unit and expansion of the crude unit capacity to approximately 250,000 bpd. If the project is completed, the Port Arthur refinery will have the ability to process heavy, sour crude oil up to an estimated 80% of its capacity. The implementation of the project is subject to certain conditions, such as final determination of economic and technical feasibility, arrangement of suitable financing, and securing appropriate tax abatements. The Company currently expects to begin construction of the project in the fourth quarter of 1998 and to have the financing in place early in 1999.

  The feedstocks and production of the Port Arthur refinery for the ten months it was owned in 1995 and for the full years ended December 31, 1996 and 1997, and the six months ended June 30, 1997 and 1998 were as follows:

                PORT ARTHUR REFINERY FEEDSTOCKS AND PRODUCTION

                           TEN MONTHS
                             ENDED       YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                          DECEMBER 31,  --------------------------  ---------------------------
                              1995          1996        1997(A)       1997(A)          1998
                          ------------  ------------  ------------  -------------  ------------
                           BBLS    %     BBLS    %     BBLS    %     BBLS     %     BBLS    %
                          ------ -----  ------ -----  ------ -----  ------  -----  ------ -----
                                               (BARRELS IN THOUSANDS)
FEEDSTOCKS
 Light Sweet Crude Oil..  22,268  35.0% 11,018  14.5%  8,395  11.1%  5,708   17.0%  3,842   9.3%
 Light Sour Crude Oil...  31,518  49.5  36,855  48.3  34,815  46.2   8,262   24.6  15,307  37.0
 Heavy Sweet Crude Oil..     --    --   23,920  31.4   5,694   7.6   4,481   13.3     834   2.0
 Heavy Sour Crude Oil...   7,488  11.8   1,327   1.7  26,482  35.1  16,404   48.9  21,238  51.4
 Unfinished &
  Blendstocks...........   2,349   3.7   3,128   4.1     --    --   (1,278)  (3.8)    105   0.3
                          ------ -----  ------ -----  ------ -----  ------  -----  ------ -----
 Total..................  63,623 100.0% 76,248 100.0% 77,005 100.0% 33,577  100.0% 41,326 100.0%
                          ====== =====  ====== =====  ====== =====  ======  =====  ====== =====
PRODUCTION
 Gasoline
 Unleaded...............  13,966  21.8  20,840  27.0  19,944  25.6   8,691   24.2  15,130  36.3
 Premium Unleaded.......  13,030  20.4  12,258  15.9  11,132  14.3   4,891   13.6   3,242   7.8
                          ------ -----  ------ -----  ------ -----  ------  -----  ------ -----
                          26,996  42.2  33,098  42.9  31,076  39.9  13,582   37.8  18,372  44.1
 Other Products
 Low-Sulfur Diesel Fu-
  el....................  14,739  23.1  17,443  22.6  21,760  27.9   9,301   25.9  11,047  26.5
 Jet Fuel...............   9,047  14.1  11,166  14.5   8,123  10.4   4,085   11.4   4,640  11.1
 Petrochemical Prod-
  ucts..................   5,382   8.4   6,751   8.7   9,474  12.2   3,908   10.9   4,159  10.0
 Others.................   7,794  12.2   8,703  11.3   7,506   9.6   5,050   14.0   3,444   8.3
                          ------ -----  ------ -----  ------ -----  ------  -----  ------ -----
                          36,962  57.8  44,063  57.1  46,863  60.1  22,344   62.2  23,290  55.9
                          ------ -----  ------ -----  ------ -----  ------  -----  ------ -----
 Total..................  63,958 100.0% 77,162 100.0% 77,939 100.0% 35,926  100.0% 41,662 100.0%
                          ====== =====  ====== =====  ====== =====  ======  =====  ====== =====
Output/Day..............   207.7         210.8         213.5         198.5          230.2

--------
(a) Feedstocks and production in 1997 reflect maintenance turnaround downtime of approximately one month on selected units.

 LIMA REFINERY

  See "The Lima Acquisition" and "Summary of Company Estimates Regarding the Lima Acquisition."

 ILLINOIS REFINERIES

  The Company's Illinois refineries, Blue Island (near Chicago, Illinois) and Hartford (near St. Louis, Missouri), are supplied by common carrier crude oil pipelines and are located on inland waterways with barge access. The refineries have access to multiple sources of foreign and domestic crude oil and benefit from crude oil input flexibility. Recent pipeline expansions, including the new capacity of the Express Pipeline and expanded capacity on the Interprovincial Pipeline, have served to increase the availability of lower-cost crude oil to the Company's Illinois refineries. The two refineries are connected by product pipelines, increasing flexibility relative to stand-alone operations. The Company's product terminals allow efficient distribution of refinery production through pipeline systems. The Company believes that the Midwest location of these refineries has provided relatively high refining margins with less volatility than comparable operations located in other regions of the U.S., principally because demand for refined products has exceeded production in the region. This excess demand has been satisfied by imports from other regions, providing Midwest refineries with a transportation advantage.

 BLUE ISLAND REFINERY

  The Blue Island refinery is located in Blue Island, Illinois, approximately 17 miles south of Chicago. The refinery is situated on a 170-acre site, bounded by the town of Blue Island and the Calumet-Sag

Canal. The facility was initially constructed in 1945 and, through a series of improvements and expansions, has reached a crude oil capacity of 80,000 bpd, although actual average monthly throughput rates are sustained at levels in excess of rated capacity during certain times of the year. Blue Island has among the highest capabilities to produce gasoline relative to the other refineries in its market area and through productivity initiatives has achieved the flexibility to produce up to 60% RFG and some low-sulfur diesel fuel when market prices warrant and based on the clean fuels attainment of the Company's total refining system. During most of the year, gasoline is the most profitable refinery product.

  Since 1992, the Company has increased the crude oil throughput capability at the Blue Island refinery by approximately 10,000 bpd, introduced light sour crude oil as a lower-cost feedstock, improved the FCC unit operation and introduced the capability to produce RFG.

  The feedstocks and production of the Blue Island refinery for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998 were as follows:

                BLUE ISLAND REFINERY FEEDSTOCKS AND PRODUCTION

                                                                        SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                    JUNE 30,
                          ----------------------------------------  --------------------------
                            1995(A)       1996(A)         1997          1997        1998(A)
                          ------------  ------------  ------------  ------------  ------------
                           BBLS    %     BBLS    %     BBLS    %     BBLS    %     BBLS    %
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                                               (BARRELS IN THOUSANDS)
Feedstocks
 Light Sweet Crude Oil..  18,975  74.0% 21,203  84.2% 18,871  72.3%  9,214  67.3%  7,165  68.1%
 Light Sour Crude Oil...   6,318  24.6   3,860  15.3   6,617  25.4   3,808  27.8   2,881  27.4
 Unfinished &
  Blendstocks ..........     347   1.4     132   0.5     606   2.3     672   4.9     468   4.5
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
 Total..................  25,640 100.0% 25,195 100.0% 26,094 100.0% 13,694 100.0% 10,514 100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ====== =====
Production
 Gasoline
 Unleaded...............  12,737  50.1  12,497  50.9  13,753  52.5   7,284  54.9   5,810  55.4
 Premium Unleaded.......   3,540  13.9   2,922  11.6   3,055  11.7   1,447  10.9   1,212  11.6
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                          16,277  64.0  15,419  62.5  16,808  64.2   8,731  65.8   7,022  67.0
 Other Products
 Diesel Fuel............   5,133  20.2   5,690  22.5   5,422  20.7   2,854  21.5   1,960  18.7
 Others.................   4,016  15.8   3,755  15.0   3,937  15.1   1,692  12.7   1,504  14.3
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                           9,149  36.0   9,445  37.5   9,359  35.8   4,546  34.2   3,464  33.0
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
 Total..................  25,426 100.0% 24,864 100.0% 26,167 100.0% 13,277 100.0% 10,486 100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ====== =====
Output/Day..............    69.7          68.0          71.7          73.4          57.9

--------
(a) Output during 1995, 1996 and the six months ended June 30, 1998 was reduced by significant planned and unplanned downtime.

 HARTFORD REFINERY

  The Hartford refinery is located in Hartford, Illinois, approximately 17 miles northeast of St. Louis. The refinery is situated on a 400-acre site. The facility was initially constructed in 1941 and, through a series of improvements and expansions, has reached a crude oil refining capacity of approximately 65,000 bpd. The Hartford refinery includes a coker unit and, consequently, has the ability to process a variety of crude oil including lower cost, heavy sour crude oil into higher-value products such as gasoline and diesel fuel. The Hartford refinery has the capability to process approximately 50% heavy sour crude oil and 25% medium sour crude oil. This upgrading capability allows the refinery to benefit from higher margins if heavy sour crude oil is at a significant discount to light sweet crude oil.

  Since 1992, the Company has increased the crude oil throughput capability at the Hartford refinery by approximately 10,000 bpd, improved overall liquid recovery by approximately 3%, improved FCC unit yields by approximately 3%, increased higher-valued crude unit yields by approximately 2,000 bpd and dramatically reduced combined "recordable" and "days away from work" rates from 27 in 1990 to an average of less than 4 during the period from 1994 to 1997.

  The feedstocks and production of the Hartford refinery for the years ended December 31, 1995, 1996 and 1997 and six months ended June 30, 1997 and 1998 were as follows:

                  HARTFORD REFINERY FEEDSTOCKS AND PRODUCTION

                                                                        SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                    JUNE 30,
                          ----------------------------------------  ---------------------------
                              1995          1996        1997(A)       1997(A)         1998
                          ------------  ------------  ------------  ------------  -------------
                           BBLS    %     BBLS    %     BBLS    %     BBLS    %     BBLS     %
                          ------ -----  ------ -----  ------ -----  ------ -----  ------  -----
                                               (BARRELS IN THOUSANDS)
FEEDSTOCKS
 Light Sweet Crude Oil..   5,008  20.8%  3,725  15.5%  2,579  10.9%    481   4.1%  1,366   12.5%
 Light Sour Crude Oil...  13,520  56.0  19,588  81.4  13,626  57.9   5,912  50.1   3,205   29.3
 Heavy Sour Crude Oil...   4,960  20.6     179   0.7   5,200  22.1   5,079  43.1   6,886   62.9
 Unfinished &
  Blendstocks...........     637   2.6     567   2.4   2,149   9.1     317   2.7    (511)  (4.7)
                          ------ -----  ------ -----  ------ -----  ------ -----  ------  -----
 Total..................  24,125 100.0% 24,059 100.0% 23,554 100.0% 11,789 100.0% 10,946  100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ======  =====
PRODUCTION
 Gasoline
 Unleaded...............  11,497  47.2  10,882  44.9  11,481  49.0   5,578  45.4   4,967   43.8
 Premium Unleaded.......   1,723   7.1   1,728   7.1     926   4.0     483   4.0     324    2.9
                          ------ -----  ------ -----  ------ -----  ------ -----  ------  -----
                          13,220  54.3  12,610  52.0  12,407  53.0   6,061  49.4   5,291   46.7
 Other Products
 High-Sulfur Diesel Fu-
  el....................   8,090  33.2   8,950  36.9   7,149  30.5   3,763  30.6   3,091   27.3
 Others.................   3,060  12.5   2,703  11.1   3,850  16.5   2,455  20.0   2,952   26.0
                          ------ -----  ------ -----  ------ -----  ------ -----  ------  -----
                          11,150  45.7  11,653  48.0  10,999  47.0   6,218  50.6   6,043   53.3
                          ------ -----  ------ -----  ------ -----  ------ -----  ------  -----
 Total..................  24,370 100.0% 24,263 100.0% 23,406 100.0% 12,279 100.0% 11,334  100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ======  =====
Output/Day..............    66.8          66.2          64.1          67.8          62.6

--------
(a) The 1997 results reflect maintenance turnaround downtime of approximately one month on selected units.

 TERMINALS AND PIPELINES

  Refined products are distributed primarily through the Company's terminals, Company-owned and common carrier product pipelines and by leased barges over the Mississippi, Illinois and Ohio rivers. The Company owns 15 product terminals with a combined capacity of approximately 3.8 million barrels throughout its upper Midwest market area. In addition to cost efficiencies in supplying its retail network, the terminal distribution system allows efficient distribution of refinery production. The Company also owns a crude oil and refined product terminal, a refined products terminal and an LPG terminal with a combined capacity of approximately 7.1 million barrels associated with the Port Arthur refinery in Texas.

  The Company enters into refined product exchange agreements with unaffiliated companies to broaden its geographical distribution capabilities, and products are also received through exchange terminals and distribution points throughout the Central U.S.

  The Company's pipeline interests, as of June 30, 1998, were as follows:

PIPELINE                 TYPE                   INTEREST            ROUTE
--------                 ----                   --------            -----
Southcap*............... Crude oil                36.0%  St. James, LA to Patoka, IL
Chicap*................. Crude oil                22.7   Patoka, IL to Mokena, IL
Clark Port Arthur....... Crude oil and products  100.0   Port Arthur and Beaumont, TX
Wolverine*+............. Products                  9.5   Chicago, IL to Toledo, OH
West Shore*+............ Products                 11.1   Chicago, IL to Green Bay, WI

--------
* Denotes Offered Pipelines.
+ Sold in July 1998.

  These pipelines operate as common carriers pursuant to published pipeline tariffs, which also apply to use by the Company. The Company also owns a proprietary refined products pipeline from the Blue Island refinery to its terminal in Hammond, Indiana, and from the Port Arthur refinery to its LPG terminal in Fannett, Texas.

  In 1997, the Company determined that its minority interests in the Offered Pipelines were not strategic since the Company's shipping rights are assured due to the pipelines' operation as common carrier pipelines and the Company's historical throughput. During July 1998, the Company sold its interest in the Westshore Pipe Line Company and the Wolverine Pipe Line Company for net proceeds of approximately $17 million, resulting in an after-tax book gain of approximately $12 million. The Company has signed definitive agreements to sell its interests in the remaining two pipeline companies, subject to due diligence by the buyer and rights of first refusal by existing pipeline owners, for net proceeds of approximately $57 million that, if consummated, would result in an estimated after tax book gain of approximately $56 million. Although the Company expects to close the remaining two transactions by September 30, 1998, there can be no assurance that it will be able to do so by such time or at all. The Offered Pipelines contributed approximately $8 million of dividends for the fiscal year ended December 31, 1997.

 SUPPLY AND DISTRIBUTION

  The Company's integrated refining and marketing assets are strategically located in the central U.S. in close proximity to a variety of supply and distribution channels. As a result, the Company has the flexibility to acquire economic domestic or foreign crude oil and has the ability to distribute its products to its own system and to most domestic wholesale markets.

  The Port Arthur refinery's Texas Gulf Coast location provides access to numerous cost-effective domestic and international crude oil sources which can be accessed by waterborne delivery or through the West Texas Gulf pipeline. The Company's Illinois refineries are located on major inland water transportation routes and are connected to various local, interstate and Canadian common carrier pipelines. The Blue Island refinery can receive Canadian crude oil through the Lakehead Pipeline from Canada, foreign and domestic crude oil through the Capline Pipeline system originating in the Louisiana Gulf Coast region, and domestic crude oil originating in West Texas, Oklahoma and the Rocky Mountains through the Arco Pipeline system. The Hartford refinery has access to foreign and domestic crude oil supplies through the Capline/Capwood Pipeline systems and access to Canadian crude oil through the Express Pipeline and the Mobil/IPL pipeline system. Both refineries are situated on major water transportation routes which provide flexibility to receive crude oil or intermediate feedstocks by barge when economical.

  The Company has several crude oil supply contracts that total approximately 141,000 bpd with several third-party suppliers, including P.M.I. Comercio Internacional, S.A. de C.V., an affiliate of Petroleos Mexicanos, S.A. de C.V.; Lagoven, an affiliate of Petroleos de Venezuela; and Gulf Canada. These contracts are generally cancelable upon one to three months' notice by either party, but are intended to remain in place for the foreseeable future. The remainder of the Company's crude oil supply requirements are acquired on the spot market from third-party foreign and domestic sources.

  In addition to gasoline, the Company's refineries produce other types of refined products. No. 2 diesel fuel is used mainly as a fuel for diesel burning engines. No. 2 diesel fuel production is moved via pipeline or barge to the Company's 17 product terminals and is sold over the Company's terminal truck racks or through refinery pipeline or barge movement. The Port Arthur refinery produces jet fuel which is generally sold through pipelines. Other production includes residual oils (slurry oil and vacuum tower bottoms) which are used mainly for heavy industrial fuel (e.g., power generation) and in the manufacturing of roofing flux or for asphalt used in highway paving. The Company has agreements to sell to Chevron 24,000 bpd of gasoline and 1,000 bpd of low-sulfur diesel from the Port Arthur refinery through February 28, 1999. This contract is cancelable upon 90 days' notice by either party. The

Company supplies gasoline and diesel fuel to its retail system first, then distributes products to its wholesale operations based on the highest average market returns before being sold into the spot market.

  The Company also has an agreement to exchange certain refined products and chemicals with Chevron Chemical Company, which exchanged amounts averaged approximately 25,000 bpd during 1995, 1996 and 1997. This contract is cancelable upon 18 months notice by either party or by mutual agreement.

  The Port Arthur refinery's products can be sold in the Midcontinent and Eastern U.S. as well as export markets. These markets can be accessed through the Explorer, Texas Eastern and Colonial pipelines or by ship or barge. The Company's Illinois refineries can distribute their products through various common carrier and proprietary pipelines which connect the 15 Midwest product terminals or by barge.

 INVENTORY MANAGEMENT

  The Company employs several strategies to minimize the impact on profitability due to the volatility in feedstock costs and refined product prices. These strategies generally involve the purchase and sale of exchange-traded, energy-related futures and options with a duration of six months or less. In addition, the Company to a lesser extent uses energy swap agreements similar to those traded on the exchanges, such as crack spreads and crude oil options, to better match the specific price movements in the Company's markets as opposed to the delivery point of the exchange-traded contract. These strategies are designed to minimize, on a short-term basis, the Company's exposure to the risk of fluctuations in crude oil prices and refined product margins. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. Such purchases and sales are closely managed and subject to internally established risk standards. The results of these hedging activities affect refining costs of sales and inventory costs. The Company does not engage in speculative futures or derivative transactions.

  The Company manages its total inventory position in a manner consistent with a risk management policy which states that a normal operating inventory level (base load) will not be offset using risk management techniques, while material builds or draws from this normal level may be offset by appropriate risk management strategies to protect against an adverse impact due to unfavorable price moves. The Company's retail network also reduces overall risk by providing ratable market sales which represent approximately 27% of the refineries' gasoline production. In addition, the retail network benefits from a reliable and cost-effective source of supply.

  Due to the Port Arthur refinery's Gulf Coast location, the Company has the opportunity to limit its exposure to price fluctuations on crude oil and finished product production through the use of U.S. Gulf Coast-based energy derivatives, such as forward futures and option contracts relating to Gulf Coast crack spreads. There exists a market for Gulf Coast refinery crack spreads based on published spot market product prices and exchange-traded crude oil. Since the Company sells the majority of the Port Arthur refinery's production into the Gulf Coast spot market, the Company believes that forward future and option contracts related to crack spreads may be used effectively to hedge refining margins. While the Company's hedging program is intended to provide a more predictable profit margin on a portion of the Port Arthur refinery production, the use of such a program could limit the Company's ability to participate in an improvement in Gulf Coast crack spreads.

 CLEAN AIR ACT/REFORMULATED FUELS

  Under the Clean Air Act, the EPA promulgated regulations mandating low-sulfur diesel fuel for all on-road consumers, and RFG for ozone non-attainment areas, including Chicago, Milwaukee and Houston in the Company's direct market area.

  The Clean Air Act requires the EPA to review national ambient air quality standards for certain pollutants every five years. In July 1997, after such a review, the EPA adopted more stringent national standards for ground level ozone (smog) and particulate matter (soot). These standards, when implemented, are likely to increase significantly the number of nonattainment areas and thus require additional pollution controls, more extensive use of RFG, and possibly new diesel fuel standards. Efforts are being made to influence the legislative branch to repeal the new standards under the Congressional Review Act. A lawsuit filed by the U.S. Chamber of Commerce, the American Trucking Association and the National Coalition of Petroleum Retailers is challenging the implementation of these standards. As a result, it is too early to determine what impact this rule could have on the Company.

  Expenditures required to comply with reformulated fuels regulations are primarily discretionary, subject to market conditions and economic justification. The reformulated fuels programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenated content, detergent addition and sulfur content. The regulations regarding these fuel properties vary in markets in which the Company operates, based on attainment of air quality standards and the time of the year. The Company's Port Arthur, Blue Island and Hartford refineries have the capability to produce up to approximately 60%, 60%, and 25%, respectively, of their gasoline production in RFG. Each refinery's maximum RFG production may be limited based on the clean fuels attainment of the Company's total refining system. The Port Arthur refinery has the capability to produce 100% low-sulfur diesel fuel.

 MARKET ENVIRONMENT

  The Company's feedstocks and refined products are principally commodities and, as such, are significantly affected by a variety of factors beyond its control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, political affairs, crude oil production levels, the rate of industry investments, the availability of imports, the marketing of competitive fuels and the extent of government regulations. The Company's results are also impacted by seasonal fluctuations with generally stronger earnings recorded during the higher transportation-demand periods of the spring and summer and weaker earnings recorded during the fall and winter.

  The Company believes that it is well positioned to benefit from potential long-term improvements in refining industry profitability. The Company believes refining industry improvement may result from (i) increased demand for gasoline and distillate fuel, (ii) domestic refinery crude oil distillation utilization rates nearing maximum sustainable rates, (iii) reduced growth in conversion capacity, and (iv) increased availability of lower cost heavy sour crude oil. Conversion refers to the ability to extract more higher valued products, such as gasoline and distillate fuel, out of the same barrel of crude oil.

  The Company believes industry improvement has occurred since 1995 and particularly in 1997 as indicated by the Company's record 1997 Operating Contribution and improvement in certain key industry market indicators listed in the table below:

                                                                     FOR THE
                                            FOR THE YEAR            SIX MONTHS
                                         ENDED DECEMBER 31,       ENDED JUNE 30,
                                    ----------------------------- --------------
                                    1993  1994  1995  1996  1997   1997    1998
                                    ----- ----- ----- ----- ----- ------- -------
                                              (IN DOLLARS PER BARREL)
Gulf Coast 3/2/1 crack spread...... $2.85 $2.61 $2.38 $2.65 $3.24  $ 3.34  $2.96
Chicago 3/2/1 crack spread.........  3.40  3.86  3.14  4.02  4.04    4.33   3.87
Heavy sour crude oil discount......  6.40  4.75  4.03  4.78  5.63    5.81   6.33
Light sour crude oil discount......  1.60  0.95  1.02  1.24  1.71    1.94   1.79

--------
 Source: Platt's

  According to the U.S. Department of Energy, Energy Information Administration ("EIA"), U.S. demand for gasoline and distillate fuel grew from
9.4 million bpd in 1980 to 11.4 million bpd in 1997, averaging growth of 1.3% per year during this period. The Company believes this growth in U.S. demand for gasoline and distillate fuel is principally due to increased economic activity in the U.S. This growth reflects the expansion of the U.S. vehicle fleet miles driven, increased seat-miles flown on U.S. airlines and reduced improvement in vehicle miles per gallon due to consumer preference for light trucks and sport-utility vehicles as indicated by statistics from the U.S. Department of Transportation. The Company believes U.S. gasoline and distillate fuel demand will continue to track U.S. economic activity.

  Since 1980, U.S. crude oil distillation capacity decreased from 18.1 million bpd to 15.7 million bpd in 1997, according to the Oil & Gas Journal, as 137 refineries closed between 1980 and 1997. However, during this period, conversion capacity increased to meet the growing demand for transportation fuels. From the early 1990s until 1996, growth in conversion capacity exceeded demand growth. According to the Oil and Gas Journal and the American Petroleum Institute, since the early 1990s, industry capital spending, especially non-environmental capital spending, much of which was for increased conversion capacity, has decreased as indicated in the table below. The Company believes this decrease is due to reduced industry profitability caused by overcapacity. The Company believes "excess" conversion capacity may have reached equilibrium with demand in 1996.

                                         1990 1991 1992 1993 1994 1995 1996 1997
                                         ---- ---- ---- ---- ---- ---- ---- ----
                                                      (IN BILLIONS)
Total capital expenditures.............. $4.4 $6.1 $6.1 $5.4 $5.1 $4.9 $3.9 $3.9
Environmental capital expenditures......  1.3  1.8  3.3  3.2  3.1  2.2  0.8  N/A

  According to the EIA, U.S. crude oil distillation utilization rates have steadily increased from approximately 75% in 1980 to approximately 95% in 1997. The Company believes U.S. crude oil distillation utilization rates may be approaching long-term sustainable maximums due to the requirement for routine maintenance and the likelihood of unplanned downtime.

  The Company believes that, due to the crude oil processing capabilities of its refineries, it may benefit from increased availability of heavy sour crude oil. Crude oil pipeline expansions into the U.S. Midwest in 1996 and 1997 have increased the availability of Canadian heavy sour crude oil and thereby improved competition for crude oil sales to Midwest refiners. Additionally, industry studies indicate improved availability of heavy and light sour crude oil over the next several years due to increased crude oil supply from several Western Hemisphere sources, primarily Canada and Latin America.

MARKETING

  The Company markets gasoline and convenience products in six Midwestern states through a retail network of Company-operated stores and also markets refined petroleum products through a wholesale program to distributors, chain retailers and industrial consumers. The Company's wholesale operation markets petroleum products in both the Midwest and Gulf Coast regions of the U.S. The Company's retail presence is focused in the Great Lakes region of the U.S. where Company-operated stores market value-oriented gasoline products, cigarettes and a mix of On The Go(R) (non-tobacco) convenience products. As noted above, the Company operates a high proportion of Clark-branded retail locations, which the Company believes enables it to respond more quickly and uniformly to changing market conditions than many of its competitors, including major oil companies that generally operate their stores through dealer or jobber networks. Of the Company-operated retail locations, approximately 75% are located on Company-owned real estate and 25% are on leased locations. In 1997, the Company sold approximately 1.0 billion gallons of fuel (representing approximately 27% of current refining production) and over $280 million of convenience products through approximately 200 million retail transactions and sold an additional 1.1 billion gallons of fuel to wholesale customers ranging from Clark-branded retailers to major transportation and commercial companies.

 RETAIL DIVISION

  The Company's retail strategy is based on two primary objectives, optimization and growth, and is intended to accomplish four strategic goals:
(i) optimize core market stores by achieving first quartile return on capital employed, (ii) realize significant productivity within the current asset base,
(ii) grow earnings through acquisitions and new initiatives designed to leverage existing expertise, product knowledge and market/brand strength, and
(iv) meet all environmental and legislative requirements.

  . Optimization. The retail division operating strategy centers around optimizing the productivity of existing assets by maximizing overall gross margin and controlling expenses. The Company's marketing strategy is designed to position the Company as a dominant value-oriented marketer to customers who are in their cars and on the go. The Company believes that continued improvements in existing processes and initiatives such as gasoline pricing, growth of higher-margin premium gasoline grades and On The Go(R) convenience product lines, growth of other income/new concept initiatives (such as lottery, money orders, fast food, car washes, etc.) together with management of controllable expenses are the most effective ways to improve profitability.

  . Growth. In order to support its retail strategic objectives, the Company performs thorough fundamental market analyses. The Company's analytical system evaluates each existing and potential market to identify those that it believes will produce the highest return on investment. In markets where the Company has a competitive strength on which to build or where opportunities have been identified by preferred market analysis, the Company will consider making opportunistic acquisitions to expand its market share in existing markets as well as larger acquisitions to enter new markets. The Company believes that continued growth through such acquisitions as the 131 stores acquired since 1994 contributes to building the Clark brand in core markets. In markets where the Company has experienced value deterioration in assets and the preferred market analysis has indicated no long-term market potential exists, the Company will consider divesting retail locations if favorable sale opportunities arise or if the Company determines the locations would be more profitable if converted to branded jobber locations. The Company sold 36 stores in 1997 and 110 stores in the first half of 1998. Most of these stores were converted to branded jobber locations. As of June 30, 1998, the Company was in the process of selling 32 additional stores in outlying non-core locations.

  The retail division's optimization and growth strategy is consistent with the Company's overall business strategy and includes the following key elements:

  . Improving Productivity. The retail division's goal is to achieve significant productivity gains exclusive of external market factors. Examples of key productivity initiatives include increasing gasoline and convenience product sales volumes, improving gasoline pricing and shifting product mixes to higher-margin products.

  . Optimizing Capital Investments. Retail division capital expenditures are linked to retail division earnings, with strict emphasis placed on internally funding capital projects. Capital is primarily budgeted for projects relating to environmental compliance plans and discretionary productivity improvements.

  . Creating Value Through People. The retail division employs a decentralized, team-oriented culture with training programs and employee incentives designed to deliver premier customer service. The Company believes that customer satisfaction is linked to employee satisfaction, and that its incentive systems and feedback processes will contribute to the performance and motivation of its workforce.

 RETAIL OPERATIONS OVERVIEW

  The Company's retail system began operations during the 1930s with the opening of Old Clark's first store in Milwaukee, Wisconsin. Old Clark then expanded throughout the Midwest. At its peak in the early 1970s, Old Clark had more than 1,800 retail stores and had established a strong market reputation for the sale of high-octane gasoline at discount prices. In subsequent years, Old Clark, in line with the general industry trends, rationalized its operating stores by closing marginal locations. During the 1970s, the majority of Old Clark's stores were dealer-operated. During the years 1973 through 1983, Old Clark assumed operation of most of its stores to ensure more direct control of its marketing and distribution network.

  As of June 30, 1998, the Company had 692 Company-operated retail locations, nearly all of which operated under the Clark brand name. The Company believes a high proportion of Company-operated stores enables it to respond more quickly and uniformly to changing market conditions than many of its competitors, including major oil companies whose focus has generally been operating their stores through dealer or jobber networks. Of these stores, 75% were located on Company-owned real estate and 25% were leased locations.

  Over the past several years, the Company has focused on building core markets where it believes it can maintain or develop market share of 7.5% to 15% in order to leverage brand recognition, promotions and other marketing and operating activities. In 1997, the Company's core market monthly gasoline sales per store averaged 115,800 gallons, which exceeded the 1997 national industry average of 86,400 gallons, while monthly sales per square foot averaged approximately $50 for convenience products versus the industry average of approximately $26. The Company believes that it is in the first quartile in terms of operating costs in its regions, which provides it with an important competitive advantage. Chicago, Central Illinois, Southern Michigan, Cleveland, Milwaukee and Toledo are currently the Company's six highest volume core metropolitan markets, with market shares of 5% to 15%. A current trend toward consolidation in the marketing sector is viewed positively by the Company due to growth opportunities that may develop and the potential beneficial impact that consolidation may have on longer-term pricing.

  Over the past few years the Company has also grown its market share in several of its core markets through retail store acquisitions. In October 1994, the Company acquired 25 stores in metropolitan Chicago from State Oil and in April 1995 acquired 35 stores in Central Illinois from Illico Independent Oil Company. In 1996, the Company acquired four additional stores from State Oil and 10 high-volume Chicago locations from Bell Fuels, Inc. In August 1998, the Company acquired 8 stores in Chicago from King Petroleum. These acquisitions increased the Company's market share in Chicago to approximately 9%. In January 1997, the Company acquired 48 stores in Southern Michigan from Silcorp, Ltd. This transaction increased the Company's Southern Michigan market share from approximately 5% to 7%. One additional store was acquired in Maywood, Illinois in August 1997.

  Simultaneously with growing the Company's market share in core markets through acquisitions, the Company has divested stores in non-core markets. Since 1993, the Company has divested approximately 280 stores.

  The geographic distribution of Company-operated retail stores by state as of June 30, 1998, was as follows:

                  GEOGRAPHICAL DISTRIBUTION OF RETAIL STORES

                                                   COMPANY- INDEPENDENTLY-
                                                   OPERATED    OPERATED    TOTAL
                                                   -------- -------------- -----
   Illinois.......................................   239          28        267
   Michigan.......................................   205          34        239
   Ohio...........................................   110          43        153
   Indiana........................................    78          11         89
   Wisconsin......................................    55           5         60
   Other States(a)................................     5          49         54
                                                     ---         ---        ---
   Total..........................................   692         170        862
                                                     ===         ===        ===

--------
(a) Iowa, Louisiana, Missouri, and Texas.

  The Company also continues to optimize its retail stores through productivity achieved from improved operations, profit-enhancing capital expenditures and the addition of incremental new concept and other income initiatives. From 1993 to 1996, the Company transformed the image of its retail network by converting it from a 1950s look to a new, vibrant color scheme. In 1993, the Company initiated a strategy to increase the sales of On The Go(R) products to reduce the Company's reliance on tobacco sales. This was accomplished by remodeling store interiors and adding soda fountain machines and interior beverage coolers. In an effort to continue to improve gasoline volume, pricing and growth of higher-margin premium gasoline grades and On The Go(R) convenience product lines, the Company continues to upgrade the equipment for core-market stores including canopies and multiple product dispensers ("MPDs"). Currently, approximately 96% of stores have canopies and approximately 76% of stores have MPDs. It is believed that MPDs improve volumes and margins by enabling the Company to market a more profitable midgrade gasoline product without the large capital expenditures required for additional underground storage tanks. The installation of canopies enhances gasoline volumes with better lighting and shelter from adverse weather conditions. In 1996, the Company began adding "pay-at-the-pump" credit card technology and as of June 30, 1998, had 79 locations with this service, and will continue to evaluate the addition of similar technology at additional locations, as well as other income initiatives, including car washes and branded fast food.

  As a result of the above initiatives and recent acquisitions, the Company has, from 1993 to 1997, improved core market monthly fuel volume per store by 5% to 115,800 gallons, increased monthly convenience product sales per store by 40% to $30,600, increased the mix of On The Go(R) convenience products from 32% to 44% of total convenience product sales, and improved monthly convenience product gross margin per store by 47% to $8,100.

  The Company has implemented a number of environmental projects at its retail stores. These projects include the ongoing response to the September 1988 regulations that provided for a ten-year transition period through 1998, and are related to the design, construction, installation, repair and testing of underground storage tanks ("UST") and the requirement of the Clean Air Act to install Stage II vapor recovery systems at certain retail stores. The Company has UST leak detection devices installed at nearly all retail locations. As of June 30, 1998, approximately 97% of current locations met the December 1998 federal UST compliance standards. In many cases, state funds are available to cover a portion of the cost of complying with the UST standards. The Company estimates that mandatory retail capital expenditures for environmental and regulatory compliance for 1998, net of costs recovered from state funds, will be approximately $17 million. Costs for complying with future regulations cannot be estimated.

 MARKET ENVIRONMENT

  The sale of gasoline at the retail level is considered a mature industry as consumption has historically increased at 1% to 2% per year, and industry studies indicate that many markets have reached saturation in terms of the number of retail outlets and fuel dispensing capability. The retail markets in which Clark operates are highly competitive. Many well-capitalized major oil companies and numerous independent marketers have made substantial investments in their retail assets. Historically, this competitive environment has caused retail gasoline margins in the Company's Midwest markets to be among the lowest in the country.

  The Company believes that the increased sale of convenience products and fast food and the expanded offering of other services like car washes and pay-at-the-pump technology will be the primary avenues for individual site growth in the industry. Industry studies also indicate that the retail markets have been characterized by several significant trends including (i) increased rationalization of stores and consolidation of companies, (ii) changing consumer demand to emphasize convenience and value, (iii) the impact of governmental regulations on product offerings and services, and (iv) during 1996 and 1997, unstable gasoline unit margins due to crude oil and related wholesale and retail price volatility.

  . Rationalization/Consolidation. During the past several years, major oil companies have rationalized their retail systems to gain efficiencies. These companies divested nonstrategic locations to focus on areas near strategic supply sources, which has put a higher concentration of market share in fewer geographic regions for many of these companies. In addition, smaller operators have closed marginal and unprofitable locations due to the investment requirements to meet the 1998 UST environmental compliance deadline. More recently, oil companies and convenience store chains have sought to consolidate through mergers, acquisitions and joint ventures. The lack of availability of favorable new locations, the high cost of construction of new facilities and the opportunity to achieve significant cost reduction and brand building synergies make consolidation attractive for many companies.

  . Changing Consumer Demand. Industry studies indicate that consumer buying behavior continues to reflect the effect of increasing demands on consumer time and money. Consumers have generally become time-constrained, value-minded buyers who expect quality goods at reasonable prices.

  . Government Regulations. The gasoline and convenience store industry is subject to significant governmental regulations. The environmental requirements for Stage II vapor recovery and UST upgrades have been partially responsible for the closing of more than 27,000 retail stores or close to 13% of U.S. outlets over the eight-year period of 1991 to 1998. This trend is expected to continue through 1998. It is anticipated that these regulations may also cause many companies with vehicle fleet programs to abandon on-site fueling in favor of retail fueling. Most recently, the Food and Drug Administration has initiated a series of regulations intended to stop the sale of tobacco products to minors. Such regulations, if enacted, may impact the way such tobacco products are marketed throughout the country.

  . Volatile Wholesale Costs. The volatility of crude oil and wholesale costs can materially affect the profitability of retail gasoline operations. Typically, there is a delay between changes in wholesale product costs and changes in retail gasoline prices that prevents operators from maintaining stable gasoline margins. During periods of rapidly rising wholesale costs, margins are usually compressed. Conversely, during periods of falling wholesale costs, margins usually expand.

 WHOLESALE DIVISION

  The Company's wholesale division strategy is to leverage its strengths in the distribution and marketing of petroleum and On The Go(R) products to create value through commercial relationships with minimal capital investment. The wholesale division strategy is designed to create value by focusing on distinct channels of trade and offering products and services that meet the unique needs of targeted customers. Wholesale marketing can be divided into four primary functions: (i) fuel sales to commercial and transportation end-users, (ii) fuel sales to reseller-distributors, (iii) branded franchise marketing, and (iv) new business franchise marketing.

  The Company currently sells gasoline and diesel fuel on an unbranded basis to approximately 400 distributors and chain retailers. The Company believes these sales offer higher profitability than spot market alternatives. Wholesale sales are also made to the transportation and commercial sectors, including airlines, railroads, barge lines and other industrial end-users. In 1996, the Company continued growth of a new branded jobber program and as of June 30, 1998, had 170 outlets owned and operated by branded jobbers. The Company believes that a branded distributor program, new business franchise marketing, and further focus on the transportation and commercial sector offer significant opportunities for incremental sales volumes and earnings in the future.

  Fuel sales to all channels of trade focus on maximizing netback realizations (revenue less all distribution and working capital investment costs). The wholesale division continues to refine and integrate netback management tools to identify the most attractive short-term sales opportunities as well as to identify the most profitable markets over the long term. Channels of trade, product, and market-specific strategies are continually refined and optimized through this netback methodology. Efforts focus on improving returns and optimizing the core Midwest system while expanding Gulf Coast marketing activities around the supply of refined products available from the Port Arthur refinery.

COMPETITION

  The refining and marketing segment of the oil industry is highly competitive. Many of the Company's principal competitors are integrated multinational oil companies that are substantially larger and better known than the Company. Because of their diversity, integration of operations, larger capitalization and greater resources, these major oil companies may be better able to withstand volatile market conditions, more effectively compete on the basis of price and more readily obtain crude oil in times of shortages.

  The principal competitive factors affecting the Company's refining division are crude oil and other feedstock costs, refinery efficiency, refinery product mix and product distribution and transportation costs. Certain of the Company's larger competitors have refineries which are larger and, as a result, could have lower per-barrel costs or high margins per barrel of throughput. The Company has no crude oil reserves and is not engaged in exploration and production activities. The Company obtains nearly all of its crude oil requirements on the spot market from unaffiliated sources. The Company believes that it will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

  The principal competitive factors affecting the Company's retail marketing division are locations of stores, product price and quality, appearance and cleanliness of stores, brand identification and market share. Competition from large, integrated oil and gas companies, as well as convenience stores which sell motor fuel, is expected to continue. The principal competitive factors affecting the Company's wholesale marketing business are product price and quality, reliability and availability of supply and location of distribution points.

THE OXY ADVANCE CRUDE OIL PURCHASE RECEIVABLE TRANSACTION

  Pursuant to a merger agreement and a series of related agreements with affiliates of Oxy in December 1995, the Company acquired the right to receive the equivalent of 17.661 million barrels of

WTI to be delivered over six years according to a defined schedule. In connection with this transaction, Clark USA issued common stock valued at approximately $120.0 million, or $20 per share (6,000,000 shares), and paid $100.0 million in cash to Oxy. Clark USA contributed the Oxy advance crude oil purchase receivable to the Company in October 1996 and the Company sold the receivable for net cash proceeds of $235.4 million.

ENVIRONMENTAL MATTERS

 COMPLIANCE MATTERS

  Operators of refineries and gasoline stores are subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, including those governing emissions of air pollutants, discharges of wastewater and stormwater, and the handling and disposal of nonhazardous and hazardous waste. Federal, state and local laws and regulations establishing numerous requirements and providing penalties for violations thereof affect nearly all of the operations of the Company. Included among such laws and regulations are the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). Also significantly affecting the Company are the rules and regulations of the Occupational Safety and Health Administration. Many of these laws authorize the imposition of civil and criminal sanctions upon companies that fail to comply with applicable statutory or regulatory requirements. As discussed below, federal and state agencies have filed various enforcement actions alleging that the Company has violated a number of environmental laws and regulations. The Company nevertheless believes that, in all material respects, its existing operations are in compliance with such laws and regulations.

  The Company's operations are large and complex. The numerous environmental regulations to which the Company is subject are complicated, sometimes ambiguous, and often changing. In addition, the Company may not have detected certain violations of environmental laws and regulations because the conditions that constitute such violations may not be apparent. It is therefore possible that certain of the Company's operations are not currently in compliance with state or federal environmental laws and regulations. Accordingly, the Company may be required to make additional expenditures to comply with existing environmental requirements. Such expenditures, along with compliance with environmental requirements, could have a material adverse effect on the Company's financial condition, results of operations, cash flow or liquidity.

  Regulations issued by the EPA in 1988 with respect to USTs require the Company, over a period of up to ten years, to install, where not already in place, detection devices and corrosion protection on all USTs and piping at its retail gasoline outlets. The regulations also require periodic tightness testing of USTs and piping. Commencing in 1998, operators will be required under these regulations to install continuous monitoring systems for underground tanks. In order to bring its retail stores into compliance with these regulations, the Company estimates that capital expenditures of approximately $17 million, net of costs recovered from state funds, will be required for 1998. See "--Marketing" and "--Retail Operations Overview."

  The Company anticipates that, in addition to expenditures necessary to comply with existing environmental requirements, it will incur costs in the future to comply with new regulatory requirements arising from recently enacted statutes (such as the Clean Air Act requirements relating to operating permits and the control of hazardous air pollutants) and possibly with new statutory requirements.

  The Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company and could require substantial additional expenditures by the Company for the installation and operation of pollution control systems and equipment. See "-- Legal Proceedings."

 REMEDIATION MATTERS

  In addition to environmental laws that regulate the Company's ongoing operations, Clark's various operations also are subject to liability for the remediation of contaminated soil and groundwater. Under CERCLA and analogous state laws, certain persons may be liable as a result of the release or threatened release of hazardous substances (including petroleum) into the environment. Such persons include the current owner or operator of property where such releases or threatened releases have occurred, any persons who owned or operated such property during the time that hazardous substances were released at such property, and persons who arranged for the disposal of hazardous substances at such property. Liability under CERCLA is strict. Courts have also determined that liability under CERCLA is, in most cases where the government is the plaintiff, joint and several, meaning that any responsible party could be held liable for all costs necessary for investigating and remediating a release or threatened release of hazardous substances. As a practical matter, liability at most CERCLA (and similar) sites is shared among all the solvent "potentially responsible parties" ("PRPs"). The most relevant factors in determining the probable liability of a party at a CERCLA site usually are the cost of investigation and remediation, the relative amount of hazardous substances contributed by the party to the site and the number of solvent PRPs. While the Company maintains property and casualty insurance in the normal course of its business, such insurance does not typically cover remediation and certain other environmental expenses.

  The release or discharge of petroleum and other hazardous materials can occur at refineries, terminals and retail stores. The Company has identified a variety of potential environmental issues at its refineries, terminals and retail stores. In addition, each refinery has areas on-site which may contain hazardous waste or hazardous substance contamination and which may have to be addressed in the future at substantial cost. Many of the terminals may also require remediation due to the age of tanks and facilities and as a result of current or past activities at the terminal properties including several significant spills and past on-site waste disposal practices.

 LEGAL AND GOVERNMENTAL PROCEEDINGS

  The Company is also the subject of various environmental-related legal proceedings. See "--Legal Proceedings."

EMPLOYEES

  Currently the Company employs approximately 7,500 people, approximately 1,200 of whom were covered by collective bargaining agreements at the Blue Island, Hartford, Lima and Port Arthur refineries. The Port Arthur refinery contract expires in January 1999, the Hartford refinery contract expires in February 2002 and the Blue Island and Lima refinery contracts expire in August 2002. In addition, the Company has union contracts for certain employees at its Hammond, Indiana, and St. Louis, Missouri, terminals. Relationships with the unions have been good and neither Old Clark nor the Company has ever experienced a work stoppage as a result of labor disagreements.

LEGAL PROCEEDINGS

  As a result of its activities, the Company is the subject of a number of legal and administrative proceedings relating to environmental matters. The Company is required by the Commission to disclose all matters that could be material or that involve a governmental authority and could reasonably involve monetary sanctions of $100,000 or greater.

  Hartford Federal Enforcement. In May 1997, the EPA served a Notice of Violation on the Company alleging violations of the Clean Air Act, and regulations promulgated thereunder, in the operation and permitting of the Hartford refinery fluid catalytic cracking unit. No estimate can be made at this time of the Company's potential liability, if any, as a result of this matter.

  Hartford State Enforcement. In 1996, the Company settled the matter People of the State of Illinois v. Clark Refining & Marketing, Inc. PCB No. 95-163. One remaining issue concerning the exempt status of the Company's wastewater treatment system was submitted to an administrative agency on a stipulation of facts. No estimate of any liability with respect to this remaining element of the complaint can be made at this time.

  Blue Island Federal Enforcement. The Blue Island refinery is the subject of federal investigations concerning potential violations of certain environmental laws and regulations. In March 1997, the EPA initiated a multimedia investigation at the Blue Island refinery. The investigation included an on-site visit, requests for information and meetings. In March 1997, the Company received a Grand Jury subpoena requesting certain documents relating to wastewater discharges. In September 1998, the Company was served with a complaint in the matter, United States v. Clark Refining & Marketing, Inc., alleging that the Company has operated the refinery in violation of certain federal laws relating to air pollution, water pollution and solid waste management. No estimate can be made of the Company's potential liability, if any, as a result of these matters.

  Blue Island State Enforcement. People ex rel. Ryan v. Clark Refining & Marketing, Inc., is currently pending in the Circuit Court of Cook County, Illinois alleging operation of the Blue Island refinery in violation of environmental laws. The allegations originate from a fire that occurred in the Isomax unit in March 1995, a release of hydrogen fluoride in May 1995 from a processing unit, other releases into the air that occurred in the past three years, and releases of wastewater and stormwater to the Cal Sag Channel. The Company has filed an answer denying the material allegations in the lawsuit. No estimate of any liability with respect to this matter can be made at this time.

  St. Louis Terminal. In January 1994, a gasoline spill occurred at the Company's St. Louis terminal. In May 1997, the Company received correspondence from the State of Missouri seeking the payment of a penalty of less than $200,000 related to this matter.

  Sashabaw Road. In May 1993, the Company received correspondence from the Michigan Department of Natural Resources ("MDNR") indicating that the MDNR believes that the Company may be a potentially responsible party in connection with groundwater contamination in the vicinity of one of its retail stores on Sashabaw Road in Oakland County, Michigan. In July 1994, MDNR commenced suit against the Company and is currently seeking $300,000 to resolve the matter.

  Port Arthur Refinery. The original refinery on the site of the Port Arthur refinery began operating in 1901, prior to modern environmental laws and methods of operation. While the Company believes, as a result, that there is extensive contamination at the site, the Company is unable to estimate the cost of remediating such contamination. Under the purchase agreement between the Company and Chevron, Chevron will be obligated to perform the required remediation of more than 97% of pre-closing contamination. The Company estimates its obligation at approximately $8 million. As a result of the acquisition, the Company may become jointly and severally liable under CERCLA for the costs of investigation and remediation at the site. In the event that Chevron is unable (as a result of bankruptcy or otherwise) or unwilling to perform the required remediation at the site, the Company may be required to do so. The cost of any such remediation could be substantial and could be beyond the Company's financial ability. In June 1997, the Company, Chevron and the State of Texas entered into an Agreed Order that substantially confirmed the relative obligations of the Company and Chevron.

  As of June 30, 1998, the Company had accrued a total of $39.8 million for legal and environmental-related obligations that may result from the matters noted above, other legal and environmental matters and obligations associated with certain retail sites. While it is not possible at this time to estimate the ultimate amount of liability with respect to the legal proceedings described above, the Company is of the opinion that the aggregate amount of any such liability will not have a material adverse effect on its financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

  In addition to the specific matters discussed above, the Company has also been named in various other suits and claims. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these other legal proceedings, the Company believes the outcome of these other suits and claims will not have a material adverse effect on the Company's financial position, operating results or cash flow.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors, executive officers, Controller, Treasurer and Secretary of the Company and their respective ages and positions are set forth in the table below.

NAME                         AGE POSITION
----                         --- --------
William C. Rusnack..........  54 President, Chief Executive Officer and Chief
                                 Operating Officer; Director
Bradley D. Aldrich..........  44 Executive Vice President--Refining
Brandon K. Barnholt.........  40 Executive Vice President--Marketing
Maura J. Clark..............  39 Executive Vice President--Corporate Development
                                 and Chief Financial Officer
Dennis R. Eichholz..........  45 Controller and Treasurer
Katherine D. Knocke.........  41 Secretary
Marshall A. Cohen...........  63 Director; Chairman of the Board
David A. Stockman...........  51 Director
Glenn H. Hutchins...........  43 Director
David I. Foley..............  31 Director

  The board of directors of the Company currently consists of five directors who serve until the next annual meeting of stockholders or until a successor is duly elected. Directors do not receive any compensation for their services as such. Executive officers of the Company serve at the discretion of the board of directors of the Company.

  On April 15, 1998, William C. Rusnack was appointed as president, chief operating officer, chief executive officer and a director of the Company and Clark USA. Mr. Rusnack replaced Paul D. Melnuk who had previously announced he was leaving the Company and Clark USA, effective May 1, 1998. Mr. Rusnack previously served 31 years with Atlantic Richfield Corporation ("ARCO") and was involved in all areas of its energy business, including refining operations, retail marketing, products transportation, exploration and production, and human resources. He most recently served as President of ARCO Products Company from 1993 to 1997 and was President of ARCO Transportation Company from 1990 to 1993. He currently serves as a director of Flowserve (a $1 billion, NYSE-listed corporation).

  Bradley D. Aldrich has served as Executive Vice President--Refining, since December 1994. From August 1991 through November 1994, Mr. Aldrich served as Vice President, Supply & Distribution for CF Industries, Inc., a chemical fertilizer manufacturer and distributor. Mr. Aldrich previously served as Manager, Light Oil Supply--North America of Conoco, Inc. from August 1989 through July 1991.

  Brandon K. Barnholt has served as Executive Vice President--Marketing, since February 1995, and served as Executive Vice President--Retail Marketing from December 1993 through February 1995, as Vice President--Retail Marketing from July 1992 through December 1993, and as Managing Director--Retail Marketing from May 1992 through July 1992. Mr. Barnholt previously served as Retail Marketing Manager of Conoco, Inc. from March 1991 through March 1992.

  Maura J. Clark has served as Executive Vice President--Corporate Development and Chief Financial Officer of the Company and Clark USA since August 1995. Ms. Clark previously served as Vice President--Finance at North American Life Assurance Company, a financial services company, from September 1993 through July 1995. From May 1990 to September 1993, Ms. Clark served as Vice President--Corporate Finance and Corporate Development of North American Trust Company (formerly First City Trust Company), a subsidiary of North American Life Assurance Company.

  Dennis R. Eichholz, who joined the Company in November 1988, has served as Vice President--Controller of the Company and Controller and Treasurer of Clark USA since February 1995. Mr. Eichholz has served as Vice President-- Treasurer of Clark since December 1991.

  Katherine D. Knocke has served as Secretary of the Company and Clark USA since April 1995. Ms. Knocke has served as in-house counsel of the Company since August 1994. Ms. Knocke previously was employed as an associate with the St. Louis law firm of Armstrong, Teasdale, Schlafly & Davis from September 1989 through August 1994.

  Marshall A. Cohen has served as a director of the Company since November 3, 1997 and as Chairman since January 27, 1998. Mr. Cohen has served as Counsel at Cassels Brook & Blackwell since October 1996. Mr. Cohen previously served as President and Chief Executive Officer of The Molson Companies Limited from November 1988 to September 1996.

  David A. Stockman has served as a director of Company since November 3, 1997. Mr. Stockman is a Senior Managing Director of The Blackstone Group L.P., which he joined in 1988. Mr. Stockman is also Co-Chairman of the board of directors of Collins & Aikman Corporation and a member of the boards of directors of American Axle Manufacturing Inc., Bar Technologies Inc., The Imperial Home Decor Group Inc. and Haynes International Inc.

  Glenn H. Hutchins has served as a director of the Company since May 18, 1998. Mr. Hutchins is a Senior Managing Director of the Blackstone Group L.P., which he joined in 1994. Mr. Hutchins was a Managing Director of Thomas H. Lee Co. ("THL") from 1987 until 1994 and, while on leave from THL during parts of 1993 and 1994, was a Special Advisor in the White House. Mr. Hutchins is a member of the boards of directors of American Axel Manufacturing Inc., CommNet Cellular Inc., Corp. Banca (Argentina) S.A., Corp. Group. C.V., and Haynes International Inc. In 1994, Mr. Hutchins was also appointed Chairman of the board of directors of the Western N.I.S. Enterprise Fund by President Clinton.

  David I. Foley has served as a director of the Company since November 3, 1997. Mr. Foley is an Associate at The Blackstone Group L.P., which he joined in 1995. Prior to joining Blackstone, Mr. Foley was a member of AEA Investors, Inc. and The Monitor Company. He currently serves on the board of directors of The Imperial Home Decor Group, Inc., Prime Succession Inc. and Rose Hills Company.

  Except as described above, there are no arrangements or understandings between any director or executive officer and any other person pursuant to which such person was elected or appointed as a director or executive officer. There are no family relationships between any director or executive officer and any other director or executive officer.

EXECUTIVE COMPENSATION

  The following table sets forth all cash compensation paid by the Company to its Chief Executive Officer and its other executive officers whose total annual compensation exceeded $100,000 for each of the years in the three-year period ended December 31, 1997.

                              ANNUAL COMPENSATION                  LONG-TERM
                             ---------------------- OTHER ANNUAL COMPENSATION        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY   BONUS   COMPENSATION AWARDS/OPTION    COMPENSATION(A)
---------------------------  ---- -------- -------- ------------ -------------    ---------------
Paul D. Melnuk(b).......     1997 $407,036 $384,050     --              --            $3,321
 President and Chief
  Executive Officer          1996  325,000  130,000     --              --             6,816
                             1995  326,836   75,000     --          100,000(c)         5,479
Bradley D. Aldrich......     1997  252,611  219,600     --              --             2,767
 Executive Vice
  President--Refining        1996  211,779   47,500     --              --             6,849
                             1995  176,224   42,500     --          130,000(c)(d)        --
Brandon K. Barnholt.....     1997  253,003  154,600     --              --             3,044
 Executive Vice
  President--Marketing       1996  211,799   87,500     --              --             6,802
                             1995  176,276   75,000     --           50,000(c)         5,329
Maura J. Clark(e).......     1997  220,998  153,300     --              --               --
 Executive Vice
  President--Corporate       1996   36,779   47,500     --              --               --
 Development and Chief
  Financial Officer          1995      --       --      --              --               --
Edward J. Stiften(f)....     1997  159,616   81,350     --              --               --
 Executive Vice
  President--Chief           1996      --       --      --              --               --
 Administrative Officer      1995      --       --      --              --               --

--------
(a) Represents amount accrued for the account of such individuals under the Clark Retirement Savings Plan (the "Savings Plan").
(b) Mr. Melnuk resigned his position with the Company, effective May 1, 1998.
(c) Options issued pursuant to the Performance Plan as described below.
(d) Mr. Aldrich and Mr. Barnholt (granted in 1993) held options to acquire TrizecHahn Subordinate Voting Shares ("TrizecHahn Shares") received as compensation from TrizecHahn for services performed for the Company under the TrizecHahn Amended and Restated 1987 Stock Option Plan (the "TrizecHahn Option Plan"). These options were exercised in 1998.
(e) In 1995 and 1996, Ms. Clark was an employee of TrizecHahn and served the Company under a management consulting arrangement. Ms. Clark earned approximately $175,000 in 1996 and $117,000 in 1995 under such arrangement. As of January 1, 1997, Ms. Clark became an employee of the Company. The 1996 amounts reflected in this table are for 1996 compensation paid by the Company in 1997.
(f) Mr. Stiften resigned his position with the Company, effective March 3, 1998.

STOCK OPTIONS GRANTED DURING 1997

  There were no options granted during 1997 to the named executive officers under the Performance Plan (as defined) for services performed for the Company.

YEAR-END OPTION VALUES

  The following table sets forth information with respect to the number and value of unexercised options to purchase common stock of Clark USA and TrizecHahn Shares held by the executive officers named in the executive compensation table as of December 31, 1997.

                                                           NUMBER OF           VALUE OF UNEXERCISED
                      SHARES ACQUIRED              UNEXERCISED OPTIONS HELD  IN-THE-MONEY OPTIONS HELD
                        ON EXERCISE       VALUE      AT DECEMBER 31, 1997     AT DECEMBER 31, 1997(A)
                     DURING YEAR ENDED REALIZED ON ------------------------- -------------------------
       NAME          DECEMBER 31, 1997  EXERCISE   EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----          ----------------- ----------- ----------- ------------- ----------- -------------
Paul D. Melnuk(b)           --            $ --           --       100,000    $      --       $--
Bradley D. Aldrich          --              --       100,000       30,000     1,042,710       --
Brandon K. Barnholt         --              --        70,000       50,000       858,375       --

--------
(a) For the TrizecHahn Shares the value is based upon the closing price on the New York Stock Exchange-Composite Transactions on December 31, 1997. For the common stock of Clark USA the value is based on the sale price in the Blackstone Transaction.
(b) Mr. Melnuk also holds options to acquire TrizecHahn Shares received as compensation for services provided to TrizecHahn.

SHORT-TERM PERFORMANCE PLAN

  Employees of the Company participate in an annual incentive plan which places at risk an incremental portion of their total compensation based on Company, business unit and/or individual performance. The targeted at-risk compensation increases with the ability of the individual to affect business performance, ranging from 12% for support personnel to 200% for the Chief Executive Officer. The other executive officers have the opportunity to earn an annual incentive equal to 150% of the individual's base salary. The actual award is determined based on financial performance with individual and executive team performance evaluated against pre-established operating objectives designed to achieve planned financial results. For essentially all other employees, annual incentives are based on specific performance indicators utilized to operate the business, principally productivity and profitability measures.

LONG-TERM PERFORMANCE PLAN

  The Company has adopted a Long-Term Performance Plan (the "Performance Plan"). Under the Performance Plan, designated employees, including executive officers, of Clark USA and its subsidiaries and other related entities are eligible to receive awards in the form of stock options, stock appreciation rights and stock grants. The Performance Plan is intended to promote the growth and performance of the Company by encouraging employees to acquire an ownership interest in Clark USA and to provide incentives for employee performance. An aggregate of 1,250,000 shares of Common Stock may be awarded under the Performance Plan, either from authorized, unissued shares which have been reserved for such purpose or from shares purchased on the open market, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar change in the outstanding common stock of Clark USA. As of December 31, 1997, 531,500 stock options were outstanding under the Performance Plan.

  The Performance Plan is administered by the board of directors' Compensation Committee. Subject to the provisions of the Performance Plan, the Compensation Committee is authorized to determine who may participate in the Performance Plan and the number and types of awards made to each participant, and the terms, conditions and limitations applicable to each award. Awards may be granted singularly, in combination or in tandem. Subject to certain limitations, the board of directors is authorized to amend, modify or terminate the Performance Plan to meet any changes in legal requirements or for any other purpose permitted by law.

  Payment of awards may be made in the form of cash, stock or combinations thereof and may include such restrictions as the Compensation Committee shall determine, including, in the case of stock, restrictions on transfer and forfeiture provisions. The price at which shares of Common Stock may be purchased under a stock option may not be less than the fair market value of such shares on the date of grant. If permitted by the Compensation Committee, such price may be paid by means of tendering Common Stock, or surrendering another award, including restricted stock, valued at fair market value on the date of exercise, or any combination thereof. Further, with Compensation Committee approval, payments may be deferred, either in the form of installments or as a future lump sum payment. Dividends or dividend equivalent rights may be extended to and made part of any award denominated in stock, subject to such terms, conditions and restrictions as the Compensation Committee may establish. At the discretion of the Compensation Committee, a participant may be offered an election to substitute an award for another award or awards of the same or different type. Stock options initially have a 10-year term with a three-year vesting schedule and are not exercisable until Clark USA's Common Stock is publicly traded.

  If the employment of a participant terminates, subject to certain exceptions for retirement, resignation, death or disability, all unexercised, deferred and unpaid awards will be canceled immediately, unless the award agreement provides otherwise. Subject to certain exceptions for death or disability, or employment by a governmental, charitable or educational institution, no award or other benefit under the Performance Plan is assignable or transferable, or payable to or exercisable by anyone other than the participant to whom it was granted.

  In the event of a "Change of Control" of Clark USA, with respect to awards held by Performance Plan participants who have been employed by the Company for at least six months, (a) all stock appreciation rights which have not been granted in tandem with stock options will become exercisable in full, (b) the restrictions applicable to all shares of restricted stock will lapse and such shares will be deemed fully vested, (c) all stock awards will be deemed to be earned in full, and (d) any participant who has been granted a stock option which is not exercisable in full will be entitled, in lieu of the exercise of such stock options, to obtain cash payment in an amount equal to the difference between the option price of such stock option and the offer price (in the case of a tender offer or exchange offer) or the value of common stock covered by such stock option, determined as provided in the Performance Plan. The Blackstone Transaction triggered the Change of Control provision under the Performance Plan. The Company does not expect that the Change of Control will have a material impact on the Performance Plan.

  Blackstone is implementing a management incentive program designed to in-crease management's ownership of Clark USA's stock through direct purchases and options tied to the financial performance of the Company.

CLARK SAVINGS PLAN

  The Clark Savings Plan, which became effective in 1989, permits employees to make before-tax and after-tax contributions and provides for employer incentive matching contributions. Under the Savings Plan, each employee of the Company (and such other related companies as may adopt the Savings Plan) who has completed at least six months of service may become a participant. Participants are permitted to make before-tax contributions to the Savings Plan, effected through payroll deduction, of from 1% to 15% of their compensation. The Company makes matching contributions equal to 200% of a participant's before-tax contributions up to 3% of compensation. Participants are also permitted to make after-tax contributions through payroll deduction, of from 1% to 5% of compensation, which are not matched by employer contributions; provided that before-tax contributions and after-tax contributions, in the aggregate, may not exceed the lesser of 15% of compensation or $10,000 in 1998. All employer contributions are vested at a rate of 20% per year of service, becoming fully vested after five years of service. Amounts in employees' accounts may be invested in a variety of permitted investments, as directed by the employee, including TrizecHahn Shares. Participants' vested accounts are distributable upon a participant's disability, death, retirement or separation from service. Subject to certain restrictions, employees may make loans or withdrawals of employee contributions during the term of their employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Compensation of the Company's executive officers has historically been determined by the Company's board of directors. Mr. Rusnack, the Company's President and Chief Executive Officer, is a member of the Company's board of directors. Other than reimbursement of their expenses, the Company's directors do not receive any compensation for their services as directors. There are no interlocks between the Company and other entities involving the Company's executive officers and board members who serve as executive officers or board members of other entities, except with respect to Clark USA and Clark USA's principal shareholders, Blackstone and Oxy.

EMPLOYMENT AGREEMENTS

  The Company entered into employment agreements with three of its senior executives (the "Executive Employment Agreements"). The Executive Employment Agreements have five-year terms, and provide for automatic extension on an annual basis unless 90 days' notice of cancellation is given by either party. The Executive Employment Agreements provide that if a Change of Control occurs within two years prior to the scheduled expiration date, then the expiration date will be automatically extended until the second anniversary of the Change of Control date. The Blackstone Transaction constituted a Change of Control under the Executive Employment Agreements.

  During the term of the Executive Employment Agreements, the employee is precluded from soliciting or encouraging proposals regarding the acquisition of Clark USA or its subsidiaries (or of another material part of the business of Clark USA), absent explicit approval of the Chief Executive Officer of the Company.

  The Executive Employment Agreements provide separation benefits to the employee if the employee's employment is terminated by the Company without "Cause" prior to the expiration date of the agreement. "Cause" is defined to include the employee's failure to substantially perform his or her duties, willful misconduct that materially injures Clark USA or its affiliates, or conviction of a criminal offense involving dishonesty or moral turpitude. The Executive Employment Agreements also provide that if the employee resigns for "Good Reason" prior to the expiration date of the agreement, the employee will receive separation benefits. "Good Reason" is defined to include certain demotions, reductions in compensation, and relocation.

  The separation benefits payable under the Executive Employment Agreements generally include a lump sum payment of three times annual salary and bonus, acceleration of stock option exercisability, continuation of the Company's life, medical, accident and disability arrangements for one year after termination of employment (subject to the employee's continuing to pay the employee share of the premiums), payment of the cost of job relocation counseling, and payment of legal fees in connection with termination.

  The Executive Employment Agreements also provide for gross-up payments to be made to the employee to cover certain penalty taxes in connection with a Change of Control.

  As a condition of receiving the separation benefits under the Executive Employment Agreements, an employee is required to maintain the confidentiality of information relating to the Company and its affiliates and to release the Company and its affiliates from certain claims.

EMPLOYMENT AGREEMENT FOR WILLIAM C. RUSNACK

  The Company has entered into a memorandum of agreement (the "Agreement") with William C. Rusnack (the "Executive"). The Agreement has a term beginning on the date that it was executed (the "Agreement Date") and ending on the fourth anniversary of the Agreement Date (the "Initial Term"), provided, that if neither the Executive nor the Company gives 30 days notice prior to the expiration of the Initial Term then the Agreement shall be automatically renewed for an additional one year renewal term (a "Renewal Term"). Similarly, if neither the Executive nor the Company gives 30 days notice prior to the expiration of any Renewal Term, then the Agreement shall be automatically renewed for an additional one year Renewal Term. In the event of a Change in Control (as defined therein), the Agreement shall remain in effect until at least the second anniversary of the Change in Control.

  The Agreement also provides that: (i) the Executive shall be Chief Executive Officer and President of the Company and Clark USA, (ii) Clark USA shall use its best efforts to have the Executive elected to its board of directors and shall vote its shares in favor of electing the Executive to the Company's board of directors, (iii) the Executive's base salary shall not be less than $415,000 (the "Salary"), (iv) the Executive's target bonus (the "Target Bonus") shall be equal to 100% of the Salary (with a minimum bonus of 50% of Salary for 1998), (v) the Executive will be provided with welfare benefits and other fringe benefits to the same extent and on the same terms as those benefits are provided to the Company's other senior management employees, (vi) the Executive shall participate in the Company's relocation policy at level 4, and (vii) the Executive shall receive a gross-up for any parachute excise taxes that may result from any payment, whether under the Agreement or otherwise.

  In the event that Executive's employment is (a) terminated by the Company without Cause (as defined therein), (b) terminated by the Executive for Good Reason (as defined therein), or (c) terminates at the end of the Initial Term (or a Renewal Term) because the Company gave notice preventing the occurrence of a Renewal Term, then the Executive shall receive from the Company: (i) in addition to any other compensation and benefits accrued but unpaid, a lump sum equal to the product of (a) three and (b) the sum of the Salary and Target Bonus, (ii) relocation and counseling services, and (iii) continued participation in all life insurance, medical, dental, health and accident and disability plans, programs or arrangements in which Executive was entitled to participate immediately prior to his termination for up to one year.

              SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

  All of the outstanding capital stock of the Company is owned by Clark USA.

  The following table and the accompanying notes set forth certain information concerning the beneficial ownership of the Common Stock and Class F Common Stock of Clark USA, as of the date hereof: (i) each person who is known by the Company to own beneficially more than 5% of the common stock of the Company,
(ii) each director and each executive officer who is the beneficial owner of shares of common stock of Clark USA, and (iii) all directors and executive officers as a group.

                                            NUMBER OF  PERCENT  PERCENT OF TOTAL
     NAME AND ADDRESS        TITLE OF CLASS   SHARES   OF CLASS VOTING POWER(A)
     ----------------        -------------- ---------- -------- ----------------
Blackstone Management        Common         13,500,000   98.1%        78.5%
 Associates III L.L.C.(b)..
 345 Park Avenue
 New York, NY 10154
Occidental Petroleum         Class F Common  6,101,010  100.0         19.9
 Corporation...............
 10889 Wilshire Boulevard
 Los Angeles, California
 90024
All directors and executive  Common         13,500,000   98.1         78.5
 officers as a group(b)....

--------
(a) Represents the total voting power of all shares of common stock beneficially owned by the named stockholder.
(b) The 13,500,000 shares held by Blackstone are directly held as follows:
    10,771,005.354 shares by Blackstone, 1,918,994.646 shares by Blackstone Offshore Capital Partners III L.P. and 810,000 shares by Blackstone Family Investment Partnership III L.P., of each of which Blackstone Management Associates III L.L.C. is the general partner having voting and dispositive power.

                             CERTAIN TRANSACTIONS

  TrizecHahn and the Company had certain agreements which provided certain management services to each other from time to time. The Company established trade credit with various suppliers of its petroleum requirements, requiring the guarantee of TrizecHahn. Fees related to trade credit guarantees totaled $0.2 million and $0.2 million in 1995 and 1996, respectively. All trade credit guarantees were terminated in August 1996.

  The business relationships described above between the Company and TrizecHahn were on terms no less favorable in any respect than those which could have been obtained through dealings with third parties.

  In connection with the Blackstone Transaction, affiliates of Blackstone received fees of $7.0 million, and the Company reimbursed Blackstone for $1.7 million of out-of-pocket expenses incurred in connection with the Blackstone Transaction and the November Offering. In addition, an affiliate of Blackstone receives a monitoring fee equal to $2.0 million per annum. Affiliates of Blackstone may in the future receive customary fees for advisory services rendered to the Company. Such fees will be negotiated from time to time with the independent members of the Company's board of directors on an arm's-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

  In connection with the October 1997 transaction with Tiger, the shares of common stock of Clark USA owned by Oxy were exchanged for an equal number of shares of Class F Common Stock having voting rights limited as a class to the lesser of (a) the aggregate voting power of such shares on a one-vote-per-share basis and (b) 19.9% of the total voting power of all classes of Clark USA's voting stock. The Class F Common Stock is convertible at any time to Common Stock of Clark USA, on a one-for-one basis, at the option of any holder other than Oxy and its affiliates. Clark USA also issued to Oxy an additional 545,455 shares of Class F Common Stock in full satisfaction of Clark USA's obligation to issue shares under its then existing Stockholders' Agreement with Oxy.

  In early 1998, Clark USA engaged Oxy to provide certain advisory and consulting services in connection with ongoing crude oil supplier decisions and related purchase and hedging strategies. In consideration for these services, Clark USA issued and delivered to Oxy an additional 101,010 shares of its Class F Common Stock.

  In March 1998, Clark USA settled certain obligations outstanding between Clark USA and Gulf arising out of the December 1995 advance crude oil purchase receivable transactions. Clark USA paid Gulf $4 million, released 213,654 escrowed shares of Common Stock to Gulf, and released Gulf from its obligation to deliver certain amounts of crude oil through 2001. In exchange, Gulf agreed to release Clark USA from obligations to pay further commissions related to the Oxy Transaction and agreed to allow Clark USA to cancel 1,008,619 shares of its Common Stock.

  Clark USA contributed $268.6 million of capital to the Company during 1996. Clark USA contributed $33.6 million from the proceeds of debt issued in the Oxy/Gulf transactions in January of 1996. In addition, $235.0 million was contributed to the Company from the contribution and subsequent sale of the Oxy advance crude oil purchase receivable and the associated hedge contracts in October of 1996. During 1995, Clark USA contributed $165.6 million to the Company. Upon the issuance of stock in the first quarter of 1995, Clark USA contributed $150.0 million for the purchase of the Port Arthur facility and also contributed $9.2 million for operating purposes. In addition, from the proceeds of debt issued in the Oxy/Gulf transactions, Clark USA contributed $6.4 million in December 1995 to the Company. In November 1997, the Company returned capital to Clark USA in an amount equal to approximately $215.0 million (the "Special Dividend").

  It is expected that Blackstone will receive a fee for financial advisory services rendered to the Company in connection with the Lima Acquisition, the Debt Offering, additional borrowings under the Amended and Restated Term Loan Agreement and the Consent Solicitation. The fee, which is expected to be $2.5 million, will be paid at a future date to be determined.

                           DESCRIPTION OF THE NOTES

 GENERAL

  The Exchange Offer applies to $110.0 million aggregate principal amount of Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes, and will be entitled to the benefits of the Indenture.

  The New Notes will be issued pursuant to an Indenture (the "Indenture") between the Company and Bankers Trust Company, as trustee (the "Trustee"), as supplemented and amended from time to time. The New Notes are subject to all provisions of the Indenture under which it is issued, and holders of New Notes are referred to the Indenture for a complete statement thereof. The following summary of certain provisions of the Indenture and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Agreement, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture and the Registration Agreement is available from the Company upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this section, the term the "Company" refers to Clark only and does not include its subsidiaries.

  As of the date of the Indenture, each of the Company's Subsidiaries will be a Restricted Subsidiary and the Notes will not be assigned an investment grade rating. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. In addition, upon the assignment by S&P and Moody's of an Investment Grade Rating to the New Notes, the Company will not be subject to certain restrictive covenants set forth in the Indenture.

  The New Notes will be senior unsecured obligations of the Company limited in aggregate principal amount to $110.0 million and will mature on August 15, 2008. Interest on the New Notes will accrue at the rate of 8 5/8% per annum and will be payable semiannually in arrears on February 15 and August 15, commencing on February 15, 1999, to holders of record on the immediately preceding February 1 and August 1, respectively.

INTEREST AND SETTLEMENT

  Interest on the New Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The New Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the New Notes at their addresses set forth in the register of holders of New Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The New Notes will be issued in registered form, without coupons, and in minimum denominations of $1,000.

  Settlement for the New Notes will be made in immediately available funds. Payments by the Company in respect of the New Notes (including principal, premium, if any, and interest and Additional Interest, if any) will be made in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the New Notes are expected to trade in the Depository's Same-Day Funds Settlement System, and any secondary market trading activity in the New Notes will, therefore, be required by the Depository to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the New Notes.

 RANKING

  The New Notes will rank senior in right of payment to all subordinated Indebtedness of the Company. The New Notes will rank pari passu in right of payment with all current and future senior Indebtedness of the Company, including borrowings under the Credit Agreement, the 9 1/2% Notes, the 8 3/8% Notes and the term loans under the Amended and Restated Term Loan Agreements. The Credit Agreement, however, and all borrowings thereunder, are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product and other inventories and trademarks and other intellectual property. As of June 30, 1998, there was approximately $197.2 million outstanding under the Credit Agreement in the form of letter of credit issuances and there were no outstanding borrowings.

 MANDATORY REDEMPTION

  The New Notes are not subject to any mandatory redemption.

 OPTIONAL REDEMPTION

  The New Notes will be redeemable, at the Company's option, in whole or in part, at any time on and after August 15, 2003, upon not less than 30 nor more than 60 days' notice mailed to each holder of New Notes to be redeemed at such holder's address appearing in the Company's Security Register, in principal amounts of $1,000 or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing on August 15 of each of the years set forth below, plus, in each case, accrued interest thereon to, but excluding, the date of redemption:

   YEAR                                                               PERCENTAGE
   ----                                                               ----------
   2003..............................................................  104.312%
   2004..............................................................  102.156%
   2005 and thereafter...............................................  100.000%

  In addition, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to the extent the net cash proceeds thereof are contributed to the equity capital of the Company to redeem for cash up to 35% in aggregate principal amount of the New Notes originally issued under the Indenture at any time prior to August 15, 2002, at a redemption price equal to 108.625% of the aggregate principal amount so redeemed, plus accrued interest; provided that at least 65% of the principal amount of New Notes originally issued remains outstanding immediately after such redemption. Any such redemption will be required to occur on or prior to 120 days after the receipt by the Company of the net cash proceeds of such Equity Offering and upon not less than 30 nor more than 60 days' notice mailed to each holder of New Notes to be redeemed at such holder's address appearing in the Company's Security Register, in principal amounts of $1,000 or an integral multiple of $1,000.

 CHANGE OF CONTROL

  In the event that there shall occur a Change of Control resulting in a Rating Decline, then the Company shall make an Offer (as described under "-- Procedures for Offers" below) to purchase all or any part (equal to $1,000 or an integral multiple thereof) of each holder's New Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, including Additional Interest, to the date of purchase. Such right to require the repurchase of New Notes shall not continue after a discharge of the Company from its obligations with respect to the New Notes (see "Defeasance").

  The Change of Control purchase feature of the New Notes may, in certain circumstances, make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control purchase feature, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future.

  The Amended and Restated Term Loan Agreement and the Existing Indentures contain "change of control" provisions similar to the Change of Control provision in the Indenture. If a Change of Control were to occur, it is likely that the Company would not have sufficient assets to satisfy its obligation to purchase all of the Notes that might be delivered by holders seeking to exercise the purchase right and any repurchase obligations pursuant to the Amended and Restated Term Loan Agreement, the 9 1/2% Notes and the 8 3/8% Notes, all of which will rank pari passu with the Notes.

  In addition, pursuant to the terms of the Indenture, the Company is only required to offer to repurchase the Notes in the event that a Change of Control results in a Rating Decline. The Change of Control provisions contained in the 9 1/2% Notes do not require that a Rating Decline occur as a condition for the Company to offer to repurchase such notes upon the occurrence of a Change of Control. Consequently, if a Change of Control were to occur which does not result in a Rating Decline, the Company would be required to offer to repurchase the 9 1/2% Notes, but would not be required to offer to repurchase the New Notes offered hereby, the 8 3/8% Notes or the obligations under the Amended and Restated Term Loan Agreement. A "change of control" under the Credit Agreement is an event of default under the Credit Agreement.

  The provisions of the Indenture would not necessarily afford holders of the New Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect such holders.

 PROVISION OF FINANCIAL INFORMATION

  So long as any of the New Notes are outstanding, the Company will file with the Commission the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Sections 13(a) and 15(d) of the Exchange Act if the Company were subject to such Sections, and the Company will provide to all holders copies of such reports and documents.

 COVENANTS

  Upon the occurrence of an Investment Grade Rating Event with respect to the New Notes, the covenants imposed on the Company by the Indenture governing such series of New Notes will change. See "--Certain Investment Grade Covenants." An "Investment Grade Rating Event" shall occur on the first day on which the New Notes are assigned an Investment Grade Rating. An "Investment Grade Rating" means (i) a Moody's Rating of Baa3 or higher and an S&P Rating of at least BB+ or (ii) a Moody's Rating of Ba1 or higher and an S&P Rating of at least BBB- or, in each case, if Moody's or S&P shall change their rating system, equivalent ratings.

 Certain Non-Investment Grade Covenants

  The Indenture contains, among others, the following covenants, each of which shall apply to the Company from the Issue Date until the occurrence of an Investment Grade Rating Event:

  LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, unless (i) at the time of and immediately after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, or would occur as a consequence thereof, (ii) either the Company would (a) at the time of such Restricted Payment and after giving pro forma effect thereto, have a Consolidated Adjusted Net Worth exceeding $200.0 million or (b) be permitted to incur at least

$1.00 of additional Indebtedness pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of the covenant described under "--Limitation on Indebtedness," and (iii) at the time of and immediately after giving effect to the proposed Restricted Payment (the value of any such payment if other than cash, as determined in good faith by the board of directors of the Company and evidenced by a Board Resolution), the aggregate amount of all Restricted Payments (including Restricted Payments permitted by clauses (b), (j), (l) and (m) of the next succeeding paragraph and excluding the other Restricted Payments permitted by such paragraph) declared or made subsequent to the Issue Date shall not exceed the sum of (a) 50% of the aggregate Consolidated Net Operating Income (or, if such aggregate Consolidated Net Operating Income is a deficit, minus 100% of such deficit) of the Company for the period (taken as one accounting period) from April 1, 1998 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment plus (b) 100% of the aggregate net proceeds, including cash and the fair market value of property other than cash (as determined in good faith by the board of directors of the Company and evidenced by a Board Resolution), received by the Company since April 1, 1998, from any Person other than a Subsidiary of the Company as a result of the issuance of Capital Stock (other than any Disqualified Capital Stock) of the Company including such Capital Stock issued upon conversion of Indebtedness or upon exercise of warrants and any contributions to the capital of the Company (other than Excluded Contributions) received by the Company from any such Person plus (c) to the extent that any Restricted Investment that was made after April 1, 1998, is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any). For purposes of any calculation pursuant to the preceding sentence which is required to be made within 60 days after the declaration of a dividend by the Company, such dividend shall be deemed to be paid at the date of declaration.

  The foregoing provisions of this covenant will not be violated by reason of
(a) the payment of any dividends or distributions payable solely in shares of the Company's Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to acquire the Company's Capital Stock (other than Disqualified Capital Stock), (b) the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration, such payment complied with the provisions described above, (c) the payment of cash dividends or the making of loans or advances to Clark USA after October 1, 2002, in an amount sufficient to enable Clark USA to make cash payments of interest or dividends required to be made in respect of the 11 1/2% Preferred Stock or the Exchange Debentures in accordance with the terms thereof in effect on the Issue Date, (d) the payment of cash dividends or the making of loans or advances in an amount sufficient to enable Clark USA to make payments required to be made in respect of the 10 7/8% Notes in accordance with the terms thereof in effect on the Issue Date, (e) the retirement of any shares of the Company's Capital Stock in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of its Capital Stock (other than Disqualified Capital Stock) or options, warrants or other rights to purchase the Company's Capital Stock (other than Disqualified Capital Stock) and the declaration and payment of dividends on such new Capital Stock in an aggregate amount no greater than the amount of dividends declarable and payable on such retired Capital Stock immediately prior to such retirement, (f) the Chevron Payment, (g) the AOC Payment, (h) the Gulf Payments, (i) other Restricted Payments in an aggregate amount not to exceed $50 million, (j) the making of any payment in redemption of Capital Stock of the Company or Clark USA or options to purchase such Capital Stock granted to officers or employees of the Company or Clark USA pursuant to any stock option, stock purchase or other stock plan approved by the board of directors of the Company or Clark USA in connection with the severance or termination of officers or employees not to exceed $8.0 million per annum or the payment of cash dividends or the making of loans or advances to Clark USA to permit it to make such payments, (k) the declaration and payment of dividends to holders of any class or series of preferred stock of the Company and its Restricted Subsidiaries issued in accordance with the covenant "Limitation on Indebtedness," (l) the payment of dividends on the Company's common stock, following the first public offering of the Company's or Clark USA's common stock after the Issue Date, of up to 6% per annum of the net proceeds received by the Company in such public offering or the payment of funds to Clark USA in amounts necessary to permit Clark USA to make such payments to the extent the proceeds of such offering were contributed to the equity capital of the Company, (m) so long as no Default or Event of Default shall have occurred and be continuing (or would result therefrom), the payment to Clark USA (in the form of dividends, loans, advances or otherwise) of 100% of the proceeds of Indebtedness incurred pursuant to clause (xv) of the definition of "Permitted Indebtedness" to redeem, repurchase, defease or otherwise acquire or retire for value the 10 7/8% Notes; provided, however, that at the time of such redemption, repurchase, defeasance or other acquisition or retirement for value, the Consolidated Operating Cash Flow Ratio of the Company, after giving effect to the incurrence of Indebtedness in connection therewith, would be greater than 1.75-to-1.0, (n) the payment of dividends or the making of loans or advances by the Company to Clark USA in an amount not to exceed $2.0 million in any fiscal year for costs and expenses incurred by Clark USA in its capacity as a holding company or for services rendered to the Company, (o) Restricted Investments not to exceed at any one time an aggregate of $75.0 million, and (p) Restricted Investments made with Excluded Contributions.

  The board of directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or Event of Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated shall be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this "Limitation on Restricted Payments" covenant. All such outstanding Investments shall be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation, and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) other than (i) the New Notes and the obligations outstanding or incurred on the Issue Date under the Amended and Restated Term Loan Agreement and (ii) Permitted Indebtedness, unless after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Company's Consolidated Operating Cash Flow Ratio is greater than 2-to-1. Notwithstanding the foregoing, the Company's Unrestricted Subsidiaries may incur Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

  Other than the limitations on incurrence of Indebtedness contained in this covenant, there are no provisions in the Indenture that would protect the holders of the New Notes in the event of a highly leveraged transaction.

  LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES OF THE COMPANY. The Company will not, and will not permit any Restricted Subsidiary of the Company (other than a Securitization Special Purpose Entity) to, create or otherwise cause or suffer to exist or become effective, any consensual encumbrance or restriction which, by its terms, restricts the ability of any Restricted Subsidiary of the Company (other than a Securitization Special Purpose Entity) to (i) pay dividends or make any other distributions on any such Restricted Subsidiary's Capital Stock or pay any Indebtedness owed to the Company or any Restricted Subsidiary of the Company, (ii) make any loans or advances to the Company or any Restricted Subsidiary of the Company, or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary of the Company, except for, in the case of clauses (i), (ii) and (iii) above, any restrictions (a) existing under the Indenture and any restrictions existing on the Issue Date pursuant to any agreement relating to Existing Indebtedness of the Company or any Restricted Subsidiary, (b) pursuant to an agreement relating to Indebtedness incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date and not incurred in anticipation of becoming a Restricted Subsidiary, (c) imposed by virtue of applicable corporate law or regulation and relating solely to the payment of dividends or distributions to stockholders, (d) with respect to restrictions of the nature described in clause (iii) above, included in a contract entered into in the ordinary course of business and consistent with past practices that contains provisions restricting the assignment of such contract, (e) pursuant to an agreement effecting a renewal, extension, refinancing, refunding or replacement of Indebtedness referred to in (a) or (b) above; provided, however, that the provisions contained in such renewal, extension, refinancing, refunding or replacement agreement relating to such encumbrance or restriction, taken as a whole, are not materially more restrictive than the provisions contained in the agreement the subject thereof, as determined in good faith by the board of directors, or (f) which will not in the aggregate cause the Company not to have the funds necessary to pay the principal of, premium, if any, or interest, including Additional Interest, on the New Notes at their Stated Maturity.

  LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES. The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, conduct any business or enter into any transaction or series of similar transactions (including, without limitation, the purchase, sale, transfer, lease or exchange of any property or the rendering of any service) with (i) any direct or indirect holder of more than 5% of any class of Capital Stock of the Company or of any Restricted Subsidiary of the Company (other than transactions between or among the Company and/or its Restricted Subsidiaries except for Restricted Subsidiaries owned in any part by the Principal Shareholders) or (ii) any Affiliate of the Company (other than transactions between or among the Company and/or its Restricted Subsidiaries except for Restricted Subsidiaries owned in any part by the Principal Shareholders) (each of the foregoing, a "Shareholder/Affiliate Transaction") unless the terms of such business, transaction or series of transactions are as favorable to the Company or such Restricted Subsidiary in all material respects as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with a Person which is not such a stockholder or Affiliate and, if such transaction or series of transactions involves payment for services of such a stockholder or Affiliate, (x) for amounts greater than $10.0 million and less than $25.0 million per annum, the Company shall deliver an Officers' Certificate to the Trustee certifying that such Shareholder/Affiliate Transaction complies with clause (b) above or (y) for amounts equal to or greater than $25.0 million per annum, then (A) a majority of the disinterested members of the board of directors shall in good faith determine that such payments are fair consideration for the services performed or to be performed (evidenced by a Board Resolution) or (B) the Company must receive a favorable opinion from a nationally recognized investment banking firm chosen by the Company or, if no such investment banking firm is in a position to provide such opinion, a similar firm chosen by the Company (having expertise in the specific area which is the subject of the opinion), that such payments are fair consideration for the services performed or to be performed (a copy of which shall be delivered to the Trustee); provided that the foregoing requirements shall not apply to (i) Shareholder/Affiliate Transactions involving the purchase or sale of crude oil, vacuum tower bottoms, refined products or other inventory, so long as (y) in the case of such transactions involving crude oil, such transactions are priced in line with the market price of a crude benchmark and (z) the pricing of each of such transactions are equivalent to the pricing of comparable transactions with unrelated third parties; and provided further that the Gulf Payments shall not be deemed a Shareholder/Affiliate Transaction, (ii) Restricted Payments permitted by the provisions of the Indenture described under "Limitation on Restricted Payments", (iii) payments made in connection with the Blackstone Transaction, including fees to Blackstone, (iv) payment of annual management, consulting, monitoring and advisory fees and related expenses to Blackstone and its affiliates and (v) payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary, (vi) payments by the Company or any of its Restricted Subsidiaries to Blackstone and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith, (vii) payments or loans to employees or consultants which are approved by a majority of the board of directors of the Company in good faith, (viii) any agreement in effect on the Issue Date and any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the New Notes in any material respect) or any transaction contemplated thereby, or (ix) any stockholder agreement or registration rights agreement to which the Company is a party on the Issue Date and any similar agreements which it may enter into thereafter; provided that the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment or under such a similar agreement entered into after the Issue Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not disadvantageous to the holders of the New Notes in any material respect.

  LIMITATION ON CERTAIN ASSET DISPOSITIONS. The Company will not, and will not permit any Restricted Subsidiary of the Company to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such disposition (or in the case of a lease, over the term of such lease) at least equal to the fair market value of the shares or assets disposed of (which shall be as determined in good faith by the Company), and
(ii) at least 75% of the consideration for such disposition consists of cash or Cash Equivalents; provided that the following will be deemed to be cash for purposes of this covenant: (1) the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the New Notes) that are assumed by the transferee of any such assets and (2) any notes or other obligations received by the Company or such Restricted Subsidiary from a transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Disposition; provided, further, that the 75% limitation referred to above in clause (ii) will not apply to (x) any disposition of assets in which the cash portion of such consideration received therefor on an after-tax basis, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax net proceeds would have been had such transaction complied with the aforementioned 75% limitation, (y) any disposition of assets (other than the Port Arthur Refinery) in exchange for assets of comparable fair market value related to the Principal Business of the Company, provided that in any such exchange of assets of the Company or a Restricted Subsidiary with a fair market value in excess of $20.0 million occurring when Blackstone fails to hold, directly or indirectly, 30% or more of the total voting power of all classes of stock of the Company, the Company shall obtain an opinion or report from a nationally recognized investment banking firm, valuation expert or accounting firm confirming that the assets received by the Company and such Restricted Subsidiary in such exchange have a fair market value at least equal to the assets so exchanged, or (z) any disposition of Securitization Program Assets to any Securitization Special Purpose Entity in exchange for Indebtedness of, procurement of letters of credit and similar instruments by, or equity or other interests in, such Securitization Special Purpose Entity.

  Within 360 days of the later of (a) the receipt of the Net Available Proceeds and (b) the date of such applicable Asset Disposition, the Company may elect to (i) apply the Net Available Proceeds from such Asset Disposition to permanently redeem or repay Indebtedness of the Company or any Restricted Subsidiary, other than Indebtedness of the Company which is subordinated to the Notes or (ii) apply the Net Available Proceeds from such Asset Disposition to invest in assets related to the Principal Business of the Company or Capital Stock of any Person primarily engaged in the Principal Business if, as a result of such acquisition, such Person becomes a Restricted Subsidiary. Pending the final application of any such Net Available Proceeds, the Company may temporarily invest such

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Net Available Proceeds in any manner permitted by the Indentures. Any Net
Available Proceeds from an Asset Disposition not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

  As soon as practical, but in no event later than ten (10) Business Days after any date (an "Asset Disposition Trigger Date") that the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will commence an Offer (as described below under "Procedures for Offers") to purchase the maximum principal amount of New Notes that may be purchased out of the Excess Proceeds and to purchase the maximum amount of other Indebtedness of Clark USA or the Company having similar rights to be purchased out of such Excess Proceeds, in each case at an Offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including Additional Interest, to the date of purchase. To the extent that any Excess Proceeds remain after completion of an Offer, the Company may use the remaining amount for general corporate purposes. Upon completion of such Offer, the amount of Excess Proceeds will be reset to zero.

  LIMITATION ON LIENS. The Company will not, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any asset now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom to secure any Indebtedness which is pari passu with or subordinate in right of payment to the New Notes, unless the New Notes are secured equally and ratably simultaneously with or prior to the creation, incurrence or assumption of such Lien for so long as such Lien exists; provided, that in any case involving a Lien securing Indebtedness which is subordinated in right of payment to the New Notes, such Lien is subordinated to the Lien securing the New Notes to the same extent that such subordinated debt is subordinated to the New Notes.

  LIMITATION ON MERGER, CONSOLIDATION AND SALE OF ASSETS. The Company shall not consolidate or merge with or into (whether or not the Company is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another Person unless (i) the Surviving Person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the Surviving Person (if other than the Company) assumes all of the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustees, (iii) at the time of and immediately after such transaction, no Default or Event of Default shall have occurred and be continuing, and (iv) except with respect to a merger with or into Clark USA that does not result in a Rating Decline, after giving pro forma effect to the transaction, either (a) the Surviving Person would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of the covenant described under "--Limitations on Indebtedness" or (b) the Consolidated Operating Cash Flow Ratio of the Surviving Person would be no less than such ratio for the Company immediately prior to such transaction.

  LIMITATION ON ISSUANCE OF GUARANTEES OF INDEBTEDNESS. The Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee or secure the payment of any Indebtedness of the Company unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee or security of the payment of the New Notes by such Restricted Subsidiary (other than the grant of security interests in cash and cash equivalents, receivables and product inventories to secure obligations under the Credit Agreement). If the Indebtedness to be guaranteed is subordinated to the New Notes, the guarantee or security of such Indebtedness shall be subordinated to the guarantee or security of the New Notes to the same extent as the Indebtedness to be guaranteed is subordinated to the New Notes under the Indenture. Notwithstanding the foregoing, any such guarantee or security by a Restricted Subsidiary of the New Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon either (i) the release or discharge of such guarantee or security of payment of such

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

other Indebtedness, except a discharge by or as a result of payment under such guarantee or security or (ii) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which sale, exchange or transfer is made in compliance with the applicable provision of the Indenture.

 Certain Investment Grade Covenants

  Upon the occurrence of an Investment Grade Rating Event with respect to the New Notes, each of the covenants (except for "--Limitation on Issuance of Guarantees of Indebtedness" and clauses (i), (ii) and (iii) of "--Limitation on Merger, Consolidation and Sale of Assets") described above under "--Certain Non-Investment Grade Covenants" shall be of no further force and effect and shall cease to apply to the Company and its Restricted Subsidiaries. In addition, the Indenture contains, among other things, the following covenants, each of which will apply to the Company upon and after the occurrence of an Investment Grade Rating Event with respect to the New Notes issued thereunder.

  RESTRICTIONS ON SECURED INDEBTEDNESS. If the Company shall incur, issue, assume or guarantee any Indebtedness secured by a Lien on any Principal Property of the Company or on any share of stock or Indebtedness of any Restricted Subsidiary (other than a Securitization Special Purpose Entity), the Company will secure the New Notes equally and ratably with (or, at the Company's option, prior to) such secured Indebtedness so long as such Indebtedness shall be so secured, unless the aggregate amount of all such secured Indebtedness, together with all Attributable Indebtedness of the Company with respect to any sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in clauses (i) through (v) under "--Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets. The above restriction does not apply to, and there will be excluded from secured Indebtedness in any computation under such restriction, Indebtedness secured by: (i) Liens on property of, or on any share of stock or Indebtedness of, any corporation existing at the time such corporation becomes a Restricted Subsidiary and Liens on any property acquired from a corporation which is merged with or into the Company or a Subsidiary, (ii) Liens in favor of the Company, (iii) Liens in favor of governmental bodies to secure progress, advance or other payments, (iv) Liens upon any property acquired after the date of the Indenture, securing the purchase price thereof or created or incurred simultaneously with (or within 270 days after) such acquisition to finance the acquisition of such property or existing on such property at the time of such acquisition, or Liens on improvements after such date, in each case subject to certain conditions and provided that the principal amount of the obligation or indebtedness secured by such Lien shall not exceed 100% of the cost or fair value (as determined in good faith by the Company), whichever shall be lower, of the property at the time of the acquisition, construction or improvement thereof, (v) Liens securing industrial revenue or pollution control bonds, (vi) Liens arising out of any final judgment for the payment of money aggregating not in excess of $25.0 million which remains unstayed, in effect and unpaid for a period of 60 consecutive days or Liens arising out of any judgments which are being contested in good faith, (vii) Permitted Liens in existence on the date of the Investment Grade Rating Event, (viii) Liens to secure obligations arising from time to time under the Credit Agreement including Guaranties thereof, or (ix) any extension, renewal, or replacement of any Lien referred to in the foregoing clauses (i) through (viii) inclusive.

  RESTRICTIONS ON SALES AND LEASEBACKS. The Company may not enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Indebtedness of the Company with respect to such transaction plus all secured Indebtedness (with the exception of secured Indebtedness which is excluded as described in clauses (i) through
(ix) under "--Restrictions on Secured Indebtedness" above) would not exceed 10% of Consolidated Net Tangible Assets. This restriction does not apply to, and there shall be excluded from Attributable Indebtedness in any computation under such restriction, any sale and leaseback transaction if: (i) the lease is for a period, including renewal rights, not in excess of three years; (ii) the sale of the Principal

Property is made within 270 days after its acquisition, construction or improvements; (iii) the lease secures or relates to industrial revenue or pollution control bonds; (iv) the transaction is between the Company and a Restricted Subsidiary; or (v) the Company, within 270 days after the sale is completed, applies to the retirement of Indebtedness of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute a Principal Property, an amount not less than the greater of (1) the net proceeds of the sale of the Principal Property leased or (2) the fair market value (as determined by the Company in good faith) of the Principal Property leased. The amount to be applied to the retirement of Indebtedness shall be reduced by (x) the principal amount of any debentures or notes (including the New Notes) of the Company or a Restricted Subsidiary surrendered within 270 days after such sale to the applicable trustee for retirement and cancellation, (y) the principal amount of Indebtedness, other than the items referred to in the preceding clause (x), voluntarily retired by the Company or a Restricted Subsidiary within 270 days after such sale and (z) associated transaction expenses.

 Procedures for Offers

  Within 30 days following a Change of Control resulting in a Rating Decline and on any Asset Disposition Trigger Date, the Company will mail to each holder of New Notes, at such holder's registered address, a notice stating:
(i) the Offer is being made as a result of a Change of Control or one or more Asset Dispositions, the length of time the Offer shall remain open, and the maximum aggregate principal amount of New Notes that will be accepted for payment pursuant to such Offer, (ii) the purchase price, the amount of accrued and unpaid interest, including Additional Interest, as of the Purchase Date, and the Purchase Date, (iii) in the case of a Change of Control, the circumstances and material facts regarding such Change of Control, to the extent known to the Company (including, but not limited to, information with respect to pro forma and historical financial information after giving effect to such Change of Control, and information regarding the Person or Persons acquiring control), and (iv) such other information required by the Indenture and applicable laws and regulations.

  On the Purchase Date for any Offer, the Company will (1) in the case of an Offer resulting from a Change of Control, accept for payment all New Notes tendered pursuant to such Offer and, in the case of an Offer resulting from one or more Asset Dispositions, accept for payment the maximum principal amount of New Notes tendered pursuant to such Offer that can be purchased out of Excess Proceeds from such Asset Dispositions, which amount shall equal the product of (a) the amount of such Excess Proceeds and (b) a fraction whose numerator is the aggregate amount of all obligations owing under New Notes tendered pursuant to such offering and whose denominator is the sum of the aggregate amount of all obligations owing under New Notes tendered pursuant to such offering and the aggregate amount of all obligations owing under other Indebtedness of Clark USA or the Company tendered pursuant to similar rights to repayment or repurchase, (2) deposit with the Paying Agent the aggregate purchase price of all New Notes accepted for payment and any accrued and unpaid interest, including Additional Interest, on such New Notes as of the Purchase Date, and (3) deliver or cause to be delivered to the Trustee all New Notes tendered pursuant to the Offer. If less than all New Notes tendered pursuant to any Offer are accepted for payment by the Company for any reason, selection of the New Notes to be purchased will be in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed or, if the New Notes are not so listed, by lot or by such method as the Trustee shall deem fair and appropriate; provided that New Notes accepted for payment in part shall only be purchased in integral multiples of $1,000. The Paying Agent will promptly mail to each holder of New Notes accepted for payment an amount equal to the Purchase price for such Notes plus any accrued and unpaid interest, including Additional Interest thereon. The Trustee will promptly authenticate and mail to such holder of New Notes accepted for payment in part new New Notes equal in principal amount to any unpurchased portion of the New Notes, and any New Notes not accepted for payment in whole or in part shall be promptly returned to the holder thereof. On and after a Purchase Date, interest will cease to accrue on the New Notes accepted for payment. The Company will announce the results of the Offer to holders of the New Notes on or as soon as practicable after the Purchase Date.

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

  The Company will comply with all applicable requirements of Rule 14e-1 under the Exchange Act and all other applicable securities laws and regulations thereunder, to the extent applicable, in connection with any Offer.

 Events of Default

  The following will be Events of Default under the Indenture: (a) failure to pay any interest on any Note issued under the Indenture when due, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any Note issued under the Indenture when due; (c) failure to perform or comply with the provisions described under "--Certain Covenants--Limitation on Merger, Consolidation and Sale of Assets;" (d) failure to perform any other covenant or warranty of the Company in the Indenture, continued for 30 days after written notice as provided in the Indenture; (e) failure to pay, at final maturity, in excess of $25.0 million principal amount of any indebtedness of the Company or any Restricted Subsidiary of the Company, or acceleration of any indebtedness of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount in excess of $25.0 million; (f) the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its Restricted Subsidiaries in an aggregate principal amount in excess of $50.0 million which remains unstayed, in effect and unpaid for a period of 60 consecutive days thereafter; and (g) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary of the Company.

  If an Event of Default shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes issued under the Indenture may accelerate the maturity of all Notes issued under the Indenture; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes issued under the Indenture may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "--Modification and Waiver."

  No holder of any New Note will have any right to institute any proceeding with respect to an Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes issued under such Indenture shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes issued under such Indenture a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes issued under an Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  The Company will be required to furnish to each Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

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

 Defeasance

  The Indenture provides that, at the option of the Company, (A) if applicable, the Company will be discharged from any and all obligations in respect of the outstanding New Notes issued under such Indenture or (B) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the New Notes issued thereunder in the case of either (A) or
(B), upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding New Notes issued under such Indenture. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service (the "Service") a ruling or there has been a change in law, which in the Opinion of Counsel provides that holders of the New Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the New Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent.

 Modification and Waiver

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of (or the premium), or interest on, any Notes, (c) change the place or currency of payment of principal of (or premium), or interest on, any New Notes, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Notes, (e) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture,
(f) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified.

  The holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture.

 The Trustee

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.


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

  The Indenture and the provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

 Certain Definitions

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Amended and Restated Term Loan Agreement" means the amended and restated term loan agreement, dated as of August 10, 1998, among the Company, certain lenders and Goldman Sachs Credit Partners L.P., as agent, as amended from time to time.

  "AOC Payment" means all payments made to AOC Limited Partnership, a limited partnership organized under the laws of the State of Missouri, constituting "Additional Redemption Consideration" required to be paid by Clark USA pursuant to Section 2.4 of the Stock Purchase and Redemption Agreement.

  "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiaries with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business, or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business, which in the case of either clause (i), (ii) or (iii), whether in a single transaction or a series of related transactions, result in Net Available Proceeds in excess of $10.0 million; provided that (x) any transfer, conveyance, sale, lease or other disposition of assets securing the Credit Agreement in connection with the enforcement of the security interests therein and (y) any sale of crude oil, vacuum tower bottoms, refined products, or other inventory shall not be deemed an Asset Disposition hereunder.

  "Attributable Indebtedness" means the total net amount of rent required to be paid during the remaining primary term of any particular lease under which any person is at the time liable, discounted at the rate per annum equal to the weighted average interest rate borne by the Notes.

  "Blackstone" means Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates.

  "Blackstone Transaction" means the acquisition of 13,500,000 shares of common stock of Clark USA previously held by Trizec Hahn Corporation and certain of its subsidiaries.

  "Borrowing Base" means, as of any date, an amount equal to the sum of (i) 95% of the accounts receivable owned by the Company and its Restricted Subsidiaries (excluding any accounts receivable from Restricted Subsidiaries and any accounts receivable that are more than 90 days past due) as of such date, plus (ii) 90% of the market value of inventory owned by the Company and its Restricted Subsidiaries as of such date, plus (iii) 100% of the cash and Cash Equivalents owned by the Company and its Restricted Subsidiaries as of such date that are, as of such date, held in one or more separate accounts under the direct control of the agent bank under the Credit Agreement and that are as of such date pledged to secure working capital borrowings under the Credit Agreement.

  "Capital Lease" means, at the time any determination thereof is to be made, any lease of property, real or personal or mixed, in respect of which the present value of the minimum rental commitment would be capitalized on a balance sheet of the lessee in accordance with GAAP.

  "Capitalized Lease Obligation" of any Person means any lease of any property (whether real, personal or mixed) by such Person as lessee which, in conformity with GAAP, is required to be accounted for as a Capital Lease on the balance sheet of that Person.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of any association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (iii) in the case of a partnership, partnership interests (whether general or limited).

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses
(ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition.

  "Change of Control" means any transaction the result of which is that any Person (an "Acquiring Person") other than Blackstone, or a Person, a majority of whose voting equity is owned by Blackstone, becomes the Beneficial Owner, directly or indirectly, of shares of stock of the Company or Clark USA entitling such Acquiring Person to exercise 50% or more of the total voting power of all classes of stock of the Company or Clark USA, as the case may be, entitled to vote in elections of directors. The term "Beneficial Owner" shall be determined in accordance with Rule 13d-3 under the Exchange Act.

  "Chevron Payment" means that certain contingent payment obligation of Clark USA to Chevron U.S.A. Inc. based on industry refining margins and the volume of refined oil products produced at the Port Arthur Refinery over a five-year period, pursuant to Section 3.1(d) of the Asset Purchase Agreement, dated as of August 18, 1994, between Clark USA and Chevron U.S.A. Inc., as amended.

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  "Clark USA" means Clark USA, Inc., a Delaware corporation and the direct parent of the Company.

  "Consolidated Adjusted Net Worth" of any Person means the total amount of consolidated stockholder's equity (par value plus additional paid-in capital (including all Capital Stock except as excluded below) plus retained earnings or minus accumulated deficit) of such Person as reflected on the consolidated balance sheet of such Person and its Restricted Subsidiaries for the most recent Quarter prior to the event requiring such determination to be made, after excluding (to the extent otherwise included therein and without duplication) the following (the amount of such stockholder's equity and deductions therefrom to be computed, except as noted below, in accordance with GAAP consistently applied): (i) any amount receivable but not paid from sales of Capital Stock of such Person or its Restricted Subsidiaries determined on a consolidated basis; (ii) any revaluation or other write-up in book value of assets subsequent to the date hereof (other than write-ups of oil inventory previously written down and other than reevaluations or write-ups upon the acquisition of assets acquired in a transaction to be accounted for by purchase accounting under GAAP); (iii) treasury stock; (iv) an amount equal to the excess, if any, of the amount reflected on the books and records of such Person or its Restricted Subsidiaries for the securities of any Person which is not a Restricted Subsidiary of such Person over the lesser of cost or market value (as determined in good faith by the board of directors of such Person or such Restricted Subsidiary); (v) Disqualified Capital Stock; (vi) equity securities of such Person or its Restricted Subsidiaries which are not Disqualified Capital Stock but which are exchangeable for or convertible into debt securities of such Person or such Restricted Subsidiary, as the case may be, other than at the option of such Person or such Restricted Subsidiary except to the extent that the exchange or conversion rights in such other equity securities cannot, under any circumstances, be exercised prior to Maturity; (vii) the cumulative foreign currency translation adjustment, if any; and (viii) write-offs of non-cash items in an amount not to exceed $80.0 million.

  "Consolidated Net Operating Income" means, when used with reference to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that (i) the Net Income of any Person which is not a Subsidiary of such Person or is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to such Person or its Restricted Subsidiaries, (ii) the Net Income of any Unrestricted Subsidiary shall be excluded (except to the extent distributed to the Company or one of its Subsidiaries), (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) extraordinary gains and losses and gains and losses from the sale of assets outside the ordinary course of such Person's business shall be excluded, (v) the cumulative effect of changes in accounting principles in the year of adoption of such changes shall be excluded, and (vi) the tax effect of any of the items described in clauses (i) through (v) above shall be excluded.

  "Consolidated Net Tangible Assets" of a Person means the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less the sum of (i) all current liabilities and current liability items and (ii) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

  "Consolidated Operating Cash Flow" means with respect to any Person, Consolidated Net Operating Income of such Person and its Restricted Subsidiaries without giving effect to gains and losses on securities transactions (net of related taxes) for the period described below, increased by the sum of (i) Consolidated Fixed Charges of such Person and its Restricted Subsidiaries which reduced Consolidated Net Operating Income for such period,
(ii) consolidated income tax expense (net of taxes relating to gains and losses on securities transactions) of such Person and its Restricted

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Subsidiaries which reduced Consolidated Net Operating Income for such period,
(iii) consolidated depreciation and amortization expense (including amortization of purchase accounting adjustments) of such Person and its Restricted Subsidiaries and other noncash items to the extent any of which reduced Consolidated Net Operating Income for such period, (iv) expenses incurred in connection with the Blackstone Transaction in an amount not to exceed $9.0 million, and (v) any annual management monitoring, consulting and advisory fees and related expenses paid to Blackstone and its affiliates in an amount not to exceed $2.0 million, less noncash items which increased Consolidated Net Operating Income for such period, all as determined for such Person and its consolidated Restricted Subsidiaries in accordance with GAAP for the four full Quarters for which financial information in respect thereof is available immediately prior to the Transaction Date.

  "Consolidated Operating Cash Flow Ratio" means, with respect to any Person, the ratio of (i) Consolidated Operating Cash Flow of such Person and its Restricted Subsidiaries for the four Quarters for which financial information in respect thereof is available immediately prior to the Transaction Date to
(ii) the aggregate Fixed Charges of such Person and its Restricted Subsidiaries for such four Quarters, such Fixed Charges and Preferred Stock Dividends to be calculated on the basis of the amount of the Indebtedness, Capitalized Lease Obligations and Preferred Stock of such Person and its Restricted Subsidiaries outstanding on the Transaction Date and assuming the continuation of market interest rate levels prevailing on the Transaction Date in any calculation of interest rates in respect of floating interest rate obligations; provided, however, that if such Person or any Restricted Subsidiary of such Person shall have acquired, sold or otherwise disposed of any Material Asset or engaged in an Equity Offering during the four full Quarters for which financial information in respect thereof is available immediately prior to the Transaction Date or during the period from the end of such fourth full Quarter to and including the Transaction Date, the calculation required in clause (i) above will be made giving effect to such acquisition, sale or disposition or the other investment of the Net Available Proceeds of such Equity Offering on a pro forma basis as if such acquisition, sale, disposition or investment had occurred at the beginning of such four full Quarter period without giving effect to clause (iii) of the definition of "Consolidated Net Operating Income" (that is, including in such calculation the Net Income for the relevant prior period of any Person acquired in a pooling of interests transaction, notwithstanding the provisions of said clause (iii)); provided, further, that Fixed Charges of such Person during the applicable period shall not include the amount of consolidated interest expense which is directly attributable to Indebtedness to the extent such Indebtedness is reduced by the proceeds of the incurrence of such Indebtedness which gave rise to the need to calculate the Consolidated Operating Cash Flow Ratio. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an Officer's Certificate, to (i) reflect operating expense reductions reasonably expected to result from the acquisition by the Company of such Material Asset or (ii) eliminate the effect of any extraordinary accounting event with respect to any acquired Person on Consolidated Net Operating Income.

  "Credit Agreement" means that certain Credit Agreement, dated as of September 25, 1997, by and among the Company and the financial institutions party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith), and in each case as amended, modified, extended, renewed, refunded, replaced or refinanced from time to time.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

  "Disqualified Capital Stock" means any Capital Stock of the Company that, either by its terms or by the terms of any security into which it is convertible or exchangeable, is, or upon the happening of any event or passage of time would be, required to be redeemed or purchased (other than pursuant to an offer to repurchase such Capital Stock following a change of control, which offer may not be completed until 45 days after completion of the Offer described under "--Change of Control"), including at the option of the holder, in whole or in part, or has, or upon the happening of an event or passage of time would have, a redemption, sinking fund or similar payment due, on or prior to August 15, 2008.

  "Equity Offering" means any public or private sale of Capital Stock (including options, warrants or rights with respect thereto) of the Company or of Clark USA.

  "Excluded Contribution" means the net cash proceeds received by the Company after the Issue Date from (a) contributions to its common equity capital and
(b) the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock of the Company (other than Disqualified Stock), in each case, designated as Excluded Contributions pursuant to an Officers' Certificate.

  "Existing Indebtedness" means any Indebtedness of the Company and its Subsidiaries incurred on or outstanding as of the Issue Date and in any event Indebtedness evidenced by the Credit Agreement, the 1997 Term Loan Agreement, the 9 1/2% Notes, the 8 3/8% Notes and the 8 7/8% Senior Subordinated Notes whether or not outstanding on the Issue Date.

  "Fixed Charges" of any Person means, for any period, the sum of (i) consolidated Interest Expense of such Person and its Restricted Subsidiaries, plus (ii) all but the principal component of rentals in respect of consolidated Capitalized Lease Obligations of such Person and its Restricted Subsidiaries paid, accrued or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period, and determined in accordance with GAAP, plus (iii) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person. For purposes of this definition, (a) interest on Indebtedness which accrues on a fluctuating basis for periods succeeding the date of determination shall be deemed to accrue at a rate equal to the average daily rate of interest in effect during such immediately preceding Quarter and (b) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by the chief financial officer, treasurer or controller of such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board).

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entities as have been approved by a significant segment of the accounting profession, which were in effect on November 21, 1997.

  "Guaranty" means a guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Gulf Payments" means all payments (other than the initial purchase price of $26.9 million under the Gulf Oil Purchase Contract) to Gulf Resources Corporation, a Panamanian corporation, and/or any of its Affiliates, in each case, pursuant to the Gulf Merger Agreement, the Gulf Oil Purchase Contract, the Gulf Stockholders' Agreement and the Gulf Pledge Agreement, as each is in effect on the date hereof.

  "Indebtedness" with respect to any Person, means any indebtedness, including, in the case of the Company, the indebtedness evidenced by the Notes, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Leases) (except any such balance that constitutes a trade payable in the ordinary course of business that is not overdue by more than 90 days from the invoice date or is being contested in good faith), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, and shall also include, to the extent not otherwise included, the Guaranty of Indebtedness of other Persons not included in the financial statements of the Company, the maximum fixed redemption or repurchase price of Disqualified Capital Stock (or if not redeemable or subject to repurchase, the issue price) and the maximum fixed redemption or repurchase price (or if not redeemable or subject to repurchase, the issue price) of Preferred Stock issued by any Restricted Subsidiary of the Company to any Person other than to the Company or a Restricted Subsidiary.

  "Interest Expense" of any Person means, for any period, the aggregate amount of interest expense in respect of Indebtedness (excluding (a) the Chevron Payment, (b) the AOC Payment, (c) the Gulf Payments and (d) the amortization of debt issuance expense relating to the Notes, the 8 3/8% Notes, the 8 7/8% Senior Subordinated Notes, and the Indebtedness under the Amended and Restated Term Loan Agreement, but including without limitation or duplication (i) amortization of debt issuance expense with respect to other Indebtedness, (ii) amortization of original issue discount on any Indebtedness, and (iii) the interest portion of any deferred payment obligation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financings and the net cost associated with Interest Swap Obligations) paid, accrued or scheduled to be paid or accrued by such Person during such period, determined in accordance with GAAP.

  "Interest Swap Obligations" means, when used with reference to any Person, the obligations of such person under (i) interest rate swap agreements, interest rate exchange agreements, interest rate cap agreements, and interest rate collar agreements, (ii) currency swap agreements and currency exchange agreements, and (iii) other similar agreements or arrangements, which are, in each such case, designed solely to protect such Person against fluctuations in interest rates or currency exchange rates.

  "Investment" means, when used with reference to any Person, any direct or indirect advances, loans or other extensions of credit or capital contributions by such Person to (by means of transfers of property to others or payments for property or services for the account or use of others, or otherwise), or purchases or acquisitions by such Person of Capital Stock, bonds, notes, debentures or other securities issued by, any other Person or any Guaranty or assumption of any liability (contingent or otherwise) by such Person of any Indebtedness or Obligations of any other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

  "Investment Grade Rating" means (i) a Moody's Rating of Baa3 or higher and an S&P Rating of at least BB+ or (ii) a Moody's Rating of Ba1 or higher and an S&P Rating of at least BBB- or, in each case, if Moody's or S&P shall change their rating system, equivalent ratings.

  "Investment Grade Rating Event" means the first day on which the Notes are assigned an Investment Grade Rating.

  "Issue Date" means August 10, 1998.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind (except for taxes not yet owing) in respect of such asset, whether or not filed, retention agreement, any lease in the nature thereof, any option or other agreement to sell and, with respect to which, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Material Asset" means, with respect to the Company or any Restricted Subsidiary, any asset, related group of assets, business or division of the Company or any Restricted Subsidiary (including any capital stock of any Restricted Subsidiary) which (i) for the most recent fiscal year of the Company, accounted or would have accounted for more than 3% of the consolidated revenues of the Company or (ii) as at the end of such fiscal year, represented or would have represented more than 3% of the consolidated assets of the Company or had a fair market value in excess of $10 million, all as shown (x) with respect to any sale or disposition, on the consolidated financial statements of the Company for such fiscal year or such shorter period as such assets, business or division were owned by the Company or any Restricted Subsidiary and (y) with respect to any acquisition, on consolidated pro forma financial statements of the Company for the four full Quarters for which financial information in respect thereof is available immediately prior to such acquisition, giving effect thereto on a pro forma basis as if such acquisition had occurred at the beginning of such four full Quarters.

  "Maturity" means, with respect to the Notes, the date on which the principal of such Notes becomes due and payable as provided in the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Available Proceeds" means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) net of (i) all legal and accounting expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such issuance and
(ii) all payments made by such Person or its Subsidiaries on any Indebtedness which must, in order to obtain a necessary consent to such issuance or by applicable law, be repaid out of the proceeds from such issuance.

  "Net Income" of any Person for any period means the net income (loss) from continuing operations of such Person for such period, determined in accordance with GAAP.

  "Non-Recourse Debt" means Indebtedness as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender.

  "Obligations" means any principal (and premium, if any), interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Indebtedness" means Indebtedness incurred by the Company or its Restricted Subsidiaries (i) to renew, extend, refinance or refund Indebtedness that is permitted to be incurred pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the covenant described under "--Limitation on Indebtedness" and clauses (ii) through (iv) and (xi) below; provided, however, that such Indebtedness does not exceed the principal amount of the Indebtedness so renewed, extended, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company or such Restricted Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or such Restricted Subsidiary incurred in connection with such refinancing; and provided, however, that Indebtedness the proceeds of which are used to refinance or refund such Indebtedness shall only be permitted if (A) in the case of any refinancing or refunding of Indebtedness that is pari passu with the Notes the refinancing or refunding Indebtedness is made pari passu with the New Notes or subordinated to the New Notes, (B) in the case of any refinancing or refunding of Indebtedness that is subordinated to the New Notes the refinancing or refunding Indebtedness is made subordinated to the New Notes at least to the same extent as such Indebtedness being refinanced or refunded was subordinated to the New Notes and (C) in the case of the refinancing or refunding of Indebtedness that is subordinated to the New Notes, the refinancing or refunding Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, (x) does not provide for payments of principal of such Indebtedness at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company or such Restricted Subsidiary (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder), in each case prior to the final stated maturity of the Indebtedness being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company or such Restricted Subsidiary) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to an offer to purchase made by the Company or such Restricted Subsidiary), which is conditioned upon the change of control of the Company or such Restricted Subsidiary; (ii) arising from time to time under the Credit Agreement in an aggregate principal amount which, together with any obligations under clause
(xi) below, do not exceed the greater of (a) $700.0 million at any one time outstanding less the aggregate amount of all proceeds of all Asset Dispositions that have been applied since the Issue Date to permanently reduce the outstanding amount of such Indebtedness and (b) the amount of the Borrowing Base as of such date (calculated on a pro forma basis after giving effect to such borrowing and the application of the proceeds therefrom); (iii) outstanding or incurred on the Issue Date; (iv) evidenced by trade letters of credit incurred in the ordinary course of business not to exceed $20 million in the aggregate at any time; (v) between or among the Company and/or its Restricted Subsidiaries other than Restricted Subsidiaries owned in any part by the Principal Shareholders; (vi) which is Subordinated Indebtedness; (vii) arising out of Sale and Leaseback Transactions or Capitalized Lease Obligations relating to computers and other office equipment and elements, catalysts or other chemicals used in connection with the refining of petroleum or petroleum by-products; (viii) the proceeds of which are used to make the Chevron Payment, the AOC Payment and the Gulf Payments; (ix) arising out of Interest Swap Obligations; (x) in connection with capital projects qualifying under Section 142(a) (or any successor provision) of the Internal Revenue Code of 1986, as amended, in an amount not to exceed $75.0 million in the aggregate at any time; (xi) obligations of the Company or any Restricted Subsidiary in connection with any Qualified Securitization Transaction in an amount which, together with any amount under clause (ii) above, does not exceed the greater of (a) $700.0 million at any one time outstanding less the aggregate amount of all proceeds of all Asset Dispositions that have been applied since the Issue Date to permanently reduce the outstanding amount of such Indebtedness and (b) the amount of the Borrowing Base as of such date (calculated on a pro forma basis after giving effect to such borrowing and the application of the proceeds therefrom); (xii) any guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness is permitted to be incurred under the covenant "Limitation on Indebtedness;"
(xiii) Indebtedness or preferred stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the applicable Indenture; provided that such Indebtedness or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger either (A) the Company would be permitted to incur at least $1.00 of additional Indebtedness under the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of "--Limitation on Indebtedness" or (B) the Company's Consolidated Operating Cash Flow Ratio is equal to or greater than such ratio immediately prior to such acquisition or merger; (xiv) in an amount not greater than twice the aggregate amount of cash contributions made to the capital of the Company;
(xv) in exchange for, or the proceeds of which are used to refund or refinance the 10 7/8% Notes; provided, however, that after giving effect to such exchange, refunding or refinancing, the Consolidating Operating Cash Flow Ratio exceeds 1.75-to-1.0 and such Indebtedness shall be subordinated to the New Notes to at least the same extent as the 8 7/8% Senior Subordinated Notes are subordinated to the New Notes; and (xvi) in addition to Indebtedness permitted by clauses (i) through (xv) above, Indebtedness not to exceed on a consolidated basis for the Company and its Restricted Subsidiaries at any time $75.0 million.

  "Permitted Liens" means (i) Liens in favor of the Company; (ii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iii) Liens on property existing at the time of acquisition thereof by the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (iv) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (v) Liens existing on the Issue Date; (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;
(vii) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's, and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor; (viii) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Company or impair the use of such property in the operation of the Company's business; (ix) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (x) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or the construction costs of property or assets constructed in the ordinary course of business on or after the Issue Date, provided that (a) such property or assets are used in the Principal Business of the Company, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the lesser of the cost or fair market value of the assets or property (or portions thereof) so acquired or constructed, (c) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such assets or property within 180 days of the purchase or construction thereof and (d) any Indebtedness secured by such Lien shall have been permitted to be incurred under the covenant entitled "Limitation on Indebtedness"; (xi) Liens incurred in the ordinary course of business of the Company with respect to obligations that do not exceed 5% of Consolidated Net Tangible Assets at any one time outstanding; (xii) Liens incurred in connection with Interest Swap Obligations; (xiii) Liens on any Securitization Program Assets in connection with any Qualified Securitization Transaction; and (xiv) Liens to secure obligations owing from time to time under the Credit Agreement and Guaranties thereof.

  "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

  "Port Arthur Refinery" means the refinery in Port Arthur, Texas and certain other assets acquired from Chevron U.S.A., Inc.

  "Principal Business" means, with respect to the Company and its Restricted Subsidiaries, (i) the business of the acquisition, processing, marketing, refining, storage and/or transportation of hydrocarbons and/or royalty or other interests in crude oil or associated products related thereto, (ii) the acquisition, operation, improvement, leasing and other use of convenience stores, retail service stations, truck stops and other public accommodations in connection therewith, (iii) any business currently engaged in by the Company or its Restricted Subsidiaries on the Issue Date, and (iv) any activity or business that is a reasonable extension, development or expansion of, or reasonably related to, any of the foregoing.

  "Principal Property" means (i) any refinery and related pipelines, terminalling and processing equipment or (ii) any other real property or marketing assets or related group of such assets of the Company having a fair market value in excess of $20.0 million.

  "Principal Shareholders" means (i) Blackstone, (ii) Occidental Petroleum Corporation and (iii) Affiliates of the Persons described in the foregoing clauses (i) and (ii), other than the Company and its Subsidiaries.

  "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any Subsidiary pursuant to which the Company or any Subsidiary may sell, convey, grant a security interest in or otherwise transfer to a Securitization Special Purpose Entity, and such Securitization Special Purpose Entity may sell, convey, grant a security interest in, or otherwise transfer to any other Person, any Securitization Program Assets (whether now existing or arising in the future).

  "Quarter" means a fiscal quarterly period of the Company.

  "Rating Agencies" means (i) S&P and Moody's or (ii) if S&P or Moody's or both of them are not making ratings of the New Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's or both, as the case may be.

  "Rating Category" means (i) with respect to S&P, any of the following categories (any of which may include a "+" or "-"); AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories (any of which may include a "1," "2" or "3"); Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories), and (iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

  "Rating Decline" means that at any time within 90 days (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible down grade by any Rating Agency) after the date of public notice of a Change of Control, or of the intention of the Company or of any Person to effect a Change of Control, the rating of the Notes is decreased by both Rating Agencies by one or more categories and the ratings on the Notes following such downgrade is below Investment Grade.

  "Receivables" means all rights of the Company or any Subsidiary of the Company to payments (whether constituting accounts, chattel paper, instruments, general intangibles or otherwise, and including the right to payment of any interest or finance charges), which rights are identified in the accounting records of the Company or such Subsidiary as accounts receivable.

  "Redemption Date," when used with respect to any New Note to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.


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

  "Redemption Price," when used with respect to any New Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

  "Restricted Debt Prepayment" means any purchase, redemption, defeasance (including, but not limited to, in-substance or legal defeasance) or other acquisition or retirement for value (collectively a "prepayment") (other than in connection with a concurrent issuance of pari passu or Subordinated Indebtedness) directly or indirectly, by the Company or a Restricted Subsidiary, prior to the scheduled maturity on or prior to any scheduled repayment of principal (and premium, if any) or sinking fund payment, in respect of Indebtedness of the Company (other than the New Notes) which is subordinate in right of payment to the New Notes.

  "Restricted Investment" means any direct or indirect Investment by the Company or any Restricted Subsidiary of the Company in (i) any Affiliate of the Company which is not a Restricted Subsidiary of the Company and (ii) any Unrestricted Subsidiary of the Company, other than direct or indirect investments in (a) Polymer Asphalt L.L.C., a Missouri limited liability company, (b) Bagel Street Holdings, Inc., and (c) any pipeline company in which the Company or any of its Restricted Subsidiaries now owns or hereafter acquires any interest; provided that the aggregate amount of Investments made by the Company or any of its Restricted Subsidiaries pursuant to clauses (a),
(b) and (c) above shall not exceed $25.0 million in the aggregate at any one time outstanding provided, that no Investment in a Securitization Special Purpose Entity in connection with a Qualified Securitization Transaction shall be a Restricted Investment.

  "Restricted Payment" means (i) any Stock Payment, (ii) any Restricted Investment or (iii) any Restricted Debt Prepayment. Notwithstanding the foregoing, Restricted Payments shall not include (a) payments by the Company to any Restricted Subsidiary of the Company, (b) payments by any Restricted Subsidiary of the Company to the Company or any other Restricted Subsidiary of the Company, (c) the Chevron Payment, (d) the AOC Payment, and (e) the Gulf Payments.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not (i) an Unrestricted Subsidiary or (ii) a direct or indirect Subsidiary of an Unrestricted Subsidiary.

  "S&P" means Standard & Poor's Rating Services and its successors.

  "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 365 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Securitization Program Assets" means (a) all Receivables and inventory which are described as being transferred by the Company or any Subsidiary of the Company pursuant to documents relating to any Qualified Securitization Transaction, (b) all Securitization Related Assets, and (c) all collections (including recoveries) and other proceeds of the assets described in the foregoing clauses.

  "Securitization Related Assets" means (i) any rights arising under the documentation governing or relating to Receivables (including rights in respect of Liens securing such Receivables and other credit support in respect of such Receivables) or to inventory, (ii) any proceeds of such Receivables or inventory and any lockboxes or accounts in which such proceeds are deposited,
(iii) spread accounts and other similar accounts (and any amounts on deposit therein) established in connection

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

with a Qualified Securitization Transaction, (iv) any warranty, indemnity, dilution and other intercompany claim arising out of the documents relating to such Qualified Securitization Transaction, and (v) other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable or inventory.

  "Securitization Special Purpose Entity" means a Person (including, without limitation, a Subsidiary of the Company) created in connection with the transactions contemplated by a Qualified Securitization Transaction, which Person engages in no activities other than those incidental to such Qualified Securitization Transaction.

  "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

  "Stated Maturity" means August 15, 2008.

  "Stock Payment" means, with respect to the Company, any dividend, either in cash or in property (except dividends payable in Capital Stock of the Company which is not convertible into Indebtedness), on, or the making by the Company of any other distribution in respect of, its Capital Stock, now or hereafter outstanding, or the redemption, repurchase, retirement, defeasance or any acquisition for value by the Company, directly or indirectly, of its Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of its Capital Stock, now or hereafter outstanding (other than in exchange for the Company's Capital Stock (other than Disqualified Capital Stock) or options, warrants or other rights to purchase the Company's Capital Stock (other than Disqualified Capital Stock)).

  "Stock Purchase and Redemption Agreement" means that certain Stock Purchase and Redemption Agreement dated as of December 30, 1992, by and among AOC Limited Partnership, P. Anthony Novelly, Samuel R. Goldstein, G&N Investments, Inc., The Horsham Corporation, the Company and Clark USA.

  "Subordinated Indebtedness" means, with respect to the New Notes, any Indebtedness of the Company which is subordinated in right of payment to the New Notes and with respect to which no payments of principal (by way of sinking fund, mandatory redemption, maturity or otherwise) including, without limitation, at the option of the holder thereof (other than pursuant to an offer to repurchase such Subordinated Indebtedness following a change of control, which offer may not be completed until 45 days after completion of the Offer described under "--Change of Control") are required to be made by the Company at any time prior to the Stated Maturity of the New Notes.

  "Subsidiary" of any Person means (i) a corporation more than 50% of the total voting power of all classes of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

  "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

  "Transaction Date" means the date on which the Indebtedness giving rise to the need to calculate the Consolidated Operating Cash Flow Ratio was incurred or the date on which, pursuant to the terms of this Indenture, the transaction giving rise to the need to calculate the Consolidated Operating Cash Flow Ratio occurred.

  "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the Issue Date; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

  "Unrestricted Subsidiary" means any Subsidiary that is designated by the board of directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; and (b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Capital Stock (including options, warrants or other rights to acquire Capital Stock) or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results. The board of directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under "--Certain Covenants--Limitation on Indebtedness," and (ii) no Default or Event of Default would be in existence following such designation.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

  "Wholly Owned U.S. Restricted Subsidiary" of any Person means a Wholly Owned Restricted Subsidiary of such Person which is organized under the laws of any state in the United States or of the District of Columbia.

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

                         BOOK ENTRY; DELIVERY AND FORM

GENERAL

  The New Notes are being offered to existing Holders of the Old Notes. The New Notes will be issued only in fully registered form, without interest coupons. The New Notes will not be issued in bearer form.

  The New Notes will initially be represented by a single permanent global certificate (collectively the "Global Notes"). The Global Notes will be deposited with the Trustee, as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

  Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  In addition, transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time. Beneficial interests in the Global Notes may not be exchanged for New Notes in certified form except in the limited circumstances described below. See "--Exchange of Interests in Global Notes for Certificated Notes."

EXCHANGE OF INTERESTS IN GLOBAL NOTES FOR CERTIFICATED NOTES

  As long as DTC, or its nominee, is the registered holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the New Notes represented by such Global Notes for all purposes under the Indenture and the New Notes. Unless DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes, or ceases to be a "Clearing Agency" registered under the Exchange Act, or announces an intention permanently to cease doing business or does in fact do so, or an Event of Default has occurred and is continuing with respect to a Global Note, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive a physical delivery of New Notes in definitive form and will not be considered the owners or holders of the Global Notes (or any New Notes represented thereby) under the Indenture or the New Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the applicable Indenture referred to herein). In the event that owners of beneficial interests in a Global Note become entitled to receive New Notes in certificated form, such New Notes will be issued only as New Notes in certificated form in denominations of $1,000 and integral multiples thereof.

DEPOSITORY PROCEDURES WITH RESPECT TO GLOBAL NOTES

  The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

  Upon the issuance of the Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC ("Participants") or persons who hold interests through Participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interest of persons other than Participants).

  AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF THE GLOBAL NOTES, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NEW NOTES REPRESENTED BY SUCH GLOBAL NOTES FOR ALL PURPOSES UNDER THE INDENTURES AND THE NEW NOTES. Unless DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes, or ceases to be a "Clearing Agency" registered under the Exchange Act, or announces an intention permanently to cease business or does in fact do so, or an Event of Default has occurred and is continuing with respect to the Global Notes, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such applicable New Notes in definitive form and will not be considered the owners or holders of such Global Notes (or any applicable New Notes presented thereby) under the applicable Indenture or series of New Notes. In addition, no beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein). In the event that owners of beneficial interests in a Global Note become entitled to receive such applicable New Notes in definitive form, such New Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

  Payments of the principal of, premium, if any, and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  All payments with respect to the New Notes will be made by the Company in immediately available funds. Subject to the following considerations, beneficial interests in the Global Notes will trade in DTC's Settlement System unit maturity, and secondary market trading activity in such interests will therefore settle in immediately available funds. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any New Notes held by it or its nominee, will immediately credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note representing such New Notes as shown on the records of DTC or its nominee. The Company also expects the payments by Participants to owners of beneficial interest in such Global Notes held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants.

  Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for legended New Notes in certificated form, and to distribute such New Notes to its Participants.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its

Participants, thereby eliminating the need for physical transfer and delivery of certificates. Direct Participants of the Depository ("Direct Participants") include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the DTC and its Participants are on file with the Commission.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among Participants of DTC it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustees nor any of their respective agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

     CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

  The exchange of Old Notes for New Notes in the Exchange Offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of a New Note, the holding period of the New Note will include the holding period the Old Note and the basis of the New Note will be the same as the basis of the Old Note immediately before the exchange.

  IN ANY EVENT, PERSONS CONSIDERING THE EXCHANGE OF OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

                         CERTAIN UNITED STATES FEDERAL
             INCOME TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS

  The following summary describes the material United States federal income tax consequences of the ownership of Notes as of the date hereof by a Non-U.S. Holder (as defined below). Except where noted, this discussion assumes that the Notes are held as capital assets (generally, property held for investment). As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code").

  The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

  Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

    (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note owned by a Non-U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership,
  (iii) the beneficial owner is not a bank whose receipt of interest on a
  Note is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder;

    (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a Note; and

    (c) a Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

  To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a United States Holder. Currently, these requirements will be met if
(1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States Holder (which certification may be made on an Internal Revenue Service ("IRS") Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1999 with respect to an offshore account or through certain foreign intermediaries.

  If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from (or a reduction in) withholding under the benefit of an applicable tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-U.S. Holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations. Moreover, under the Final Regulations, the benefit of an applicable tax treaty may, in certain circumstances, and subject to significant limitations under the Code, be claimed by the foreign partners of a foreign partnership that holds the Notes. Foreign partners are urged to consult their own tax advisors to determine whether they are eligible to claim such benefits.

  If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a Note will be included in such foreign corporation's earnings and profits.

  Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or
(ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met. A Non-U.S. Holder that is a foreign corporation may also be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) on any gain or income realized upon the sale, exchange, retirement or other disposition of a Note that is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder.

  Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  In general, no information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in (a)(iv) above has been received (and the payor does not have actual knowledge that the beneficial owner is a United States Holder).

  In addition, backup withholding and information reporting may apply to the proceeds of the sale of a Note within the United States or conducted through certain U.S. related financial intermediaries unless the statement described in (a)(iv) above has been received (and the payor does not have actual knowledge that the beneficial owner is a United States Holder) or the holder otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                    DESCRIPTION OF CERTAIN DEBT INSTRUMENTS

  Set forth below is a summary of certain debt instruments to which the Company is a party. The summary does not purport to be complete, and where reference is made to particular provisions of a debt instrument, such provisions, including the definition of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. Copies of such agreements are available from the Company.

 CREDIT AGREEMENT

  The Company's Credit Agreement provides for revolving loan borrowings and letter of credit issuances of up to the lesser of $700.0 million or the amount of a borrowing base, calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and certain eligible hydrocarbon inventories, provided that revolving loans are limited to the principal amount of $150.0 million. The proceeds of revolving loans may be used for working capital and other general corporate purposes.

  Borrowings under the Credit Agreement are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil and refined product inventories of the Company located at its refineries and terminals and in transit via pipelines and trademarks.

  Outstanding principal balances under the Credit Agreement bear interest at annual floating rates equal to the LIBOR Rate plus marginal rates between 0.625% and 2.250% or the agent bank's prime rate plus marginal rates between 0% and 1.250%. The marginal rates are subject to adjustment under the Credit Agreement, based upon changes in the Company's ratio of cash, cash equivalents and eligible investments to the face amount of outstanding letters of credit and the Company's ratio of indebtedness to twelve-month-trailing EBITDA. The Credit Agreement terminates, and all amounts outstanding thereunder are due and payable, on December 31, 1999. The Credit Agreement contains representations and warranties, funding and yield protection provisions, borrowing conditions precedent, financial and other covenants and restrictions, events of default and other provisions customary for bank credit agreements of this type.

  Covenants and provisions contained in the Credit Agreement restrict (with certain exceptions), among other things, the Company's and its subsidiaries' ability: (i) to create or incur liens, (ii) to engage in certain asset sales,
(iii) to engage in mergers, consolidations, and sales of substantially all assets, (iv) to make loans and investments, (v) to incur additional indebtedness, (vi) to engage in certain transactions with affiliates, (vii) to use loan proceeds to acquire or carry margin stock, or to acquire securities in violation of certain sections of the Exchange Act, (viii) to create or become or remain liable with respect to certain contingent liabilities, (ix) to enter into certain joint ventures, (x) to enter into certain lease obligations, (xi) to make certain dividend and other restricted payments,
(xii) to change the nature of its principal business, (xiii) to make any significant change in its accounting practices, (xiv) to incur certain liabilities or engage in certain prohibited transactions under ERISA, (xv) to maintain deposit accounts not under the control of the banks, or to take certain other action with respect to its bank accounts, (xvi) to engage in speculative trading, and (xvii) to amend, modify or terminate certain material agreements. The Company is also required to comply with certain financial covenants. The current financial covenants are: (i) maintenance of working capital (as defined) of at least $150.0 million at all times; (ii) maintenance of a tangible net worth (as defined) of at least $280.0 million (subject to adjustment); and (iii) maintenance of minimum levels of balance sheet cash (as defined) of $50 million at all times. The covenants also provide for a cumulative cash flow test, as defined in the Credit Agreement, that, from March 31, 1997, shall not be less than or equal to zero. The Credit Agreement also limits the amount of future additional indebtedness that may be incurred by the Company, subject to certain exceptions, including a general exception for up to $75 million of indebtedness.

  Events of default under the Credit Agreement include, among other things:
(i) any failure of the Company to pay principal thereunder when due, or to pay interest or any other amount due within three days after the date due; (ii) material inaccuracy of any representation or warranty given by the Company therein; (iii) breach by the Company of certain covenants contained therein;
(iv) the continuance of a default by the Company in the performance of or the compliance with other covenants and agreements for 20 days after the occurrence thereof; (v) breach of or default under any indebtedness in excess of $5.0 million and continuance beyond any applicable grace period; (vi) certain acts of bankruptcy or insolvency; (vii) the occurrence of certain events under ERISA; (viii) certain judgments, writs or warrants of attachment of similar process remaining undischarged, unvacated, unbonded, or unstayed for a period of 10 days; (ix) the occurrence of a change of control; (x) the loss of material licenses of permits; (xi) the failure of the liens of the banks to be first priority perfected liens, subject to certain permitted liens; or (xii) Clark USA incurs any indebtedness in the aggregate in excess of $25.0 million (subject to certain exceptions).

 AMENDED AND RESTATED TERM LOAN AGREEMENT

  On November 21, 1997, the Company entered into a Loan Agreement with certain lenders and Goldman Sachs Credit Partners L.P., as Agent, pursuant to which the Company borrowed $125.0 million (the "1997 Term Loan"). The proceeds of the 1997 Term Loan were used, together with the other net proceeds from the November Offering, to redeem the Company's outstanding 10 1/2% Notes. The remaining net proceeds were used to replenish the Company's cash reserves. Concurrently with the Debt Offering, the Company amended and restated the 1997 Term Loan, pursuant to which the Company borrowed an additional $115.0 million (the "Amended and Restated Term Loan Agreement"). The proceeds from the new $115 million term loan were used, together with the proceeds from the Debt Offering and available cash, to pay the purchase price for the Lima Refinery and certain related inventory acquired from BP and to pay certain fees and expenses.

  Borrowings under the Amended and Restated Term Loan Agreement are senior unsecured obligations of the Company. One quarter of the borrowings under the 1997 Term Loan will mature on November 15, 2003, and the remaining three quarters plus all other amounts outstanding thereunder mature on November 15, 2004. The full amount of borrowings under the 1998 Term Loan are expected to become due in 2004. Under the Amended and Restated Term Loan Agreement, the Company is able to prepay the borrowings in whole or in part in an amount equal to 102.50% of the aggregate principal amount so prepaid prior to November 15, 1998, 101.25% of the aggregate principal amount so prepaid after November 15, 1998, and prior to November 15, 1999, and 100% of the aggregate principal amount so prepaid after November 15, 1999 plus, in each case, accrued interest thereon through but excluding the date of such prepayment.

  In the event that there shall occur a Change of Control resulting in a Rating Decline, the Company shall make an offer to prepay the outstanding balance under the Term Loan Agreements in an amount equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of prepayment.

  Outstanding principal balances under the Amended and Restated Term Loan Agreement bear interest at the LIBOR Rate (as defined in the Amended and Restated Term Loan Agreement) plus a margin of 275 basis points.

  The Amended and Restated Term Loan Agreement contains customary representations and warranties. Covenants and events of default under the Amended and Restated Term Loan Agreement are substantially similar to those of the 8 5/8% Notes.

  Lenders under the Amended and Restated Term Loan Agreement have customary voting, participation, indemnification and assignment rights.

 9 1/2% NOTES

  The 9 1/2% Notes are governed by an Indenture dated as of September 15, 1992, between the Company and the Bank of New York, as successor trustee to NationsBank of Virginia, N.A., (the "9 1/2% Note Indenture").

  Interest on the 9 1/2% Notes is payable in cash semi-annually on March 15 and September 15 of each year. The 9 1/2% Notes are not convertible or exchangeable into any other security.

  A sinking fund payment with respect to the 9 1/2% Notes, in the amount of $87.5 million, is required to be made prior to September 15, 2003.

  The 9 1/2% Notes are senior obligations of the Company, ranking pari passu in right of payment with all other senior debt of the Company.

  The 9 1/2% Notes are redeemable at the option of the Company at any time on or after September 15, 1997, in whole or in part from time to time, at 104.750% of principal amount thereof, plus accrued interest, reducing to 102.375% of principal amount thereof, plus accrued interest on September 15, 1998, and to 100% of the principal amount thereof, plus accrued interest, on or after September 15, 1999.

  The Company is required to offer to purchase all outstanding 9 1/2% Notes at 101% of their principal amount, plus accrued interest, in the event of a Change of Control (as defined in the 9 1/2% Note Indenture, which definition is substantially similar to that contained in the Indentures, except that the Change of Control need not be accompanied by a rating decline).

  The Company is required to make an offer to purchase up to 10% of the principal amount of the 9 1/2% Notes originally issued at 100% of their principal amount, plus accrued interest, if the Company's Consolidated Adjusted Net Worth (as defined) as of the end of any two consecutive fiscal quarters is less than $100 million.

  The Company is required to make an offer to purchase outstanding 9 1/2% Notes at the applicable redemption price if the Company or a subsidiary makes an Asset Disposition (as defined in the 9 1/2% Note Indenture) and the sale proceeds are not reinvested. The offer to purchase is limited to the net proceeds from such Asset Disposition.

  The 9 1/2% Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to pay cash dividends on or repurchase capital stock, enter into agreements restricting the ability of a subsidiary to pay money or transfer assets to the Company, enter into certain transactions with their affiliates, engage in speculative trading, incur additional indebtedness, create liens, engage in sale and leaseback transactions, dispose of certain assets and engage in mergers and consolidations.

  Events of Default under the 9 1/2% Note Indenture include: (i) failure to pay any interest on any 9 1/2% Notes when due, continued for 30 days; (ii) failure to pay principal of or premium, if any, on the 9 1/2% Notes when due at maturity (upon acceleration, redemption or otherwise); (iii) failure to comply with the covenant regarding mergers and consolidations; (iv) failure to perform any other covenant or agreement of the Company in the 9 1/2% Note Indenture, continued for 30 days after written notice as provided in the 9 1/2% Note Indenture; (v) failure to pay at final maturity in excess of $5.0 million principal amount of any indebtedness of the Company or any subsidiary of the Company, or acceleration of any indebtedness of the Company or any subsidiary of the Company in an aggregate principal amount in excess of $5.0 million; (vi) the entry of a final judgment or judgments against the Company or any subsidiary in an amount in excess of $5.0 million, that are not paid, discharged or stayed within 60 days; and (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary.

 8 3/8% NOTES

  The 8 3/8% Notes are governed by an Indenture, dated as of November 21, 1997, between the Company and Bankers Trust Company, as trustee (the "8 3/8%
Note Indenture").

  Interest on the 8 3/8% Notes is payable in cash semi-annually on May 15 and November 15 of each year. The 8 3/8% Notes are not convertible or exchangeable into any other security.

  The 8 3/8% Notes are senior obligations of the Company, ranking pari passu in right of payment with all other senior debt of the Company.

  The 8 3/8% Notes are redeemable at the option of the Company at any time on or after November 15, 2002, in whole or in part from time to time, at 104.187% of principal amount thereof, plus accrued interest, reducing to 102.094% of principal amount thereof, plus accrued interest on November 15, 2003, and to 100% of the principal amount thereof, plus accrued interest, on or after November 15, 2004. In addition, up to 35% in aggregate principal amount of the 8 3/8% Notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more Equity Offerings at any time prior to November 15, 2001, at a redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest, if any, at the redemption date.

  The Company is required to offer to purchase all outstanding 8 3/8% Notes at 101% of their principal amount, plus accrued interest, in the event of a Change of Control (as defined in the 8 3/8% Note Indenture, which definition is substantially similar to that contained in the Indentures).

  The Company is required to make an offer to purchase outstanding 8 3/8% Notes at the applicable redemption price if the Company or a subsidiary makes an Asset Disposition (as defined in the 8 3/8% Note Indenture) and the sale proceeds are not reinvested or used to refinance other indebtedness. The offer to purchase is limited to the net proceeds from such Asset Disposition.

  The 8 3/8% Note Indenture contains certain covenants that, among other things, limit the ability of the Company to incur or guarantee additional indebtedness, pay dividends on and redeem capital stock, sell assets and capital stock, enter into transactions with affiliates, create liens, engage in mergers and consolidations or transfer substantially all of its assets to another person. After the occurrence of an Investment Grade Rating Event (as defined in the 8 3/8% Note Indenture), certain of the covenants described in the preceding sentence will cease to exist or will be modified. The 8 3/8%
Note Indenture at such time will contain covenants that, among other things, limit the Company's ability to create liens with respect to certain assets, enter into sale-leaseback transactions and engage in mergers and consolidations.

  Events of Default under the 8 3/8% Note Indenture include: (i) failure to pay any interest on any 8 3/8% Notes when due, continued for 30 days; (ii) failure to pay principal of or premium, if any, on the 8 3/8% Notes when due at maturity (upon acceleration, redemption or otherwise); (iii) failure to comply with the covenant regarding mergers and consolidations; (iv) failure to perform any other covenant or agreement of the Company in the 8 3/8% Note Indenture, continued for 30 days after written notice as provided in the 8 3/8% Note Indenture; (v) failure to pay at final maturity in excess of $25.0 million principal amount of any indebtedness of the Company or any subsidiary of the Company, or acceleration of any indebtedness of the Company or any subsidiary of the Company in an aggregate principal amount in excess of $25.0 million; (vi) the entry of a final judgment or judgments against the Company or any subsidiary in an amount in excess of $50.0 million, that are not paid, discharged or stayed within 60 days; and (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary.

 8 7/8% SENIOR SUBORDINATED NOTES

  The 8 7/8% Senior Subordinated Notes are governed by an Indenture, dated as of November 21, 1997, between the Company and Marine Midland Bank, as trustee (the "8 7/8% Note Indenture").

  Interest on the 8 7/8% Senior Subordinated Notes is payable in cash semi-annually on May 15 and November 15 of each year. The 8 7/8% Senior Subordinated Notes are not convertible or exchangeable into any other security.

  The 8 7/8% Senior Subordinated Notes are senior subordinated obligations of the Company, subordinated in right of payment to all senior debt of the Company.

  The 8 7/8% Senior Subordinated Notes are redeemable at the option of the Company at any time on or after November 15, 1992, in whole or in part from time to time, at 104.437% of principal amount thereof, plus accrued interest, reducing to 102.958% of principal amount thereof, plus accrued interest on November 15, 2003, reducing to 101.479% of principal amount thereof, plus accrued interest on November 15, 2004 and to 100% of the principal amount thereof, plus accrued interest, on or after November 15, 2005.

  The 8 7/8% Senior Subordinated Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after November 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, up to 35% in aggregate principal amount of 8 7/8% Senior Subordinated Notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more Equity Offerings at any time prior to November 15, 2001 at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

  The Company is required to offer to purchase all outstanding 8 7/8% Senior Subordinated Notes at 101% of their principal amount, plus accrued interest, in the event of a Change of Control (as defined in the 8 7/8% Note Indenture, which definition is substantially similar to that contained in the Indentures).

  The Company is required to make an offer to purchase outstanding 8 7/8% Notes at the applicable redemption price if the Company or a subsidiary makes an Asset Disposition (as defined in the 8 7/8% Note Indenture) and the sale proceeds are not reinvested or used to refinance other indebtedness. The offer to purchase is limited to the net proceeds from such Asset Disposition.

  The 8 7/8% Note Indenture contains certain covenants that, among other things, limit the ability of the Company to incur or guarantee additional indebtedness, pay dividends on and redeem capital stock, sell assets and capital stock, enter into transactions with affiliates, create liens, engage in mergers and consolidations or transfer substantially all of its assets to another person. After the occurrence of an Investment Grade Rating Event (as defined in the 8 7/8% Note Indenture), certain of the covenants described in the preceding sentence will cease to exist or will be modified. The 8 7/8%
Note Indenture at such time will contain covenants that, among other things, limit the Company's ability to create liens with respect to certain assets, enter into sale-leaseback transactions and engage in mergers and consolidations.

  Events of Default under the 8 7/8% Note Indenture include: (i) failure to pay any interest on any 8 7/8% Senior Subordinated Notes when due, continued for 30 days; (ii) failure to pay principal of or premium, if any, on the 8 7/8% Senior Subordinated Notes when due at maturity (upon acceleration, redemption or otherwise); (iii) failure to comply with the covenant regarding mergers and consolidations; (iv) failure to perform any other covenant or agreement of the Company in the 8 7/8% Note Indenture, continued for 30 days after written notice as provided in the 8 7/8% Note Indenture; (v) failure to pay at final maturity in excess of $25 million principal amount of any indebtedness of the Company or any subsidiary of the Company, or acceleration of any indebtedness of the Company or any subsidiary of the Company in an aggregate principal amount in excess of $25 million; (vi) the entry of a final judgment or judgments against the Company or any subsidiary in an amount in excess of $50 million, that are not paid, discharged or stayed within 60 days; and (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities and not acquired directly from the Company. The Company has agreed that for a period of up to 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of up to 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay the expenses incident to the Exchange Offer and will indemnify the Holders of the Old Notes against certain liabilities, including liabilities under the Securities Act, in connection with the Exchange Offer.

                                 LEGAL MATTERS

  The validity of and other matters related to the New Notes will be passed upon for the Company by Simpson Thacher & Bartlett.

                                    EXPERTS

  The financial statements as of and for the year ended December 31, 1997 included in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included elsewhere herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  With respect to the unaudited interim financial information for the six month period ended June 30, 1998 which is included in this Prospectus, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included elsewhere herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

  The consolidated balance sheet as of December 31, 1996, and the consolidated statements of earnings, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP (on July 1, 1998, Coopers & Lybrand L.L.P. merged with Price Waterhouse LLP to form PricewaterhouseCoopers LLP), independent accountants, given on the authority of that firm as experts in accounting and auditing.

  Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Company's or Turner, Mason's estimates regarding the Lima Acquisition contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the aforementioned estimates.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Clark Refining & Marketing, Inc. and Subsidiary:
  Annual Financial Statements
    Report of Independent Accountants.....................................  F-2
    Consolidated Balance Sheets as of December 31, 1996 and 1997..........  F-4
    Consolidated Statements of Earnings for the years ended December 31,
     1995, 1996 and 1997..................................................  F-5
    Consolidated Statements of Cash Flows for the years ended December 31,
     1995, 1996 and 1997..................................................  F-6
    Consolidated Statement of Stockholder's Equity for the years ended
     December 31, 1995, 1996 and 1997.....................................  F-7
    Notes to Consolidated Financial Statements............................  F-8
  Interim Financial Statements
    Report of Independent Accountants..................................... F-20
    Consolidated Balance Sheet as of June 30, 1998........................ F-21
    Consolidated Statements of Earnings for the six months ended June 30,
     1997 and 1998........................................................ F-22
    Consolidated Statements of Cash Flows for the six months ended June
     30, 1997 and 1998.................................................... F-23
    Notes to Consolidated Financial Statements............................ F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Clark Refining & Marketing, Inc.

  We have audited the accompanying consolidated balance sheet of Clark Refining & Marketing, Inc. and Subsidiary (the "Company") as of December 31, 1997 and the related consolidated statement of earnings, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such 1997 consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, and the results of their operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
February 6, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Clark Refining & Marketing, Inc:

  We have audited the accompanying consolidated balance sheet of Clark Refining & Marketing, Inc. and Subsidiary (a Delaware corporation), as of December 31, 1996 and the consolidated statements of earnings, stockholder's equity and cash flows for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clark Refining & Marketing, Inc. and Subsidiary as of December 31, 1996 and the consolidated results of their operations and their cash flows for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                          PricewaterhouseCoopers LLP

St. Louis, Missouri
February 4, 1997

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                    (DOLLARS IN MILLIONS EXCEPT SHARE DATA)

                                            REFERENCE DECEMBER 31, DECEMBER 31,
                                              NOTE        1996         1997
                                            --------- ------------ ------------
                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................       2     $  319.4     $  229.7
  Short-term investments...................    2, 3         14.9         14.9
  Accounts receivable......................       2        170.6         92.9
  Receivable from affiliates...............                  1.1          2.2
  Inventories..............................    2, 4        277.1        261.4
  Prepaid expenses and other...............                 15.4         18.2
                                                        --------     --------
    Total current assets...................                798.5        619.3
PROPERTY, PLANT AND EQUIPMENT..............    2, 5        555.7        575.6
OTHER ASSETS...............................    2, 6         39.1         66.0
                                                        --------     --------
                                                        $1,393.3     $1,260.9
                                                        ========     ========
   LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable.........................       7     $  294.3     $  219.0
  Payable to affiliates....................                  8.8         14.8
  Accrued expenses and other...............    8, 9         49.4         69.7
  Accrued taxes other than income..........                 46.5         52.1
                                                        --------     --------
    Total current liabilities..............                399.0        355.6
LONG-TERM DEBT.............................    8, 9        417.6        587.4
DEFERRED INCOME TAXES......................   2, 12          0.8          --
OTHER LONG-TERM LIABILITIES................      11         41.8         57.0
CONTINGENCIES..............................      16          --           --
STOCKHOLDER'S EQUITY:
  Common stock ($.01 par value per share;
   1,000 shares authorized and 100 shares
   issued and outstanding).................                  --           --
  Paid-in capital..........................      10        464.2        249.2
  Retained earnings........................    3, 7         69.9         11.7
                                                        --------     --------
    Total stockholder's equity.............                534.1        260.9
                                                        --------     --------
                                                        $1,393.3     $1,260.9
                                                        ========     ========

        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                             (DOLLARS IN MILLIONS)

                                            FOR THE YEAR ENDED DECEMBER 31,
                                  REFERENCE ----------------------------------
                                    NOTE       1995        1996        1997
                                  --------- ----------  ----------  ----------
NET SALES AND OPERATING
 REVENUES........................           $  4,486.1  $  5,072.7  $  4,335.7
EXPENSES:
  Cost of sales..................             (4,018.3)   (4,560.0)   (3,705.7)
  Operating expenses.............               (373.5)     (418.9)     (432.3)
  General and administrative
   expenses......................                (52.1)      (59.1)      (65.5)
  Depreciation...................       2        (31.5)      (37.3)      (40.7)
  Amortization...................    2, 6        (12.0)      (11.1)      (20.5)
  Inventory write-down to
   market........................       4          --          --        (19.2)
  Recapitalization, asset write-
   offs and other charges........      14          --          --        (49.0)
                                            ----------  ----------  ----------
                                              (4,487.4)   (5,086.4)   (4,332.9)
                                            ----------  ----------  ----------
OPERATING INCOME (LOSS)..........                 (1.3)      (13.7)        2.8
  Interest expense and finance
   income, net...................       8        (39.9)      (38.7)      (39.8)
                                            ----------  ----------  ----------
LOSS BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEM..............                (41.2)      (52.4)      (37.0)
  Income tax (provision)
   benefit.......................   2, 12         15.7        13.9       (10.5)
                                            ----------  ----------  ----------
LOSS BEFORE EXTRAORDINARY ITEM...                (25.5)      (38.5)      (47.5)
  Extinguishment of debt.........       8          --          --        (10.7)
                                            ----------  ----------  ----------
NET LOSS.........................           $    (25.5) $    (38.5) $    (58.2)
                                            ==========  ==========  ==========



        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

                                              FOR THE YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1995       1996        1997
                                              ----------  ---------- ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss.................................... $    (25.5) $   (38.5) $    (58.2)
 Extraordinary item..........................        --         --         10.7
 Adjustments:
  Depreciation...............................       31.4       37.3        40.7
  Amortization...............................       17.4       17.8        27.5
  Share of earnings of affiliates, net of
   dividends.................................       (1.4)      (0.1)       (1.3)
  Deferred income taxes......................      (15.7)     (22.1)       (0.8)
  Inventory write-down to market.............        --         --         19.2
  Recapitalization, asset write-offs and
   other charges.............................        --         --         31.5
  Other......................................        1.4        1.0         3.3
 Cash provided by (reinvested in) working
  capital--Accounts receivable, prepaid
  expenses and other.........................     (111.0)      12.8        81.3
  Inventories................................     (139.0)      13.3        (3.1)
  Accounts payable, accrued expenses, taxes
   other than income and other...............      156.8       (4.6)      (55.9)
                                              ----------  ---------  ----------
   Net cash provided by (used in) operating
    activities...............................      (85.6)      16.9        94.9
                                              ----------  ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of short-term investments.........      (41.5)       --         (3.0)
 Sales of short-term investments.............       25.9       31.1         --
 Maturities of short-term investments........        --         --          3.0
 Expenditures for property, plant and
  equipment..................................      (42.1)     (45.0)      (81.7)
 Expenditures for turnaround.................       (6.5)     (13.9)      (47.4)
 Refinery acquisition expenditures...........      (71.8)       --          --
 Proceeds from disposals of property, plant
  and equipment..............................        1.9        4.4         5.5
 Advance crude oil purchase receivable.......        --       235.4         --
                                              ----------  ---------  ----------
   Net cash provided by (used in) investing
    activities...............................     (134.1)     212.0      (123.6)
                                              ----------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Long-term debt payments.....................       (1.6)      (2.8)     (234.2)
 Proceeds from issuance of long-term debt....        --         --        398.0
 Proceeds from capital lease transactions....       24.3        --          --
 Capital contribution received (returned)....      165.6       33.6      (215.0)
 Deferred financing costs....................      (13.6)      (0.8)       (9.8)
                                              ----------  ---------  ----------
   Net cash provided by (used in) financing
    activities...............................      174.7       30.0       (61.0)
                                              ----------  ---------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.................................      (45.0)     258.9       (89.7)
CASH AND CASH EQUIVALENTS, beginning of
 period......................................      105.5       60.5       319.4
                                              ----------  ---------  ----------
CASH AND CASH EQUIVALENTS, end of period..... $     60.5  $   319.4  $    229.7
                                              ==========  =========  ==========

        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN MILLIONS)

                                              COMMON PAID-IN  RETAINED
                                              STOCK  CAPITAL  EARNINGS  TOTAL
                                              ------ -------  -------- -------
Balance--January 1, 1995..................... $ --   $  30.0   $132.9  $ 162.9
  Change in unrealized short-term investment
   gains and losses, net of taxes ...........   --       --       1.1      1.1
  Capital contributions......................   --     165.6      --     165.6
  Net loss...................................   --       --     (25.5)   (25.5)
                                              -----  -------   ------  -------
Balance--December 31, 1995...................   --     195.6    108.5    304.1
  Change in unrealized short-term investment
   gains and losses, net of taxes............   --       --      (0.1)    (0.1)
  Capital contribution.......................   --     268.6      --     268.6
  Net loss...................................   --       --     (38.5)   (38.5)
                                              -----  -------   ------  -------
Balance--December 31, 1996...................   --     464.2     69.9    534.1
  Capital contribution returned..............   --    (215.0)     --    (215.0)
  Net loss...................................   --       --     (58.2)   (58.2)
                                              -----  -------   ------  -------
Balance--December 31, 1997................... $ --   $ 249.2   $ 11.7  $ 260.9
                                              =====  =======   ======  =======



        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

              (TABULAR DOLLAR AMOUNTS IN MILLIONS OF US DOLLARS)

1. GENERAL

  Clark Refining & Marketing, Inc., a Delaware corporation ("Clark" or "the Company"), is wholly owned by Clark USA, Inc., a Delaware corporation ("Clark USA"). Clark's principal operations include crude oil refining, wholesale and retail marketing of refined petroleum products and retail marketing of convenience store items in the Central United States.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  The Company's earnings and cash flow from operations are primarily dependent upon processing crude oil and selling quantities of refined petroleum products at margins sufficient to cover operating expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company's control can cause prices to vary, in a wide range, over a short period of time. This potential margin volatility can have a material effect on financial position, current period earnings and cash flow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 CASH AND CASH EQUIVALENTS; SHORT-TERM INVESTMENTS

  Clark considers all highly liquid investments, such as time deposits, money market instruments, commercial paper and United States and foreign government securities, purchased with an original maturity of three months or less, to be cash equivalents. Short-term investments consist of similar investments, as well as United States government security funds, maturing more than three months from date of purchase and are carried at fair value (see Note 3 "Short-term Investments"). Clark invests only in AA rated or better fixed income marketable securities or the short-term rated equivalent.

  The Company classifies checks issued which have not yet cleared the bank account as accounts payable. Such balances included in "Accounts payable" were $17.1 million and $12.9 million as of December 31, 1997 and 1996, respectively.

 CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the credit quality of the Company's customer base and industry collateralization practices. As of December 31, 1997, the Company had $20.6 million (1996--$36.4 million) due from Chevron USA Products Co. ("Chevron"). Sales to Chevron in 1997 totaled $455.7 million (1996--$455.8 million; 1995--$448.8 million).

 INVENTORIES

  Inventories are stated at the lower of cost, predominantly using the last-in, first-out "LIFO" method, or market on an aggregate basis. During the year ended December 31, 1997, total petroleum inventory quantities were reduced, resulting in a LIFO liquidation, the effect of which increased pretax earnings by $0.3 million (1996--$2.4 million). There was no such effect in the year ended December 31, 1995.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  To limit risk related to price fluctuations, Clark employs risk strategies using crude oil and refined products futures and options contracts to manage potentially volatile market movements on aggregate physical and contracted inventory positions. As of December 31, 1997, Clark's open contracts represented 2.3 million barrels of crude oil and refined products, and had terms extending into July 1998. As of December 31, 1996, Clark's open contracts represented 0.7 million barrels of crude oil and refined products, and had terms extending into February 1997.

  The Company considers all futures and options contracts to be part of its risk management strategy. Unrealized gains and losses on open contracts are recognized as a product cost component unless the contract can be identified as a price risk hedge of specific inventory positions or open commitments, in which case the unrealized gain or loss is deferred and recognized as an adjustment to the carrying amount of petroleum inventories or accounts payable if related to open commitments. Deferred gains and losses on these contracts are recognized as an adjustment to product cost when such inventories are sold or consumed. As of December 31, 1997, the Company had net unrealized losses on open futures and options contracts of $1.9 million (1996--net unrealized gains of $1.2 million) all of which have been recognized in operations.

 PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment additions are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets or group of assets. The cost of buildings and marketing facilities on leased land and leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings.

  Expenditures for maintenance and repairs are expensed. Major replacements and additions are capitalized. Gains and losses on assets depreciated on an individual basis are included in current income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost less salvage is charged against accumulated depreciation.

 ENVIRONMENTAL COSTS

  Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Costs which improve a property as compared with the condition of the property when originally constructed or acquired and costs which prevent future environmental contamination are capitalized. Costs which return a property to its condition at the time of acquisition or original construction are expensed.

 DEFERRED TURNAROUND AND FINANCING COSTS

  A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units and generally occurs approximately every two to three years. Turnaround costs, which are included in "Other assets", are amortized over the period to the next scheduled turnaround, beginning the month following completion.

  Financing costs related to obtaining or refinancing of debt are deferred and amortized over the expected life of the debt.

 INCOME TAXES

  Clark files a consolidated U.S. federal income tax return with Clark USA but computes its provision on a separate company basis. Deferred taxes are classified as current, included in prepaid or accrued

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY expenses, or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. The Company records a valuation allowance when necessary to reduce the net deferred tax asset to an amount expected to be realized.

 EMPLOYEE BENEFIT PLANS

  The Clark Refining & Marketing, Inc. Retirement Savings Plan and separate Trust (the "Plan"), a defined contribution plan, covers substantially all employees of Clark. Under terms of the Plan, Clark matches the amount of employee contributions, subject to specified limits. Contributions to the Plan during 1997 were $6.5 million (1996--$6.4 million; 1995--$5.5 million).

  Clark provides certain benefits for most retirees once they have reached a specified age and specified years of service. These benefits include health insurance in excess of social security and an employee paid deductible amount, and life insurance equal to the employee's annual salary.

3. SHORT-TERM INVESTMENTS

  The Company's short-term investments are all considered Available-for-Sale and are carried at fair value with the resulting unrealized gain or loss (net of applicable taxes) shown as a component of retained earnings.

  Short-term investments consisted of the following:

                                       1996                             1997
                         -------------------------------- --------------------------------
                         AMORTIZED UNREALIZED  AGGREGATE  AMORTIZED UNREALIZED  AGGREGATE
MAJOR SECURITY TYPE        COST    GAIN/(LOSS) FAIR VALUE   COST    GAIN/(LOSS) FAIR VALUE
-------------------      --------- ----------- ---------- --------- ----------- ----------
U.S. Debt Securities....   $15.0      $(0.1)     $14.9      $14.9      $ --       $14.9

  The net unrealized position as of December 31, 1997 included no gains or losses (1996--gains of $0.0 million and losses of $0.1 million).

  The contractual maturities of the short-term investments as of December 31, 1997 were:

                                                            AMORTIZED AGGREGATE
                                                              COST    FAIR VALUE
                                                            --------- ----------
   Due in one year or less.................................   $ 4.9     $ 4.9
   Due after one year through five years...................    10.0      10.0
                                                              -----     -----
                                                              $14.9     $14.9
                                                              =====     =====

  Although some of the contractual maturities of these short-term investments are over one year, management's intent is to use the funds for current operations and not hold the investments to maturity.

  For the year ended December 31, 1997, there were no proceeds from sales of short-term investments. For the same period in 1996 and 1995, the proceeds from the sale of short-term investments were $31.1 million and $25.9 million, respectively, with no realized gains or losses in either period. Realized gains and losses are presented in "Interest and finance costs, net" and are computed using the specific identification method.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  The change in the net unrealized holding gains or losses on Available-for-Sale securities for the year ended December 31, 1997, was a gain of $0.1 million. For the same period in 1996, there was a net unrealized holding loss of $0.1 million.

  Cash and cash equivalents include $20.8 million of debt securities whose cost approximated market value as of December 31, 1997 (1996--$20.0 million) and for which there were no realized gains or losses recorded in the period.

4. INVENTORIES

  The carrying value of inventories consisted of the following:

                                                                   1996   1997
                                                                  ------ ------
   Crude oil..................................................... $105.8 $ 80.2
   Refined products and blendstocks..............................  136.8  143.4
   Convenience products..........................................   17.6   22.4
   Warehouse stock and other.....................................   16.9   15.4
                                                                  ------ ------
                                                                  $277.1 $261.4
                                                                  ====== ======

  As of December 31, 1997, crude oil and refined product inventories' LIFO cost exceeded market value by $19.2 million, resulting in a valuation write-down. As of December 31, 1996, the market value of crude oil and refined product inventories was approximately $81.7 million above the carrying value.

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                                1996     1997
                                                               -------  -------
   Land....................................................... $  19.7  $  26.7
   Refineries.................................................   434.6    443.7
   Retail stores..............................................   210.0    244.0
   Product terminals and pipelines............................    62.5     65.3
   Other......................................................    12.1     10.0
                                                               -------  -------
                                                                 738.9    789.7
   Accumulated depreciation and amortization..................  (183.2)  (214.1)
                                                               -------  -------
                                                               $ 555.7  $ 575.6
                                                               =======  =======

  As of December 31, 1997 property, plant and equipment included $48.7 million (1996--$43.8 million) of construction in progress. Capital lease assets at cost of $24.6 million (1996--$25.3 million) were included in property, plant and equipment as of December 31, 1997.

6. OTHER ASSETS

  Other assets consisted of the following:

                                                                    1996  1997
                                                                    ----- -----
   Deferred financing costs........................................ $14.4 $13.4
   Deferred turnaround costs.......................................  17.0  43.9
   Investment in non-consolidated affiliates.......................   6.4   7.7
   Other...........................................................   1.3   1.0
                                                                    ----- -----
                                                                    $39.1 $66.0
                                                                    ===== =====

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  Amortization of deferred financing costs for the year ended December 31, 1997, was $7.0 million (1996--$6.5 million; 1995--$5.2 million). Amortization of turnaround costs for the year ended December 31, 1997 was $20.5 million (1996--$11.1 million; 1995--$12.0 million).

7. WORKING CAPITAL FACILITY

  On September 25, 1997, the Company entered into a $400 million revolving credit facility. The credit facility, which expires on December 31, 1999, provides for borrowings and letter of credit issuances of up to the lesser of $400 million or the amount available under a defined borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories ($486.0 million as of December 31, 1997). Direct borrowings under the credit facility are limited to $50 million. The Company uses the facility primarily for the issuance of letters of credit to secure purchases of crude oil. The Company is required to comply with certain financial covenants including maintaining defined levels of working capital, cash, cash equivalents and qualifying investments, tangible net worth, and cumulative cash flow, as defined. As of December 31, 1997, $272.1 million of the line of credit was utilized for letters of credit, of which $121.0 million supported commitments for future deliveries of petroleum products. As of December 31, 1996, under the previous facility, $298.5 million of the line of credit was utilized for letters of credit, of which $78.4 supported commitments for future deliveries of petroleum products. There were no direct cash borrowings under any revolving credit facility as of December 31, 1997 and 1996.

8. LONG-TERM DEBT

                                                                   1996   1997
                                                                  ------ ------
   8 3/8% Senior Notes due November 15, 2007 ("8 3/8% Senior
    Notes")...................................................... $  --  $ 99.3
   8 7/8% Senior Subordinated Notes due November 15, 2007 ("8
    7/8% Senior Subordinated Notes").............................    --   173.8
   Floating Rate Term Loan due November 15, 2003 and 2004
    ("Floating Rate Loan").......................................    --   125.0
   10 1/2% Senior Notes due December 1, 2001 ("10 1/2% Senior
    Notes")......................................................  225.0    --
   9 1/2% Senior Notes due September 15, 2004 ("9 1/2% Senior
    Notes")......................................................  175.0  175.0
   Obligations under capital leases and other notes..............   20.6   17.6
                                                                  ------ ------
                                                                   420.6  590.7
     Less current portion........................................    3.0    3.3
                                                                  ------ ------
                                                                  $417.6 $587.4
                                                                  ====== ======

  The estimated fair value of long-term debt as of December 31, 1997 was $602.8 million (1996--$431.8 million), determined using quoted market prices for these issues. The obligations under capital leases have a market value which approximates cost.

  The 9 1/2% Senior Notes and 10 1/2% Senior Notes were issued by Clark in September 1992 and December 1991, respectively, and are unsecured. The 9 1/2% Senior Notes are redeemable at the Company's option at a redemption price beginning September 1997 at 104.75% and decreasing to 100% of principal two years later. The 10 1/2% Senior Notes were redeemed in December 1997 at 102.625% with a portion of the proceeds from the new offerings described below and available cash.

  The 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes were issued by Clark in November 1997 at a discount of 0.734% and 0.719%, respectively. These notes are unsecured, with the 8 7/8% Senior Subordinated Notes subordinated in right of payment to all unsubordinated indebtedness of the

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

Company. The 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes are redeemable at the option of the Company beginning November 2002, at a redemption price of 104.187% and 104.437% of principal, respectively, which decreases to 100% of principal amount in 2004 and 2005, respectively. Up to 35% in aggregate principal amount of the notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more equity offerings at any time prior to November 15, 2001, at a redemption price equal to 108.875% of principal.

  Clark also borrowed $125.0 million under a floating rate term loan agreement expiring in 2004. Of the principal outstanding, 25% must be repaid in 2003. The Floating Rate Loan is a senior unsecured obligation of Clark and bears interest at the London Interbank Offer Rate (LIBOR) plus a margin of 275 basis points, 8.625% for the current quarter. The loan may be repaid in whole or in part at any time at the redemption price of 102.5% of principal in the first year, 101.25% of principal in the second year and at 100% of principal thereafter.

  The Clark note indentures contain certain restrictive covenants including limitations on the payment of dividends, limitations on the payment of amounts to related parties, limitations on the incurrence of debt, redemption provisions related to change of control and incurrence of liens, maintenance of a minimum net worth.

  During 1995, Clark entered into two sale/leaseback lease transactions for a total of $24.3 million. Each capital lease has a term of five years. One lease has a fixed rate of 8.36% and the other lease rate floats at a spread of 2.25% over LIBOR.

  The scheduled maturities of long-term debt during the next five years are (in millions): 1998--$3.3 (included in "Accrued expenses and other"); 1999-- $3.3; 2000--$10.8; 2001--$0.0; 2002--$0.0; 2003 and thereafter--$575.1.

 EXTINGUISHMENT OF DEBT

  In 1997, the Company redeemed the 10 1/2% Senior Notes. As a result, the Company recorded an extraordinary item of $10.7 million for the redemption premium ($5.9 million), the write-off of deferred financing costs ($3.7 million), and other related costs ($1.1 million).

 INTEREST AND FINANCE COSTS

  Interest and finance costs, net, included in the statements of earnings, consisted of the following:

                                                           1995   1996    1997
                                                           -----  -----  ------
   Interest expense....................................... $42.2  $42.9  $ 44.7
   Finance costs..........................................   5.2    6.5    11.0
   Interest and finance income............................  (6.1)  (9.7)  (14.5)
                                                           -----  -----  ------
                                                            41.3   39.7    41.2
   Capitalized interest...................................  (1.4)  (1.0)   (1.4)
                                                           -----  -----  ------
   Interest and finance costs, net........................ $39.9  $38.7  $ 39.8
                                                           =====  =====  ======

  Cash paid for interest expense in 1997 was $44.8 million (1996--$42.9 million; 1995--$42.2 million). Accrued interest payable as of December 31, 1997 of $8.7 million (December 31, 1996--$6.8 million) is included in "Accrued expenses and other."

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

9. LEASE COMMITMENTS

  Clark leases premises and equipment under lease arrangements, many of which are non-cancelable. Clark leases store property and equipment with lease terms extending to 2017, some of which have escalation clauses based on a set amount or increases in the Consumer Price Index. Clark also has operating lease agreements for certain equipment at the refineries, retail stores, and the general office. These lease terms range from 1 to 8 years with the option to purchase some of the equipment at the end of the lease term at fair market value. The leases generally provide that Clark pay taxes, insurance, and maintenance expenses related to the leased assets. As of December 31, 1997, net future minimum lease payments under capital leases and non-cancelable operating leases were as follows (in millions): 1998--$17.3; 1999--$17.2; 2000--$22.9; 2001--$9.6; 2002--$8.4; and $106.2 in the aggregate thereafter.
Rental expense during 1997 was $16.9 million (1996--$16.5 million; 1995--$9.1 million).

10. RELATED PARTY TRANSACTIONS

  Transactions of significance with related parties not disclosed elsewhere in the footnotes are detailed below:

 CLARK USA, INC.

  During 1997, the Company returned $215.0 million of capital to Clark USA for its repurchase of the Zero Coupon Notes.

  Clark USA contributed $268.6 million of capital to its subsidiary, Clark, during 1996. Clark USA contributed $33.6 million from the proceeds of debt issued in the Occidental/Gulf transactions in January of 1996. In addition, $235.0 million was contributed to Clark from the contribution and subsequent sale of the Occidental advance crude oil purchase receivable and the associated hedge contracts in October of 1996. During 1995, Clark USA contributed $165.6 million to Clark. Upon the issuance of stock in the first quarter of 1995, Clark USA contributed $150.0 million for the purchase of the Port Arthur refinery and also contributed $9.2 million for operating purposes. In addition, from the proceeds of debt issued in the Occidental/Gulf transactions, Clark USA contributed $6.4 million in December of 1995 to Clark.

 MANAGEMENT SERVICES AND TRADE CREDIT GUARANTEES

  TrizecHahn Corporation ("TrizecHahn") and Clark had agreements to provide certain management services to each other from time to time. Clark established trade credit with various suppliers of its petroleum requirements, occasionally requiring the guarantee of TrizecHahn. Fees related to trade credit guarantees totaled $0.2 million and $0.2 million in 1995 and 1996, respectively. The last trade credit guarantee was terminated in August, 1996.

  On November 3, 1997, Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") acquired a controlling interest in Clark USA (the "Blackstone Transaction"). In connection with the Blackstone Transaction, affiliates of Blackstone received fees of $7.0 million, and the Company reimbursed Blackstone for $1.7 million of out-of-pocket expenses related to the Blackstone Transaction, and the issuance of the 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes and entering into the Floating Rate Loan (the "Offering"). In addition, the Company is negotiating a monitoring agreement with an affiliate of Blackstone under which Blackstone would receive a monitoring fee equal to $2.0 million per annum As of December 31, 1997, the Company had a payable to Blackstone of $2.0 million for annual monitoring fees. Affiliates of Blackstone may in the

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY future receive customary fees for advisory services rendered to the Company. Such fees will be negotiated from time to time with the independent members of the Company's board of directors on an arm's-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

 FINANCE COST REIMBURSEMENT

  As of December 31, 1997, Clark is due $1.3 million from TrizecHahn for reimbursable costs associated with the transactions for equity recapitalization (see Note 13 "Equity Recapitalization and Change in Control").

11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The following table sets forth the unfunded status for the post retirement health and life insurance plans:

                                                                   1996   1997
                                                                   -----  -----
   Accumulated postretirement benefit obligation:
     Retirees..................................................... $11.9  $10.7
     Fully eligible plan participants.............................   0.9    1.2
     Other plan participants......................................  16.7   15.3
                                                                   -----  -----
       Total......................................................  29.5   27.2
   Unrecognized net (gain)/loss...................................  (0.2)   3.7
   Unrecognized prior service cost................................   0.6    0.6
                                                                   -----  -----
   Accrued postretirement benefit liability....................... $29.9  $31.5
                                                                   =====  =====

  The components of net periodic postretirement benefit costs are as follows:

                                                                 1995 1996 1997
                                                                 ---- ---- ----
     Service Costs.............................................. $1.0 $1.1 $1.1
     Interest Costs.............................................  2.2  2.1  1.7
                                                                 ---- ---- ----
     Net periodic postretirement benefit cost................... $3.2 $3.2 $2.8
                                                                 ==== ==== ====

  A discount rate of 7.50% (1996--7.50%) was assumed as well as a 4.00% (1996--4.25%) rate of increase in the compensation level. For measuring the expected postretirement benefit obligation, the health care cost trend rate ranged from 6.50% to 9.25% in 1997, grading down to an ultimate rate in 2003 of 5.25%. The effect of increasing the average health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation, as of December 31, 1997, by $4.1 million and increase the annual aggregate service and interest costs by $0.5 million.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

12. INCOME TAXES

  Clark provides for deferred taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  The income tax provision (benefit) is summarized as follows:

                                                        1995    1996    1997
                                                       ------  ------  ------
   Earnings (loss) before provision for income taxes
     Continuing operations............................ $(41.2) $(52.4) $(37.0)
     Extraordinary item...............................    --      --    (10.7)
                                                       ------  ------  ------
                                                       $(41.2) $(52.4) $(47.7)
                                                       ======  ======  ======
   Income tax provision (benefit):
     Continuing operations............................ $(15.7) $(13.9) $ 10.5
     Extraordinary item...............................    --      --      --
                                                       ------  ------  ------
                                                       $(15.7) $(13.9) $ 10.5
                                                       ======  ======  ======
   Current provision (benefit)--Federal............... $  --   $  3.3  $  9.6
   --State............................................    --      4.8     1.7
                                                       ------  ------  ------
                                                          --      8.1    11.3
                                                       ------  ------  ------
   Deferred provision (benefit)--Federal..............  (15.7)  (15.2)   (0.9)
   --State............................................    --     (6.8)    0.1
                                                       ------  ------  ------
                                                        (15.7)  (22.0)   (0.8)
                                                       ------  ------  ------
   Income tax provision (benefit)..................... $(15.7) $(13.9) $ 10.5
                                                       ======  ======  ======

  A reconciliation between the income tax provision computed on pretax income at the statutory federal rate and the actual provision for income taxes is as follows:

                                                         1995    1996    1997
                                                        ------  ------  ------
     Federal taxes computed at 35%..................... $(14.4) $(18.3) $(16.7)
     State taxes, net of federal effect................   (1.6)   (1.3)    1.2
     Nontaxable dividend income........................   (2.2)   (2.4)   (1.9)
     Valuation allowance...............................    --      6.1    28.4
     Other items, net..................................    2.5     2.0    (0.5)
                                                        ------  ------  ------
     Income tax provision (benefit).................... $(15.7) $(13.9) $ 10.5
                                                        ======  ======  ======

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  The following represents the approximate tax effect of each significant temporary difference giving rise to deferred tax liabilities and assets as of December 31, 1996 and 1997.

                                                                   1996   1997
                                                                   -----  -----
    Deferred tax liabilities:
       Property, plant and equipment.............................. $85.4  $96.3
       Turnaround costs...........................................   4.9   13.1
       Inventory..................................................  18.0    --
       Other......................................................   0.1    0.8
                                                                   -----  -----
                                                                   108.4  110.2
                                                                   -----  -----
    Deferred tax assets:
       Alternative minimum tax credit.............................  15.4   12.0
       Trademarks.................................................   4.4    4.5
       Environmental and other future costs.......................  19.0   20.3
       Tax loss carryforwards.....................................  69.0   87.4
       Inventory..................................................   --     3.1
       Other......................................................   5.9   17.4
                                                                   -----  -----
                                                                   113.7  144.7
                                                                   -----  -----
     Valuation allowance..........................................  (6.1) (34.5)
                                                                   -----  -----
     Net deferred tax liability................................... $ 0.8  $ --
                                                                   =====  =====

  As of December 31, 1997, Clark has made net cumulative payments of $12.0 million under the Federal alternative minimum tax system which are available to reduce future regular income tax payments. As of December 31, 1997, Clark had a Federal net operating loss carryforward of $216.6 million and Federal business tax credit carryforwards in the amount of $3.3 million. Such operating losses and tax credit carryforwards have carryover periods of 15 years and are available to reduce future tax liabilities through the years ending December 31, 2012 and 2011, respectively.

  The valuation allowance as of December 31, 1997 was $34.5 million (1996-- $6.1 million). In calculating the increase in the valuation allowance, Clark assumed as future taxable income only future reversals of existing taxable temporary differences and available tax planning strategies.

  During 1997, Clark USA made a Federal tax payment of $5.0 million in settlement of an Internal Revenue Service examination for tax years ended December 31, 1993 and December 31, 1994. The Company provides for its portion of such consolidated liability under its tax sharing agreement with Clark USA. Clark made net 1997 cash state tax payments of $2.6 million. (1996--$0.6 million; 1995--$0.7 million).

  Section 382 of the Internal Revenue Code restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 1997 as a result of the purchase of a majority interest in Clark USA by an affiliate of Blackstone (see Note 13 "Equity Recapitalization and Change in Control". However, based upon the existence of future taxable income from reversals of existing taxable temporary differences and available tax planning strategies, management believes such limitation will not restrict Clark's ability to significantly utilize the net operating losses over the 15 year carryforward period.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

13. EQUITY RECAPITALIZATION AND CHANGE IN CONTROL

  The Blackstone Transaction triggered the Change of Control covenant in the Company's 9 1/2% Senior Notes and 10 1/2% Senior Notes. Under such covenants, noteholders would have the right to require the Company to repurchase their notes at 101% of face value. However, all of the 10 1/2% Senior Notes were redeemed in late 1997 in connection with the Offering, and the Company was only required to repurchase $3.3 million of the 9 1/2% Senior Notes during the Change of Control tender period. The Company's credit facility was amended to permit the acquisition by Blackstone of Clark USA's Common Stock.

14. RECAPITALIZATION, ASSET WRITE-OFF'S AND OTHER CHARGES

  In 1997, the Company recorded a charge to operations in the amount of $49.0 million for recapitalization expenses, asset write-offs and other charges incurred in connection with the Company's equity recapitalization and change in control.

  The total charge includes $21.8 million of asset write-offs principally related to an investment in a project initiated to produce low-sulfur diesel fuel at the Hartford refinery (the "DHDS Project"). In 1992, this project was delayed based on internal and third party analysis that indicated an oversupply of low-sulfur diesel fuel capacity in the Company's market. Based on the analysis, the Company projected relatively narrow price differentials between low and high sulfur products. In December 1997, subsequent to the Blackstone Transaction, the Company determined that certain equipment purchased for the DHDS Project would yield a higher value being utilized at the Hartford and Port Arthur refineries, rather than remaining idle until the diesel fuel differentials widened sufficiently to justify completing the DHDS Project. As a result of this decision, the equipment was written down to its fair market value.

  In connection with the Blackstone Transaction, the Company incurred costs of $10.7 million which included transaction, advisory, and monitoring fees. The Company also recorded a charge of $16.5 million, resulting from a change in strategic direction, primarily for certain environmental, legal and other accruals related to existing actions.

15. STOCK OPTION PLANS

  The Company has adopted a compensatory Long-Term Performance Plan (the "Performance Plan"). Under the Performance Plan, designated employees, including executive officers, of the Company and its subsidiaries and other related entities are eligible to receive awards in the form of stock options, stock appreciation rights and stock grants.

  An aggregate of 1,250,000 shares of Clark USA Inc., Common Stock may be awarded under the Performance Plan, either from authorized, unissued shares which have been reserved for such purpose or from shares purchased on the open market, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar change in the outstanding Common Stock of the Company. The options normally extend for 10 years and become exercisable within 3 years of the grant date. Additionally, under this plan the stock options granted may not be sold or otherwise transferred, and are not exercisable until after a public offering of stock is completed by the Company or change of control (as defined in the Plan). The Blackstone Transaction constituted a change in control under the Plan. Stock granted under this plan is priced at the fair market value at the date of grant.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  During 1997 and 1996, no additional shares were granted under this Plan. In 1995, 549,000 shares were granted under this Plan and priced at the fair market value at the date of grant. As of December 31, 1997, 531,500 stock options were outstanding (1996--549,000) at an exercise price of $15 per share.

16. CONTINGENCIES

  Clark USA and the Company are subject to various legal proceedings related to governmental regulations and other actions arising out of the normal course of business, including legal proceedings related to environmental matters. Among those actions and proceedings are the following:

  The Equal Employment Opportunity Commission ("EEOC") alleged that Clark had engaged in age discrimination in violation of the Age Discrimination in Employment Act. The action involves 38 former managers believed to have been affected by an alleged pattern and practice. The relief sought by the EEOC includes reinstatement or reassignment of the individuals allegedly affected, payment of back wages and benefits, an injunction prohibiting employment practices which discriminate on the basis of age, and institution of practices to eradicate the effects of any past discriminatory practices.

  Clark is the subject of a purported class action lawsuit related to an on-site electrical malfunction at Clark's Blue Island Refinery on October 7, 1994, which resulted in the release to the atmosphere of used catalyst containing low levels of heavy metals, including antimony, nickel and vanadium. This release resulted in the temporary evacuation of certain areas near the refinery, including a high school, and approximately fifty people were taken to area hospitals. Clark offered to reimburse the medical expenses incurred by persons receiving treatment. The purported class action lawsuit was filed on behalf of various named individuals and purported plaintiff classes, including residents of Blue Island, Illinois and Eisenhower High School students, alleging claims based on common law nuisance, negligence, willful and wanton negligence and the Illinois Family Expense Act as a result of this incident. Plaintiffs seek to recover damages in an unspecified amount for alleged medical expenses, diminished property values, pain and suffering and other damages. Plaintiffs also seek punitive damages in an unspecified amount.

  While it is not possible at this time to establish the ultimate amount of liability with respect to the Company's contingent liabilities, Clark USA and the Company are of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on their financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Clark Refining & Marketing, Inc.:

  We have reviewed the accompanying consolidated balance sheet of Clark Refining & Marketing, Inc. and Subsidiaries (the "Company") as of June 30, 1998, and the related consolidated statements of earnings and of cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to such consolidated financial statements for them to be in conformity with generally accepted accounting principles.

  We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of the Company as of December 31, 1997, and the related consolidated statements of earnings, stockholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated February 6, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

DELOITTE & TOUCHE LLP

St. Louis, Missouri July 31, 1998
(except for Note 6 as to which the date is August 10, 1998)

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                          REFERENCE  JUNE 30,
                                                            NOTE       1998
                                                          --------- -----------
                                                                    (UNAUDITED)
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................            $  175.4
  Short-term investments.................................                14.9
  Accounts receivable....................................      2         88.5
  Receivable from affiliates.............................                 5.2
  Inventories............................................               267.5
  Prepaid expenses and other.............................                16.1
                                                                     --------
    Total current assets.................................               567.6
PROPERTY, PLANT AND EQUIPMENT............................               574.4
OTHER ASSETS.............................................      3         63.1
                                                                     --------
                                                                     $1,205.1
                                                                     ========
          LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable.......................................            $  213.4
  Payable to affiliates..................................                15.5
  Accrued expenses and other.............................      4         56.9
  Accrued taxes other than income........................                48.0
                                                                     --------
    Total current liabilities............................               333.8
LONG-TERM DEBT...........................................               582.4
OTHER LONG-TERM LIABILITIES..............................                58.1
CONTINGENCIES............................................      8          --
STOCKHOLDER'S EQUITY:
  Common stock ($.01 par value per share; 1,000 shares
   authorized and 100 shares issued and outstanding).....                 --
  Paid-in capital........................................               239.7
  Retained earnings (deficit)............................                (8.9)
                                                                     --------
    Total stockholder's equity...........................               230.8
                                                                     --------
                                                                     $1,205.1
                                                                     ========


        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN MILLIONS)

                                                           FOR THE SIX MONTHS
                                                             ENDED JUNE 30,
                                               REFERENCE -----------------------
                                                 NOTE       1997        1998
                                               --------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
NET SALES AND OPERATING REVENUES..............            $ 2,168.6   $ 1,797.8
EXPENSES:
  Cost of sales...............................             (1,874.7)   (1,483.8)
  Operating expenses..........................               (211.5)     (218.2)
  General and administrative expenses.........                (29.0)      (35.1)
  Depreciation................................                (19.2)      (19.7)
  Amortization................................      3          (8.6)      (11.8)
  Inventory write-down to market..............      2           --        (30.9)
  Equity pipelines............................                  4.1         3.3
                                                          ---------   ---------
                                                           (2,138.9)   (1,796.2)
                                                          ---------   ---------
OPERATING INCOME..............................                 29.7         1.6
  Interest expense and finance income, net....   3, 4         (17.5)      (22.0)
                                                          ---------   ---------
EARNINGS (LOSS) BEFORE INCOME TAXES...........                 12.2       (20.4)
  Income tax provision........................      5          (7.0)       (0.2)
                                                          ---------   ---------
NET EARNINGS (LOSS)...........................            $     5.2   $   (20.6)
                                                          =========   =========


        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN MILLIONS)

                                                          FOR THE SIX MONTHS
                                                            ENDED JUNE 30,
                                                        -----------------------
                                                           1997        1998
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)..................................   $ 5.2       $(20.6)
  Adjustments:
    Depreciation.......................................     19.2        19.7
    Amortization.......................................     12.1        12.9
    Share of earnings of affiliates, net of dividends..     (0.1)        1.5
    Inventory write-down to market.....................      --         30.9
    Other..............................................      0.3         1.0
  Cash reinvested in working capital--
    Accounts receivable, prepaid expenses and other....     50.8         4.1
    Inventories........................................    (12.2)      (36.4)
    Accounts payable, accrued expenses, taxes other
     than income and other.............................    (68.4)      (21.1)
                                                          ------      ------
      Net cash used in operating activities............      6.9        (8.0)
                                                          ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant and equipment.......    (39.9)      (34.5)
  Expenditures for turnaround..........................    (30.0)      (11.1)
  Proceeds from disposals of property, plant and
   equipment...........................................      2.2        13.9
                                                          ------      ------
      Net cash used in investing activities............    (67.7)      (31.7)
                                                          ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt payments..............................     (1.5)       (5.1)
  Capital contribution received (returned).............      --         (9.5)
                                                          ------      ------
      Net cash used in financing activities............     (1.5)      (14.6)
                                                          ------      ------
NET DECREASE IN CASH AND CASH EQUIVALENTS..............    (62.3)      (54.3)
CASH AND CASH EQUIVALENTS, beginning of period.........    319.4       229.7
                                                          ------      ------
CASH AND CASH EQUIVALENTS, end of period...............   $257.1      $175.4
                                                          ======      ======

        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                 JUNE 30, 1998
              (TABULAR DOLLAR AMOUNTS IN MILLIONS OF US DOLLARS)

1. BASIS OF PREPARATION

  The unaudited consolidated balance sheet of Clark Refining & Marketing, Inc. and Subsidiaries (the "Company") as of June 30, 1998, and the related consolidated statements of earnings and cash flows for the six-month periods ended June 30, 1997 and 1998, have been reviewed by independent accountants. Clark Port Arthur Pipeline Company and Clark Investments, Inc. are included in the consolidated results of the Company. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included therein. The results of this interim period are not necessarily indicative of results for the entire year.

  The financial statements have been prepared in accordance with the instructions to Form 10-Q. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997.

  The Company's earnings and cash flow from operations are primarily dependent upon processing crude oil and selling quantities of refined petroleum products at margins sufficient to cover operating expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company's control can cause prices to vary, in a wide range, over a short period of time. This potential margin volatility can have a material effect on financial position, current period earnings and cash flow.

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective January 1, 1998, with no effect on the Company's financial statements for the six-month period ending June 30, 1997 and 1998.

2. INVENTORIES

  The carrying value of inventories consisted of the following:

                                                                        JUNE 30,
                                                                          1998
                                                                        --------
      Crude oil........................................................  $122.9
      Refined and blendstocks..........................................   158.2
      LIFO inventory value excess over market..........................   (50.1)
      Convenience products.............................................    19.9
      Warehouse stock and other........................................    16.6
                                                                         ------
                                                                         $267.5
                                                                         ======

  The write-down of inventory carrying value to market for the six-month period ended June 30, 1998 was $30.9 million (1997--nil), respectively.

3. OTHER ASSETS

  Amortization of deferred financing costs for the six-month period ended June 30, 1998 was $1.0 million (1997--$3.5 million) and was included in "Interest and finance costs, net".

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

  Amortization of refinery maintenance turnaround costs for the six-month period ended June 30, 1998 was $11.8 million (1997--$8.6 million).

4. INTEREST AND FINANCE COSTS, NET

  Interest and finance costs, net, consisted of the following:

                                                           FOR THE SIX MONTHS
                                                             ENDED JUNE 30,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
      Interest expense.................................... $    21.3  $    27.0
      Financing costs.....................................       3.5        0.8
      Interest and finance income.........................      (6.7)      (4.8)
                                                           ---------  ---------
                                                                18.1       23.0
      Capitalized interest................................      (0.6)      (1.0)
                                                           ---------  ---------
        Interest and finance costs, net................... $    17.5  $    22.0
                                                           =========  =========

  Cash paid for interest expense for the six-month period ended June 30, 1998 was $26.7 million (1997--$21.4 million). Accrued interest payable at June 30, 1998 of $8.9 million was included in "Accrued expenses and other".

5. INCOME TAXES

  The Company made net cash tax payments for the six-month period ended June 30, 1998 of $0.9 million (1997--$0.9 million).

6. LIMA REFINERY ACQUISITION

  On August 10, 1998, the Company acquired British Petroleum's ("BP") 170,000 barrel per day refinery and related terminals located in Lima, Ohio (the "Lima Acquisition") for $175 million plus inventory currently estimated at approximately $40 million. The Company funded the Lima Acquisition and related costs with $5 million of cash on hand and the proceeds of a private placement to institutional investors of $110 million 8 5/8% Senior Notes due 2008 and $115 million floating rate term loan due 2004.

  In connection with the financing of the Lima Acquisition, the Company's parent, Clark USA, Inc., received consents from the holders of its 10 7/8% Senior Notes and its 11 1/2% Cumulative Exchangeable Preferred Stock to permit the Company to increase the amount of its authorized working capital and letter of credit facility to the greater of $700 million or the amount available under a defined borrowing base and to allow the incurrence of up to $250 million of additional indebtedness to fund the Lima Acquisition.

  Also in connection with the Lima Acquisition, the Company amended its revolving credit facility, to increase its size to the lesser of $700 million or the amount available under a borrowing base, as defined, representing specified percentages of cash, investments, accounts receivable, inventory and other working capital items.

7. EQUITY PIPELINES

   During July 1998, the Company sold its interests in Westshore Pipeline Company and Wolverine Pipeline Company for net proceeds of approximately $17 million, resulting in an after-tax book gain of

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES approximately $12 million. The Company has signed definitive agreements to sell its interests in Chicap Pipeline Company and Southcap Pipeline Company, subject to regulatory approval, for net proceeds of approximately $57 million which would result in an after-tax book gain of approximately $56 million. Although the Company expects to close the remaining two transactions by September 1998, there can be no assurance that it will be able to do so by such time or at all.

8. CONTINGENCIES

  The Company is subject to various legal proceedings related to governmental regulations and other actions arising out of the normal course of business, including legal proceedings related to environmental matters. While it is not possible at this time to establish the ultimate amount of liability with respect to such contingent liabilities, the Company is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on their financial position, however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

9. ACCOUNTING STANDARDS NOT YET ADOPTED

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes new standards for reporting information about operating segments in annual financial statements and requires selected operating segment information to be reported in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement becomes effective for the Company's financial statements beginning with the year ended December 31, 1998 at which time restatement of prior period segment information presented for comparative purposes is required. Interim period information is not required until the second year of application, at which time comparative information is required.

  In June 1998, the FASB adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company is currently evaluating this new standard, the impact it may have on the Company's accounting and reporting, and planning for when to adopt the standard.

             OPINION AND SUMMARY REPORT OF TURNER, MASON & COMPANY


                                ACQUISITION OF
                              BP'S LIMA REFINERY
                                   BY CLARK



                                                                  John R. Auers
                                                             George B. Grey, IV
                                                               Joseph A. Loftus
                                                              Malcolm M. Turner
June 27, 1998

                            TURNER, MASON & COMPANY
                             Consulting Engineers

                                 June 27, 1998

Clark Refining & Marketing, Inc.

  Turner, Mason & Company (TM&C) is retained by Clark Refining & Marketing, Inc. ("Clark") to review the proposed acquisition of BP's 168,000 barrel per day (B/D) petroleum refinery located at Lima, Ohio by Clark and develop certain opinions related to this transaction. The Lima refinery is a large single-train, high conversion plant utilizing relatively modern process units and ancillary facilities. Noticeable deficiencies include the lack of diesel desulfurization and alkylation process units. Most industry observers were surprised two years ago when BP was unsuccessful in a well publicized effort to sell the Lima refinery to a third party and announced in December 1996 that operations would cease in late 1998. If this were to happen, a strong consensus would conclude that the Lima refinery would probably be the best non-operating refinery in the U.S. Thus, Clark's efforts to reverse BP's plans (which are tied to a decision to implement a major capital improvement program at its Toledo refinery and become a net product purchaser in Ohio) is viewed by TM&C as opportunistic. TM&C estimates the replacement cost of the Lima refinery at about $1.2 billion. The $175 million purchase price for the fixed assets equates to just under 15% of replacement cost, and this level is toward the lower range of recent U.S. refinery transactions.

  The time frame for TM&C work has been exceptionally shortened for this engagement. Both BP and Clark staff personnel have provided extensive historic financial and operating data for our study, and we have relied on this information exclusively without independent verification. TM&C staff did have the opportunity to make a short visit to inspect the Lima refinery, and we are satisfied with the level of our due diligence efforts for the purposes at hand. It should be understood that TM&C opinions regarding the mechanical condition of the refinery and BP's environmental compliance and potential liabilities and costs related thereto are outside the scope of our engagement.

  To construct estimates of Clark's ability to operate the Lima refinery in a manner to generate acceptable cash flows, TM&C has independently developed refinery yield estimates and operating costs for such a scenario. Although BP's past performance at Lima is relevant, Clark is inherently a much different company with varying capabilities and operating philosophies. At Port Arthur, Clark has proven its ability to make major improvements in the financial performance and refinery operations of its predecessor, Chevron. In our opinion, however, it is not reasonable to expect a duplication of these productivity improvements at Lima. We do anticipate relative improvements through Clark's "leaner and meaner" refining and marketing concepts, but we recognize that the BP management at Lima, in fact, was successful in reducing manpower, lowering overall operating costs and achieving almost 100% saleable product yields. BP's profitability has been respectable in a cyclical competitive industry with a basic refinery charging relatively expensive high quality crude oils. Nonetheless, we expect Clark management will be successful to a degree in its efforts to increase crude throughput and reduce operating costs, compared to BP. Also, we expect Clark to benefit from improved future margins prevailing in the refining industry.

  Using tests and methodologies employed by our firm for many years in numerous refinery transactions, we have developed the opinion that it is reasonable to expect Clark to operate the Lima refinery competitively and achieve financial performance corresponding with an annual average earnings before interest, taxes and depreciation ("EBITD") of approximately $60 million. (Turnaround maintenance amortization is estimated at $7 million; therefore, the corresponding EBITDA is $67 million.) This estimate is based on the calculations, assumptions and methodologies contained in this report.

  The Lima refinery is well served by both crude and products pipelines. It is our opinion that Clark will not be handicapped by limited crude supply sources. In contrast, Clark will have the opportunity to utilize optimum domestic and foreign sources for its Lima refinery operations. The situation may be somewhat different concerning products, depending on the future supply arrangements Clark is able to achieve with BP and other area competitors, such as Sun and Marathon/Ashland. It is TM&C's opinion that there could be some initial competitive disruptions in the first few years following the acquisition, but ultimately the product supply balances will normalize, and Clark should be able to realize fair market values for its products, even at increased throughputs. Currently, there is a plentiful supply of products in Ohio. With the expectation of the Lima refinery closing, others are generating plans to fill this void. It is TM&C's opinion that there could be some early refinery margin repercussions if competitors, particularly Marathon/Ashland, react aggressively to the Lima purchase. It is our understanding that Marathon/Ashland has plans to deliver significant volumes from its Catlettsburg refinery to the Columbus area with the construction of a new pipeline. Ultimately, this will simply change the balance of imports/exports in the Ohio region, but overall supply/demand relationships will not be greatly altered. We do not expect any major pipeline projects to bring products from Gulf Coast refineries to this region, as contemplated earlier following BP's announcement of the Lima refinery closing.

  It should be noted that TM&C's gross margin projections are based on Clark's operating the Lima refinery as a wholesale refiner with virtually no end-user marketing efforts. We assume that the primary products--gasoline, diesel, jet fuel and LPG products--will be sold on a bulk basis, essentially at the refinery gate or into product pipelines. Eventually, Clark is expected to expand its marketing strengths into this area and achieve relatively higher-than-assumed product prices, but that is a future eventuality and not relevant for our assignment. Along with our bulk wholesale product disposition approach is the assumption that there are virtually no selling and marketing expenses with this venture. Because BP has been so dominant in this area, we believe that Clark's near-term success will depend on its ability to work out beneficial commercial arrangements with BP (or other refiner/marketers).

  We have noted that there should be natural concern that BP has possibly neglected routine maintenance at the Lima refinery in order to avoid unnecessary expenses prior to closure. A major turnaround (which will cost approximately $30 million) will be required in 1999. During our brief visit to the Lima refinery, senior BP management assured us that routine maintenance has been continued during the past two years, essentially on a "business as usual" basis without regard to the imminent closure. In any case, it will be prudent for Clark to anticipate in its planning some "catch up" maintenance expenses for a couple of years. However, TM&C did not include any extraordinary maintenance expenses in our estimates because the limited scope of our assignment and time availability prevented establishing any reasonable basis to do so.

  With respect to capital expenditures, Clark estimates that it will face annual average expenditures of approximately $20 million for sustaining (defensive) capital. TM&C believes that this estimate may be conservative, as it exceeds industry averages for refineries of this size, complexity and apparent mechanical condition. On the other hand, there will undoubtedly be several capital projects undertaken that provide economic payout. It appears to us that a new alkylation unit will be readily justified unless BP or some other nearby refinery offers a very attractive purchase arrangement for Clark's alky feed production (which is now being processed at BP's Toledo refinery). Similarly, we expect that Clark will be able to justify a diesel HDS unit to make low sulfur diesel and avoid dumping surplus high sulfur diesel and No. 2 fuel production. We are aware of available shut-down process units--both alkylation and HDS--that could be considered by Clark if economics point this direction. Capital requirements for these units might be reduced to the $20 million range with such an approach.

  Finally, it is TM&C's opinion that the Lima refinery will be faced with a sulfur in gasoline issue in about 2004, or perhaps sooner. Both API and NPRA have recommended to EPA that Ohio and surrounding states be required to market gasoline with maximum sulfur content of 150 ppm. EPA and others are considering even lower sulfur levels, in some cases as low as 50 ppm sulfur. It seems highly likely that the Lima refinery's current capability of about 230 ppm sulfur in gasoline will be inadequate. We have not undertaken a specific assessment of this problem but believe that hydrotreating heavy cat gasoline will be the likely solution. Capital costs might be in the range of $10 million if this route is required.

  The following report and tables provide details of our analysis in each of the key areas considered in this engagement.

                                          TURNER, MASON & COMPANY

                               REFINERY PROFILE

HISTORY

  A petroleum refinery was built on the current location in Lima, Ohio around the turn of the century by the Standard Oil Company, and was known as the Solar refinery. Standard Oil was forced to break up in 1911 by U.S. anti-trust legislation, creating several smaller companies, among them Standard Oil of Ohio (SOHIO). SOHIO acquired the Lima refinery in 1931. Previously, SOHIO had built a refinery in Toledo (1919), about 75 miles north of Lima. These two refineries have historically operated as a system, with several intermediate streams being exchanged.

  In 1987, SOHIO was purchased by British Petroleum (BP), a U.K.-based major integrated oil company with worldwide operations, and it has operated the Lima refinery since that time. In 1996, BP attempted to sell the refinery but was unsuccessful in securing a satisfactory offer. As a result, plans were made to cease operations at the plant as of year-end 1998.

PROCESS UNITS

  Over the years, significant expansions and modifications have taken place at the Lima refinery. As a result, most of the operating units at the refinery are relatively modern and technologically up-to-date. The crude unit was constructed in 1969-70 with an original design capacity of 150,000 barrels per day (B/D). Since then, it has been expanded to a current capability of 168,000 B/D. A gas oil hydrocracker (24,000 B/D capacity), naphtha hydrotreater (60,000 B/D capacity) and reformer (54,000 B/D capacity) were also built at the same time as the crude unit, and together with the crude unit, are collectively referred to as the Lima Integrated Unit (LIU).

  The FCC (cat cracker) and delayed coker units were both built in 1949 during an earlier expansion of the refinery. However, they have been significantly modified since that time. The FCC was expanded and modernized most recently in 1994 and has a current capacity of 36,000 B/D. The coker was converted from a crude coker to a delayed coker in 1970 and has been steadily upgraded and expanded from the 1970 design capacity of 13,000 B/D to a current capacity of about 22,500 B/D. The most recent upgrade (in 1994) included the addition of a new, state-of-the-art feed furnace.

  Other major units at the refinery include an 18,500 B/D C5/C6 isomerization unit, a 25,500 B/D aromatics extraction unit, a 5,500 B/D toluene hydrodealkylation unit (THDA), a 1.2 million SCFH hydrogen purification unit
(HPU), a 54 tons per day sulfur recovery unit (SRU) and a 1,200 B/D Trolumen unit. The isomerization, aromatics, THDA and HPU units were all built during a major petrochemical expansion in 1984.

  Table 1 summarizes all the major process units at the refinery. TM&C has estimated total replacement cost of the refinery to be about $1.2 billion, with an estimated complexity rating of 8.9.

                                ASSETS FOR SALE

  The assets included for sale are:

  .  650 acres of a 900-acre industrial site at Lima, Ohio;

  . All the oil refining related structures, equipment and machinery at the site;

  .  An adjacent product terminal (Vine Street terminal);

  .  Four crude oil tanks located just south of the refinery;

  .  On-site and in-transit crude oil inventories;

  .  On-site refined and intermediate products inventories; and

  .  All assignable contracts and permits.

  BP intends to accept all existing environmental liabilities at the refinery as of the sale date.

                 HISTORIC FINANCIAL AND OPERATING PERFORMANCE

  Because Lima is just one of several refineries operated by BP Oil US, audited financial statements for Lima as a standalone refinery are not prepared as a normal course of business. However, as part of the effort by BP to sell the refinery in 1996, certain financial and operating data were prepared for Lima for the years 1991-95. In addition, Clark prepared estimates for refinery net margins for the years 1996 and 1997 using actual refinery yield and operating cost data and the same pricing methodology used by BP in generating the 1991-95 estimates. Tables 2 through 8 show the estimated refinery gross margins for those years.

CRUDE SUPPLY

  Table 9 summarizes the crude slate processed at the refinery during the 1991-97 time period. The refinery is limited to running mostly light to medium gravity, low sulfur crude oils. West Texas Intermediate (WTI) has been the mainstay of the crude slate, averaging about 70% of the total. WTI typically has a gravity of 38-40 API with a sulfur content of 0.3%. The only other crude oil that has been run in significant volumes is Cabinda from Angola, which averaged about 8% of the total for the whole period. In recent years, the refinery has processed upwards of 15% Cabinda. Like WTI, Cabinda is also very low in sulfur but is heavier at 32 API. Most of the remaining crudes that have been processed at the refinery have been light sweet crudes such as LLS, North Sea, Nigerian and Cusiana. The refinery has run up to about 10,000 B/D of medium sour crudes such as ANS, Eugene Island and WTS.

  The refinery receives all its crude oil supply via pipeline. There is an extensive network of crude oil pipelines that can deliver crude from Texas, Louisiana and the mid-continent. Most of the WTI is shipped from Longview, Texas via the Mid-Valley Pipeline. Foreign crude oil can be accessed through the LOOP/LOCAP system and then into Capline to Patoka, Illinois. A Marathon pipeline makes deliveries from this point to Lima. Canadian crude oil can be brought into the refinery via the Interprovincial Pipeline to Chicago and then to Patoka via a Mobil pipeline. Given this configuration of pipeline options, it is our opinion that crude oil supply logistics are unlikely to limit the refinery's future ability to run crude oil.

PRODUCTS

  The refinery produces a full range of products. Distribution to market or to subsequent processing facilities is accomplished via several pipelines, by rail, by truck, or through the adjacent product terminal (Vine Street).

  Products shipped by rail include:

   .  Petroleum coke                 .Benzene
   .Propylene                        .Butanes
   .Caustic                          .Decanted oil

  Products shipped by truck include:

   .LPG                              .Trolumen
   .Vacuum bottoms and decanted oil  .Sulfur

CRUDE UNIT OPERATING RATES

  As stated earlier, the refinery has a nameplate crude capacity of 168,000 B/D. Over the three-year period 1995-97, the crude unit utilization has averaged about 152,000 B/D, or about 91%. Most downstream units have had relatively low operating rates, with the exception of the FCC, which has averaged about 95% of capacity. A summary of historic utilization rates at the refinery process units is shown in Table 10.

OPERATING EXPENSES

  BP has supplied operating cost information for the 1991-97 time period which has been summarized in Table 11. Variable operating costs (including fuel, power, catalyst and other costs) have averaged $33.7 million per year. Non-turnaround fixed costs have ranged from about $61 million to $68 million per year during this time period. In addition, turnaround costs have averaged $7.1 million per year. Total operating costs (including turnaround expenses) have averaged almost $106 million per year, or $1.99 per barrel of crude processed.

CHEMICAL PLANT NEIGHBORS

  An acrylonitrile plant, owned and operated by BP Chemicals is adjacent to the refinery, as well as a nitrogen based chemical plant owned by Arcadian Chemical and operated by BP Chemicals. In addition, the Hampshire Chemical plant processes by-products from the BP Chemical plant.

  The refinery interfaces with this chemicals complex through shared infrastructure and through feedstock supply arrangements. A significant aspect of infrastructure sharing is an electric utility substation that services the complex. Also, propylene produced by the refinery is sold exclusively to BP Chemical, and BP Chemical distributes and markets all benzene and surplus toluene produced by the refinery. Arcadian Corporation purchases pipeline natural gas on behalf of the complex.

  BP provides numerous shared support services to the Lima and Toledo refineries such as commercial operations and planning, technical support, accounting and control, procurement, human resources, etc. Such services are not individually allocated to each refinery, but are accounted for in a general overhead charge allocated to each site. Thus, meaningful historical costs for these services are not available.

TOLEDO/LIMA REFINERY TIES

  Even though BP's refinery in Toledo is located about 75 miles away from Lima, the two refineries have been operated as a system, with economic optimization based on the system rather than the individual sites. The integration includes exchanges of intermediates and unfinished products including alky feed, gas oil, and distillate blendstocks.

  The recent and continuing upgrade of the Toledo refinery (the Repositioning Project) is altering levels of transfers. Agreements covering the continuation of transfers are not known to TM&C and would need to be renegotiated at the completion of the Repositioning Project, which is expected in April/May 1999. However, this does not apply to the exchange of propylene. All propylene produced by the Toledo refinery must be sent to the Lima Refinery for either processing, storage or sale, and an agreement for the continuation of this arrangement is expected to be negotiated subsequent to the signing of the Purchase Agreement.

CAPITAL EXPENDITURES

  Over the past several years, annual capital expenditures have been in the range of $20-$40 million. Expenditures for basic care and maintenance have ranged from $1-$5 million per year, while health, safety and environment (HSE) expenditures were in the range of $5-$18 million per year. The last full maintenance turnaround occurred in 1994, at a cost of approximately $30 million. Another plant-wide turnaround is scheduled for 1999, and Clark's operating plan estimates the cost of this turnaround to be approximately $30 million. Sustaining capital during this period has included significant expenditures on benzene National Emissions Standards for Hazardous Air Pollutants (NESHAP) and the wastewater system. Clark has estimated overall sustaining capital requirements to average approximately $20 million per year from 1999 through 2001, including $4 million per year for refinery maximum achievable control technology (MACT) II compliance. These estimates appear to be conservative relative to industry averages for refineries of this size and complexity. The following is a summary (in millions of dollars) of historic and projected capital expenditures:

                                                  DISCRETIONARY SUSTAINING TOTAL
                                                  ------------- ---------- -----
   1991..........................................     $ 8.9       $22.8    $31.7
   1992..........................................      13.3        14.3     27.6
   1993..........................................      11.7        11.4     23.1
   1994..........................................      24.5        14.0     38.5
   1995..........................................       8.9         7.7     16.6
   1996..........................................       1.3         8.3      9.6
   1997..........................................       --         10.9     10.9
   Average.......................................      10.0        12.8     22.8
   Projected.....................................                  20.7

  A more detailed summary for the 1991-95 period is contained in Table 12.

                  PROJECTED OPERATIONS UNDER CLARK OWNERSHIP

  In preparing an independent forecast of expected EBITD generated by the refinery under the ownership of Clark, TM&C completed the following tasks:

 . A price forecast for the Lima refinery was generated, covering all expected product sales and feedstock purchases.

 . A set of operating assumptions and limitations were prepared that are consistent with our view of how the refinery would be operated by Clark.

 . The operating assumptions and prices were used to generate a set of refinery yields, through use of a linear programming (LP) model.

 . Refinery operating costs were projected consistent with the LP results and with Lima's historical experience.

PRICING BASIS

  The feedstock and product pricing assumptions which we developed are summarized in Table 13. Refined product prices are based on the United States Gulf Coast (USGC). The USGC represents a large percentage of the U.S. refining capacity, and it is the incremental product supplier to much of the U.S., including the Midwest and the East Coast. Consequently, the USGC establishes price trends and relationships which are reflected throughout the country and include the markets where the Lima refinery competes.

  The USGC price forecast used is one that TM&C has developed for use in refining studies in which we are currently involved. A key piece of this forecast is the $3 WTI crack spread which we used. It is about the same as the average 1991-97 crack of $3.03. Figure 1 summarizes the actual WTI crack spread from 1991 through 1997.

  In our price forecast, the Lima location differential for light clean products (gasolines, jet fuel and No. 2 diesel) above the USGC is 2.5c per gallon. This is somewhat less than the pipeline tariff of about 3.0c per gallon and also less than local rack differentials to the USGC, which generally have been about 4.0c per gallon.

NO ALKYLATION UNIT

  Two other key product price assumptions which we made involve alky feed and incremental No. 2 HS diesel. The Lima refinery is somewhat unusual in that it has an FCC unit which produces alkylation unit feedstock but lacks an alkylation unit. The BP refinery in Toledo has an oversized alkylation unit and has historically processed the alky feed produced at Lima. Upon completion of the Repositioning Project at the Toledo refinery, its appetite for alky feed is expected to go down. Lima's alternative for alky feed sales would include other refiners with alkylation units or as a gasoline blendstock in its own gasoline pool. In the latter disposition, alky feed essentially displaces normal butane. Therefore, we have valued this stream at a normal butane price.

NO DIESEL HDS UNIT

  Because of Lima's lack of a diesel HDS unit and Toledo's excess capacity, significant volumes of No. 2 diesel blending components produced at Lima have been processed at Toledo since the advent of low sulfur diesel regulations in late 1993. Under Clark's ownership, the Lima refinery will have to blend all of these components into HS No. 2 diesel and produce higher volumes of this product into a market which is already over-supplied. Our price assumption penalizes the production of this incremental (above historical levels) HS No. 2 diesel by 4.0c per gallon.

  The crude prices shown in Table 13 are also consistent with recent TM&C studies. The base price for WTI crude of $18 per barrel (Cushing Spot) is above current levels, but reflects a reasonable future outlook for analyses. In any case, the absolute WTI level is not as important as the price relationship to other crudes and products. The transportation charge of $1 per barrel for WTI from Midland reflects transit to Longview on the Mesa and West Texas Gulf pipeline systems and transit to Lima from Longview on the Mid-Valley Pipeline. Cabinda and Eugene Island are both assumed to move on Capline from St. James to Patoka and on the Marathon pipeline to Lima.

FEEDSTOCK AND PRODUCT ASSUMPTIONS

  Table 14 summarizes the feedstock and product volume limitations assumed in our projection. As shown, we have fixed the crude slate to only three crudes:
WTI, Cabinda and Eugene Island. This slate is consistent quality-wise with what has been historically run at the Lima refinery. The availabilities of the crude in the stated volumes are not a problem, and although not "optimized", the selected slate fits in well with the refinery's capabilities and unit limitations. The only other feedstocks made available are normal butane (which is supplied as desired for gasoline blending purposes) and low purity propylene produced at the BP Toledo refinery (which is subject to negotiation for Lima receiving approximately 3,900 B/D). Most products were limited to historically demonstrated volumes.

PROJECTED YIELDS

  To estimate future refinery yields, TM&C used a version of the LP planning model for the Lima refinery which BP has provided to Clark. Clark conducted a validation process to test the ability of the LP to match actual refinery yields. We reviewed Clark's validation methodology and conclude that the LP is adequate for our work.

  Applying the price set and assumptions summarized in Tables 13 and 14, we generated an LP case which represents annualized refinery operation in a non-turnaround year. The resultant yields and estimated gross margin of $168.2 million are shown in Table 15.

  Table 16 summarizes the process unit operating rates for this case. Although somewhat higher than recent actual throughputs for some units (such as the coker, reformer, hydrocracker and isomerization units), the projected rates are below stream day capacities and are very achievable, in our opinion. It should be noted that BP has been operating over the last two years with a view that the refinery would be shutting down at the end of 1998. Therefore, BP has not attempted to maximize rates to the extent we would expect Clark to do so.

  Product yields and some other key parameters are compared to historical operations in Table 17. The projected case results are reasonably consistent with history. Although overall product yield is slightly above the seven-year average, it is below the 101.0% that the Lima refinery has achieved since 1995. We discussed this issue with refinery management and learned that the refinery staff has focused on and made significant progress in reducing oil losses from various sources (flaring, oil to the sewer, etc.). In light of this, the projected product yield should be conservative.

OPERATING COSTS

  Table 18 summarizes the operating cost estimate for the projected case. As shown, we have estimated total cash operating costs of $106.2 million annually, or $1.88 per barrel of crude oil processed. This compares with the seven-year historic average of $105.7 million and $1.99, respectively (which was shown in Table 11).

  The fuel balance was derived from our estimate of the required fuel produced and consumed by the refinery, taking into account process unit operating rates and severities and the historic overall energy efficiency of the plant. The fuel balance is very similar to 1995 performance, during which refinery operations were most similar to the projected operation. Estimates for other variable costs were also made based on historic operational results provided by BP, adjusted to reflect the refinery operating rates in the future case.

  The fixed cost estimate is slightly less than the seven-year average of $72 million which BP has incurred. With recent manpower cutbacks and increased maintenance efficiencies, fixed costs have been running at a level significantly below our estimate. Although it is very possible that these lower costs can be sustained by Clark in its operation of the refinery, we have not given full credit for this in our projections.

EBITD OUTLOOK

  TM&C's EBITD projections that result from combining gross margin and operating costs estimates developed as stated are presented in Table 19. As shown, we have projected a five-year average EBITD of $58.8 million per year (and, assuming an average turnaround amortization of $7.0 million, an EBITDA of $65.8 million per year). A 30-day plant-wide turnaround is assumed for 1999, resulting in lower EBITD for that year. Note that we used Clark's estimate of $1.2 million per year for G&A expenses, a figure based on its expectation to absorb the Lima refinery operation readily into the existing St. Louis organization.

TM&C BACKCAST

  TM&C has traditionally tested forecasts of refinery cash-generating performances with simple backcast comparisons. This differs from a typical review of a company's financials in that past deficiencies in operating capabilities are eliminated by using current proved unit capacities, yields and operating costs. Simply put, this backcast methodology assesses what the current refinery could have hypothetically been expected to do under prior years' margins and price relationships.

  For the period 1991-97, TM&C has estimated product revenues, cost of sales and resulting gross margins using this backcast methodology. These results are summarized in Table 20, with the backcast period average gross margin being about $164 million. Backcast gross margins range from $137.4 million in 1996 to $218.6 million in 1991. This compares with BP's estimated actual gross margin during the same period of about $159 million and the TM&C projected gross margin of about $168 million. Accordingly, this analysis indicates that even though there have been numerous changes in the Lima refinery's processing capabilities and prevailing industry competitive factors, the projected results are reasonable by this test.

MARGIN SENSITIVITIES

  Of general interest is an approximation of expected impacts resulting from both controllable and noncontrollable changes in the industry and at the refinery. TM&C has developed the estimated gross margin sensitivities shown in Table 21 for several such events. Because the Lima refinery is a "remotely located Gulf Coast refinery", it is necessarily dependent on Gulf Coast crack spreads. This conclusion is emphasized by noting that a change of 25c per barrel in the Gulf Coast crack spread affects TM&C's estimated gross margin about $12 million annually. In addition, we conclude that the Lima refinery economics are quite sensitive to throughput rates, with a 10,000 B/D increase producing a gross margin improvement of about $10 million annually. Several other sensitivity measurements shown in Table 21 are significantly less important.

                                    TABLE 1

                                 LIMA REFINERY

                              PROCESS UNIT SUMMARY

                           DATE    ORIGINAL CURRENT
                          BUILT/   CAPACITY CAPACITY
                         UPGRADED   MB/D*    MB/D*                COMMENTS
                         --------- -------- --------              --------
PROCESS UNIT
Crude................... 1969/1994   150.0    168.0  Winter capacity is 173 MB/D
Vacuum.................. 1969/1994    42.0     54.0
Naphtha HDS.............      1969    47.8     60.0
Reformer................      1969    47.0     54.0
Gas Oil Hydrocracker.... 1969/1996    20.7     24.0  24 MB/D on gasoline; 26 MB/D
                                                      on kerosene
Aromatics...............      1984    24.4     25.5
THDA....................      1984     5.5      5.5
Isomerization........... 1984/1986    16.7     18.5
FCC..................... 1949/1994    16.0     36.0  36 MB/D at 79% conversion; 40 MB/D
                                                      at 75% conversion
Coker**................. 1949/1995    30.0     22.5  22.5 MB/D at 18-hour cycle
HPU.....................      1984                   1.2 MMSCF/H 90% H2
SRU..................... 1974/1996 33 ltpd  54 ltpd
Trolumen................ 1964/1995     1.1      1.2  Decanted oil feed

--------
* Thousand barrels per day.
** Originally a 30 MB/D Kellogg crude coker. Modified in 1970 to Foster Wheeler delayed coker @ 13 MB/D with subsequent upgrades to 22.5 MB/D.

                                    TABLE 2

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1991 OPERATIONS

                                               c/GAL.  $/BBL.  BPCD**     $MM
                                               ------  ------  -------  -------
PRODUCTS
Conventional Regular Gasoline.................  65.7    27.59   47,000    473.1
Conventional Midgrade 89......................  67.3    28.26    8,900     91.6
Conventional Premium 92.......................  69.2    29.05   14,800    156.7
Blend Components..............................  67.8    28.48     (500)    (5.3)
Jet A.........................................  62.8    26.38   17,900    172.0
Kerosene......................................  64.2    26.96      600      5.8
No. 2 HS Diesel...............................  60.7    25.50   13,600    126.3
No. 2 Diesel Supreme..........................  61.5    25.85   13,300    125.3
Benzene....................................... 106.8    44.84    4,400     71.8
Toluene.......................................  83.2    34.95    1,000     12.7
Net Butane.................................... (39.8)  (16.72)     200     (1.2)
Isobutane.....................................  47.2    19.82    4,000     28.9
Alky Feed.....................................  39.4    16.54    4,200     25.3
Mixed LPG.....................................  35.8    15.04    4,600     25.3
Propylene (Chemical Grade)....................  49.0    20.59    4,400     33.0
FCC Feed (LS).................................  58.9    24.75    4,000     36.1
FCC Slurry Oil................................          12.18    1,100      4.9
Trolumen......................................          45.88      200      3.3
Coke (Anode Grade), FOEB......................          14.16    3,100     16.0
Sulfur, LT....................................          25.00       40      0.4
                                                               -------  -------
  Total Products..............................                 146,840  1,402.0
FEEDSTOCKS
Crude Oil.....................................          22.33  141,400  1,152.9
Toledo Vacuum Bottoms.........................          12.96      400      1.9
Toledo Low Purity C3=.........................          16.97    3,100     19.2
Purchased Reformate/Other.....................          25.38    1,300     12.0
                                                               -------  -------
  Total Feedstocks............................                 146,200  1,186.0
Gross Margin..................................           4.05             216.0

--------
 *Data source: BP
** Barrels per calendar day.

                                    TABLE 3

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1992 OPERATIONS

                                                   c/GAL. $/BBL.  BPCD     $MM
                                                   ------ ------ ------- -------
PRODUCTS
Conventional Regular Gasoline.....................  59.2  24.87   43,000   391.4
Conventional Midgrade 89..........................  61.3  25.74    9,400    88.6
Conventional Premium 92...........................  63.6  26.71    8,600    84.1
Conventional Premium 93...........................  63.5  26.65    6,300    61.5
Conventional Regular 84 (Subgrade)................  59.6  25.03      900     8.2
Blend Components..................................  66.1  27.77      700     7.1
Jet A.............................................  59.2  24.88   17,900   163.1
Kerosene..........................................  54.7  22.98      600     5.0
No. 2 HS Diesel...................................  57.3  24.05   13,700   120.6
No. 2 Diesel Supreme..............................  56.8  23.84   13,700   119.5
Benzene...........................................  91.1  38.26    4,600    64.4
Toluene...........................................  75.2  31.59      700     8.1
Net Butane........................................   4.9   2.05      500     0.4
Isobutane.........................................  46.6  19.57    3,900    27.9
Alky Feed.........................................  34.2  14.35    4,000    21.0
Mixed LPG.........................................  34.0  14.29    4,600    24.1
Propylene (Chemical Grade)........................  33.8  14.20    4,500    23.4
FCC Feed (LS).....................................  52.7  22.13    5,000    40.5
FCC Slurry Oil....................................        11.48    1,100     4.6
Trolumen..........................................        40.17      200     2.9
Coke (Anode Grade), FOEB..........................        11.80    3,200    13.8
Sulfur, LT........................................        25.00       40     0.4
                                                                 ------- -------
  Total Products..................................               147,140 1,280.6
FEEDSTOCKS
Crude Oil.........................................        21.27  140,500 1,094.1
Toledo Vacuum Bottoms.............................        12.08      600     2.6
Toledo Low Purity C3=.............................        12.32    3,100    14.0
Purchased Reformate/Other.........................        22.01    2,800    22.6
                                                                 ------- -------
  Total Feedstocks................................               147,040 1,133.3
Gross Margin......................................         2.74            147.3

--------
*Data source: BP

                                    TABLE 4

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1993 OPERATIONS

                                                 c/GAL. $/BBL.  BPCD      $MM
                                                 ------ ------ -------  -------
PRODUCTS
Conventional Regular Gasoline...................  53.7  22.55   44,100    363.0
Conventional Midgrade 89........................  54.5  22.88    6,600     55.3
Conventional Premium 92.........................  55.7  23.40    2,400     20.5
Conventional Premium 93.........................  57.1  23.97   14,500    126.6
Conventional Regular 84 (Subgrade)..............  42.6  17.88    1,700     11.1
Blend Components................................  48.5  20.35    1,700     12.6
Jet A...........................................  55.5  23.31   18,500    157.4
Kerosene........................................  56.4  23.69      800      6.9
No. 2 HS Diesel.................................  52.0  21.83   15,000    119.8
No. 2 Diesel Supreme............................  54.0  22.69   10,600     88.1
Light Cycle Oil.................................  47.6  19.98    5,100     37.2
Benzene.........................................  80.0  33.58    3,800     46.7
Toluene.........................................  61.0  25.62      100      0.9
Net Butane......................................  20.7   8.69      400      1.3
Isobutane.......................................  40.3  16.94    3,600     22.5
Alky Feed.......................................  32.0  13.43    3,700     18.3
Mixed LPG.......................................  33.1  13.90    4,500     23.0
Propylene (Chemical Grade)......................  28.8  12.10    4,300     19.2
FCC Feed (LS)...................................  49.1  20.64    2,500     18.8
FCC Slurry Oil..................................        10.04    1,240      4.5
Trolumen........................................        32.20      300      3.5
Coke (Anode Grade), FOEB........................        11.41    3,100     13.1
Sulfur, LT......................................        25.00       40      0.4
                                                               -------  -------
  Total Products................................               148,540  1,170.7
FEEDSTOCKS
Crude Oil.......................................        19.14  143,800  1,004.3
Toledo Vacuum Bottoms...........................        11.27     (200)    (0.8)
Toledo Low Purity C3=...........................        10.86    2,900     11.5
Purchased Reformate/Other.......................        19.53    2,800     20.0
                                                               -------  -------
  Total Feedstocks..............................               149,300  1,035.0
Gross Margin....................................         2.49             135.7

--------
*Data Source: BP

                                    TABLE 5

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1994 OPERATIONS

                                                   c/GAL. $/BBL.  BPCD     $MM
                                                   ------ ------ ------- -------
PRODUCTS
Conventional Regular Gasoline.....................  51.4  21.58   32,400   255.2
Conventional Midgrade 89..........................  48.4  20.31    1,100     8.1
Conventional Premium 92...........................  58.6  24.60    3,600    32.3
Conventional Premium 93...........................  56.5  23.74   16,800   145.6
Reformulated Regular..............................  52.7  22.14      600     4.8
Reformulated Premium 93...........................  58.0  24.34      300     2.7
Conventional Regular 84 (Subgrade)................  49.4  20.76    9,400    71.2
Blend Components..................................  57.3  24.08      900     7.9
Jet A.............................................  56.9  23.90   13,000   113.4
Kerosene..........................................  52.4  22.00    1,200     9.6
Water White (Kerosene)............................  47.1  19.77    4,900    35.4
No. 2 HS Diesel...................................  49.0  20.59   13,100    98.5
No. 2 Diesel Supreme..............................  50.3  21.14    5,600    43.2
Light Cycle Oil + Unfinished Diesel...............  45.9  19.29    6,800    47.9
Benzene...........................................  90.8  38.14    3,500    48.7
Toluene...........................................  73.2  30.76      500     5.6
Net Butane........................................  22.8   9.58    1,100     3.8
Isobutane.........................................  36.3  15.26    3,000    16.7
Alky Feed.........................................  27.4  11.51    3,400    14.3
Mixed LPG.........................................  31.7  13.32    4,100    19.9
Propylene (Chemical Grade)........................  39.3  16.50    4,600    27.7
FCC Feed (LS).....................................  46.7  19.62    5,000    35.8
FCC Slurry Oil....................................         9.28    1,200     4.0
Trolumen..........................................        30.13      500     5.5
Coke (Anode Grade), FOEB..........................         7.28    3,000     8.0
Sulfur, LT........................................        25.00       40     0.4
                                                                 ------- -------
  Total Products..................................               139,640 1,066.2
FEEDSTOCKS
Crude Oil.........................................        17.83  135,100   879.2
Toledo Low Purity C3=.............................        14.12    3,200    16.5
Purchased Reformate/Other.........................        20.30    3,000    22.2
                                                                 ------- -------
  Total Feedstocks................................               141,300   917.9
Gross Margin......................................         2.88            148.3

--------
*Data source: BP

                                    TABLE 6

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1995 OPERATIONS

                                                 c/GAL. $/BBL.  BPCD      $MM
                                                 ------ ------ -------  -------
PRODUCTS
Conventional Regular Gasoline...................  52.9  22.23   44,000    357.0
Conventional Premium 92.........................  57.5  24.17    5,900     52.0
Conventional Premium 93.........................  58.8  24.71   13,800    124.5
Reformulated Regular............................  59.0  24.76      800      7.2
Reformulated Premium 93.........................  64.5  27.08      600      5.9
Conventional Regular 84 (Subgrade)..............  50.5  21.19   14,100    109.1
Blend Components................................  35.0  14.70     (400)    (2.1)
Jet A...........................................  52.7  22.14   16,600    134.1
Kerosene........................................  53.9  22.62      900      7.4
Water White (Kerosene)..........................  47.6  19.98    5,900     43.0
No. 2 HS Diesel.................................  49.3  20.71   14,600    110.4
No. 2 Diesel Supreme............................  50.7  21.29    5,200     40.4
Unfinished Diesel + Light Cycle Oil.............  46.4  19.49    7,700     54.8
Benzene.........................................  80.8  33.92    3,200     39.6
Toluene.........................................  72.0  30.23      600      6.6
Net Butane......................................  24.8  10.40      900      3.4
Isobutane.......................................  40.3  16.94    3,500     21.6
Alky Feed.......................................  30.9  12.98    4,700     22.3
Mixed LPG.......................................  34.0  14.26    5,000     26.0
Propylene (Chemical Grade)......................  69.3  29.10    5,900     62.7
FCC Feed (LS)...................................  47.0  19.72    4,400     31.7
FCC Slurry Oil..................................        10.16    1,000      3.7
Trolumen........................................        28.39      400      4.1
Coke (Anode Grade), FOEB........................         8.99    3,000      9.8
Sulfur, LT......................................        25.00       40      0.4
                                                               -------  -------
  Total Products................................               162,340  1,275.6
FEEDSTOCKS
Crude Oil.......................................        19.22  154,600  1,084.7
Toledo Vac Bottoms..............................         9.91     (200)    (0.7)
Toledo Low Purity C3=...........................        22.51    4,000     32.9
Purchased Reformate/Other.......................        21.33    2,500     19.5
                                                               -------  -------
  Total Feedstocks..............................               160,900  1,136.4
Gross Margin....................................         2.37             139.2

--------
*Data Source: BP

                                    TABLE 7

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1996 OPERATIONS

                                                 c/GAL. $/BBL.  BPCD      $MM
                                                 ------ ------ -------  -------
PRODUCTS
Conventional Regular Gasoline...................  63.3  26.57   54,000    525.1
Conventional Premium 92.........................  66.0  27.72    2,100     21.3
Conventional Premium 93.........................  66.1  27.76   13,600    138.1
Reformulated Regular............................  67.0  28.12    1,300     13.4
Reformulated Premium 93.........................  69.6  29.25      500      5.4
Conventional Regular 84 (Subgrade)..............  62.3  26.15    5,000     47.8
Blend Components................................  61.6  25.88   (1,400)   (13.3)
Jet A...........................................  65.2  27.38   17,200    172.4
Kerosene........................................  65.2  27.38      600      6.0
Water White (Kerosene)..........................  59.2  24.86    3,800     34.6
No. 2 HS Diesel.................................  61.6  25.86   16,800    159.0
No. 2 Diesel Supreme............................  62.6  26.29    5,600     53.9
Light Gas Oil (Unfinished Diesel)...............  57.8  24.27    5,000     44.4
Light Cycle Oil.................................  57.8  24.27    2,700     24.0
Benzene.........................................  86.7  36.41    2,000     26.6
Toluene.........................................  71.0  29.84    1,000     10.9
Net Butane......................................  40.7  17.11      400      2.5
Isobutane.......................................  44.4  18.64    2,800     19.1
Alky Feed.......................................  41.5  17.45    4,000     25.5
Mixed LPG.......................................  43.9  18.43    4,400     29.7
Propylene (Chemical Grade)......................  48.0  20.14    5,800     42.8
FCC Feed (LS)...................................  57.4  24.10    4,500     39.7
FCC Slurry Oil..................................        13.48    1,300      6.4
Trolumen........................................        35.35      400      5.2
Coke (Anode Grade), FOEB........................        12.88    3,200     15.1
Sulfur, LT......................................        25.00       40      0.4
                                                               -------  -------
  Total Products................................               156,640  1,456.0
FEEDSTOCKS
Crude Oil.......................................        22.96  149,000  1,252.2
Toledo Vacuum Bottoms...........................        13.41      300      1.5
Toledo Low Purity C3=...........................        16.74    3,900     23.9
Purchased Reformate/Other.......................        28.15    2,100     21.6
                                                               -------  -------
  Total Feedstocks..............................               155,300  1,299.2
Gross Margin....................................         2.76             156.8

--------
* Data source: Clark

                                    TABLE 8

                                 LIMA REFINERY

                       CALCULATED REFINERY GROSS MARGIN*

                                1997 OPERATIONS

                                                 c/GAL. $/BBL.  BPCD      $MM
                                                 ------ ------ -------  -------
PRODUCTS
Conventional Regular Gasoline...................  60.7  25.49   55,000    511.7
Conventional Premium 92.........................  63.9  26.84    1,100     10.8
Conventional Premium 93.........................  64.0  26.89   13,400    131.5
Reformulated Regular............................  64.4  27.03    2,000     19.7
Reformulated Premium 93.........................  67.6  28.38      600      6.2
Conventional Regular 84 (Subgrade)..............  59.7  25.07   11,400    104.3
Blend Components................................  59.0  24.80     (900)    (8.1)
Jet A...........................................  59.3  24.89   16,800    152.6
Kerosene........................................  59.3  24.89      300      2.7
Water White (Kerosene)..........................  53.7  22.55    3,700     30.5
No. 2 HS Diesel.................................  56.0  23.53   20,100    172.6
No. 2 Diesel Supreme............................  57.0  23.96    5,400     47.2
Light Gas Oil (Unfinished Diesel)...............  51.6  21.68    3,700     29.3
Light Cycle Oil.................................  51.6  21.68    4,000     31.7
Benzene.........................................  92.8  38.96    1,500     21.3
Toluene.........................................  76.0  31.90      200      2.3
Isobutane.......................................  40.3  16.91    3,300     20.4
Alky Feed.......................................  37.4  15.72    4,200     24.1
Mixed LPG.......................................  39.2  16.48    4,500     27.1
Propylene (Chemical Grade)......................  43.3  18.19    6,000     39.8
FCC Feed (LS)...................................  53.9  22.65    2,000     16.5
FCC Slurry Oil..................................        12.31    1,100      4.9
Trolumen........................................        35.35      400      5.2
Coke (Anode Grade coke), FOEB...................        11.71    3,100     13.2
Sulfur, LT......................................        25.00       40      0.4
                                                               -------  -------
  Total Products................................               162,940  1,417.9
FEEDSTOCKS
Crude Oil.......................................        21.37  153,400  1,196.6
Toledo Vacuum Bottoms...........................        12.42      200      0.9
Toledo Low Purity C3=...........................        14.78    3,900     21.0
Purchased Butane................................        15.38    1,100      6.2
Purchased Reformate/Other.......................        24.19    2,500     22.1
                                                               -------  -------
  Total Feedstocks..............................               161,100  1,246.8
Gross Margin....................................         2.91             171.1

--------
* Data source: Clark

                                    TABLE 9

                                 LIMA REFINERY

                              HISTORIC CRUDE SLATE
                         (THOUSANDS OF BARRELS PER DAY)

                                       WT. %
                          (degrees)API SULFUR 1991  1992  1993  1994  1995  1996  1997  AVERAGE
                          ------------ ------ ----- ----- ----- ----- ----- ----- ----- -------
WTI.....................      39.0      0.3   110.6 100.5 105.0  96.5 107.8  91.1  98.3  101.4
ANS.....................      27.6      1.1     5.4   5.2   5.6   8.0   5.3   7.1   4.6    5.9
LLS.....................      38.7      0.1     7.0   4.8   5.5  10.8   7.5   5.7   5.7    6.7
Eugene Island...........      34.1      0.7     0.0   0.5   0.8   1.8   1.5   2.4   3.5    1.5
West Texas Sour.........      34.2      1.3     0.0   0.0   0.0   0.2   0.6   0.2   0.3    0.2
Other Domestic..........      37.5      0.3     5.8   0.5   1.2   0.1   2.2   1.8   2.9    2.1
Cusiana.................      36.3      0.3     0.0   3.9   6.6   6.6   1.1   1.8   4.0    3.4
Bonito Sour.............      30.0      1.0     0.0   0.0   0.0   0.2   0.0   0.6   2.4    0.5
Cabinda.................      32.0      0.2     0.6   3.6   6.7   6.3  15.4  24.5  22.6   11.4
Rabi....................      34.3      0.1     0.0   0.0   0.0   0.0   0.0   0.5   0.0    0.1
Zaire...................      31.3      0.1     0.0   0.0   0.0   0.0   0.0   0.9   0.9    0.3
North Sea...............      38.2      0.4     9.4  12.4   7.8   2.6   4.6   2.4   1.0    5.7
Nigerian................      30.4      0.2     2.6   9.1   5.2   2.4   8.6  10.0   7.2    6.4
                                              ----- ----- ----- ----- ----- ----- -----  -----
  Total.................                      141.3 140.5 143.8 135.1 154.6 149.0 153.4  145.5
API Gravity, (degrees)..                       37.9  38.1  37.3  37.1  37.3  36.4  36.8   37.3
Sulfur, Wt. %...........                        0.3   0.3   0.3   0.4   0.3   0.3   0.3    0.3

                                    TABLE 10

                                 LIMA REFINERY

                         HISTORIC UNIT OPERATING RATES

                                                                   AVERAGE
                                  CAPACITY                   -------------------
                                    MB/D   1995  1996  1997  MB/D  % UTILIZATION
                                  -------- ----- ----- ----- ----- -------------
Crude Distillation...............  168.0   154.6 149.0 153.4 152.3     90.7
Coking...........................   22.5    15.5  17.0  18.5  17.0     75.6
FCC..............................   36.0    34.6  32.9  35.4  34.3     95.3
Hydrocracking....................   24.0    21.9  18.3  19.4  19.9     82.8
Naphtha HDS......................   60.0    49.9  48.5  52.1  50.2     83.6
Catalytic Reforming..............   54.0    48.4  38.9  45.0  44.1     81.7
Aromatics Extraction.............   25.5    21.3  17.6  18.6  19.2     76.7
C5/C6 Isomerization..............   18.5    13.9  10.3  12.2  12.1     65.6

                                    TABLE 11

                                 LIMA REFINERY

                         HISTORIC CASH OPERATING COSTS
                             (THOUSANDS OF DOLLARS)

                           1991   1992    1993    1994    1995   1996    1997   AVERAGE
                          ------ ------- ------- ------- ------ ------- ------- -------
VARIABLE
Fuel....................   6,337  10,064   8,393   6,678  8,372  17,300  16,735  10,554
Power...................  15,051  15,194  14,880  14,705 15,201  15,500  14,180  14,959
Catalyst................   1,362   1,545   1,780   1,585  2,081   2,000   1,796   1,736
Other Variable..........   5,735   6,057   6,192   6,602  7,505   6,500   6,470   6,437
                          ------ ------- ------- ------- ------ ------- ------- -------
  Total Variable........  28,485  32,860  31,245  29,570 33,159  41,300  39,181  33,686
$/Barrel of Crude.......    0.55    0.64    0.59    0.60   0.59    0.76    0.70    0.63
FIXED
Turnaround Maintenance..   2,082   3,508   5,814  30,094    908   5,900   1,653   7,137
Other Fixed.............  61,671  64,133  64,058  66,491 65,436  68,100  64,339  64,890
                          ------ ------- ------- ------- ------ ------- ------- -------
  Total Fixed...........  63,753  67,641  69,872  96,585 66,344  74,000  65,992  72,027
$/Barrel of Crude.......    1.24    1.32    1.33    1.96   1.18    1.36    1.18    1.36
TOTAL OPERATING COSTS     92,238 100,501 101,117 126,155 99,503 115,300 105,173 105,712
$/Barrel of Crude.......    1.79    1.95    1.93    2.56   1.76    2.12    1.88    1.99

                                    TABLE 12

                                BP LIMA REFINERY

                         HISTORIC CAPITAL EXPENDITURES
                             (MILLIONS OF DOLLARS)

                                                                     1991-95
                                                                  -------------
                                         1991 1992 1993 1994 1995 TOTAL AVERAGE
                                         ---- ---- ---- ---- ---- ----- -------
MAJOR PAYOUT PROJECTS
Refinery Automation.....................  2.0  8.4  2.7  0.1       13.2   2.6
Vacuum Tower Revamp.....................       0.2  5.0  1.1        6.3   1.3
Coke Drum Overhead Piping...............            1.1             1.1   0.2
Refinery Information System.............       0.1                  0.1   0.0
Light Ends Optimization.................       0.5                  0.5   0.1
Coker Unit Improvements.................       0.7                  0.7   0.1
Conversion Unit Optimization............       0.5                  0.5   0.1
DHT Project.............................            0.8             0.8   0.2
Coker Furnace...........................                 1.5  5.0   6.5   1.3
Multivariable Control...................                 0.5        0.5   0.1
HPU C3 Recovery.........................                 0.1        0.1   0.0
FCC Unsaturates Gas Plant...............                 3.0        3.0   0.6
Gasoline Blender Upgrade................                 1.3  0.3   1.6   0.3
Low Pressure Reformer...................                 0.1        0.1   0.0
Reformer Recycle Gas Dryer..............                 0.1        0.1   0.0
Crude Unit Debottleneck.................                 0.8        0.8   0.2
FCC Reactor Cyclone Revisions...........                11.5  0.1  11.6   2.3
Trolumen Instrumentation Upgrade........                      1.1   1.1   0.2
Total Other Payout Projects.............  6.9  2.9  2.1  4.4  2.4  18.7   3.7
                                         ---- ---- ---- ---- ---- -----  ----
  Subtotal Payout Projects..............  8.9 13.3 11.7 24.5  8.9  67.3  13.5
NON-PAYOUT AND RELIABILITY PROJECTS
Tank Rationalizations...................  0.6  0.8  1.4  0.2  1.9   4.9   1.0
Power Boiler............................  2.2  2.5                  4.7   0.9
Coker Gas Compressor....................  1.7  1.3                  3.0   0.6
Total Other Projects....................  0.8  0.4  0.1  0.6  1.5   3.4   0.7
                                         ---- ---- ---- ---- ---- -----  ----
  Subtotal Reliability Projects.........  5.3  5.0  1.5  0.8  3.4  16.0   3.2
ENVIRONMENTAL PROJECTS
Benzene NESHAPs.........................  8.4  6.8  2.8  3.2       21.2   4.2
Oily Wastewater.........................  3.4  0.3  6.4  2.5       12.6   2.5
Firewater System........................  1.8  0.8                  2.6   0.5
Process Safety Management...............  0.2  0.1                  0.3   0.1
East Area Flare Rectification...........                 4.5  1.8   6.3   1.3
CO Boiler Seal Pot......................                 1.6        1.5   0.3
L5 Landfill Rectification...............                 0.4  1.4   1.8   0.4
Total Other Projects....................  3.7  1.3  0.7  1.1  1.1   7.9   1.6
                                         ---- ---- ---- ---- ---- -----  ----
  Subtotal Environmental Projects....... 17.5  9.3  9.9 13.3  4.3  54.2  10.8
    Total Capital Spending.............. 31.7 27.6 23.1 38.6 16.6 137.5  27.5

                                    TABLE 13

                               TM&C PRICING BASIS

           WTI AT $18/BARREL AND GULF COAST CRACK SPREAD AT $3/BARREL

                                               LIMA REFINERY
                                       ---------------------------------
                                       TRANSPORTATION/       REFINERY
                           MARKET(1)        FEES               PRICE
                         ------------- ------------------  -------------
                         c/GAL. $/BBL. c/GAL.    $/BBL.    c/GAL. $/BBL.                 REMARKS
                         ------ ------ -------   --------  ------ ------                 -------
CRUDES
WTI (Midland)...........        17.85                1.00         18.85  WTI (Cushing)--$0.15/bbl.
LLS (St. James).........        18.20                0.91         19.11  WTI (Cushing) + $0.20/bbl.
Eugene Island
 (St. James)............        17.00                0.91         17.91  WTI (Cushing)--$1.00/bbl.
Angola Cabinda (FOB)....        15.50                2.70         18.20  WTI (Cushing)--$2.50/bbl.
OTHER FEEDSTOCKS
Normal Butane...........  37.3  15.68      5.5       2.31   42.8  17.99  Mont Belvieu + 5.5c/gal.
Toledo Low Purity
 Propylene..............                                    34.8  14.63  Formula (per proposed BP agreement)
Natural Gas ($/FOEB)....        12.60                4.00         16.60  Gulf Coast + $4.00/FOEB
PRODUCTS
Conventional
 Regular 87.............  51.3  21.56      2.5       1.05   53.8  22.61  Gulf Coast + 2.5c/gal.
Conventional Regular 84
 (Subgrade).............                                    51.8  21.77  Conventional regular--2.0c/gal.
Conv. Premium 93........  55.3  23.24      2.5       1.05   57.8  24.29  Conventional regular + 4.0c/gal.
Jet A-54................  49.6  20.83      2.5       1.05   52.1  21.88  Gulf Coast + 2.5c/gal.
Kerosene................                                    53.1  22.30  Jet A-54 + 1.0c/gal.
No. 2 HS Diesel.........  47.3  19.88      2.5       1.05   49.8  20.93  Gulf Coast + 2.5c/gal.
No. 2 HS Diesel
 Incremental............                                    45.8  19.25  No. 2 diesel HS--4.0c/gal.
No. 2 HS Diesel
 Supreme................                                    50.8  21.35  No. 2 diesel HS + 1.0c/gal.
Benzene.................  93.3  39.20    (10.0)     (4.20)  83.3  35.00  Gulf Coast--10.0c/gal. (transportation)
Toluene.................  77.3  32.48    (10.0)     (4.20)  67.3  28.28  Gulf Coast--10.0c/gal. (transportation)
Normal Butane...........  37.3  15.68                       37.3  15.68  Mont Belvieu
Isobutane...............  40.3  16.94                       40.3  16.94  Mont Belvieu
Alky Feed...............  37.3  15.68                       37.3  15.68  Mont Belvieu normal butane
Mixed LPG...............  31.3  13.16      3.0       1.26   34.3  14.42  Mont Belvieu propane + 3.0c/gal.
                                                                         (based on Ferrelgas contract)
Propylene (Chemical                                                      Gulf Coast--27.4c/gal. (per proposed
 Grade);................  70.0  29.40    (27.4)    (11.51)  42.6  17.89  BP agreement)
FCCU Slurry Oil.........                                           9.00  Gulf Coast No. 6 (3%)--$2.00/bbl.
                                                                         (historical relationship)
Trolumen................                                          31.00  Gulf Coast No. 6 (3%) + $20.00/bbl.
                                                                         (historical relationship)
Coke (Anode Grade),
 $/FOEB.................                                          12.00  Equivalent to $60 per ton
Sulfur, $/T.............                                          28.50  Historical average

-------
(1) Product and other feedstock market prices are Gulf Coast spot lows.

                                    TABLE 14

                       LIMA REFINERY PROJECTED OPERATION

                       FEEDSTOCK AND PRODUCT LIMITATIONS

                                                                         TYPE OF
                                                                   MB/D   LIMIT
                                                                   ----- -------
CRUDES
WTI............................................................... 115.0  Fixed
Eugene Island.....................................................  10.0  Fixed
Angola Cabinda....................................................  30.0  Fixed
OTHER FEEDSTOCKS
Normal Butane.....................................................   --   Open
Toledo Low Purity Propylene.......................................   3.9  Fixed
Natural Gas.......................................................   --   Open
PRODUCTS
Conventional Regular 87...........................................   --   Open
Conventional Regular 84 (Subgrade)................................  12.0  Fixed
Conventional Premium 93...........................................  17.0 Maximum
Jet A-54..........................................................  20.0 Maximum
Kerosene..........................................................   0.8 Maximum
No. 2 HS Diesel...................................................  18.0 Maximum
No. 2 HS Diesel Incremental.......................................   --   Open
No. 2 HS Diesel Supreme...........................................   5.0 Maximum
Benzene...........................................................   --   Open
Toluene...........................................................   1.0 Maximum
Normal Butane.....................................................   --   Open
Isobutane.........................................................   --   Open
Alky Feed.........................................................   --   Open
Mixed LPG.........................................................   --   Open
Propylene (Chemical Grade)........................................   --   Open
FCCU Slurry Oil...................................................   --   Open
Trolumen..........................................................   0.5 Maximum
Coke (Anode Grade)................................................   --   Open
Sulfur............................................................   --   Open

                                    TABLE 15

                                 LIMA REFINERY

                        ESTIMATED REFINERY GROSS MARGIN
                           TM&C PROJECTED OPERATIONS

                                                   c/GAL. $/BBL.  BPCD     $MM
                                                   ------ ------ ------- -------
PRODUCTS
Conventional Regular Gasoline.....................  53.8  22.61   53,967   445.4
Conventional Premium 93...........................  57.8  24.29   17,000   150.7
Conventional Regular Subgrade (84)................  51.8  21.77   12,000    95.4
Jet A.............................................  52.1  21.88   20,000   159.7
Kerosene..........................................  53.1  22.30      800     6.5
No. 2 HS Diesel...................................  49.8  20.93   18,000   137.5
No. 2 HS Diesel Incremental.......................  45.8  19.25    5,166    36.3
No. 2 Diesel Supreme..............................  50.8  21.35    5,000    39.0
Benzene...........................................  70.3  35.00    1,635    20.9
Toluene...........................................  67.3  28.28    1,000    10.3
Normal Butane.....................................  37.3  15.68      638     3.7
Isobutane.........................................  40.3  16.94    4,742    29.3
Alky Feed.........................................  37.3  15.68    4,059    23.2
Mixed LPG.........................................  34.3  14.42    5,157    27.1
Propylene (Chemical Grade)........................  42.6  17.89    5,433    35.5
FCC Slurry Oil....................................         9.00    1,064     3.5
Trolumen..........................................        31.00      500     5.7
Coke (Anode Grade), FOEB..........................        12.00    3,394    14.9
Sulfur, LT........................................        28.50       39     0.4
                                                                 ------- -------
  Total Liquid Products...........................               159,555 1,244.9
FEEDSTOCKS
WTI...............................................        18.85  115,000   791.2
Eugene Island.....................................        17.91   10,000    65.4
Angola Cabinda....................................        18.20   30,000   199.3
Toledo Low Purity C3=.............................        14.63    3,900    20.8
                                                                 ------- -------
  Total Feedstocks................................               158,900 1,076.7
Gross Margin......................................         2.84            168.2

                                    TABLE 16

                                 LIMA REFINERY

                      TM&C PROJECTED UNIT OPERATING RATES

                                                                          %
                                                               MB/D  UTILIZATION
                                                               ----- -----------
Crude Distillation............................................ 155.0    90.7
Coking........................................................  20.3    88.7
FCC...........................................................  35.0    95.6
Hydrocracking.................................................  22.5    92.2
Naphtha HDS...................................................  51.7    84.8
Catalytic Reforming...........................................  52.0    94.7
Aromatics Extraction..........................................  16.6    65.3
C5/C6 Isomerization...........................................  18.0    95.7

                                    TABLE 17

                                 LIMA REFINERY

                         FEEDSTOCK AND PRODUCT VOLUMES
                  HISTORIC VS. TM&C PROJECTED CASE OPERATIONS

                                                                  VOL. % OF
                                                                  FEEDSTOCKS
                                                              ------------------
                                                              AVERAGE    TM&C
                                                              HISTORIC PROJECTED
                                                              1991-97    CASE
                                                              -------- ---------
PRODUCT YIELDS
Gasolines....................................................   48.2      52.2
Middle Distillates...........................................   32.4      30.8
LPGs.........................................................   11.3      12.6
Benzene/Toluene..............................................    2.6       1.7
Coke.........................................................    2.0       2.1
FCC Feed/Other...............................................    3.6       1.0
                                                               -----     -----
  Total......................................................  100.1     100.4
OTHER PARAMETERS
% Premium Gasoline...........................................   23.3      20.5
% WTI in Crude Slate.........................................   69.7      74.2
Crude API gravity............................................   37.3      37.3
Crude Sulfur, Wt. %..........................................    0.3       0.3

                                    TABLE 18

                       LIMA REFINERY PROJECTED OPERATION

                            OPERATING COSTS SUMMARY

                                                                          $/BBL.
                                                          FOEB/D $MM/YEAR CRUDE
                                                          ------ -------- ------
VARIABLE COSTS
Fuel
  Consumed............................................... 11,700    --      --
  Produced...............................................  9,700    --      --
  Net Purchase...........................................  2,000   12.2    0.22
Power....................................................          15.0    0.26
Catalyst.................................................    --     2.0    0.04
Other Variable...........................................    --     7.0    0.12
                                                                  -----    ----
    Total................................................    --    36.2    0.64
FIXED COSTS..............................................    --    70.0    1.24
                                                                  -----    ----
TOTAL OPERATING COSTS....................................    --   106.2    1.88

--------
Notes:
Fuel cost assumed @ $16.70 per FOEB ($2.65 per MMBTU).
Power cost assumed @ $0.03 per KWH.
Fixed Costs estimate includes turnaround maintenance amortization of $7 million.

                                    TABLE 19

                       LIMA REFINERY PROJECTED OPERATION

                                ESTIMATED EBITD
                             (MILLIONS OF DOLLARS)

                                        1999(1)  2000    2001    2002    2003
                                        ------- ------- ------- ------- -------
Product Revenues....................... 1,142.6 1,244.9 1,244.9 1,244.9 1,244.9
Cost of Sales..........................   988.2 1,076.7 1,076.7 1,076.7 1,076.7
Refinery Gross Margin..................   154.4   168.2   168.2   168.2   168.2
Refinery Operating Expenses(2).........   103.2   106.2   106.2   106.2   106.2
Refinery Net Margin....................    51.2    62.0    62.0    62.0    62.0
Refinery G&A(3)........................     1.2     1.2     1.2     1.2     1.2
EBITD..................................    50.0    60.8    60.8    60.8    60.8

--------
(1) 1999 includes a 30-day plant-wide turnaround.
(2)See Table 18.
(3)Estimate by Clark.

                                    TABLE 20

                                 LIMA REFINERY

                            BACKCAST COMPARISONS(1)
                             (MILLIONS OF DOLLARS)

                                                                        REFINERY
 ACKCASTB                                              PRODUCT  COST OF  GROSS
 PERIOD                                                REVENUES  SALES   MARGIN
--------                                               -------- ------- --------
 1991................................................. 1,482.8  1,264.2  218.6
 1992................................................. 1,384.4  1,216.5  167.9
 1993................................................. 1,245.0  1,092.6  152.4
 1994................................................. 1,183.2  1,035.3  147.9
 1995................................................. 1,253.9  1,113.6  140.3
 1996................................................. 1,453.5  1,316.1  137.4
 1997................................................. 1,403.8  1,218.0  185.8
 Average.............................................. 1,343.8  1,179.5  164.3
 BP Actual Gross Margin (1991-97 Average).............                   159.2
 TM&C Projected Gross Margin..........................                   168.2

--------
(1) TM&C projected refinery yields with actual historical prices and relationships.

                                    TABLE 21

                                 LIMA REFINERY

                      ESTIMATED GROSS MARGIN SENSITIVITIES
                         (MILLION OF DOLLARS PER YEAR)

                                                              DELTA GROSS MARGIN
                                                              ------------------
 . Change 3:2:1 Crack Spread By $0.25 Per Barrel..............      +/-12.1
 . Increase Crude Throughput By 10,000 BPCD...................        +10.4
 . Do Not Make Trolumen.......................................         -3.9
 . Change Premium Spread By 1.0c Per Gallon...................       +/-2.6
 . Change Anode Coke Price By $10/Ton.........................       +/-2.5
 . Change Alky Feed Price by $1.00 Per Barrel.................       +/-1.5
 . Change Gasoline/Diesel Spread By 1.0c Per Gallon...........       +/-0.6

                                   FIGURE 1
                       WTI 3:2:1 GULF COAST CRACK SPREAD
                              (DOLLAR PER BARREL)



                     91                 4.15

                     92                 3.25

                     93                 2.90

                     94                 2.59

                     95                 2.38

                     96                 2.71

                     97                 3.24

                   TM&C                 3.00

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Section 145 of the Delaware General Corporation Law and Article Six of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

    A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated herein by reference.

  (b) FINANCIAL STATEMENT SCHEDULES*

                                                                            PAGE
                                                                            ----
  Clark Refining & Marketing, Inc.
    Report of Independent Accountants...................................... F-2

--------
*Schedules other than those listed above have been omitted because of the absence of the conditions under which they are required or because the required information is presented in the financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clayton, State of Missouri on September 25, 1998.

                                          Clark Refining & Marketing, Inc.

                                                 /s/ William C. Rusnack
                                          By: _________________________________
                                            President, Chief Executive Officer
                                             and Chief Operating Officer

                               POWER OF ATTORNEY

  Know all men by these presents, that each person whose signature appears below constitutes and appoints William C. Rusnack, Maura J. Clark and Katherine D. Knocke, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and officer of Clark Refining & Marketing, Inc.) to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated and on September 25, 1998.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
         /s/ William C. Rusnack
-------------------------------------------
            William C. Rusnack              President, Chief Executive Officer and
                                             Chief Operating Officer; Director
                                             (Principal Executive Officer)
            /s/ Maura J. Clark
-------------------------------------------
              Maura J. Clark                Executive Vice President--Corporate
                                             Development and Chief Financial Officer
                                             (Principal Financial Officer)
          /s/ Dennis R. Eichholz
-------------------------------------------
            Dennis R. Eichholz              Controller and Treasurer
                                             (Principal Accounting Officer)
           /s/ Marshall A. Cohen
-------------------------------------------
             Marshall A. Cohen              Director; Chairman of the Board
           /s/ David A. Stockman
-------------------------------------------
             David A. Stockman              Director
           /s/ Glenn H. Hutchins
-------------------------------------------
             Glenn H. Hutchins              Director
            /s/ David I. Foley
-------------------------------------------
              David I. Foley                Director

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
   3.1   Restated Certificate of Incorporation of Clark Refining &
          Marketing, Inc. (Incorporated by reference to Exhibit
          3.1 filed with Clark Oil & Refining Corporation
          Registration Statement on Form S-1 (Registration No. 33-
          28146))
   3.2   Certificate of Amendment to Certificate of Incorporation
          of Clark Refining & Marketing, Inc. (Incorporated by
          reference to Exhibit 3.2 filed with Clark Oil & Refining
          Corporation Annual Report on Form 10-K (Registration No.
          1-11392))
   3.3   By-laws of Clark Refining & Marketing, Inc. (Incorporated
          by reference to Exhibit 3.2 filed with Clark Oil &
          Refining Corporation Registration Statement on Form S-1
          (Registration No. 33-28146))
  *4.1   Indenture dated as of August 10, 1998 between Clark
          Refining & Marketing, Inc. and Bankers Trust Company, as
          Trustee, including the form of the 8 5/8% Senior Notes
          due 2008
   4.2   Indenture between Clark Refining & Marketing, Inc.
          (formerly Clark Oil & Refining Corporation) and
          NationsBank of Virginia, N.A. including the form of 9
          1/2% Senior Notes due 2004 (Incorporated by reference to
          Exhibit 4.1 filed with Clark Oil & Refining Corporation
          Registration Statement on Form S-1 (File No. 33-50748))
   4.3   Supplemental Indenture between Clark Refining &
          Marketing, Inc. and NationsBank of Virginia, N.A., dated
          February 17, 1995 (Incorporated by reference to Exhibit
          4.6 filed with Clark USA, Inc. Annual Report on Form 10-
          K for the year ended December 31, 1994 (File No. 33-
          59144))
   4.4   Indenture between Clark Refining & Marketing, Inc. and
          Bankers Trust Company, dated as of November 21, 1997,
          including the form of 8 3/8% Senior Notes due 2007
          (Incorporated by reference to Exhibit 4.5 filed with
          Clark Refining & Marketing, Inc. Registration Statement
          on Form S-4 (Registration No. 333-42431))
   4.5   Indenture between Clark Refining & Marketing, Inc. and
          Marine Midland Bank, dated as of November 21, 1997,
          including the form of 8 7/8% Senior Subordinated Notes
          due 2007 (Incorporated by reference to Exhibit 4.6 filed
          with Clark Refining & Marketing, Inc. Registration
          Statement on Form S-4 (Registration No. 333-42431))
   4.6   Supplemental Indenture between Clark Refining &
          Marketing, Inc. and Marine Midland Bank, dated as of
          November 21, 1997 (Incorporated by reference to Exhibit
          6.1 filed with Clark Refining & Marketing, Inc.
          Registration Statement on Form S-4 (Registration No.
          333-42431))
  *4.7   Exchange and Registration Rights Agreement, dated August
          10, 1998, between Clark Refining & Marketing, Inc. and
          Goldman, Sachs & Co., J.P. Morgan Securities, Inc.,
          Salomon Brothers Inc and Wasserstein Perella Securities,
          Inc.
  *4.8   Form of 8 5/8% New Senior Notes due 2008 (included in
          Exhibit 4.1)
  *5.1   Opinion of Simpson Thacher & Bartlett as to the legality
          of the notes
  *8.1   Opinion of Simpson Thacher & Bartlett as to certain tax
          matters

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
   10.10 Credit Agreement, dated as of September 25, 1997, among
          Clark Refining & Marketing, Inc., Bankers Trust Company,
          as Administrative Agent, The Toronto-Dominion Bank, as
          Syndication Agent, BankBoston, N.A., as Documentation
          Agent, and the other financial institutions party
          thereto. (Incorporated by reference to Exhibit 10.10
          filed with Clark Refining & Marketing, Inc. Current
          Report on Form 8-K, dated October 1, 1997 (File No. 1-
          11392))
   10.11 Amendment No. 1 to Credit Agreement, dated as of October
          29, 1997, among Clark Refining & Marketing, Inc.,
          Bankers Trust Company, as Administrative Agent and
          Collateral Agent, The Toronto-Dominion Bank, as
          Syndication Agent, and BankBoston, N.A., as
          Documentation Agent, and the other financial
          institutions party thereto (incorporated by reference to
          Exhibit 10.11 filed with Clark Refining & Marketing,
          Inc. Registration Statement on Form S-4 (Registration
          No. 333-42431))
   10.12 Amendment No. 2 to Credit Agreement, dated as of November
          7, 1997, among Clark Refining & Marketing, Inc., Bankers
          Trust Company, as Administrative Agent and Collateral
          Agent, The Toronto-Dominion Bank, as Syndication Agent,
          and BankBoston, N.A., as Documentation Agent, and the
          other financial institutions party thereto (incorporated
          by reference to Exhibit 10.12 filed with Clark Refining
          & Marketing, Inc. Registration Statement on Form S-4
          (Registration No. 333-42431))
  *10.13 Amendment No. 3 to Credit Agreement, dated as of July 24,
          1998, among Clark Refining & Marketing, Inc., Bankers
          Trust Company, as Administrative Agent and Collateral
          Agent, The Toronto-Dominion Bank, as Syndication Agent,
          and BankBoston, N.A., as Documentation Agent, and the
          other financial institutions party thereto.
   10.14 Credit Agreement, dated as of November 21, 1997, among
          Clark Refining & Marketing, Inc., Goldman, Sachs Credit
          Partners L.P., as Arranger and Syndication Agent, and
          State Street Bank and Trust Company of Missouri, N.A.,
          as Payment Agent, the financial institutions listed on
          the signature pages thereof, and Goldman Sachs Credit
          Partners, as Administrative Agent (Incorporated by
          reference to Exhibit 10.13 filed with Clark Refining &
          Marketing, Inc. Registration Statement on Form S-4
          (Registration No. 333-42431))
  *10.15 First Amended and Restated Credit Agreement, dated as of
          August 10, 1998, among Clark Refining & Marketing, Inc.,
          as Borrower, Goldman Sachs Credit Partners L.P., as
          Arranger, Syndication Agent and Administrative Agent,
          and State Street Bank & Trust Company of Missouri, N.A.,
          as Paying Agent
   10.20 Clark Refining & Marketing, Inc. Stock Option Plan
          (Incorporated by reference to Exhibit 10.5 filed with
          Clark Registration Statement on Form S-1 (Registration
          No. 33-43358))
   10.21 Clark Refining & Marketing, Inc. Savings Plan, as amended and restated effective as of October 1, 1989
          (Incorporated by reference to Exhibit 10.6 filed with
          Clark Oil & Refining Corporation Annual Report on Form
          10-K for the year ended December 31, 1989 (Commission
          File No. 1-11392))
   10.22 Employment Agreement of Paul D. Melnuk (Incorporated by
          reference to Exhibit 10.2 filed with Clark Refining &
          Marketing, Inc. Current Report on Form 8-K, dated
          October 1, 1997 (File No. 1-11392))
 **10.23 Employment Agreement of William C. Rusnack

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
  10.24  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Bradley D.
          Aldrich (Incorporated by reference to Exhibit 10.23
          filed with Clark Refining & Marketing, Inc. Registration
          Statement on Form S-4 (Registration No. 333-42431))
  10.25  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Brandon K.
          Barnholt (Incorporated by reference to Exhibit 10.24
          filed with Clark Refining & Marketing, Inc. Registration
          Statement on Form S-4 (Registration No. 333-42431))
  10.26  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Maura J.
          Clark (Incorporated by reference to Exhibit 10.25 filed
          with Clark Refining & Marketing, Inc. Registration
          Statement on Form S-4 (Registration No. 333-42431))
  10.27  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Edward J.
          Stiften (Incorporated by reference to Exhibit 10.26
          filed with Clark Refining & Marketing, Inc. Registration
          Statement on Form S-4 (Registration No. 333-42431))
  10.30  Amended and Restated Asset Sale Agreement, dated as of
          August 16, 1994 between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.3 filed with Clark USA, Inc. Current
          Report on Form 8-K, dated February 27, 1995
          (Registration No. 33-59144))


  10.31  Chemical Facility Lease with Option to Purchase, dated as of August 17, 1994 between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.2 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.32  Sublease of Chemical Facility Lease, dated as of August
          16, 1994, between Chevron U.S.A. Inc. and Clark Refining
          & Marketing, Inc., (Incorporated by reference to Exhibit
          10.9.3 filed with Clark USA, Inc. Registration Statement
          on Form S-1 (Registration No. 33-84192))
  10.33  PADC Facility Lease with Option to Purchase, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.4 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.34  Supply Agreement for the Chemical Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.5 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.35  Services Agreement for the Chemical Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.6 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.36  Supply Agreement for the PADC Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.7 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
  10.37  Services Agreement for the PADC Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc. (Incorporated by reference to
          Exhibit 10.9.8 filed with Clark USA, Inc. Registration
          Statement on Form S-1 (Registration No. 33-84192))
  10.60  Clark Refining & Marketing, Inc. Stock Option Plan
          (Incorporated by reference to Exhibit 10.5 filed with
          Clark Registration Statement on Form S-1 (Registration
          No. 33-43358))
  10.61  Clark Refining & Marketing, Inc. Savings Plan, as amended and restated effective as of October 1, 1989
          (Incorporated by reference to Exhibit 10.6 filed with
          Clark Oil & Refining Corporation Annual Report on Form
          10-K for the year ended December 31, 1989 (Commission
          File No. 1-11392))
  10.70  Stock Purchase and Redemption Agreement, dated as of
          December 30, 1992, among AOC Limited Partnership, P.
          Anthony Novelly, Samuel R. Goldstein, G & N Investments,
          Inc., TrizecHahn Corporation, AOC Holdings, Inc. and
          Clark Oil & Refining Corporation (Incorporated by
          reference to Exhibit 10.11 filed with Clark R & M
          Holdings, Inc. Registration Statement on Form S-4 (File
          No. 33-59144))
 *12.1   Computation of Ratio of Earnings to Fixed Charges
 *15.1   Awareness Letter of Deloitte & Touche LLP
 *21.1   Subsidiaries of the Company
 *23.1   Consent of PricewaterhouseCoopers LLP
 *23.2   Consent of Simpson Thacher & Bartlett (included in
          Exhibit 5.1)
 *23.3   Consent of Deloitte & Touche LLP
 *23.4   Consent of Turner, Mason & Company
 *24.1   Power of Attorney (included on signature page)
 *25.1   Statement of Eligibility and Qualification on Form T-1 of
          Bankers Trust Company
 *99.1   Form of Letter of Transmittal from Clark Refining &
          Marketing, Inc. to its noteholders relating to the
          exchange offer
 *99.2   Form of Notice of Guaranteed Delivery

--------
 *Filed herewith.
**To be filed by amendment.